As filed with the Securities and Exchange Commission on October 31, 2002

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Developers Diversified Realty Corporation

(Exact name of registrant as specified in its charter)

Ohio	**6798**	**34-1723097**
(State or Other Jurisdiction of Incorporation or Organization)	*(Primary Standard Industrial Classification Code Number)*	*(I.R.S. Employer Identification Number)*

3300 Enterprise Parkway
Beachwood, Ohio 44122
(216) 755-5500
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Scott A. Wolstein, Chief Executive Officer and Chairman
Developers Diversified Realty Corporation
3300 Enterprise Parkway
Beachwood, Ohio 44122
(216) 755-5655
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Albert T. Adams, Esq.
Baker & Hostetler LLP
3200 National City Center
1900 East 9th Street
Cleveland, Ohio 44114
(216) 621-0200

John J. Kelley III, Esq.
King & Spalding
191 Peachtree Street, NE
Atlanta, Georgia 30303
(404) 572-4600

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Shares, without par value	18,699,094(2)	$20.83(4)	$389,504,282(4)	$35,834(6)
9⅜% Cumulative Redeemable Voting Preferred Shares, without par value	2,000,000(3)	$25.21(5)	$ 50,420,000(5)	$ 4,638(7)

(1) Represents the maximum number of common shares of Developers Diversified Realty Corporation, without par value (listed on the New York Stock Exchange with trading symbol "DDR"), and 9⅜% Cumulative Redeemable Voting Preferred Shares of DDR, without par value (DDR intends to apply for a listing of these preferred shares on the New York Stock Exchange), respectively, that may be issued pursuant to the transactions described herein.

(2) The amount of DDR common shares to be registered is calculated as the product obtained by multiplying (a) the exchange ratio of 0.518 of a DDR common share, without par value, for each share of common stock of JDN Realty Corporation, $0.01 par value (listed on the New York Stock Exchange with trading symbol "JDN"), by (b) 36,098,636, the aggregate number of shares of JDN common stock outstanding (including shares that may be issued pursuant to the exercise of options to purchase shares of JDN common stock and restricted shares) on October 29, 2002.

(3) Each share of JDN $9^{3}/_{8}\%$ Series A Cumulative Redeemable Preferred Stock (listed on the New York Stock Exchange with symbol "JDN__pa") will be cancelled and, by virtue of the merger, will be converted automatically into the right to receive one share of DDR $9^{3}/_{8}\%$ Cumulative Redeemable Voting Preferred Shares, without par value. As of October 29, 2002, there were 2,000,000 shares of JDN $9^{3}/_{8}\%$ Series A Cumulative Redeemable Preferred Stock outstanding.

(4) Pursuant to Rule 457(f)(1) and 457(c) promulgated under the Securities Act and estimated solely for purposes of calculating the registration fee, the proposed maximum aggregate offering price is $389,504,282, which equals the average of the high and low prices of the common stock of JDN, as reported on the New York Stock Exchange on October 29, 2002, multiplied by the total number of shares of JDN common stock (including shares issuable pursuant to the exercise of options to purchase shares of JDN common stock and restricted shares) to be cancelled in the merger of a subsidiary of DDR (DDR Transitory Sub, Inc.) with and into JDN. The proposed maximum offering price per common share, without par value, of DDR is equal to the proposed maximum aggregate offering price determined in the manner described in the preceding sentence divided by the maximum number of DDR shares that could be issued in the merger based on an exchange ratio of 0.518 (which equals 18,699,094 (see (2), above)).

(5) Pursuant to Rule 457(f)(1) and 457(c) promulgated under the Securities Act and estimated solely for purposes of calculating the registration fee, the proposed maximum aggregate offering price is $50,420,000, which equals the average of the high and low prices of the $9^{3}/_{8}\%$ Series A Cumulative Redeemable Voting Preferred Stock of JDN, as reported on the New York Stock Exchange on October 29, 2002, multiplied by the total number of shares of JDN $9^{3}/_{8}\%$ Series A Cumulative Redeemable Preferred Stock to be cancelled in the merger of a subsidiary of DDR (DDR Transitory Sub, Inc.) with and into JDN. The proposed maximum offering price per preferred share, without par value, of DDR is equal to the proposed maximum aggregate offering price determined in the manner described in the preceding sentence divided by the total number of shares of JDN $9^{3}/_{8}\%$ Series A Cumulative Redeemable Preferred Stock to be cancelled in the merger (which equals 2,000,000 shares (see (3), above)).

(6) Pursuant to Rule 457(f)(1) and 457(c) under the Securities Act, the registration fee has been calculated based on a price of $10.79 per share of JDN common stock, as calculated in (4) above.

(7) Pursuant to Rule 457(f)(1) and 457(c) under the Securities Act, the registration fee has been calculated based on a price of $25.21 per share of JDN $9^{3}/_{8}\%$ Series A Cumulative Redeemable Preferred Stock, as calculated in (5) above.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.





The information in this joint proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

DEVELOPERS DIVERSIFIED REALTY

JDN

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

The board of directors of Developers Diversified Realty Corporation ("DDR") and the board of directors of JDN Realty Corporation ("JDN") have approved a merger of a subsidiary of DDR with and into JDN resulting in JDN becoming a majority-owned subsidiary of DDR. The boards of both companies believe that the merger will be in the best interests of all of their respective shareholders.

In the merger, JDN common shareholders will receive common shares of DDR for each outstanding share of JDN common stock based upon a fixed exchange ratio of 0.518 of a DDR common share for each outstanding share of JDN common stock. Cash will be paid instead of issuing fractional shares. Because the merger consideration is fixed in DDR common shares, the value of the consideration to be received by JDN common shareholders in the merger will depend upon the market price of DDR common shares at the time of the merger. DDR common shares are traded on the New York Stock Exchange under the symbol "DDR." On October 29, 2002, DDR common shares closed at $21.29 per share.

In addition, each outstanding share of JDN 9 3/8% Series A Cumulative Redeemable Preferred Stock (the "JDN Series A Preferred Stock") will be converted into one newly created DDR 9 3/8% Cumulative Redeemable Voting Preferred Share (the "DDR Voting Preferred Shares").

After careful consideration, the boards of DDR and JDN have determined that the merger is advisable and fair to, and in the best interests of, their respective shareholders, and each board recommends that their respective common shareholders vote FOR approval of the merger agreement and the merger.

The merger cannot be completed unless DDR and JDN common shareholders approve the merger agreement and the merger at the special meetings to be held by DDR and JDN and the DDR common shareholders approve the amendment to the DDR articles of incorporation to authorize the DDR Voting Preferred Shares. Approval of the merger agreement and the merger, as well as the amendment to the DDR articles of incorporation to authorize the DDR Voting Preferred Shares, requires the affirmative vote of at least a majority of the outstanding DDR common shares. The merger agreement and the merger must be approved by holders of at least two-thirds of the outstanding shares of JDN common stock. Whether or not you plan to attend your special meeting, please take the time to vote by completing and mailing the enclosed proxy card. If you are a JDN shareholder, you may also vote through the Internet, or by telephone, in each case, as instructed on your proxy card.

This document provides you with detailed information about your special meeting and the proposed merger. You also may obtain information from publicly available documents filed by both companies with the Securities and Exchange Commission, or SEC.

DDR and JDN encourage you to read this entire document carefully, including the section entitled "Risk Factors" beginning on page 17.

The dates, times and places of the special meetings are as follows:

For DDR:	For JDN:
, 2002, at 10:00 a.m., Eastern Time	, 2002, at 10:00 a.m., Eastern Time
The Bertram Inn & Conference Center	Offices of King & Spalding
600 North Aurora Road	191 Peachtree Street
Aurora, Ohio 44202-0870	Atlanta, Georgia 30303

Scott A. Wolstein	Craig Macnab
Chief Executive Officer and	Chief Executive Officer and
Chairman of the Board	Chairman of the Board
Developers Diversified Realty Corporation	JDN Realty Corporation

EACH VOTE IS IMPORTANT. PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the merger or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated , 2002
and it is first being mailed on or about , 2002.

This joint proxy statement/prospectus incorporates important business and financial information about DDR and JDN that is not included in or delivered with this document. If you are a shareholder of DDR or JDN, you can obtain any of the documents incorporated by reference from DDR or JDN, as the case may be, or through the SEC on the SEC's web site. The address of that site is http://www.sec.gov. Documents incorporated by reference are available from the companies, without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit to this document. Shareholders of DDR or JDN may obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

<table>
<tr><td>Developers Diversified Realty Corporation</td><td>JDN Realty Corporation</td></tr>
<tr><td>3300 Enterprise Parkway</td><td>359 East Paces Ferry Road</td></tr>
<tr><td>Beachwood, Ohio 44122</td><td>Suite 400</td></tr>
<tr><td>Attention: Michelle Mahue</td><td>Atlanta, Georgia 30305</td></tr>
<tr><td>Telephone: 1-877-CALL-DDR</td><td>Attention: Charles N. Talbert</td></tr>
<tr><td></td><td>Telephone: (404) 262-3252</td></tr>
</table>

If you would like to request documents, in order to ensure timely delivery you must do so at least five business days before the date of the special meetings. This means you must request this information no later than   , 2002. If you request any incorporated documents, DDR or JDN will mail them to you by first class mail, or another equally prompt means, within one business day after it receives your request.

Also see "Where You Can Find More Information" beginning on page 111 of this joint proxy statement/prospectus.

Developers Diversified Realty Corporation

3300 Enterprise Parkway
Beachwood, Ohio 44122

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON   , 2002

A special meeting of shareholders of Developers Diversified Realty Corporation, an Ohio corporation, will be held at 10:00 a.m., Eastern Time, on   , 2002, at The Bertram Inn & Conference Center, 600 North Aurora Road, Aurora, Ohio 44202-0870, for the following purposes:

1. To vote on the approval of the agreement and plan of merger, dated as of October 4, 2002, by and among DDR, JDN Realty Corporation, a Maryland corporation, and DDR Transitory Sub, Inc., a Maryland corporation and subsidiary of DDR, a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus, and the merger of DDR Transitory Sub, Inc. with and into JDN under the merger agreement.

2. To vote on a proposal to approve an amendment to the DDR articles of incorporation, authorizing and fixing the terms of 2,000,000 $9^3/_8$% Cumulative Redeemable Voting Preferred Shares, without par value, to be issued to the holders of JDN's Series A Cumulative Redeemable Preferred Stock, $.01 par value per share, to be effected as part of the merger.

3. To fix the number of directors of DDR at 11.

4. To elect Mr.   to the board of directors of DDR to serve as director until the next annual meeting of shareholders and until his successor is duly elected and qualified.

5. To vote on a proposal to approve an amendment to the DDR articles of incorporation that would increase the total number of authorized shares from 109,000,000 to 211,000,000 and the number of authorized common shares from 100,00,000 to 200,000,000.

6. To transact any other business as may properly come before the special meeting or any adjournments or postponements.

Consummation of the merger is dependent upon the approval by DDR shareholders of the merger and merger agreement and the authorization of the DDR Voting Preferred Shares. Pursuant to the merger agreement, DDR is obligated to nominate Mr.   for election to the DDR board of directors, and in order to do so, DDR must increase the size of its board to 11 members. If the DDR shareholders fail to approve the proposal to increase the size of DDR's board, JDN may waive DDR's obligation in this regard. In that case, the merger would still be consummated. The approval by DDR's shareholders to increase DDR's number of authorized shares and the actual election of Mr.   to the DDR board of directors are not conditions to the completion of the merger, and failure of DDR's shareholders to approve either of the proposals would not affect consummation of the merger.

Only holders of record of DDR common shares at the close of business on   , 2002 are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements.

It is important that your common shares be represented and voted at the meeting. If you do not plan to attend the meeting and vote your common shares in person, please:

MARK, SIGN, DATE AND PROMPTLY RETURN your enclosed proxy card in the postage-paid envelope.

Any proxy may be revoked at any time before its exercise at the meeting by giving notice to DDR before or at the meeting.

By order of the DDR board of directors

Joan U. Allgood
Senior Vice President – Legal & Transactions and Secretary
, 2002

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

The DDR board of directors has approved the merger agreement and the merger of DDR Transitory Sub, Inc. with and into JDN and recommends that you vote to approve the merger agreement and the merger and the amendment to the DDR articles of incorporation to authorize the DDR Voting Preferred Shares, as well as the other proposals included in this joint proxy statement/prospectus.

JDN Realty Corporation

359 East Paces Ferry Road
Suite 400
Atlanta, Georgia 30305

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON   , 2002

A special meeting of shareholders of JDN Realty Corporation, a Maryland corporation, will be held at 10:00 a.m., Eastern Time, on   , 2002 at the Offices of King & Spalding, 191 Peachtree Street, Atlanta, Georgia 30303, for the following purposes:

1. To consider and vote on the approval of the agreement and plan of merger, dated as of October 4, 2002, by and among Developers Diversified Realty Corporation, an Ohio corporation, JDN and DDR Transitory Sub, Inc., a Maryland corporation and subsidiary of DDR, a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus, and the merger of DDR Transitory Sub, Inc. with and into JDN under the merger agreement.

2. To transact any other business as may properly come before the special meeting or any adjournments or postponements.

Only holders of record of JDN common stock at the close of business on   , 2002, are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements.

It is important that your common stock be represented and voted at the meeting. If you do not plan to attend the meeting and vote your common stock in person, please vote in one of these ways:

- MARK, SIGN, DATE AND PROMPTLY RETURN your enclosed proxy card in the postage-paid envelope;

- USE THE TOLL-FREE TELEPHONE NUMBER shown on your proxy card (this call is free in the U.S. and Canada); or

- VISIT THE WEBSITE ADDRESS shown on your proxy card to vote through the Internet.

Any proxy may be revoked at any time before its exercise at the meeting by giving notice to JDN before or at the meeting.

Sincerely,

John D. Harris, Jr.
Senior Vice President,
Chief Financial Officer and
Corporate Secretary
    , 2002

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

The JDN board of directors has approved the merger agreement and the merger of DDR Transitory Sub, Inc. with and into JDN and recommends that you vote to approve the merger agreement and the merger.

TABLE OF CONTENTS

TABLE OF CONTENTS i

QUESTIONS & ANSWERS ABOUT THE MERGER iii

SUMMARY 1
   The Companies 1
   The Combined Company 1
   The DDR Special Meeting; Vote Required 2
   The JDN Special Meeting; Vote Required 2
   Recommendation of DDR Board 3
   Opinion of DDR's Financial Advisor, Goldman, Sachs & Co. 3
   Recommendation of JDN Board 3
   Opinion of JDN's Investment Banker, Lazard Frères & Co. LLC 3
   Directors and Executive Officers of DDR After the Merger 4
   Conflicts of Interest of JDN Directors and Executive Officers 4
   Regulatory Approvals 4
   Accounting Treatment 4
   Dissenters' Rights 4
   The Merger Agreement 5
   Material Federal Income Tax Consequences Relating to the Merger........ 6
   Amendments to the DDR Articles of Incorporation 7
   Selected Historical Consolidated Financial Data............................ 8
   Equivalent Per Share Data... 12
   Summary Unaudited Pro Forma Condensed Consolidated Financial Data ... 13
   Comparative Per Share Market Price and Dividend Information 15

RISK FACTORS 17

FORWARD-LOOKING STATEMENTS 24

THE COMPANIES.. 25

THE COMBINED COMPANY 25

THE DDR SPECIAL MEETING 27

DIRECTORS AND NOMINEE FOR ELECTION AT THE DDR SPECIAL MEETING 29

CERTAIN TRANSACTIONS OF DDR DIRECTORS AND EXECUTIVE OFFICERS 33

THE JDN SPECIAL MEETING 35

THE MERGER 37
   Structure of the Merger 37
   Background of the Merger 37
   DDR's Reasons for the Merger; Recommendation of the DDR Board 44
   Opinion of DDR's Financial Advisor, Goldman, Sachs & Co. 45
   JDN's Reasons for the Merger; Recommendation of the JDN Board 51
   Opinion of JDN's Investment Banker, Lazard Frères & Co. LLC 53
   Directors and Executive Officers of DDR After the Merger 57
   Conflicts of Interest of JDN Directors and Executive Officers in the Merger................. 58
   Regulatory Approvals 58
   Accounting Treatment 58
   Restrictions on Resales by Affiliates 58
   DDR Dissenters' Rights 59
   Shareholder Litigation 60

THE MERGER AGREEMENT 60

MATERIAL FEDERAL INCOME TAX CONSEQUENCES RELATING TO THE MERGER ... 76

APPROVAL OF AMENDMENTS TO THE DDR ARTICLES OF INCORPORATION 79
   Increase in Authorized Shares... 80
   Terms of DDR Voting Preferred Shares 80
   Required Vote and DDR Board Recommendation 80

DESCRIPTION OF DDR COMMON SHARES 81
DESCRIPTION OF DDR PREFERRED SHARES 83
COMPARISON OF RIGHTS OF DDR SHAREHOLDERS AND JDN SHAREHOLDERS... 92
LEGAL MATTERS 110
EXPERTS 110
SHAREHOLDER PROPOSALS 110
OTHER MATTERS 111
WHERE YOU CAN FIND MORE INFORMATION 111
WHAT INFORMATION YOU SHOULD RELY ON.................................... 112
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
    STATEMENTS 113
Annex A — Agreement and Plan of Merger dated as of October 4, 2002 .... A-1
Annex B — Opinion of Goldman, Sachs & Co. dated October 4, 2002. .... B-1
Annex C — Opinion of Lazard Frères & Co. LLC dated October 4, 2002. .... C-1
Annex D — Proposed Amendments to DDR Articles of Incorporation D-1
Annex E — Section 1701.85 of the Ohio General Corporation Law E-1
Annex F — Supplemental Information Related to Directors and Executive Officers of DDR F-1

QUESTIONS & ANSWERS ABOUT THE MERGER

Q: Why are DDR and JDN proposing the merger?

A: The boards of both companies believe that the merger represents a strategic combination of two premier real estate organizations that will be in the best interests of all of their respective shareholders. Following the merger, DDR will own or manage 442 retail properties in 44 states comprising approximately 77 million square feet of gross leasable area, or GLA, which includes approximately 15 million square feet of total GLA attributable to JDN. In addition, DDR will acquire 21 properties comprising approximately seven million square feet of total GLA currently under development by JDN, as well as a development pipeline of 17 properties representing approximately three million square feet of total GLA. Upon completion of the transaction, DDR will have a total market capitalization of over $5.0 billion (including its pro rata portion of unconsolidated debt).

Q: What will I receive in the merger?

A: *JDN Shareholders.* In the merger, JDN common shareholders will receive 0.518 of a DDR common share for each outstanding share of JDN common stock, with cash being paid in lieu of any fractional DDR common shares. Each holder of outstanding JDN Series A Preferred Stock will receive one newly created DDR Voting Preferred Share for each such outstanding share. The DDR Voting Preferred Shares issued in the merger will have preferences, restrictions and limitations as to dividends, qualifications and redemption identical in all material respects to those of the shares of JDN Series A Preferred Stock and, in addition, will have the right to one vote per share on all matters on which holders of DDR common shares may vote.

DDR Shareholders. Each DDR common share or preferred share held by DDR shareholders will continue to represent one DDR common share or preferred share, as the case may be, after the merger.

Q: What happens if the price of DDR common shares and/or JDN common stock changes before the closing of the merger?

A: No change will be made to the 0.518 exchange ratio for common shareholders. Because the market value of DDR common shares will fluctuate before the closing of the merger, the value of the consideration that JDN common shareholders will receive in the merger will fluctuate as well. If the trading price of DDR common shares decreases, then the value received by JDN shareholders in the form of DDR common shares will decrease, and could be less than the value JDN shareholders would have received had the merger closed on October 4, 2002 or the date of this joint proxy statement/prospectus.

Q: What am I being asked to vote upon?

A: *JDN Common Shareholders.* If you are a holder of JDN common stock, you are being asked to approve the merger agreement and the merger of DDR Transitory Sub, Inc., a subsidiary of DDR, with and into JDN, with JDN as the surviving corporation and as a majority-owned subsidiary of DDR. Approval of the merger agreement and the merger requires the affirmative vote of the holders of two-thirds of the issued and outstanding shares of JDN common stock.

The JDN board has adopted and approved the merger agreement and the merger of DDR Transitory Sub, Inc. with and into JDN and recommends that JDN common shareholders vote FOR approval of the merger agreement and the merger.

Shareholders who owned JDN's common stock at the close of business on   , 2002, the record date for the JDN special meeting, are entitled to vote at the JDN special meeting. On that record date, there were   shares of JDN common stock outstanding.

DDR Common Shareholders. If you are a holder of DDR common shares, you are being asked to:

• vote on proposals to approve the merger agreement and the merger;

- vote on a proposal to approve an amendment to the DDR articles of incorporation, authorizing and fixing the terms of 2,000,000 9⅜% Cumulative Redeemable Voting Preferred Shares, without par value, to be issued to the holders of JDN's Series A Preferred Stock;

- fix the number of DDR directors at 11;

- elect Mr.   to the DDR board of directors to serve as a director until the next annual meeting of shareholders and until his successor is duly elected and qualified; and

- vote on a proposal to approve an amendment to DDR's articles of incorporation that would increase the number of total authorized shares from 109,000,000 to 211,000,000 and the number of authorized common shares from 100,000,000 to 200,000,000.

Approval of the merger agreement and the merger, the amendments to the DDR articles of incorporation to authorize the DDR Voting Preferred Shares and to increase the number of authorized shares, and the proposal to fix the number of directors at 11 requires the affirmative vote of a majority of the issued and outstanding DDR common shares. With respect to the election of a director, if a quorum is present, the nominee receiving the greatest number of votes is elected as director. Mr.   is expected to be the only nominee for director. DDR shareholders have the right to vote cumulatively in the election of directors; however, because only one proposed vacancy may be filled at the special meeting, cumulative voting would have no effect on the outcome of the election.

Consummation of the merger is dependent upon the approval by DDR shareholders of the merger and merger agreement and the authorization of the DDR Voting Preferred Shares. Pursuant to the merger agreement, DDR is obligated to nominate Mr.   for election to the DDR board of directors, and in order to do so, DDR must increase the size of its board to 11 members. If the DDR shareholders fail to approve the proposal to increase the size of DDR's board, JDN may waive DDR's obligation in this regard. In that case, the merger would still be consummated. The approval by DDR's shareholders to increase DDR's number of authorized shares and the actual election of Mr.   to the DDR board of directors are not conditions to the completion of the merger, and failure of DDR's shareholders to approve either of the proposals would not affect consummation of the merger.

The DDR board has adopted and approved the merger agreement and the merger of DDR Transitory Sub, Inc. with and into JDN, and recommends that DDR common shareholders vote FOR approval of the merger agreement and the merger, FOR the proposal to fix the number of directors at 11, FOR the election of Mr.   to the board of directors, and FOR approval of the amendments to the DDR articles of incorporation to create and authorize the DDR Voting Preferred Shares and to increase DDR's number of authorized shares.

Shareholders who owned DDR common shares at the close of business on   , 2002, the record date for the DDR special meeting, are entitled to vote at the DDR special meeting. On that record date, there were   common shares outstanding.

Q: Can I change my vote after I have mailed my signed proxy card or voted by telephone or the Internet?

A: Yes. You can change your vote at any time before your proxy is voted at the applicable shareholder meeting. You can do this in one of three ways. First, you can send a written notice stating that you revoke your proxy. Second, you can complete and submit a new proxy card, dated a later date than the first proxy card or vote again by telephone or the Internet if you are a JDN shareholder utilizing that method. Third, you can attend the appropriate meeting and vote in person. Your attendance at the shareholder meeting will not, however, by itself revoke your proxy. If you hold your shares in "street name" and have instructed your broker to vote your shares, you must follow directions received from your broker to change those instructions.

Q: Do JDN common or preferred shareholders have dissenters' rights?

A: No. JDN is incorporated under Maryland law. Under Maryland law, because shares of JDN common stock and JDN Series A Preferred Shares are listed on a national securities exchange, holders of JDN common stock and JDN Series A Preferred Stock have no rights to dissent and receive the appraised value of their shares in the merger.

Q: Do DDR common or preferred shareholders have dissenters' rights?

A: DDR common shareholders have dissenters' rights, but DDR preferred shareholders do not. If the merger agreement is approved, a shareholder of DDR common shares objecting to the merger agreement may be entitled to seek relief as a dissenting shareholder under Section 1701.85 of the Ohio General Corporation Law. To perfect dissenters' rights, a record shareholder must not vote his or her common shares in favor of the merger agreement and merger at the special meeting, must deliver a written demand for payment for the cash value of his or her common shares to DDR on or before the tenth day following the special meeting, and must otherwise comply with the statute. Any dissenting shareholder contemplating exercise of his or her dissenters' rights is urged to read the summary of Section 1701.85 included herein in "The Merger — DDR Dissenters' Rights" on page 59, to carefully review the provisions of Section 1701.85 attached as Annex E, and to consult an attorney, since failure to follow fully and precisely the procedural requirements of the statute may result in termination or waiver of such rights.

Q: How soon after the special meetings will the merger occur?

A: If the merger agreement and the merger are approved at both the DDR and JDN special meetings and DDR common shareholders approve the amendment to the DDR articles of incorporation to authorize and create the DDR Voting Preferred Shares, DDR and JDN anticipate that the merger will occur as soon as practicable after the special meetings.

Q: If DDR's shareholders do not approve the proposals to increase the size of the DDR board of directors, to elect Mr.   as a director of DDR, or to increase the authorized capital stock of DDR, will the merger be consummated?

A: Yes. Consummation of the merger is dependent upon the approval by DDR shareholders of the merger and merger agreement and the authorization of the DDR Voting Preferred Shares. Pursuant to the merger agreement, DDR is obligated to nominate Mr.   for election to the DDR board of directors, and in order to do so, DDR must increase the size of its board to 11 members. If the DDR shareholders fail to approve the proposal to increase the size of DDR's board, JDN may waive DDR's obligation in this regard. In that case, the merger would still be consummated. The approval by DDR's shareholders to increase DDR's number of authorized shares and the actual election of Mr.   to the DDR board of directors are not conditions to the completion of the merger, and failure of DDR's shareholders to approve either of the proposals would not affect consummation of the merger.

Q: Will I recognize taxable gain or loss as a result of the merger?

A: The merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. If the merger so qualifies, no gain or loss will be recognized by JDN's shareholders or JDN as a result of the merger, except with respect to cash received in lieu of fractional shares. Whether or not the merger qualifies as a reorganization, neither JDN, DDR nor DDR's shareholders will recognize gain or loss as a result of the merger.

      Tax matters are complicated, and the federal income tax consequences described above may not apply to some of JDN's shareholders. The tax consequences of the proposed merger to you will depend on the facts of your own situation. You should consult your own tax advisors for a full understanding of the tax consequences of the merger to you. See "Material Federal Income Tax Consequences Relating to the Merger" on page 76.

Q: What will my dividends be before and after the merger?

A: JDN may not pay dividends to its common shareholders until it has entered into a closing agreement with the Internal Revenue Service, in a form reasonably acceptable to DDR, confirming JDN's compliance with certain technical requirements for qualification as a REIT for the taxable year ended

December 31, 2000. In the event that JDN is required to make a payment to the Internal Revenue Service related to the closing agreement, JDN may only pay dividends in an amount equal to $0.27 per share for the fourth quarter of 2002 and an amount equal to the DDR dividend per common share multiplied by the exchange ratio of 0.518 for each quarter in 2003 prior to the quarter of closing of the merger, less the per share amount of the payment to the Internal Revenue Service and certain related fees and expenses. See "Risk Factors — If JDN is not able to enter into a closing agreement with the Internal Revenue Service within the time permitted under the merger agreement or on terms reasonably satisfactory to DDR, DDR may choose not to consummate the merger, and may, in certain circumstances, be entitled to reimbursement of expenses" on page 17.

Subject to the restrictions relating to the closing agreement with the Internal Revenue Service, for each quarter during 2003 prior to completion of the merger, holders of JDN common stock may only receive a dividend up to the amount of the DDR dividend per common share multiplied by the exchange ratio of 0.518.

After the completion of the merger, former holders of JDN common stock will receive the distributions payable to all holders of DDR common shares with a record date after the closing, and former JDN preferred shareholders will be entitled to receive the same cumulative distributions on the DDR Voting Preferred Shares that they were entitled to as holders of the JDN Series A Preferred Stock. Based on the exchange ratio for the merger consideration payable to JDN common shareholders in the merger and DDR's current quarterly distribution of $0.38 per common share, a JDN common shareholder would receive quarterly DDR distributions on a pro forma combined equivalent basis of approximately $0.20 per share for each share of JDN common stock exchanged. The current quarterly dividend paid by JDN on its common stock is $0.27 per share. Upon completion of the merger, JDN common shareholders will cease receiving any distributions or dividends on shares of JDN common stock and the JDN Series A Preferred Stock held before the merger other than any dividends declared before completion of the merger but not yet paid.

Dividends payable to DDR shareholders will be unaffected by the merger.

Q: What should I do now?

A: If you are a DDR or JDN common shareholder, indicate on your proxy card how you would like to vote, and sign and mail it in the enclosed postage-paid envelope as soon as possible so that your shares will be represented at your special meeting. If you are a JDN shareholder, you may also vote by telephone or Internet according to instructions on page 35.

If you sign and send in your proxy and do not indicate how you want to vote, your proxy will be voted in favor of the proposal to approve the merger agreement and the merger and, if you are a DDR common shareholder, also in favor of the proposal to approve the amendments to the DDR articles of incorporation to authorize the DDR Voting Preferred Shares and to increase the number of authorized shares, the proposal to fix the number of directors at 11 and the proposal to elect Mr.   as a director. If you do not sign and send in your proxy or vote at your special meeting, or if you abstain, it will have the effect of a vote against approval of the merger agreement and the merger and, in the case of DDR common shareholders, against approval of the amendments to the DDR articles of incorporation and the proposal to fix the number of directors at 11.

If a quorum is present at the DDR special meeting, the nominee receiving the greatest number of votes will be elected as a director. Therefore, abstentions or broker non-votes will not be counted as votes for or against the election of Mr.   to the DDR board of directors.

You can choose to attend your special meeting and vote your shares in person instead of completing and returning a proxy card. If you do complete and return a proxy card, you may change your vote at any time up to and including the time of the vote on the day of your special meeting by following the directions beginning on page 28 for DDR shareholders and beginning on page 36 for JDN shareholders.

Q: If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A: Your broker will vote your DDR or JDN common shares only if you instruct your broker how to vote by following the directions your broker provides. If you do not instruct your broker how to vote, your shares will not be voted and this will have the effect of voting against approval of the merger agreement and the merger and, in the case of DDR common shareholders, against approval of the amendments to the DDR articles of incorporation to authorize the DDR Voting Preferred Shares and to increase the number of authorized shares, and the proposal to fix the number of directors at 11. Because the nominee receiving the greatest number of votes will be elected as director, broker non-votes will not be counted as votes for or against the election of Mr.   to the DDR board of directors.

Q: Should I send in my JDN stock certificates now?

A: No. After the merger, DDR's exchange agent will send to former JDN common and preferred shareholders a letter of transmittal explaining what you must do to exchange your JDN common or preferred stock certificates for the merger consideration payable to you.

If you are a DDR shareholder, you are not required to take any action regarding your DDR common share certificates.

Q: Who can answer my questions?

A: *DDR Common Shareholders.* DDR common shareholders who have questions about the merger or desire additional copies of this joint proxy statement/prospectus or additional proxy cards should contact:

Developers Diversified Realty Corporation
DDR Investor Relations
3300 Enterprise Parkway
Beachwood, Ohio 44122
Attention: Michelle Mahue
Telephone: 1-877-CALL-DDR

JDN Common and Preferred Shareholders. JDN common and preferred shareholders who have questions about the merger or desire additional copies of this joint proxy statement/prospectus or, with respect to JDN common shareholders, who desire additional proxy cards should contact:

JDN Realty Corporation
359 East Paces Ferry Road
Suite 400
Atlanta, Georgia 30305
Attention: Charles N. Talbert
Telephone: (404) 262-3252

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus. It may not contain all of the detailed information that may be important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the other documents to which it refers, including the merger agreement, which is attached as Annex A. For more information about DDR and JDN, see "Where You Can Find More Information" beginning on page 111. Each item in this summary refers to the pages where that subject is discussed more fully.

The Companies
(see page 25)

Developers Diversified Realty Corporation
3300 Enterprise Parkway
Beachwood, Ohio 44122
1-877-CALL-DDR

DDR is a self-administered and self-managed real estate investment trust, or REIT, that acquires, develops, redevelops, owns, leases and manages shopping centers and business centers. DDR believes that its portfolio of shopping center properties is one of the largest (measured by amount of total gross leasable area, or GLA) currently held by any publicly traded REIT. Together with its predecessors, DDR has developed and managed shopping centers since 1965.

As of September 30, 2002, DDR owned, directly or through joint ventures, 192 shopping centers containing approximately 40.3 million square feet that were 94.1% leased. In addition, DDR owns 38 business centers aggregating approximately 4.5 million square feet. DDR also manages six shopping centers containing approximately 1.0 million square feet for third parties. In addition, there are designation rights to 117 properties and leasehold interests owned by Service Merchandise aggregating approximately 6.7 million square feet. DDR's shopping center properties are located in 38 states, with significant concentrations in Ohio, Florida, Missouri, California, Michigan, South Carolina, Utah, Minnesota, North Carolina and Kansas.

DDR's investment objective is to increase cash flow and the value of its portfolio of properties and to seek continued growth through the selective acquisition, development, redevelopment, renovation and expansion of income-producing real estate properties, primarily shopping centers. In pursuing DDR's investment objective, DDR will continue to seek to acquire and develop high quality, well-located shopping centers and business centers with attractive initial yields and strong prospects for future cash flow growth and capital appreciation.

JDN Realty Corporation
359 East Paces Ferry Road
Suite 400
Atlanta, Georgia 30305
(404) 262-3252

JDN is a publicly traded REIT specializing in the development and asset management of retail shopping centers. As of September 30, 2002, JDN owned and operated, either directly or indirectly through an affiliated entity, 99 shopping center properties containing approximately 11.4 million square feet of GLA located in 19 states, with the highest concentrations in Georgia, Wisconsin and Tennessee. The principal tenants of JDN's properties include Lowe's, Wal-Mart and Kohl's. As of September 30, 2002, JDN had [14] projects under construction.

The Combined Company
(see page 25)

Upon completion of the merger, the separate corporate existence of DDR Transitory Sub, Inc. will cease and JDN will continue as the surviving corporation and as a majority-owned subsidiary of DDR. The common and preferred shareholders of JDN will become shareholders of DDR. The corporate existence of JDN, with all its purposes, rights, privileges, franchises, powers and objects, shall continue unaffected and unimpaired by the merger, and, as the surviving corporation, it will be governed by the laws of the State of Maryland. Subject to approval by DDR's shareholders, DDR's board of directors will increase from ten to 11 members, and JDN's board will be comprised of DDR Transitory Sub, Inc.'s directors until new directors are duly elected.

Following the merger, DDR will own or manage 442 retail properties in 44 states comprising approximately 77 million square feet of GLA. In addition, DDR will acquire 21 properties comprising approximately seven million square feet of GLA currently under development by JDN, as well as a development pipeline of 17 properties representing approximately three million square feet of total GLA. Upon completion of the transaction, DDR will have a total market capitalization of over $5.0 billion (including its pro rata portion of unconsolidated debt).

The DDR Special Meeting; Vote Required
(see page 27)

The DDR special meeting will be held at The Bertram Inn & Conference Center, 600 North Aurora Road, Aurora, Ohio 44202-0870, on   , 2002, at 10:00 a.m. Eastern Time. It may be adjourned or postponed to another date and/or place for proper purposes. At the special meeting, holders of DDR common shares will be asked to consider and vote upon proposals to approve the merger agreement and the merger of DDR Transitory Sub, Inc. with and into JDN, to approve an amendment to DDR's articles of incorporation to authorize the DDR Voting Preferred Shares, to fix the number of DDR directors at 11, to elect Mr.   to the DDR board of directors, and to approve an amendment to the DDR articles of incorporation to increase the total number of authorized shares to 211,000,000 and the number of authorized common shares to 200,000,000, as described under "Approval of Amendments to the DDR Articles of Incorporation" on page 79. The DDR common shareholders also might be asked to vote upon a proposal to adjourn the DDR special meeting for the purpose, among others, of allowing additional time for the solicitation of additional votes to approve the merger agreement and the merger. Approval of the merger agreement and the merger, the proposal to fix the number of directors at 11, and the amendments to the DDR articles of incorporation to authorize the DDR Voting Preferred Shares and to increase the number of authorized shares require the affirmative vote of the holders of at least a majority of the outstanding DDR common shares as of the record date for the special meeting. With respect to the election of a director, if a quorum is present, the nominee receiving the greatest number of votes is elected as director. Mr.   is expected to be the only nominee for director. DDR shareholders have the right to vote cumulatively in the election of directors; however, because only one proposed vacancy will be filled at the special meeting , cumulative voting would have no effect on the outcome of the election. As of the record date,   % of the DDR common shares entitled to vote at the DDR special meeting was held by DDR directors, executive officers and their affiliates. As of the record date,   % of the outstanding DDR common shares was subject to voting agreements entered into between JDN and certain directors and executive officers of DDR obligating such shareholders to vote in favor of the merger, the merger agreement and the other transactions contemplated thereby. The vote of DDR preferred shareholders is not required for approval of any of the proposals.

The JDN Special Meeting; Vote Required
(see page 35)

The JDN special meeting will be held at the offices of King & Spalding, 191 Peachtree Street, Atlanta, Georgia 30303, on   , 2002, at 10:00 a.m. Eastern Time. It may be adjourned or postponed to another date and/or place for proper purposes. At the special meeting, holders of JDN common stock will be asked to consider and vote upon a proposal to approve the merger agreement and the merger of DDR Transitory Sub, Inc. with and into JDN. The JDN common shareholders also may be asked to vote upon a proposal to adjourn the JDN special meeting for the purpose, among others, of allowing additional time for the solicitation of additional votes to approve the merger agreement and the merger. Approval of the merger agreement and the merger requires the affirmative vote of the holders of at least two-thirds of the shares of

JDN common stock entitled to vote at the JDN special meeting and outstanding on the record date, , 2002. As of the record date, % of the shares of JDN common stock entitled to vote at the JDN special meeting was held by JDN directors, executive officers and their affiliates. As of the record date, approximately % of JDN's outstanding common stock was subject to voting agreements between DDR and certain of JDN's directors and executive officers obligating such shareholders to vote in favor of the merger, the merger agreement and the other transactions contemplated thereby. The vote of the holders of JDN Series A Preferred Stock is not required for approval of the merger agreement and the merger.

Recommendation of DDR Board
(see page 44)

The DDR board of directors has adopted and approved the merger agreement and the merger, has determined that the merger agreement and the merger are advisable and fair to, and in the best interests of, DDR and its shareholders, and recommends that DDR common shareholders vote FOR approval of the merger agreement and the merger, FOR approval of the amendments to the DDR articles of incorporation to authorize the DDR Voting Preferred Shares and to increase the number of authorized shares described under "Approval of Amendments to the DDR Articles of Incorporation" on page 79, FOR the proposal to fix the number of directors at 11, and FOR the proposal to elect Mr. to the board of directors. DDR common shareholders also should refer to the reasons the DDR board considered in determining whether to adopt and approve the merger agreement and the merger beginning on page 44.

Opinion of DDR's Financial Advisor, Goldman, Sachs & Co.
(see page 45)

Goldman Sachs has delivered its written opinion to DDR's board of directors to the effect that, as of October 4, 2002, and based upon and subject to the factors and assumptions set forth therein, the exchange ratio of 0.518 of a DDR common share to be issued in respect of each share of JDN common stock is fair from a financial point of view to DDR.

The full text of the written opinion of Goldman Sachs, dated October 4, 2002, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. Goldman Sachs provided its opinion for the information and assistance of DDR's board of directors in connection with its consideration of the merger. The Goldman Sachs opinion is not a recommendation as to how any holder of DDR common shares should vote with respect to the merger. Holders of DDR common shares are urged to read the opinion in its entirety.

Recommendation of JDN Board
(see page 51)

The JDN board of directors has unanimously adopted and approved the merger agreement and the merger, has determined that the merger agreement and the merger are advisable and fair to, and in the best interests of, JDN and its shareholders and recommends that JDN common shareholders vote FOR approval of the merger agreement and the merger. JDN common shareholders also should refer to the reasons the JDN board considered in determining whether to approve the merger agreement and the merger beginning on page 51.

Opinion of JDN's Investment Banker, Lazard Frères & Co. LLC
(see page 53)

Lazard Frères & Co. LLC has delivered its written opinion to JDN's board of directors to the effect that, as of October 4, 2002, and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio of 0.518 of a DDR common share to be issued for each share of JDN common stock is fair from a financial point of view to the holders of JDN common stock, other than DDR and its affiliates.

The full text of the written opinion of Lazard, dated October 4, 2002, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C. The Lazard opinion is not a recommendation as to how any holder of JDN common stock should vote with respect to the transaction. Holders of JDN common stock are urged to read the opinion in its entirety.

Directors and Executive Officers of DDR After the Merger
(see page 57)

Following the merger, the current members of the DDR board of directors will remain as directors of the combined company. In addition, pursuant to the merger agreement, the DDR board of directors has submitted a proposal to shareholders to increase the size of the DDR board to 11 members and has nominated Mr.   for election to DDR's board of directors, effective as of the time of the merger. Mr.   will be renominated as a director at the 2003 annual meeting of DDR. Following the merger, the current executive officers of DDR will remain as executive officers of the combined company. No current executive officers of JDN are expected to become executive officers of DDR following the merger.

Conflicts of Interest of JDN Directors and Executive Officers
(see page 58)

Certain directors and executive officers of JDN have interests in the merger that differ from, or are in addition to, the interests of JDN shareholders generally. These interests include:

- the vesting of options to purchase 129,624 shares of JDN common stock previously awarded to such directors and executive officers;
- the vesting of 80,443 shares of restricted stock previously awarded to such directors and executive officers; and
- payments pursuant to employment agreements or change of control agreements between JDN and certain of its directors and executive officers.

Regulatory Approvals
(see page 58)

No material federal or state regulatory requirements must be complied with or approvals obtained by DDR or JDN in connection with the merger.

Accounting Treatment
(see page 58)

The merger will be treated as a purchase for financial accounting purposes. This means that DDR will record the assets acquired and the liabilities assumed at their estimated fair values at the time the merger is completed.

Dissenters' Rights
(see page 59)

If the merger agreement is approved, a holder of DDR common shares objecting to the merger agreement may be entitled to seek relief as a dissenting shareholder under Section 1701.85 of the Ohio General Corporation Law. To perfect dissenters' rights, a record shareholder must not vote his or her common shares in favor of the merger and merger agreement at the DDR special meeting, must deliver a written demand for payment for the cash value of his or her common shares to DDR on or before the tenth day following the special meeting, and must otherwise comply with the statute. Any dissenting shareholder contemplating exercise of his or her dissenters' rights is urged to read the summary of Section 1701.85 included herein in "The Merger — DDR Dissenters' Rights" on page 59, to carefully review the provisions of Section 1701.85 attached as Annex E and to consult an attorney, since failure to follow fully and precisely the procedural requirements of the statute may result in termination or waiver of such rights.

Shareholders of JDN do not have any dissenters' rights.

The Merger Agreement
(see page 60)

The merger agreement is attached to this joint proxy statement/prospectus as Annex A. You should read the merger agreement because it is the legal document that governs the merger.

The merger agreement contemplates the merger of DDR Transitory Sub, Inc. with and into JDN, with JDN as the surviving corporation and as a majority-owned subsidiary of DDR.

Merger Consideration

In the merger, holders of JDN common stock will receive 0.518 of a DDR common share for each share of JDN common stock. Holders of JDN Series A Preferred Stock will receive a corresponding number of newly created DDR Voting Preferred Shares.

No fractional shares will be issued in the merger. Cash will be issued in lieu of fractional DDR common shares upon surrender of a JDN certificate and to satisfy any dividends or other cash distributions to which a JDN shareholder is entitled.

Effective Time of the Merger

DDR and JDN currently expect the merger to become effective in the   quarter of   , or as soon thereafter as practicable, if the conditions to the merger are satisfied or waived.

Conditions to the Merger

Completion of the merger depends upon meeting or waiving a number of conditions including:

- approval of the merger agreement, the merger and the amendment to the DDR articles of incorporation to authorize and fix the terms of the DDR Voting Preferred Shares by the shareholders of DDR;
- approval of the merger agreement and the merger by the shareholders of JDN;
- receipt of satisfactory legal opinions regarding DDR's and JDN's respective REIT status for federal income tax purposes and the treatment of the merger as a tax-free reorganization for federal income tax purposes;
- continued accuracy of the respective representations and warranties and compliance with the covenants made by DDR and JDN in the merger agreement;
- JDN and the Internal Revenue Service executing a closing agreement covering certain REIT qualification matters in a form reasonably acceptable to DDR; and
- other customary closing conditions.

Where the law permits, DDR, on the one hand, or JDN, on the other hand, could decide to complete the merger even though one or more conditions were not satisfied. By law, neither DDR nor JDN can waive:

- the requirement that DDR and JDN common shareholders approve the merger and that DDR common shareholders approve the amendment to the DDR articles of incorporation to authorize the DDR Voting Preferred Shares to be effected as part of the merger; or
- any court order or law preventing the closing of the merger.

Whether any of the other conditions would be waived would depend on the facts and circumstances as determined by the reasonable business judgment of the boards of directors of DDR or JDN, as the case may be. If DDR or JDN waived compliance with one or more of the other conditions and the condition was deemed material to a vote of DDR or JDN common shareholders, DDR or JDN, as the case may be, would have to resolicit the approval by its shareholders before closing the merger.

5

Termination

DDR and JDN can jointly agree to terminate the merger agreement at any time, even if the shareholders of both companies have approved the merger. In addition, either DDR or JDN can decide, without the consent of the other, to terminate the merger agreement if:

- any order, decree, ruling or other action of a governmental entity permanently restraining, enjoining or otherwise prohibiting the merger has become final and non-appealable;
- the merger has not been consummated by May 15, 2003; or
- the required approval of the shareholders of either party has not been obtained at the applicable special meeting.

DDR may unilaterally terminate the merger agreement if:

- (1) the JDN board of directors has withdrawn or materially modified its recommendation of the merger agreement or the merger in a manner adverse to DDR or its shareholders or has resolved to do so; (2) the JDN board of directors has approved or recommended any acquisition proposal made by a person other than DDR; or (3) JDN has entered into a definitive agreement with respect to an acquisition proposal;
- JDN has breached any of its representations, warranties or covenants contained in the merger agreement, which would lead to the failure of a condition to the consummation of the merger that is incapable of being cured prior to May 15, 2003; or
- the aggregate amount of any payments in connection with JDN's closing agreement with the Internal Revenue Service exceeds the aggregate dividends that would have been permitted to be paid by JDN to its shareholders pursuant to the merger agreement.

JDN may unilaterally terminate the merger agreement if:

- DDR has breached any of its representations, warranties or covenants contained in the merger agreement, which would lead to the failure of a condition to the consummation of the merger that is incapable of being cured prior to May 15, 2003; or
- the JDN board of directors has approved, and JDN has concurrently entered into, a definitive agreement for the implementation of a superior proposal, provided it is prior to approval of the merger agreement at the JDN special meeting, JDN has complied with the terms of the non-solicitation provisions in the merger agreement, and before terminating the merger agreement, JDN has paid to DDR the required termination fee.

Termination Fees and Expenses

The merger agreement provides that, in several circumstances, JDN may be required to pay to DDR a termination fee of $16 million. In addition, the merger agreement provides that each of DDR and JDN may be obligated under specified circumstances to reimburse up to $4 million of the other party's expenses, if the merger agreement is terminated.

Material Federal Income Tax Consequences Relating to the Merger
(see page 76)

The merger is conditioned upon DDR and JDN each receiving legal opinions that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes. These opinions will be based on, among other things, representations made by both DDR and JDN. If any of these representations is inaccurate, the tax consequences of the merger could differ from those described below. An opinion of counsel represents counsel's best legal judgment and is not binding on the Internal Revenue Service or any court. No ruling has been, or will be, sought from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger.

JDN Shareholders and JDN

If the merger is classified as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, a holder of JDN common stock generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of JDN common stock for DDR common shares (except for any cash received in lieu of a fractional share), and a holder of JDN Series A Preferred Stock generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of JDN preferred stock for DDR Voting Preferred Shares. JDN will not recognize corporate-level gain or loss for U.S. federal income tax purposes as a result of the merger, whether or not the merger qualifies as a reorganization.

DDR Shareholders and DDR

DDR and holders of DDR common or preferred shares will not recognize any gain or loss for U.S. federal income tax purposes.

Determining the actual tax consequences of the merger to you as an individual taxpayer can be complicated. Your tax treatment will depend on your specific situation and many variables not within either company's control. You should consult your tax advisor for a full understanding of the tax consequences of the merger to you.

Amendments to the DDR Articles of Incorporation
(see page 79)

As part of the merger, DDR common shareholders will be asked to vote upon a proposal to amend the DDR articles of incorporation to:

- authorize and fix the terms of the DDR Voting Preferred Shares to be issued to holders of JDN's Series A Preferred Stock.

In addition, DDR shareholders are being asked to vote on a proposal to amend the DDR articles of incorporation to:

- increase the total number of authorized shares of DDR from 109,000,000 to 211,000,000, by increasing the number of authorized common shares from 100,000,000 to 200,000,000 and authorizing 2,000,000 DDR Voting Preferred Shares (assuming the above proposal is approved). The amendment would not change the authorized number of DDR's nonvoting preferred shares.

The DDR board of directors has determined that the amendment to authorize the DDR Voting Preferred Shares to be effected as part of the merger and the amendment to increase the number of authorized shares are advisable and recommends that DDR shareholders approve these amendments.

Consummation of the merger is dependent upon the approval by DDR shareholders of the merger and merger agreement and the authorization of the DDR Voting Preferred Shares. Pursuant to the merger agreement, DDR is obligated to nominate Mr.　　　　for election to the DDR board of directors, and in order to do so, DDR must increase the size of its board to 11 members. If the DDR shareholders fail to approve the proposal to increase the size of DDR's board, JDN may waive DDR's obligation in this regard. In that case, the merger would still be consummated. The approval by DDR's shareholders to increase DDR's number of authorized shares and the actual election of Mr.　　　　to the DDR board of directors are not conditions to the completion of the merger, and failure of DDR's shareholders to approve either of the proposals would not affect consummation of the merger.

Selected Historical Consolidated Financial Data
DDR

The following tables set forth selected consolidated financial and operating information on a historical basis for DDR. The selected operating data and certain other data set forth below for the years ended December 31, 2001, 2000, 1999, 1998 and 1997, and the balance sheet data as of December 31, 2001, 2000, 1999, 1998 and 1997 have been derived from the historical consolidated financial statements of DDR. The selected operating and other data at and for the six months ended June 30, 2002 and 2001 have been derived from the unaudited financial statements of DDR. The following information should be read together with the consolidated financial statements and financial statement notes of DDR incorporated by reference in this joint proxy statement/prospectus.

	Six Months Ended June 30,		For the Years Ended December 31,				
	2002 (1)	2001 (1)	2001 (1)	2000 (1)	1999 (1)	1998 (1)	1997 (1)
	(amounts in thousands, except per share data)						
Operating Data:							
Revenues (primarily real estate rentals)	$171,744	$151,019	$318,317	$284,639	$262,827	$226,541	$167,678
Expenses:							
Rental operation	53,576	45,283	98,216	81,962	70,626	59,878	47,259
Depreciation and amortization	38,626	28,000	63,705	53,427	49,328	42,229	31,609
Interest	38,211	40,835	81,152	76,340	67,451	56,673	34,984
Total	130,413	114,118	243,073	211,729	187,405	158,780	113,852
Income from operations	41,331	36,901	75,244	72,910	75,422	67,761	53,826
Equity in net income from joint ventures	17,617	9,355	17,010	17,072	18,993	12,461	10,807
Equity in net income from minority equity investment	—	1,550	1,550	6,224	5,720	890	—
Minority interests	(11,200)	(10,443)	(21,502)	(19,593)	(11,809)	(3,312)	(1,049)
Gain (loss) on disposition of real estate and real estate investments	2,829	12,746	18,297	23,440	(1,664)	248	3,526
Income from continuing operations before extraordinary item	50,577	50,109	90,599	100,053	86,662	78,048	67,110
Discontinued operations:							
Income from discontinued operations	124	1,714	1,773	780	735	756	412
Loss on sale of real estate, net	(3,526)	—	—	—	—	—	—
Total	(3,402)	1,714	1,773	780	735	756	412
Income before extraordinary item	47,175	51,823	92,372	100,833	87,397	78,804	67,522
Extraordinary item (2)	—	—	—	—	—	(882)	—
Net income	$ 47,175	$ 51,823	$ 92,372	$100,833	$ 87,397	$ 77,922	$ 67,522
Net income applicable to common shareholders	$ 33,098	$ 38,193	$ 65,110	$ 73,571	$ 60,135	$ 57,969	$ 53,322
Earnings per share data — Basic: (3)							
Income from continuing operations before extraordinary item	$ 0.58	$ 0.67	$ 1.15	$ 1.30	$ 0.98	$ 1.02	$ 1.02
Income from discontinued operations	(0.05)	0.03	0.03	0.01	0.01	0.01	0.01
Extraordinary item (2)	—	—	—	—	—	(0.01)	—
Net income applicable to common shareholders	$ 0.53	$ 0.70	$ 1.18	$ 1.31	$ 0.99	$ 1.02	$ 1.03
Weighted average number of common shares	62,726	54,875	55,186	55,959	60,985	56,949	51,760
Earnings per share data — Diluted: (3)							
Income from continuing operations before extraordinary item	$ 0.57	$ 0.66	$ 1.14	$ 1.30	$ 0.94	$ 0.99	$ 1.02
Income from discontinued operations	(0.05)	0.03	0.03	0.01	0.01	0.01	0.01
Extraordinary item (2)	—	—	—	—	—	(0.02)	—
Net income applicable to common shareholders	$ 0.52	$ 0.69	$ 1.17	$ 1.31	$ 0.95	$ 0.98	$ 1.03
Weighted average number of common shares	63,766	55,276	55,834	56,176	63,468	58,509	52,124
Cash dividend	$ 0.76	$ 0.74	$ 1.48	$ 1.44	$ 1.40	$ 1.31	$ 1.26

	As of June 30,		As of December 31,				
	2002	2001	2001	2000	1999	1998	1997
			(dollar amounts in thousands)				
Balance Sheet Data:							
Real estate (at cost) (1)	$2,590,583	$2,467,545	$2,493,665	$2,161,810	$2,068,274	$1,896,763	$1,325,742
Real estate, net of accumulated depreciation	2,214,802	2,146,100	2,141,956	1,864,563	1,818,362	1,693,666	1,154,005
Advances to and investments in joint ventures...........................	266,020	282,452	255,565	260,927	299,176	266,257	136,267
Total assets........................	2,592,167	2,518,651	2,497,207	2,332,021	2,320,860	2,126,524	1,391,918
Total debt	1,336,909	1,402,144	1,308,301	1,227,575	1,152,051	1,000,481	668,521
Shareholders' equity	916,530	779,952	834,014	783,750	852,345	902,785	669,050
Other Data:							
Cash flow provided from (used in):							
Operating activities	$ 84,244	$ 81,220	$ 174,326	$ 146,272	$ 152,930	$ 140,078	$ 94,393
Investing activities	(75,461)	(41,567)	(37,982)	(20,579)	(209,708)	(538,289)	(416,220)
Financing activities	(16,143)	(35,595)	(121,518)	(127,442)	60,510	400,453	321,832
Ratio of earnings to combined fixed charges and preferred dividends (6)	1.54	1.43	1.39	1.44	1.48	1.60	1.93
Funds From Operations: (4)							
Net income applicable to common shareholders	$ 33,098	$ 38,193	$ 65,110	$ 73,571	$ 60,135	$ 57,969	$ 53,322
Depreciation and amortization of real estate investments	38,208	27,808	63,200	52,974	49,137	42,408	31,869
Equity in net income from joint ventures	(17,617)	(9,355)	(17,010)	(17,072)	(18,993)	(12,461)	(10,807)
Equity in net income from minority equity investment.................	—	(1,550)	(1,550)	(6,224)	(5,720)	(890)	—
Joint ventures' funds from operations ...	23,351	16,034	31,546	30,512	32,316	20,779	16,077
Minority equity investment funds from operations	—	6,448	6,448	14,856	12,965	1,493	—
Minority interests (OP Units)	762	776	1,531	4,126	6,541	3,069	10
Impairment charge and loss (gain) on disposition of depreciable real estate and real estate investments, net	3,526	(12,746)	(16,688)	(23,440)	1,664	(248)	(3,526)
Impairment charge	—	—	2,895	—	—	—	—
Extraordinary item (2)	—	—	—	—	—	882	—
	$ 81,328	$ 65,608	$ 135,482	$ 129,303	$ 138,045	$ 113,001	$ 86,945
Weighted average number of common shares outstanding (diluted) (5)	64,892	56,372	56,957	59,037	62,309	62,501	55,502

(1) As described in the consolidated financial statements, DDR acquired four properties through June 30, 2002, eight properties in 2001, of which seven were acquired through June 30, 2001 (all of which are owned through joint ventures), three properties in 2000 (two of which are owned through joint ventures), five properties in 1999 (two of which are owned through joint ventures), 41 properties in 1998 (five of which are owned through joint ventures) and eight properties in 1997 (one of which is owned through a joint venture). In addition, in conjunction with the American Industrial Properties REIT merger in 2001, DDR obtained ownership of 39 properties. DDR sold/transferred ten properties in 2001 (three of which were owned through joint ventures), nine properties and three Wal-Mart locations in 2000 (six of which were owned through joint ventures), four properties in 1999 (two of which were owned through joint ventures), 29 properties in 1998 (18 of which were owned through joint ventures) and one property in 1997. All amounts have been presented to reflect DDR's adoption of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which was adopted by DDR on January 1, 2002. In accordance with that standard, long-lived assets that were sold or are classified as held for sale as a result of disposal activities initiated subsequent to December 31, 2001 have been classified as discontinued operations for all periods presented.

(2) In 1998, the extraordinary charge relates primarily to the write-off of deferred finance costs.

(3) Effective August 3, 1998, DDR effected a two-for-one stock split for shareholders of record on July 27, 1998. Earnings per share data has been adjusted to reflect the adoption of SFAS 128.

(4) Industry analysts generally consider funds from operations, or FFO, to be an appropriate measure of the performance of an equity REIT. FFO does not represent cash generated from operating activities in accordance with generally accepted accounting principles, or GAAP, and is not necessarily indicative of cash available to fund cash needs and should not be considered as an alternative to net income as an indicator of DDR's operating performance or as an alternative to cash flows as a measure of liquidity. FFO is defined generally as net income applicable to common shareholders excluding gains (losses) on sales of depreciable properties and securities, extraordinary items, adjusting for certain noncash items, principally real property depreciation, equity income (loss) from its joint ventures and minority equity investment and adding DDR's proportionate share of FFO of its unconsolidated joint ventures and minority equity investment, determined on a consistent basis. Other companies may calculate FFO in a different manner.

(5) Represents weighted average shares and operating partnership units, or OP Units, at the end of the respective period.

(6) Fixed charges include interest expense, ground rent and preferred dividends. Earnings are adjusted for capitalized interest, preferred dividends and income from equity affiliates. The components of the ratio exclude discontinued operations.

JDN

The following tables set forth selected consolidated financial and operating information on a historical basis for JDN. The selected operating data and certain other data set forth below for the years ended December 31, 2001, 2000, 1999, 1998 and 1997, and the balance sheet data as of December 31, 2001, 2000, 1999, 1998 and 1997 have been derived from the historical audited consolidated financial statements of JDN. The selected operating and other data at and for the six months ended June 30, 2002 and 2001 have been derived from the unaudited financial statements of JDN. The following information should be read together with the consolidated financial statements and financial statement notes of JDN incorporated by reference in this joint proxy statement/prospectus.

	Six Months Ended June 30,		For the Years Ended December 31,				
	2002	2001	2001	2000	1999	1998	1997
	(dollars in thousands, except per share data)						
Operating Data: (1)							
Minimum and percentage rents	$43,222	$ 43,788	$85,470	$ 89,304	$ 92,335	$ 70,911	$ 43,068
Recoveries from tenants	7,745	7,323	14,602	12,569	13,163	9,974	4,483
Other revenue	3,259	704	881	1,907	68	117	147
Total revenues	54,226	51,815	100,953	103,780	105,566	81,002	47,698
Operating and maintenance expenses	4,912	5,380	10,189	8,610	8,310	6,423	3,186
Real estate taxes	4,757	3,749	8,263	6,571	6,919	5,296	2,519
General and administrative expenses	5,803	6,102	11,341	8,677	8,170	7,105	4,265
Corporate investigation and legal costs	—	982	982	3,159	—	—	—
Severance expense	—	—	—	3,711	—	—	—
Impairment losses	200	456	1,841	18,882	90	—	—
Depreciation and amortization	10,572	10,588	21,016	20,262	21,939	16,748	10,048
Settlement expense	—	47,610	45,788	—	5,610	—	—
Total expenses	26,244	74,867	99,420	69,872	51,038	35,572	20,018
Income (loss) from operations	27,982	(23,052)	1,533	33,908	54,528	45,430	27,680
Interest expense, net	(15,759)	(16,215)	(30,523)	(25,520)	(18,423)	(9,454)	(4,856)
Income (loss) from continuing operations	12,357	(27,680)	(3,971)	21,882	52,535	40,483	25,300
Discontinued operations	2,087	990	1,729	1,615	516	197	189
Extraordinary item	—	(1,608)	(1,608)	—	—	—	(5,940)
Cumulative effect of change in accounting principle	(172)	(280)	(280)	—	—	—	—
Net income (loss)	$14,272	$(28,578)	$(4,130)	$ 23,497	$ 53,051	$ 40,680	$ 19,549
Net income (loss) attributable to common shareholders	$11,928	$(30,922)	$(8,818)	$ 18,809	$ 48,363	$ 39,339	$ 19,549
Per Share Data: (2)							
Income (loss) per common share — basic:							
Income (loss) from continuing operations	$ 0.29	$ (0.92)	$ (0.26)	$ 0.53	$ 1.44	$ 1.27	$ 1.10
Discontinued operations	0.06	0.03	0.05	0.05	0.02	0.01	0.01
Extraordinary item	—	(0.05)	(0.05)	—	—	—	(0.26)
Cumulative effect of change in accounting principle	(0.01)	(0.01)	(0.01)	—	—	—	—
Net income (loss) per common share	$ 0.34	$ (0.95)	$ (0.27)	$ 0.58	$ 1.46	$ 1.28	$ 0.85
Income (loss) per common share — diluted:							
Income (loss) from continuing operations	$ 0.29	$ (0.92)	$ (0.26)	$ 0.53	$ 1.42	$ 1.25	$ 1.07
Discontinued operations	0.06	0.03	0.05	0.05	0.02	0.01	0.01
Extraordinary item	—	(0.05)	(0.05)	—	—	—	(0.25)
Cumulative effect of change in accounting principle	(0.01)	(0.01)	(0.01)	—	—	—	—
Net income (loss) per common share	$ 0.34	$ (0.95)	$ (0.27)	$ 0.58	$ 1.44	$ 1.26	$ 0.83
Dividends per common share	$ 0.54	$ 0.60	$ 1.14	$ 1.30	$ 1.55	$ 1.41	$ 1.32

	Six Months Ended June 30,		For the Years Ended December 31,				
	2002	**2001**	**2001**	**2000**	**1999**	**1998**	**1997**
	(dollars in thousands, except per share data)						
Other Data:							
Funds from operations (3)							
Net income (loss) attributable to common shareholders.........................	$11,928	$(30,922)	$(8,818)	$ 18,809	$ 48,363	$ 39,339	$ 19,549
Depreciation of real estate assets	9,784	9,949	19,726	19,181	20,739	15,854	9,497
Amortization of tenant allowances and tenant improvements	221	217	438	258	220	178	144
Amortization of deferred leasing costs	449	412	824	564	531	283	291
Impairment losses on shopping centers	—	296	818	15,409	90	—	—
Net (gain) loss on operating real estate sales	—	(9,280)	(16,686)	(14,712)	(18,627)	(379)	352
Gain on disposal of depreciated properties, net of impairment loss	(528)	—	—	—	—	—	—
Extraordinary item	—	1,608	1,608	—	—	—	5,940
Cumulative effect of change in accounting principle.............................	172	280	280	—	—	—	—
Adjustments related to activities in unconsolidated entities	459	34	244	(1,764)	877	860	184
	$22,485	$(27,406)	$(1,566)	$ 37,745	$ 52,193	$ 56,135	$ 35,957
Cash provided by (used in)							
Operating activities........................	$18,964	$ 23,712	$36,520	$ 52,656	$ 58,796	$ 56,060	$ 41,577
Investing activities	(30,311)	(4,889)	19,772	(33,698)	(148,368)	(352,096)	(204,578)
Financing activities.......................	11,347	(28,100)	(65,569)	(11,757)	91,648	284,597	171,731
Ratio of earnings to fixed charges...............	1.27	(1.00)(4)	0.03(5)	0.95(6)	1.72	2.38	2.48

	As of June 30,		As of December 31,				
	2002	**2001**	**2001**	**2000**	**1999**	**1998**	**1997**
	(dollar amounts in thousands)						
Supplemental Data:							
Shopping center properties	100	109	100	111	109	91	68
Gross leasable area (square feet in thousands)	11,323	11,421	11,148	11,857	12,945	12,098	8,327
Percent of gross leasable area leased	92.7%	94.2%	94.4%	95.6%	95.2%	96.4%	97.1%
Balance Sheet Data:							
Shopping center properties before accumulated depreciation	$1,112,665	$1,134,202	$1,102,539	$ 879,715	$ 962,897	$844,041	$533,133
Shopping center properties, net	1,033,375	1,046,468	1,014,387	799,602	891,346	787,948	494,827
Total assets...........................	1,085,921	1,095,353	1,065,463	1,083,963	1,116,795	965,171	596,660
Unsecured debt	234,790	234,728	234,759	234,697	469,635	383,092	203,011
Total debt............................	594,867	577,606	561,121	574,141	570,882	425,563	216,602
Total liabilities and minority interest.......	631,090	659,531	605,944	597,354	600,966	450,877	228,166
Shareholders' equity	454,831	435,822	459,519	486,609	515,829	514,294	368,494

(1) All amounts have been presented to reflect JDN's adoption of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which was adopted by JDN on January 1, 2002. In accordance with that standard, long-lived assets that were sold or are classified as held for sale as a result of disposal activities initiated subsequent to December 31, 2001 have been classified as discontinued operations for all periods presented.

(2) Earnings per share amounts prior to 1998 have been restated to reflect a 3-for-2 common stock split effected in the form of a stock dividend in June 1998.

(3) Funds from operations is defined by the National Association of Real Estate Investment Trusts, Inc. to mean net income, computed in accordance with GAAP, excluding gains or losses from debt restructuring, sales of depreciable property, cumulative effect of change in accounting principle and results of discontinued operations not related to real estate assets sold, transferred or held for sale, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. JDN believes that FFO is helpful to investors as a measure of the performance of an equity REIT because, along with cash provided by operating activities, investing activities and financing activities, it provides investors with an indication of JDN's ability to make capital expenditures and to fund other cash needs. JDN's method of calculating FFO may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs. FFO does not represent cash provided by operating activities, as defined by GAAP, should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of operating performance and is not indicative of cash available to fund all cash flow needs, including JDN's ability to make cash distributions.

(4) Due to settlement expense of $47,610 in the six months ended June 30, 2001, earnings fell short of a one–to–one coverage of fixed charges by $46,141.

(5) Due to settlement expense of $45,788 in 2001, earnings fell short of a one–to–one coverage of fixed charges by $42,893.

(6) Due to impairment losses of $18,882 in 2000, earnings fell short of a one–to–one coverage of fixed charges by $2,273.

11

Equivalent Per Share Data

The following tables set forth a summary of per common share information for DDR and JDN on a historical basis, pro forma combined basis and pro forma combined equivalent basis. The pro forma combined amounts are based on applying the purchase method of accounting for the merger and also include certain other transactions of DDR as described in Note (a) to the Unaudited Pro Forma Condensed Consolidated Financial Statements included elsewhere in this joint proxy statement/prospectus. The JDN per common share pro forma combined equivalents are calculated by multiplying the pro forma combined per common share amounts by the common stock exchange ratio of 0.518 to be paid by DDR per share of JDN common stock in the merger.

The pro forma financial information should be read together with the historical and pro forma financial statements of DDR and JDN included or incorporated by reference in this joint proxy statement/prospectus. See "Where You Can Find More Information" beginning on page 111.

	For the Six Months Ended June 30, 2002		For the Year Ended December 31, 2001	
	Basic	Diluted	Basic	Diluted
Net income (loss) per common share before discontinued operations, extraordinary items and cumulative effect of a change in accounting principle:				
DDR	$0.58	$0.57	$ 1.15	$ 1.14
JDN	$0.29	$0.29	$(0.26)	$(0.26)
DDR and JDN pro forma combined	$0.69	$0.69	$ 1.01	$ 1.00
JDN pro forma combined equivalent	$0.36	$0.36	$ 0.52	$ 0.52

	For the Six Months Ended June 30, 2002	For the Year Ended December 31, 2001
Cash dividends declared per common share:		
DDR	$ 0.76	$ 1.48
JDN	$ 0.54	$ 1.14
DDR and JDN pro forma combined	$ 0.76	$ 1.48
JDN pro forma combined equivalent	$ 0.39	$ 0.77
Shareholders' equity (book value) per common share (end of period):		
DDR	$ 9.44	$ 8.92
JDN	$11.63	$11.77
DDR pro forma combined	$12.00	*
JDN pro forma combined equivalent	$ 6.22	*

* Not presented.

Summary Unaudited Pro Forma Condensed Consolidated Financial Data

The following table sets forth the summary unaudited pro forma condensed consolidated financial data for DDR and JDN as a combined entity, giving effect to the merger as if it had occurred on the dates indicated and after giving effect to the pro forma adjustments. The unaudited pro forma condensed consolidated operating data are presented as if the merger had been consummated on January 1, 2001. The unaudited pro forma condensed consolidated balance sheet data at June 30, 2002 is presented as if the merger had been consummated on June 30, 2002. The pro forma amounts also include certain other transactions of DDR as described in Note (a) to the unaudited pro forma condensed consolidated (i) balance sheet as of June 30, 2002, (ii) statement of operations for the period ended June 30, 2002, and (iii) statement of operations for the year ended December 31, 2001. In the opinion of management of DDR, all adjustments necessary to reflect the effects of these transactions have been made. The merger will be accounted for under the purchase method of accounting as provided by Financial Accounting Standard Board No. 141.

The pro forma financial information should be read together with the respective historical audited consolidated financial statements and financial statement notes of DDR and JDN incorporated by reference into this joint proxy statement/prospectus. See "Where You Can Find More Information" on page 111. The unaudited pro forma operating data are presented for informational purposes only and are not necessarily indicative of what the actual combined results of operations of DDR and JDN would have been for the periods presented, nor do these data purport to represent the results of future periods. See Unaudited Pro Forma Condensed Consolidated Financial Statements included elsewhere in this joint proxy statement/prospectus.

	Pro Forma for the Six Months Ended June 30, 2002	Pro Forma For the Year Ended December 31, 2001
	(in thousands, except per share data)	
Operating Data:		
Revenues from rental properties	$224,276	$428,946
Management fees and other income	17,539	29,196
	241,815	458,142
Operating and maintenance	26,473	48,839
Real estate taxes	27,787	49,915
Depreciation and amortization	50,656	88,649
General and administrative	19,234	35,816
Interest	52,836	110,233
Impairment charges	200	4,736
Settlement expense and other	1,494	46,749
	178,680	384,937
Income before equity in net income of joint ventures and minority equity investment, gain on disposition of real estate and real estate investments, minority interests and discontinued operations	63,135	73,205
Equity in net income of joint ventures	16,951	15,447
Equity in net income of minority equity investment	—	1,550
Gain on disposition of real estate and real estate investments	4,278	43,614
Minority interests	(11,303)	(21,717)
Income from continuing operations	73,061	112,099
Preferred dividends	(15,325)	(30,650)
Income applicable to common shareholders from continuing operations	$ 57,736	$ 81,449

	Pro Forma for the Six Months Ended June 30, 2002	Pro Forma For the Year Ended December 31, 2001
	(in thousands, except per share data)	
Per share data:		
Basic earnings per share data:		
Income applicable to common shareholders from continuing operations	$ 0.69	$ 1.01
Diluted earnings per share data:		
Income applicable to common shareholders from continuing operations	$ 0.69	$ 1.00
Weighted average number of common shares:		
Basic	83,140	80,769
Diluted	84,180	81,417

Pro forma Balance Sheet Data:

	As of June 30, 2002
	(in thousands)
Real estate, net	$3,450,604
Total assets	$3,919,557
Total debt	$2,181,480
Total liabilities	$2,319,703
Minority interests	$ 250,273
Shareholders' equity	$1,349,581

14

Comparative Per Share Market Price and Dividend Information

The following table sets forth the range of the reported high and low closing per share sale prices of DDR and JDN common shares as shown on the New York Stock Exchange, or NYSE, as well as the per share dividends declared on those shares, for the calendar quarters indicated.

	DDR Common Shares			JDN Common Stock		
	High	Low	Dividends	High	Low	Dividends
2000						
First Quarter	$13.875	$ 11.00	$0.36	$18.06	$ 8.00	$0.40
Second Quarter	15.875	13.50	0.36	13.00	8.00	0.30
Third Quarter	16.25	12.75	0.36	12.00	10.00	0.30
Fourth Quarter	13.75	11.625	0.36	11.63	9.00	0.30
2001						
First Quarter	$ 15.20	$12.875	$0.37	$13.04	$10.50	$0.30
Second Quarter	18.60	14.23	0.37	13.60	11.17	0.30
Third Quarter	19.22	15.76	0.37	13.64	10.30	0.27
Fourth Quarter	19.38	17.16	0.37	12.85	10.21	0.27
2002						
First Quarter	$ 21.70	$ 17.97	$0.38	$12.98	$11.59	$0.27
Second Quarter	23.65	20.70	0.38	12.67	11.70	0.27
Third Quarter	23.18	17.25	0.38	12.74	10.56	0.27
Fourth Quarter (through October 29, 2002)	22.05	19.49	N/A	12.29	10.01	N/A

The following table sets forth the closing price per DDR and JDN common share as reported on the NYSE on October 4, 2002, the last full trading day before DDR and JDN announced the proposed merger, and on October 29, 2002, the last full trading day before the date of this joint proxy statement/prospectus. This table also shows the implied value of one JDN share, which was calculated by multiplying the closing price per DDR common share on those dates by 0.518.

	JDN Common Stock	DDR Common Shares	Implied Value of One Share of JDN Common Stock
October 4, 2002	$11.84	$21.13	$10.95
October 29, 2002	$10.94	$21.29	$11.03

DDR and JDN encourage you to obtain current market quotations for DDR and JDN common shares. Based on the closing per share sale price of DDR common shares as of October 29, 2002, the value of the DDR common shares to be received by all of the JDN shareholders in connection with the merger (assuming the exercise of all outstanding options) is approximately $398,167,951.

DDR intends to list the DDR common shares and DDR Voting Preferred Shares that JDN shareholders will receive in the merger on the NYSE.

The approximate number of record holders of DDR common shares on October 17, 2002, was 1,660 and the approximate number of beneficial owners of such shares was approximately 48,000. On October 18, 2002, there were approximately 2,902 holders of record of JDN's common stock and approximately 12,730 beneficial holders.

DDR intends to continue to declare quarterly dividends on DDR common shares. However, no assurances can be made as to the amounts of future dividends, since such dividends are subject to DDR's cash flow from operations, earnings, financial condition, capital requirements and other such factors as the DDR board of directors considers relevant. DDR is required to distribute at least 90% of its REIT taxable income. The amount of cash available for dividends is impacted by capital expenditures and debt service requirements to the extent that DDR was to fund such items out of cash flow from operations.

Prior to completion of the merger, JDN intends to pay regular quarterly dividends to common shareholders, subject to limitations set forth in the merger agreement. Future dividends will be declared and paid at the sole discretion of the JDN board of directors and will depend upon cash generated by operating activities, JDN's financial condition, capital requirements, annual distribution requirements under the REIT provisions of the Code, distributions to JDN's preferred shareholders, restrictions imposed by JDN's credit agreements and the merger agreement and such other factors as the JDN board of directors deems relevant.

Distributions by JDN to the extent of its current and accumulated earnings and profits for federal income tax purposes are taxable to shareholders as ordinary dividend income. Distributions in excess of earnings and profits generally are treated as a non-taxable return of capital. Such distributions have the effect of deferring taxation until the sale of a shareholder's common stock. In order to maintain its qualification as a REIT, JDN must make annual distributions to shareholders of at least 90% of its REIT taxable income. Under certain circumstances, which management does not expect to occur, JDN could be required to make distributions in excess of cash available for distributions in order to meet such requirements. JDN has agreed in its secured credit facility not to purchase or finance the purchase of its common or preferred equity securities (except, in the case of its common stock, as may be required to fund employee benefit plans in the ordinary course of business or to satisfy the requirements of stock option plans) or debt securities, or to make any voluntary prepayment of such debt securities other than with proceeds of the sale of shopping center properties not included in the borrowing base properties (as defined in JDN's secured credit facility). In addition JDN's secured credit facility restricts the amount of distributions to common shareholders to 95% of FFO subject to certain exceptions, including additional distributions necessary to maintain JDN's REIT status.

RISK FACTORS

In addition to the risks relating to the businesses of DDR and JDN, which are incorporated by reference in this joint proxy statement/prospectus from DDR's Annual Report on Form 10-K filed with the SEC on March 8, 2002, and JDN's Annual Report on Form 10-K filed with the SEC on March 22, 2002, and the other information included in this document, including the matters addressed in "Forward-Looking Statements" on page 24, you should carefully consider the following material risk factors to the merger in determining whether to vote in favor of the approval of the merger agreement and the merger.

DDR and JDN have agreed to a fixed exchange ratio, and as a result JDN common shareholders may receive DDR common shares in the merger with a market value lower than expected.

The exchange ratio of 0.518 of a DDR common share for each share of JDN common stock was fixed at the time of the signing of the merger agreement and is not subject to adjustment based on changes in the trading price of DDR common shares or JDN common stock before the closing of the merger. The market price of DDR common shares at the time of the merger may vary significantly from the price on the date of signing of the merger agreement or from the price on either the date of this joint proxy statement/prospectus or the dates of the DDR and JDN special meetings. These variances may arise due to, among other things:

- changes in the business, operations and prospects of DDR;

- market assessments of the likelihood that the merger will be completed;

- the financial condition of current or prospective tenants of DDR properties; and

- interest rates, general market and economic conditions and other factors.

Substantially all of these factors are beyond the control of DDR and JDN. It should be noted that during the 12-month period ending   , the most recent date practicable before the mailing of this joint proxy statement/prospectus, the closing per share price of DDR common shares varied from a low of $ to a high of $. Historical trading prices are not necessarily indicative of future performance.

If you are a JDN shareholder, your dividends per share after the merger will be reduced.

After the merger, JDN shareholders will hold DDR common shares and will receive the DDR dividends. Assuming DDR continues to make regular quarterly dividends at its current rate of $0.38 per share after the merger, each JDN shareholder will receive an equivalent quarterly dividend payment of approximately $0.20 per JDN share as compared to JDN's most recent full quarterly dividend for the third quarter of 2002 in the amount of $0.27 per share. Based on the 0.518 exchange ratio, the JDN shareholders will receive an adjusted annualized dividend of approximately $0.79 per JDN share, representing a 26% decline from the JDN shareholders' third quarter 2002 annualized dividend of $1.08 per share. Under the DDR articles of incorporation, the amount of dividends paid to DDR shareholders are and will be within the discretion of the DDR board of directors. If the DDR board of directors determines to reduce or otherwise limit the amount of such dividends by DDR, DDR shareholders may not receive anticipated dividends.

If JDN is not able to enter into a closing agreement with the Internal Revenue Service within the time permitted under the merger agreement or on terms reasonably satisfactory to DDR, DDR may choose not to consummate the merger, and may, in certain circumstances, be entitled to reimbursement of expenses.

As a condition to the closing of the merger, JDN must enter into a closing agreement with the Internal Revenue Service, in a form reasonably acceptable to DDR, confirming JDN's compliance with certain requirements for qualification as a REIT for the taxable year ended December 31, 2000. Although JDN has agreed to use its reasonable best efforts to obtain a closing agreement, JDN cannot predict whether the Internal Revenue Service will be willing to enter into a closing agreement on acceptable terms, nor can it predict how long it will take to obtain a closing agreement. If JDN fails to enter into a closing agreement with terms reasonably acceptable to DDR by May 15, 2003, DDR may choose not to consummate the merger and may be entitled to reimbursement of its expenses up to $4 million.

In the event that JDN is required to pay any amount to the Internal Revenue Service in connection with a closing agreement, distributions to JDN shareholders will be reduced by at least that amount.

Under the terms of the merger agreement, JDN is not permitted to pay dividends until it has entered into a closing agreement with the Internal Revenue Service. JDN has agreed with DDR that it will not pay dividends in an amount greater than $0.27 per share for the fourth quarter of 2002 and an amount equal to the DDR dividend per common share multiplied by the exchange ratio of 0.518 for each quarter in 2003 prior to the quarter in which the merger closes, less the per share amount of any payment to the Internal Revenue Service and certain related fees and expenses. In the event that amounts under the closing agreement, if any, are required, or if the result of the closing agreement has not been finalized, JDN shareholders may receive a reduced dividend (or possibly no dividend) in the fourth quarter of 2002 or in any quarter thereafter.

Failure of DDR or JDN to qualify as a REIT could adversely affect the combined company and its shareholders.

A qualified REIT generally is not taxed at the corporate level on its income, provided that a number of technical requirements are satisfied on a continuing basis. Due to the complexity of these requirements, the limited available guidance interpreting them, the importance of ongoing factual determinations and the possibility of adverse changes in the law, no assurance can be given that DDR and JDN have qualified as REITs for any particular year, nor can any assurance be given that DDR and JDN will continue to qualify as REITs following the merger. JDN is seeking a closing agreement from the Internal Revenue Service regarding its compliance with certain requirements for qualification as a REIT with respect to its 2000 taxable year, and DDR's obligation to close the merger is conditioned upon JDN's receipt of a closing agreement on terms reasonably acceptable to DDR.

In general, an entity that fails to qualify as a REIT is subject to federal and state income tax (including alternative minimum tax) as a regular corporation, and distributions to its shareholders are not deductible in computing its taxable income nor required to be made. Unless entitled to relief under certain statutory provisions, an entity that fails to qualify as a REIT in one particular taxable year will not be allowed to re-elect to be treated as a REIT for the four taxable years after the year during which it ceased to qualify. If DDR were to fail to qualify as a REIT, the resulting corporate tax liabilities could materially reduce the funds available for distribution to DDR's shareholders or for reinvestment. Similarly, because JDN will be a majority-owned REIT subsidiary of DDR, following the merger, any corporate-level tax liabilities imposed on JDN as a result of its failure to qualify as a REIT (including for periods prior to the merger) also could materially reduce the funds available for distribution to DDR's shareholders or for reinvestment.

As a majority-owned subsidiary of DDR, any failure by JDN to qualify as a REIT likely will cause DDR also to fail to qualify as a REIT. For DDR to qualify as a REIT, the value of any one issuer's securities held by DDR on certain testing dates may not exceed 5% of the value of DDR's total assets, nor may such securities exceed 10% of such issuer's outstanding securities (measured either by voting power or by value). These requirements are subject to certain exceptions, including an exception for shares of other qualifying REITs. Following the merger, DDR will own more than 10% of JDN's outstanding stock (both by voting power and by value), and the value of the JDN stock held by DDR likely will represent more than 5% of DDR's total assets. Accordingly, if JDN were to fail to qualify as a REIT (including for a taxable period ending prior to the merger, if JDN is prohibited from re-electing REIT status for a period after the merger), it is likely that DDR also would fail to qualify as a REIT.

Failure of JDN's shareholders to approve the merger agreement, or termination of the merger agreement for any other reason, may require JDN, under certain circumstances, to pay termination expenses and/or fees, which could cause the market price of JDN common stock to decline and could prohibit the consummation of a merger in the future with another third party.

If the JDN shareholders fail to approve the merger agreement, or if the merger is not completed for any reason, JDN may be required, under certain circumstances, to pay DDR expenses of up to $4 million and a termination fee of up to $16 million, which could lead to a possible decline in the market price of JDN common stock.

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If, following termination of the merger agreement, the JDN board of directors determines to seek another merger or business combination, there can be no assurance that it will be able to find a partner willing to pay an equivalent or more attractive price than would be provided by DDR in the merger, or that such future partner would be willing to assume the costs of any termination expenses or fees paid by JDN. Under the terms of the merger agreement, before the termination of the merger agreement, JDN is not permitted to:

- solicit, initiate or knowingly encourage any acquisition proposal;

- except in circumstances expressly permitted under the merger agreement, engage in any discussions or negotiations with any person relating to an acquisition proposal; or

- agree to, approve or recommend an acquisition proposal.

The directors and executive officers of JDN may have interests in the completion of the merger that are different from the interests of JDN's shareholders.

In considering the recommendation of the JDN board with respect to the merger, JDN shareholders should be aware that certain JDN directors and executive officers have interests in the merger that may differ from, or are in addition to, the interests of JDN shareholders generally.

Equity-Based Awards

Under JDN's incentive stock plans, an aggregate of 80,443 unvested shares of restricted common stock previously awarded to the directors and executives will vest in full upon consummation of the merger and will be converted into DDR common shares according to the terms of the merger agreement. In addition, unvested options to purchase an aggregate of 129,624 shares of JDN common stock previously awarded to such directors and executives will vest in connection with the consummation of the merger.

Retention Agreements

JDN has entered into employment agreements and/or change of control agreements with its inside directors, Craig Macnab, President and Chief Executive Officer, and Lee Wielansky, President of JDN Development Company, Inc., as well as certain of its executive officers, to address the terms and conditions of their employment in the event of a change in control. The merger will be a "change in control" for purposes of the employment and change in control agreements. DDR has agreed to assume and to perform JDN's obligations under the employment and change in control agreements in the same manner and to the same extent that JDN would be required to perform such obligations if the merger had not taken place.

In the event of termination of employment by DDR without cause, or by the employee for good reason, within one year following a change in control, pursuant to the various agreements, DDR will pay the employee's then current base salary for a period ranging from three months to two years, after termination, plus annual bonuses, depending upon the terms of the specific agreement. The aggregate cost for payments pursuant to employment agreements and change in control agreements as a result of the merger is approximately $4.9 million.

From and after the effective time of the merger, DDR will indemnify present and former directors and officers of JDN, other than three former officers of JDN, and maintain directors' and officers' liability insurance for these individuals for six years after the effective time of the merger.

The fairness opinions obtained by DDR and JDN will not reflect changes in the relative values of the companies since the merger agreement was signed.

DDR does not intend to obtain an updated fairness opinion of Goldman Sachs, and JDN does not intend to obtain an updated fairness opinion of Lazard, Frères & Co. LLC. Changes in the operations and prospects of DDR or JDN, general market and economic conditions and other factors that are beyond the control of DDR and JDN, on which the opinions of Goldman Sachs and Lazard are based, may have altered the relative value of the companies. Therefore, the opinions of Goldman Sachs and Lazard do not address the fairness of the exchange ratio at the time the merger will be completed.

The merger may cause dilution to DDR's earnings per share.

The merger may have a dilutive effect on DDR's earnings per share due to the additional shares of DDR that will be issued in the merger, the transaction and integration-related costs and other factors such as failure to realize the anticipated benefits from cost savings and synergies expected from the merger. Any dilution in earnings per share could adversely impact the market price of DDR common shares.

There are differences in the rights of DDR shareholders and JDN shareholders that may be detrimental to JDN shareholders who receive DDR shares in the merger.

As a result of the merger, JDN shareholders will no longer own shares of JDN and will become shareholders of DDR. Differences in the provisions of the respective corporate charters and bylaws of DDR and JDN create different rights for the shareholders of the two companies. The rights of DDR shareholders may in some cases be considered less favorable than the rights of JDN shareholders. For example, DDR has outstanding three series of preferred shares with an aggregate liquidation preference of $304,000,000, which have preferences over common shares on dividends or liquidating distributions. JDN has only one outstanding series of preferred stock with an aggregate liquidation preference of $50,000,000.

DDR and JDN may not be able to integrate their businesses successfully and realize the intended benefits of the merger, which could have a negative impact on the market price of DDR common shares after completion of the merger.

The completion of the merger poses risks for the combined operations of DDR and JDN, including that:

- following the merger, DDR may not achieve expected cost savings and operating efficiencies, such as the elimination of redundant administrative costs and property management costs;

- DDR may not effectively integrate the operations of JDN;

- the JDN portfolio, including its development projects, may not perform as well as DDR anticipates;

- DDR may experience difficulties and incur expenses associated with the assimilation and retention of JDN employees; and

- the diversion of management's attention to the integration of the operations of JDN could have an adverse effect on the financial condition and operating results of DDR.

If DDR fails to successfully integrate JDN or fails to realize intended benefits of the merger due to any of the foregoing or other reasons, the market price of DDR common shares could decline from the market price at the time of completion of the merger.

REIT distribution requirements limit the amount of cash that DDR will have available for other business purposes, including amounts to fund its future growth.

To maintain its qualification as a REIT under the Internal Revenue Code, DDR must distribute annually to its shareholders at least 90% of its ordinary taxable income, excluding net capital gains. To the extent that it satisfies this distribution requirement, but distributes less than 100% of its taxable income, DDR will be subject to federal income tax on its undistributed taxable income at regular corporate tax rates. In addition, DDR will be subject to a 4% nondeductible excise tax if the actual dividends distributed to its shareholders in a calendar year are less than a specified minimum amount. If DDR does not have sufficient cash or other liquid assets, DDR may have to borrow funds or sell properties on adverse terms in order to satisfy the distribution requirement, to avoid corporate income tax on undistributed taxable income, and to avoid paying the 4% excise tax in any particular year. These rules limit DDR's ability to accumulate capital for use for other business purposes.

Each of the parties to the merger has, and the combined company will have, restrictive debt covenants that could adversely affect its ability to operate its business.

At June 30, 2002, on a pro forma basis, the combined company would have had an aggregate of $662.3 million in indebtedness under senior notes and an aggregate of $652.6 million in debt under its revolving credit facilities. All of this indebtedness contains or will contain various restrictive covenants including, among others, provisions restricting the borrower from:

- incurring indebtedness, including secured indebtedness;

- making distributions or investments;

- engaging in transactions with affiliates;

- incurring liens;

- merging or consolidating with another person;

- disposing of all or substantially all of its assets; or

- permitting limitations on the ability of the borrower's subsidiaries to make payments to the borrower.

These restrictions may adversely affect the ability of the combined company to finance its operations or engage in other business activities that may be in its best interests. In addition, some of these agreements will require the combined company to maintain specified financial ratios. The ability of the combined company to comply with these ratios in the future may be affected by events beyond its control. These covenants also may restrict the ability of the combined company to engage in certain transactions. In addition, any breach of these limitations could result in acceleration of most of the combined company's outstanding debt. The combined company may not be able to refinance or repay its debts in full under those circumstances.

There is no limitation in DDR's organizational documents on incurrence of debt.

DDR intends to continue to maintain a conservative debt capitalization with a ratio of debt to total market capitalization (the sum of the aggregate market value of DDR's common shares, the liquidation preference on any preferred shares outstanding and DDR's total indebtedness) of less than 50%. However, DDR organizational documents do not contain any limitation on the amount or percentage of indebtedness DDR may incur. Despite this lack of limitation, the indentures and agreements that govern DDR's outstanding indebtedness do contain limits on DDR's right to incur indebtedness. The combined company's pro forma debt-to-total market capitalization ratio at June 30, 2002 was approximately 0.44.

If the merger with DDR is not consummated, JDN may be unable to meet its debt obligations.

JDN's $300 million credit facility expires on December 31, 2002. As of June 30, 2002, JDN had $235 million outstanding under its credit facility. JDN is currently negotiating an extension to its credit facility and completion of this extension is a closing condition to the merger. In addition, JDN has $75 million in unsecured bonds outstanding that are subject to mandatory tender on March 31, 2003. As a result of the loss of its investment-grade credit rating, JDN may be required to pay a yield maintenance penalty to the remarketing agent of the unsecured bonds (estimated at $11.7 million at June 30, 2002) on or before the mandatory tender date. Based upon the covenants in the merger agreement that require JDN to continue to pursue projects under construction and projects in pre-development without alternative sources of capital, JDN may be unable to meet its maturing obligations if the merger has not been consummated by March 31, 2003.

The DDR articles of incorporation contain limitations on ownership and transfer of its shares.

In order for DDR to maintain its status as a REIT, no more than 50% in value of its outstanding common shares may be owned, actually or constructively under the applicable tax rules, by five or fewer "individuals" (including certain entities that are treated as individuals under the Internal Revenue Code). DDR's articles of incorporation prohibit, subject to some exceptions, any person from owning more than 5%, as determined in accordance with the Internal Revenue Code and the Securities Exchange Act of 1934, or the Exchange Act, of the number of DDR's outstanding common shares. DDR's articles of incorporation also prohibit any transfer of its shares that would result in a violation of the 5% ownership limit, reduce the number of shareholders below 100, or otherwise result in DDR failing to qualify as a REIT. Any attempted transfer of shares in violation of the articles of incorporation prohibitions will be void, and the intended transferee will not acquire any right in those shares. DDR has the right to take any lawful action that it believes necessary or advisable to ensure compliance with these ownership and transfer restrictions and to preserve its status as a REIT, including refusing to recognize any transfer of shares in violation of its charter. DDR's articles of incorporation provide for a similar ownership limitation upon holders of DDR preferred shares. JDN's charter contains substantially similar provisions for its common stock, except that the common stock ownership limit is, subject to certain exceptions, 8%.

Some provisions in the DDR articles of incorporation and code of regulations and Ohio law make a takeover of DDR more difficult.

Ownership Limit

The ownership and transfer restrictions in the DDR articles of incorporation may have the effect of discouraging or preventing a third party from attempting to gain control of DDR without the approval of the DDR board of directors. Accordingly, it is less likely that a change in control, even if beneficial to shareholders, could be effected without the approval of the DDR board. JDN's charter contains substantially similar provisions.

Authority to Issue Additional Shares

Under the DDR articles of incorporation, the DDR board of directors may issue nonvoting preferred shares without shareholder action. The preferred shares may be issued, in one or more series, with the preferences and other terms designated by the DDR board that may delay or prevent a change in control of DDR, even if the change is in the best interests of shareholders. DDR currently has outstanding nonvoting preferred shares in several series and classes with an aggregate liquidation preference of $304,000,000. The nonvoting preferred shares reduce the amount of dividends available, and have dividend, liquidation and other rights superior to the holders of DDR's common shares. JDN can also issue preferred shares without shareholder approval, but JDN has only one outstanding series of preferred stock with an aggregate liquidation preference of $50,000,000.

Shareholder Rights Agreement

DDR's board of directors has adopted a shareholders rights agreement that may make it difficult for a potential acquiror to acquire DDR without the consent of the DDR board. The rights entitle a common shareholder to purchase a preferred share that is intended to be economically equivalent to a DDR common share for each common share held. The rights are triggered if a person or group acquires 15% or more of the outstanding DDR common shares or commences a tender or exchange offer that would result in such person or group owning 15% or more of the outstanding common shares. The rights will cause substantial dilution to a person or group that attempts to acquire DDR in a transaction not approved by the DDR board.

Ohio Takeover Statutes

As an Ohio corporation, DDR is subject to various provisions under the Ohio General Corporation Law, including the Ohio business combination statute, that may have the effect of delaying or preventing a transaction or a change in control that might involve a premium price for the shares or otherwise be in the best interests of shareholders.

The combined company will be subject to risks that may adversely affect real estate ownership.

The combined company will be subject to the numerous risks generally associated with owning real estate, including among others:

- adverse changes in general or local economic or real estate market conditions;
- changes in zoning laws;
- changes in traffic patterns and neighborhood characteristics;
- financial viability of tenants;

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- increases in assessed valuation and tax rates;

- increases in the cost of property insurance and the ability to obtain insurance coverage required by lenders on commercially reasonable terms;

- governmental regulations and fiscal policies;

- the potential for uninsured or underinsured property losses;

- the impact of environmental laws and regulations; and

- other circumstances beyond their control.

Moreover, real estate investments are relatively illiquid, and the combined company may not be able to vary its portfolio in response to changes in economic and other conditions.

The combined company will be subject to risks inherent in development and acquisition activities.

The combined company intends to continue the selective development and construction of retail properties in accordance with development and underwriting policies as opportunities arise. Development and construction activities include the risks that:

- development opportunities may be abandoned after expending resources to determine feasibility;

- construction costs of projects may exceed original estimates;

- occupancy rates and rents at newly completed properties may not be sufficient to make the properties profitable;

- financing may not be available on favorable terms for development of properties; and

- construction and lease-up may not be completed on schedule, which could adversely affect the expected returns from projects.

Development activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building occupancy and other required governmental permits and authorizations. If any of the above events occur, the combined company's financial condition and results of operations could be adversely affected. In addition, new development activities, regardless of whether or not they are ultimately successful, typically require a substantial portion of management's time and attention.

The combined company is exposed to the risks of defaults by tenants.

The combined company's income and distributable cash flow would be adversely affected if a significant number of the combined company's tenants were unable to meet their obligations, especially if the combined company were unable to lease to another party, on economically favorable terms, a significant amount of space vacated by tenants in its properties. In the event of default by a significant number of tenants, the combined company may experience delays in collecting rent and incur substantial costs in enforcing its rights as landlord.

Shareholder litigation in connection with the merger could prevent or delay consummation of the merger.

On October 7, 2002, a JDN shareholder filed a purported class action and derivative suit in the Superior Court of Fulton County, Atlanta, Georgia, against JDN, JDN's board of directors and DDR alleging claims of breach of fiduciary duty, waste, abuse of control and unjust enrichment. The complaint seeks declaratory relief, an order enjoining consummation of the merger and an accounting for unspecified damages.

On October 10, 2002, a JDN shareholder filed a purported class action suit in the Circuit Court for Baltimore, Maryland against JDN and JDN's board of directors alleging a claim of breach of fiduciary duty. The complaint seeks declaratory relief, an order enjoining consummation of the merger and unspecified damages.

Although JDN and DDR believe that these suits are without merit and intend to defend themselves vigorously, there can be no assurance that the pending litigation will not interfere with the consummation of the merger. JDN and DDR do not expect that these suits will interfere with the scheduling of their respective shareholder meetings or the consummation of the merger, if approved.

DDR's results of operations may be affected by a judgment entered against DDR.

In September 2001, the U.S. District Court for the Northern District of Ohio entered a judgment in the amount of $5.0 million in compensatory damages, plus attorney fees, against DDR and three other defendants, in respect of a verdict reached in a civil trial regarding a claim filed by a movie theater relating to a property owned by DDR. The court also awarded to the plaintiff $1.0 million in punitive damages against DDR and $3.0 million in punitive damages against the three other defendants. The claim alleged breach of contract and fraud during the lease negotiation process that took place prior to and after DDR's acquisition of the property.

The verdict is subject to various post-trial motions and appeal. DDR believes that it is probable that the verdict will ultimately be reversed, in whole or in substantial part, and accordingly no provision has been recorded in DDR's financial statements. Although there can be no assurance as to the ultimate outcome, DDR does not believe that an adverse final determination, if any, will be material in relation to DDR's cash flows, liquidity or financial condition. However, amounts awarded, if any, to the plaintiff upon final resolution of this matter, could adversely affect DDR's financial condition or results of operations in the period they are recorded. Further, a determination has not been made as to the proportionate distribution of the contingent loss associated with the compensatory damages, if any, between the defendants.

FORWARD-LOOKING STATEMENTS

DDR and JDN have each made forward-looking statements in this joint proxy statement/prospectus, and in documents that are incorporated by reference in this joint proxy statement/prospectus, within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Exchange Act, that are subject to risks and uncertainties. Forward-looking statements include, without limitation, statements related to acquisitions and other business development activities, future capital expenditures, financing sources and availability, the effects of environmental and other regulations, and information concerning possible or assumed future results of operations of DDR and JDN. Although both DDR and JDN believe that the expectations reflected in those forward-looking statements are based upon reasonable assumptions, neither DDR nor JDN can give any assurance that the expectations will be achieved. For this purpose, any statements contained herein that are not statements of historical fact should be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "expects," "anticipates," "intends," "plans," "estimates," or similar expressions are intended to identify forward-looking statements. Many factors, some of which are discussed elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference in this joint proxy statement/prospectus, could affect the future financial results of the combined company and could cause actual results to differ materially from those expressed in forward-looking statements contained or incorporated by reference in this joint proxy statement/prospectus. Important factors that could cause actual results to differ materially from current expectations reflected in these forward-looking statements include, among others, the factors discussed under the caption "Risk Factors" beginning on page 17 and the filings made by DDR and JDN with the SEC that are incorporated by reference in this joint proxy statement/prospectus.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and shareholder values of DDR following completion of the merger may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond the ability of DDR and JDN to control or predict. For these forward-looking statements, DDR and JDN claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Neither DDR nor JDN undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

THE COMPANIES

DDR

DDR is a self-administered and self-managed REIT that was formed in November 1992 by the principals of the entities comprising the Developers Diversified Group, or DDG, to continue the business of DDG by acquiring, developing, redeveloping, owning, leasing and managing shopping centers and business centers. DDR believes that its portfolio of shopping center properties is one of the largest (measured by amount of total GLA) currently held by any publicly traded REIT. As of September 30, 2002, DDR owned or had an interest in and managed a portfolio of:

- 192 shopping centers, encompassing approximately 52.5 million square feet of GLA, of which DDR owned approximately 40.3 million square feet;

- designation rights to 117 properties and leasehold interests owned by Service Merchandise aggregating approximately 6.7 million square feet;

- 38 business centers located in 12 states aggregating approximately 4.5 million square feet of GLA; and

- several parcels of undeveloped land for future development, which is typically located adjacent to shopping centers owned by DDR.

As of September 30, 2002, DDR also managed six retail properties owned by third parties containing an aggregate of approximately 1.0 million square feet of GLA.

DDR's shopping center properties are located in 38 states, with significant concentrations in Ohio, Florida, Missouri, California, Michigan, South Carolina, Utah, Minnesota, North Carolina and Kansas.

DDR's investment objective is to increase cash flow and the value of its portfolio of properties and to seek continued growth through the selective acquisition, development, redevelopment, renovation and expansion of income-producing real estate properties, primarily shopping centers. In addition, DDR may also pursue the disposition of certain real estate assets and utilize the proceeds to repay debt, reinvest in other real estate assets and developments and for other corporate purposes. In pursuing DDR's investment objective, it will continue to seek to acquire and develop high quality, well-located shopping centers with attractive initial yields and strong prospects for future cash flow growth and capital appreciation where its financial strength, management and leasing capabilities can enhance value.

DDR believes that opportunities to acquire existing shopping centers have been and will continue to be available to buyers, such as DDR, with access to capital markets and institutional investors.

JDN

JDN is a publicly traded REIT specializing in the development and asset management of retail shopping centers. As of September 30, 2002, JDN owned and operated, either directly or indirectly through an affiliated entity, 99 shopping center properties containing approximately 11.4 million square feet of GLA located in 19 states, with the highest concentrations in Georgia, Wisconsin and Tennessee. The principal tenants of JDN's properties include Lowe's, Wal-Mart and Kohl's. As of September 30, 2002, JDN had 14 projects under construction.

THE COMBINED COMPANY

Upon completion of the merger, the separate corporate existence of DDR Transitory Sub, Inc. will cease and JDN will continue as the surviving corporation and as a majority-owned subsidiary of DDR. The common and preferred shareholders of JDN will become shareholders of DDR. The corporate existence of JDN, with all its purposes, rights, privileges, franchises, powers and objects, shall continue unaffected and unimpaired by the merger and, as the surviving corporation, it will be governed by the laws of the State of Maryland.

Subject to approval by DDR's shareholders, DDR's board of directors will increase from ten to 11 members. DDR will continue to be led by its existing senior management team, including Scott A. Wolstein as Chairman and Chief Executive Officer, David M. Jacobstein as President and Chief Operating Officer and Daniel B. Hurwitz as Executive Vice President.

Upon completion of the merger, the directors and officers of DDR Transitory Sub, Inc. will become the directors and officers of JDN until their successors are duly elected or appointed.

Following the merger, DDR will own or manage 442 retail properties in 44 states comprising approximately 77 million square feet of total GLA. In addition, DDR will acquire 21 properties comprising approximately seven million square feet of total GLA currently under development by JDN, as well as a development pipeline of 17 properties representing approximately three million square feet of total GLA. Upon completion of the transaction, DDR will have a total market capitalization of over $5.0 billion (including its pro rata portion of unconsolidated debt).

THE DDR SPECIAL MEETING

Date, Time, Place and Purpose of the DDR Special Meeting

The special meeting of the DDR common shareholders is scheduled to be held at 10:00 a.m., Eastern Time, on   2002, at The Bertram Inn & Conference Center, 600 North Aurora Road, Aurora, Ohio 44202-0870. It may be adjourned or postponed to another date or place for proper purposes. The purpose of the meeting is to vote upon the following proposals:

1. to approve the merger agreement and the merger of DDR Transitory Sub, Inc. with and into JDN;

2. to approve an amendment to the DDR articles of incorporation, authorizing and fixing the terms of the DDR Voting Preferred Shares to be issued to the holders of JDN's Series A Preferred Stock;

3. to fix the number of directors at 11;

4. to elect Mr.   to the board of directors to serve as director until the next annual meeting of shareholders and until his successor is duly elected and qualified; and

5. to approve an amendment to the DDR articles of incorporation that would increase the total number of authorized shares from 109,000,000 to 211,000,000 and the number of authorized common shares from 100,000,000 to 200,000,000.

The DDR common shareholders also might be asked to vote upon a proposal to adjourn the DDR special meeting for the purpose, among others, of allowing additional time for the solicitation of additional votes to approve the merger agreement and the merger and to approve the amendment to the articles of incorporation to authorize the Voting Preferred Shares.

Consummation of the merger is dependent upon the approval by DDR shareholders of the merger and merger agreement and the authorization of the DDR Voting Preferred Shares. Pursuant to the merger agreement, DDR is obligated to nominate Mr.   for election to the DDR board of directors, and in order to do so, DDR must increase the size of its board to 11 members. If the DDR shareholders fail to approve the proposal to increase the size of DDR's board, JDN may waive DDR's obligation in this regard. In that case, the merger would still be consummated. The approval by DDR's shareholders to increase DDR's number of authorized shares and the actual election of Mr.   to the DDR board of directors are not conditions to the completion of the merger, and failure of DDR's shareholders to approve either of the proposals would not affect consummation of the merger.

Who Can Vote

You are entitled to vote your DDR common shares if DDR shareholder records showed that you held your DDR common shares as of the close of business on   , 2002. At the close of business on that date, a total of   DDR common shares were outstanding and entitled to vote. Each DDR common share has one vote. The enclosed proxy card shows the number of DDR common shares that you are entitled to vote. Your individual vote is confidential and will not be disclosed to third parties.

Voting by Proxy Holders

If you hold your DDR common shares in your name as a holder of record, you may instruct the proxy holders how to vote your DDR common shares by signing, dating and mailing the proxy card in the postage-paid envelope that DDR has provided to you. The proxy holders will vote your DDR common shares as provided by those instructions. If you give us a signed proxy without giving specific voting instructions, your DDR common shares will be voted by the proxy holders in favor of all of the proposals. If your DDR common shares are held by a broker, bank or other nominee, you will receive instructions from your nominee which you must follow to have your common shares voted.

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Required Vote

Approval of the merger agreement and the merger, the amendments to the DDR articles of incorporation to authorize the Voting Preferred Shares and to increase the number of authorized shares, and the proposal to fix the number of directors at 11 require the affirmative vote of a majority of the common shares issued and outstanding on the record date,   , 2002.

With respect to the election of a director, if a quorum is present, the nominee receiving the greatest number of votes is elected as director. Mr.   is expected to be the only nominee for director. DDR shareholders have the right to vote cumulatively in the election of directors; however, because only one proposed vacancy will be filled at the special meeting, cumulative voting would have no effect on the outcome of the election.

The vote of the holders of DDR's preferred shares is not required for approval of the merger agreement, the merger, increasing the number of directors or the amendments to the DDR articles of incorporation.

As of the record date for the DDR special meeting, the directors, executive officers and their affiliates beneficially owned, excluding share options held by them,   DDR common shares representing   % of the outstanding DDR common shares entitled to vote at the DDR special meeting. Certain of these individuals have already entered into voting agreements, as described below.

Voting Agreements

Messrs. Scott A. Wolstein, Bert L. Wolstein, David M. Jacobstein, Daniel B. Hurwitz, James A. Schoff, William H. Schafer, Eric M. Mallory, and Richard E. Brown and Mrs. Joan U. Allgood have entered into voting agreements with JDN agreeing to vote all DDR common shares beneficially owned by each of them, or that they otherwise have the power to vote:

- in favor of adoption of the merger agreement and approval of the merger and the transactions contemplated by the merger agreement; and

- against any action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of DDR under the merger agreement or which would reasonably be expected to result in any of the conditions to the merger agreement not being fulfilled.

However, nothing in the voting agreement will limit or restrict an individual from acting as a director or officer of DDR. As of the record date for the DDR special meeting, these persons beneficially owned, excluding share options, a total of   DDR common shares, representing approximately   % of the outstanding common shares entitled to vote at the DDR special meeting.

Voting on Other Matters

DDR is not now aware of any matters to be presented at the DDR special meeting except for those described in this joint proxy statement/prospectus. If any other matters not described in this joint proxy statement/prospectus are properly presented at the meeting, the proxy holders will use their own judgment to determine how to vote your DDR common shares. If the meeting is adjourned or postponed, your DDR common shares may be voted by the proxy holders on the new meeting date as well, unless you have revoked your proxy instructions before that date.

How You May Revoke Your Proxy Instructions

If you give a proxy, you may revoke it at any time before it is exercised by (1) giving written notice to DDR at its principal executive offices located at 3300 Enterprise Parkway, Beachwood, Ohio 44122, (2) filing a duly executed proxy bearing a later date with DDR at DDR's principal address, or (3) giving notice to DDR in the open meeting. It is important to note that your presence at the DDR special meeting, without more, will not revoke your previously granted proxy.

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How Votes Are Counted

A quorum of shares entitled to vote must be present in person or by proxy at the DDR special meeting in order to hold the vote on the proposals set forth in this joint proxy statement/prospectus. A majority of the outstanding DDR common shares entitled to vote constitutes a quorum. If you have returned valid proxy instructions or attend the meeting in person, your DDR common shares will be counted for the purpose of determining whether there is a quorum, even if you wish to abstain from voting on some or all matters introduced at the meeting. If you hold your DDR common shares through a broker, bank or other nominee, the nominee may only vote the DDR common shares which it holds for you as provided by your instructions. If the nominee does not receive your instructions, the nominee may not vote on any of the proposals set forth in this joint proxy statement/prospectus which would result in a "broker non-vote" on those proposals. Abstentions and broker non-votes will have the same effect as a vote against the proposals to approve the merger, to increase the size of the DDR board and to approve the amendments to the DDR articles of incorporation. However, because the nominee receiving the greatest number of votes will be elected as director, broker non-votes will not be counted as votes for or against the election of Mr.   to the DDR board of directors.

Cost of This Proxy Solicitation

DDR will pay the cost of its proxy solicitation. In addition to soliciting proxies by mail, DDR has engaged   , a proxy solicitation firm, to assist in obtaining proxies from DDR common shareholders on a timely basis. DDR will pay   's reasonable out-of-pocket expenses plus a $ fee for these services. DDR will, upon request, reimburse brokers, banks and other nominees for their reasonable expenses in sending proxy material to their principals and obtaining their proxies.

DDR also expects that several of its employees will solicit DDR common shareholders personally and by telephone. None of these employees will receive any additional or special compensation for doing this.

List of DDR Common Shareholders

A list of DDR common shareholders entitled to vote at the DDR special meeting will be available at the DDR special meeting.

DIRECTORS AND NOMINEE FOR ELECTION AT THE DDR SPECIAL MEETING

The DDR board currently consists of the following ten members who have been elected to serve until the next annual meeting of DDR shareholders and until his successor is duly elected and qualified:

Name	Age	Principal Occupation	Director Since
Scott A. Wolstein	50	Chairman of the Board of Directors of DDR and Chief Executive Officer of DDR	November 1992
David M. Jacobstein	56	President and Chief Operating Officer of DDR	May 2000
Albert T. Adams	51	Chairman of the Cleveland Office of Baker & Hostetler LLP (law firm)	April 1996
Dean S. Adler	45	Principal, Lubert-Adler Partners, L.P. (real estate investments)	May 1997
Barry A. Sholem	46	Co-Chairman and Managing Director, Donaldson, Lufkin & Jenrette, Inc. Real Estate Capital Partners (real estate investments)	May 1998
Terrance R. Ahern	47	Principal, The Townsend Group (institutional real estate consulting)	May 2000
Robert H. Gidel	51	Managing Partner, Liberty Partners, LP (real estate investments)	May 2000

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Name	Age	Principal Occupation	Director Since
Daniel B. Hurwitz	38	Executive Vice President of DDR	May 2002
Victor B. MacFarlane	51	Chief Executive Officer, MacFarlane Partners (real estate investments)	May 2002
Bert L. Wolstein	75	Chairman and Chief Executive Officer, Heritage Development Company (real estate development)	May 2002
			Director Nominee

If the proposal to fix the number of directors at 11 is approved, the board of directors has nominated Mr. _____ to serve as a director until the next annual meeting of DDR shareholders and until his successor is duly elected and qualified.

Scott A. Wolstein has been the Chief Executive Officer and a director of DDR since its organization in 1992. Mr. Wolstein has been Chairman of the Board of Directors of DDR since May 1997 and was President of DDR from its organization until May 1999, when Mr. Jacobstein joined DDR. Prior to the organization of DDR, Mr. Wolstein was a principal and executive officer of the Developers Diversified Group, or DDG, DDR's predecessor. Mr. Wolstein is a graduate of the Wharton School at the University of Pennsylvania and of the University of Michigan Law School. He is currently a member of the Board of the National Association of Real Estate Investment Trusts, or NAREIT, the International Council of Shopping Centers, the Real Estate Roundtable, the Zell-Lurie Wharton Real Estate Center, Cleveland Tomorrow, Cleveland Development Partnership and serves as the Chairman of the State of Israel Bonds, Ohio Chapter. Mr. Wolstein is also a member of the Urban Land Institute and the Pension Real Estate Association, or PREA. He has also served as President of the Board of Trustees of the United Cerebral Palsy Association of Greater Cleveland and as a member of the Board of the Great Lakes Theater Festival, The Park Synagogue and the Convention and Visitors Bureau of Greater Cleveland. Mr. Wolstein is the son of Bert L. Wolstein, a director.

David M. Jacobstein has been the President and Chief Operating Officer of DDR since May 1999. From 1986 until the time he joined DDR, Mr. Jacobstein was employed by Wilmorite, Inc., a Rochester, New York-based shopping center developer where most recently he served as Vice Chairman and Chief Operating Officer. Mr. Jacobstein is a graduate of Colgate University and George Washington University Law School. Prior to joining Wilmorite, Mr. Jacobstein practiced law with the firms of Thompson, Hine & Flory in Cleveland, Ohio, and Harris, Beach & Wilcox in Rochester, New York where he specialized in corporate and securities law. Mr. Jacobstein is a member of the International Council of Shopping Centers and the Urban Land Institute. He has served as a Vice President of the Colgate University Alumni Corporation and President of the Allendale-Columbia School Board of Trustees.

Albert T. Adams has been a partner with the law firm of Baker & Hostetler LLP in Cleveland, Ohio, since 1984, serving as Chairman of that office since January 1997, and has been associated with the firm since 1977. Mr. Adams is a graduate of Harvard College, Harvard Business School and Harvard Law School. He serves as a member of the Board of Trustees of the Greater Cleveland Roundtable and of the Western Reserve Historical Society. Mr. Adams also serves as a director of Associated Estates Realty Corporation, Boykin Lodging Company, Captec Net Lease Realty, Inc. and Dairy Mart Convenience Stores, Inc.

Dean S. Adler is currently a principal with Lubert-Adler Partners, L.P., a private equity real estate investment company which he co-founded in 1997. From 1987 through 1996, Mr. Adler was a principal and co-head of the private equity group of CMS Companies. Mr. Adler is a graduate of the Wharton School and the University of Pennsylvania Law School. He was an instructor at the Wharton School between 1981 and 1983. He currently serves as a member of the Board of Directors of The Lane Company, Electronics Boutique, Inc. and Trans World Entertainment Corporation. Mr. Adler has served on such community boards as the UJA National Young Leadership Cabinet and he is currently a member of the Alexis de Tocqueville Society and is co-chairman of The Walt Frazier Youth Foundation.

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Barry A. Sholem is currently the Co-Chairman and Managing Director of Donaldson, Lufkin & Jenrette, Inc. Real Estate Capital Partners, a real estate fund which invests in a broad range of real estate-related assets, which he formed in January 1995. Prior to joining Donaldson, Lufkin & Jenrette, Inc., Mr. Sholem was with Goldman, Sachs & Co. for 15 years and was head of the Real Estate Principal Investment Area for Goldman, Sachs & Co. on the West Coast. Mr. Sholem is a graduate of Brown University and Northwestern University's J.L. Kellogg Graduate School of Management. He is currently active in the Urban Land Institute (RCMF Council), the International Council of Shopping Centers, the U.C. Berkeley Real Estate Advisory Board and the Business Roundtable.

Terrance R. Ahern is a co-founder and principal of The Townsend Group, an institutional real estate consulting firm formed in 1986 which represents primarily tax-exempt clients such as public and private pension plans, endowment, foundation and multi-manager investments. Mr. Ahern was formerly a member of the Board of Directors of PREA and the Board of Governors of NAREIT. Prior to founding The Townsend Group, Mr. Ahern was a Vice President of a New York-based real estate investment firm and was engaged in the private practice of law. Mr. Ahern received a B.A. and J.D. from Cleveland State University.

Robert H. Gidel is the managing partner of Liberty Partners, LP, an investment partnership formed to purchase securities interests in private and public real estate companies. From 1997 through 1998, he was President and Chief Executive Officer of Meridian Point VIII, an industrial REIT based in San Francisco. Prior to Meridian, he was President and Chief Operating Officer of Paragon Group and Paragon Group Services, a multi-family REIT based in Dallas, Texas, from 1995 through 1997. From 1995 until 1997, he was a Partner and Chief Operating Officer of Brazos Fund and from 1993 through 1995, he was President and Chief Executive Officer of Brazos Partners both of which were based in Dallas, Texas. Prior to this, Mr. Gidel was a managing director and member of the board of directors of Alex. Brown Kleinwort Benson Realty Advisors, a real estate investment management firm formed in 1990 as a result of the merger of Alex. Brown Realty Advisors (commonly known as ABRA) and Financial Investment Advisors. Mr. Gidel had been president of ABRA since 1986. From 1981 through 1985, Mr. Gidel served in a wide range of positions at Heller Financial and its subsidiary, Abacus Real Estate Finance. He is a graduate of the University of Florida's Warrington College of Business with a major in real estate. Mr. Gidel is currently the chairman of the Real Estate Advisory Board at the Warrington College of Business, a Hoyt Fellow at the Homer Hoyt Institute and serves as a director of U.S. Restaurant Properties Inc. and Fortress Registered Investment Trust.

Daniel B. Hurwitz was appointed Executive Vice President in June 1999. Mr. Hurwitz most recently served as Senior Vice President and Director of Real Estate and Development for Reading, Pennsylvania based Boscov's Department Store, Inc., a privately held department store chain, from 1991 until he joined DDR. Prior to Boscov's, Mr. Hurwitz served as Development Director for The Shopco Group, a New York City based developer of regional shopping malls. Mr. Hurwitz is a graduate of Colgate University, and the Wharton School of Business Executive Management Program at the University of Pennsylvania. He is a member of the International Council of Shopping Centers, Urban Land Institute, and has served as a Board member of the Colgate University Alumni Corporation, Reading JCC, American Cancer Society (Regional) and the Greater Berk's Food Bank.

Victor B. MacFarlane has been the Chief Executive Officer of MacFarlane Partners, a real estate investment manager, developer and investor, since he founded the partnership in 1987. Mr. MacFarlane also served as the Chief Executive Officer of GE Capital Investment Advisors, the successor to the investment advisory portion of MacFarlane Partners, and as Staff Executive in charge of Strategic Initiatives (merchant banking) with GE Real Estate from 1996 until 1999. Mr. MacFarlane is a graduate of the University of New Mexico, the University of California at Los Angeles Law School and has received a MBA from the University of Pittsburgh. Mr. MacFarlane, who has 22 years of real estate and other investment experience, is also a member of the Board of Trustees of the Urban Land Institute, the policy advisory board of the Fisher Center for Real Estate and Urban Economics at the University of California, the board of trustees of the Initiative for a Competitive Inner City, the International Council of Shopping Centers, the Chief Executives' Organizations and World Presidents Organization. Mr. MacFarlane is a former member of the board of trustees of PREA.

Bert L. Wolstein, has been the Chairman and Chief Executive Officer of Heritage Development Company, a real estate development company, since 1997. Prior to 1997, Mr. Wolstein was the Chairman of the Board of Directors of DDR, and a principal owner and executive of DDG since he established the business in 1965. Mr. Wolstein attended Western Reserve University, Cleveland, Ohio, and received a law degree from John Marshall Law School, also in Cleveland. Mr. Wolstein is the former Chairman of the State of Israel Bonds — Cleveland, the former General Co-Chairman of the Jewish Welfare Fund and the former Chairman of the Board of Trustees of Cuyahoga Community College. His numerous awards include the Gold Medallion for Humanitarianism awarded to Mr. Wolstein and his wife by the B'nai Brith International. He is a former trustee of the Ohio Building Authority and currently serves on the Board of Trustees for Park Synagogue. Mr. Wolstein is the father of Mr. Scott A. Wolstein, the Chairman and Chief Executive Officer of DDR.

During the fiscal year ended December 31, 2001, the board of directors held four meetings. The board of directors has a Dividend Declaration Committee, an Executive Compensation Committee, a Granting Committee, a Nominating Committee, a Pricing Committee and an Audit Committee. Except for Mr. Adler, each director attended more than 75% of the aggregate number of meetings of the board of directors and committees on which he served in 2001.

Dividend Declaration Committee.   The Dividend Declaration Committee, which consists of Messrs. Scott Wolstein, Adams and Jacobstein, determines if and when DDR should declare dividends on its capital stock and the amount thereof, consistent with the dividend policy adopted by the board of directors. The Dividend Declaration Committee held four meetings in 2001.

Executive Compensation Committee.   The Executive Compensation Committee, which consists of Messrs. Adams, Adler, Gidel and Sholem, determines compensation for DDR's executive officers and administers DDR's stock option and equity-based award plans. The Executive Compensation Committee held three meetings in 2001.

Granting Committee.   The Granting Committee was established in order to comply with Rule 16b-3 promulgated under the Securities Exchange Act of 1934. The Granting Committee, which consists of Messrs. Adler, Gidel and Sholem and consisted of Messrs. Adler, Sholem and Hulett, a former director, in 2001, determines if and when DDR should grant stock options and other equity-based awards to executive officers, and the terms of such awards, consistent with the policy adopted by the board of directors and pursuant to the terms of the Developers Diversified Realty Corporation 1992 Employees' Share Option Plan, the 1996 Developers Diversified Realty Corporation Equity-Based Award Plan, the 1998 Developers Diversified Realty Corporation Equity-Based Award Plan and the 2002 Developers Diversified Realty Corporation Equity-Based Award Plan. The Granting Committee held one meeting in 2001.

Nominating/Governance Committee.   The Nominating/Governance Committee, which consists of Messrs. Adams, Ahern, Gidel and MacFarlane and consisted of Messrs. Adams, Adler, Ahern and Hulett, a former director, in 2001, nominates candidates for election to the board of directors and will consider suggestions forwarded by shareholders to the Secretary of DDR concerning qualified candidates for election as directors. The Nominating/Governance Committee held two meetings in 2001.

Pricing Committee.   The Pricing Committee, which consists of Messrs. Scott Wolstein, Gidel and Sholem, is authorized to approve the price and terms of offerings of DDR's debt and equity securities. The Pricing Committee did not hold any meetings in 2001.

Audit Committee.   The Audit Committee, which consists of Messrs. Ahern, Gidel and Sholem, makes recommendations concerning the engagement of independent public accountants, reviews with the independent public accountants the audit plans and results of the audit engagement, approves professional services provided by the independent public accountants and reviews the independence of the independent public accountants. All of the members of the Audit Committee are independent as independence is defined in the NYSE listing manual. The Audit Committee held two meetings in 2001.

For certain additional information relating to directors and executive officers of DDR, please refer to Annex F.

CERTAIN TRANSACTIONS OF DDR DIRECTORS AND EXECUTIVE OFFICERS

Guarantees of Loans

In November 1998, DDR guaranteed obligations of certain of its executive officers under a personal loan program provided to those executive officers by The First National Bank of Chicago, as agent, and certain other banks. The executive officers used proceeds of the loans to purchase common shares from DDR and to exercise options to purchase common shares. Each loan is an unsecured obligation of the respective officer. Each executive officer has agreed to reimburse DDR for any amounts paid by DDR to satisfy that executive officer's obligations under the loan program as a result of DDR's guarantee.

DDR guaranteed loans, which mature in November 2003, in the amount listed after the executive officer's name, for the following: Scott A. Wolstein — $8,250,000, James A. Schoff — $3,750,000 and William H. Schafer — $550,000. These loans require quarterly interest payments. In addition, DDR guaranteed a loan in the amount of $750,000 to Loren Henry, an employee of Coventry Real Estate Partners, Ltd., a partnership in which DDR has an economic interest. DDR also guaranteed loans, in amounts ranging from $25,250 to $1,000,000, for two other officers and four other officers who have subsequently resigned from DDR. The amounts guaranteed have not changed since the date of the loan. The aggregate amount of such guarantees is $1,587,000. None of these loans has yet been repaid.

Loans to Executive Officers

In August 1998, the board of directors authorized DDR to, from time to time, lend to Mr. Scott Wolstein up to $400,000 to reduce the outstanding principal balance of, and to prevent the sale of common shares from a margin account loan secured by common shares owned by Mr. Scott Wolstein. Any such loan is evidenced by a promissory note, bears interest at an annual rate of LIBOR plus the applicable spread based on DDR's revolving credit facility, which approximates DDR's cost of borrowing, and is payable 90 days from the date of the loan. No such loans have been made since 1999.

In connection with certain executive officers joining DDR, DDR loaned such officers funds to assist them with certain expenses incurred with their relocation. Those loans, which require annual payments and mature after five years, are described in the table below.

Executive Officer	Largest Amount Outstanding			Amount Outstanding as of October 1, 2002	Interest Rate
	2001	2000	1999		
Daniel B. Hurwitz	$123,912	$122,754	$115,569	$ 61,983	6.20%
David M. Jacobstein	$ 42,507	$ 41,608	$ 38,867	$ 19,596	6.20%
Eric M. Mallory	$ 30,545	$ 29,983	$ 28,271	$ 15,104	6.52%
Richard E. Brown	$ 17,750	$ —	$ —	$ 14,534	4.94%

Management Fees

DDR received management and leasing fee income of approximately $170,501 in 2001, $199,816 in 2000, $182,470 in 1999 and $101,337 through September 30, 2002 pursuant to management agreements with certain partnerships owned by Mr. Bert Wolstein.

Lease of Corporate Headquarters

As a result of its rapid growth and expansion, DDR moved to a new headquarters in 1999. However, DDR continues to make payments required under the lease of its prior corporate headquarters in Moreland Hills, Ohio, which is leased from the limited liability company owned by the spouse of Mr. Bert Wolstein and the mother of Mr. Scott Wolstein. DDR made rental payments aggregating $590,566, $599,723 and $701,279 in 2001, 2000 and 1999, respectively, and $450,934 through September 30, 2002; however, DDR subleases a portion of this space and, as a result, DDR received $365,735, $373,702 and $446,354 in payments from third parties in 2001, 2000 and 1999, respectively, and $279,252 through September 30, 2002. Rental payments made by DDR under the lease include the payment of DDR's pro rata share of common area maintenance and insurance expenses, real estate taxes and other operating expenses over a base year amount. DDR occupied the space pursuant to the terms of a lease which expires on December 31, 2009.

Property Acquisitions and Transfers

In August 2000, DDR paid approximately $1,255,500 for residual land at DDR's shopping center in Aurora, Ohio, to a limited partnership owned by Mr. Bert Wolstein.

In September 1999, DDR transferred its interest in a shopping center under development in Coon Rapids, Minnesota, a suburb of Minneapolis, to a joint venture in which DDR retained a 25% economic interest. The remaining 75% economic interest is held by private equity funds, or Funds, controlled by Dean S. Adler, a director of DDR. Mr. Adler holds a 0.5% economic interest in the Funds. In 2001, the Funds reimbursed DDR $900,000 for payment against prior advances. DDR has a management agreement and performs certain administrative functions for the joint venture pursuant to which DDR earned management, leasing and development fees of $600,000 and $1.3 million in 2001 and through September 30, 2002, respectively, and interest income of $1.6 million in 2001 (no interest income has been earned in 2002). In addition, in 2001 DDR recognized a gain of approximately $1.1 million related to the sale of real estate to the joint venture for that portion not owned by DDR, determined by utilizing the percentage of completion method. The remaining gain on sale of $0.4 million is attributable to third party interest, of which $0.2 million has been recognized through September 30, 2002. On December 31, 2001, the joint venture obtained a non-recourse loan and DDR was reimbursed approximately $21 million for loans made to the joint venture.

Service Merchandise Asset Designation Rights

In March 2002, DDR announced its participation in a joint venture with Lubert-Adler Funds, of which Dean Adler, a director of DDR, is a principal, and Klaff Realty, L.P. The joint venture was awarded asset designation rights for all of the retail real estate interests of the bankrupt estate of Service Merchandise Corporation for approximately $236 million. DDR has a 25% interest in the joint venture and Lubert-Adler Funds has a 75% interest. In addition, DDR earns management fees for the management, leasing, development and disposition of the real estate portfolio. The designation rights enable the joint venture to determine the ultimate use and disposition of the real estate interests held by the bankrupt estate. At September 30, 2002 the portfolio consisted of approximately 117 Service Merchandise retail sites totaling approximately 6.7 million square feet. The transaction was approved by the U.S. Bankruptcy Court in Nashville, Tennessee and subsequently the designation rights were transferred to the joint venture.

Service as Liquidation Agent

Coventry Real Estate Partners, which is owned 79% by DDR, and DDR Real Estate Services, Inc., another affiliate of DDR, served as liquidation agents at market rates pursuant to Burnham Pacific Properties, Inc.'s, or BP, Plan of Liquidation. The aggregate liquidation agent fees from BP in 2001 were approximately $1.2 million. In addition, Coventry and DDR (through an affiliate) provided property management services for BP's portfolio and received property management, asset management, leasing and development fees from BP at market rates for the services provided.

Leasing and Sales Commissions

In 1999, DDR paid approximately $101,975 to a company owned by Mr. Eugene Faigus, the brother-in-law of Mr. Scott Wolstein, for fees and commissions related to the acquisition of several shopping centers in 1998.

Legal Representation

Albert T. Adams, a director of DDR, is a partner of the law firm Baker & Hostetler LLP in Cleveland, Ohio. DDR has retained that firm since 1992 to provide various legal services.

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THE JDN SPECIAL MEETING

Date, Time, Place and Purpose of the JDN Special Meeting

The special meeting of the JDN common shareholders is scheduled to be held on   , 2002, at   , Eastern Time, at the Offices of King & Spalding, 191 Peachtree Street, Atlanta, Georgia 30303. It may be adjourned or postponed to another date or place for proper purposes. The purpose of the meeting is to consider and vote upon a proposal to approve the merger agreement and the merger of DDR Transitory Sub, Inc. with and into JDN. The JDN common shareholders also might be asked to vote upon a proposal to adjourn the JDN special meeting for the purpose, among others, of allowing additional time for the solicitation of additional votes to approve the merger agreement and the merger.

Who Can Vote

You are entitled to vote your JDN common stock if JDN's shareholder records showed that you held your JDN common stock as of the close of business on   . At the close of business on that date, a total of   shares of JDN common stock were outstanding and entitled to vote. Each share of JDN common stock has one vote. Your individual vote is confidential and will not be disclosed to third parties.

Voting by Proxy Holders

If you hold your JDN common stock in your name as a holder of record, you may instruct the proxy holders how to vote your JDN common stock by signing, dating and mailing the proxy card in the postage-paid envelope that has been provided to you or by following the instructions for voting by telephone or through the Internet. The proxy holders will vote your JDN common stock as provided by those instructions. If you give JDN a signed proxy without giving specific voting instructions, your JDN common stock will be voted by the proxy holders in favor of the proposal to approve the merger agreement and the merger. If your shares of JDN common stock are held by a broker, bank or other nominee, you will receive instructions from your nominee which you must follow to have your common stock voted.

Vote by Telephone

You can vote your shares of JDN common stock by telephone by dialing the toll-free number, at no cost to you, printed on your proxy card. Telephone voting is available 24 hours a day until   , Eastern Time, on   , 2002. Easy-to-follow voice prompts allow you to vote your shares of JDN common stock and confirm that your instructions have been properly recorded. Our telephone voting procedures are designed to authenticate shareholders by using individual control numbers. If you vote by telephone, you do not need to return your proxy card. If you are located outside the U.S. and Canada, you should use the collect calling option printed on your proxy card. Under Maryland law, proxies appointed by telephone constitute valid proxies.

Vote by Internet

You can also choose to vote through the Internet. The website for Internet voting is printed on your proxy card. Internet voting is available 24 hours a day until 3:00 p.m. Eastern Time, on   , 2002. As with telephone voting, you will be given the opportunity to confirm that your instructions have been properly recorded. If you vote through the Internet, you do not need to return your proxy card. Under Maryland law, proxies appointed through the Internet constitute valid proxies.

Required Vote

Approval of the merger agreement and the merger requires the affirmative vote of the holders of at least two-thirds of the shares of JDN common stock entitled to vote at the JDN special meeting and outstanding on the record date,   , 2002. The vote of the holders of JDN Series A Preferred Stock is not required for approval of the merger agreement and the merger. As of the record date,   % of the shares of JDN

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common stock entitled to vote at the JDN special meeting were held by JDN directors, executive officers and their affiliates. Certain of these individuals have entered into voting agreements, as described below.

Voting Agreements

Messrs. William G. Byrnes, Haywood D. Cochran, Jr., William B. Greene, John D. Harris, Jr., Leilani L. Jones, Craig Macnab, Andrew E. Rothfeder, Michael A. Quinlan, Philip G. Satre and Lee S. Wielansky have entered into voting agreements with DDR agreeing to vote all shares of JDN common stock beneficially owned by each of them, or that they otherwise have the power to vote:

- for adoption and approval of the merger agreement, the merger and the transactions contemplated thereby; and

- against any acquisition proposal and against any action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of JDN under the merger agreement or which would reasonably be expected to result in any of the conditions to the merger agreement not being fulfilled.

However, nothing in the voting agreement will limit or restrict an individual from acting in his capacity as a director or officer of JDN. As of the record date for the JDN special meeting, these persons beneficially owned, excluding stock options, a total of   shares of JDN common stock, representing approximately   % of the outstanding shares of JDN common stock entitled to vote at the JDN special meeting.

Voting on Other Matters

JDN is not now aware of any matters to be presented at the JDN special meeting except for those described in this joint proxy statement/prospectus. If any other matters not described in this joint proxy statement/prospectus are properly presented at the meeting, the proxy holders will use their own judgment to determine how to vote your JDN common stock. If the meeting is adjourned or postponed, your JDN common stock may be voted by the proxy holders on the new meeting date as well, unless you have revoked your proxy instructions before that date.

How You May Revoke Your Proxy Instructions

To revoke your proxy instructions, you must (1) so advise JDN in writing or by facsimile before your JDN common stock has been voted by the proxy holders at the meeting, (2) deliver to JDN before the date of the meeting your revised proxy instructions, or (3) attend the meeting and vote your JDN common stock in person.

How Votes Are Counted

A quorum of shares of JDN common stock entitled to vote must be present in person or by proxy at the JDN special meeting in order for JDN to hold a vote on the proposal to approve the merger agreement and the merger. A majority of the outstanding shares of JDN common stock entitled to vote constitutes a quorum. If you have returned valid proxy instructions or attend the meeting in person, your JDN common stock will be counted for the purpose of determining whether there is a quorum, even if you wish to abstain from voting on some or all matters introduced at the meeting. If you hold your JDN common stock through a broker, bank or other nominee, the nominee may only vote the shares of JDN common stock which it holds for you as provided by your instructions. If it has not received your instructions by the tenth day before the meeting, the nominee may not vote on the merger agreement and the merger. Abstentions and broker non-votes will have the same effect as a vote against the proposal to approve the merger agreement and the merger.

Cost of This Proxy Solicitation

JDN will pay the cost of its proxy solicitation. In addition to soliciting proxies by mail, telephone and the Internet, JDN has engaged   , a proxy solicitation firm, to assist in obtaining proxies from its common shareholders on a timely basis. JDN will pay   's reasonable out-of-pocket expenses plus a $ fee for these services. JDN will, upon request, reimburse brokers, banks and other nominees for their reasonable expenses in sending proxy materials to their principals and obtaining their proxies.

JDN also expects that several of its employees will solicit JDN common shareholders personally and by telephone. None of these employees will receive any additional or special compensation for doing this.

List of JDN Common Shareholders

A list of JDN common shareholders entitled to vote at the JDN special meeting will be available at the JDN special meeting and for ten days before the meeting between the hours of 9:00 a.m. and 5:00 p.m., Eastern Time, at JDN's corporate offices located at 359 East Paces Ferry Road, Suite 400, Atlanta, Georgia 30305. You may arrange to view this list by contacting John D. Harris, Jr., the Secretary of JDN.

THE MERGER

Structure of the Merger

Pursuant to the terms of the merger agreement, and subject to certain conditions being satisfied or waived, DDR Transitory Sub, Inc. will merge with and into JDN with JDN surviving the merger as a majority-owned subsidiary of DDR. At the effective time of the merger, each share of JDN common stock will be converted into 0.518 of a DDR common share, with cash being paid in lieu of fractional shares. Each share of JDN Series A Preferred Stock will be converted into one DDR Voting Preferred Share. The DDR Voting Preferred Shares issued in the merger will have preferences, conversion and other rights, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption in all material respects identical to those of JDN Series A Preferred Stock, and, in addition will include the right to one vote per share on all matters on which holders of DDR common shares may vote.

Background of the Merger

JDN's predecessor was founded in 1978 and, since that time, has developed, redeveloped, acquired, leased and managed power and community shopping centers located primarily in the southeastern United States. In March 1994, JDN successfully completed its initial public offering in order to de-lever its balance sheet and improve its overall cost of capital, and obtain greater access to capital to support its development pipeline. At the time of its initial public offering, JDN had 33 properties and has since grown, increasing its portfolio to 99 properties as of September 30, 2002.

In February 2000, JDN announced that it had discovered undisclosed compensation arrangements with two executive officers of JDN Development Company, Inc., JDN's development subsidiary ("JDN Development"), additional unauthorized benefits to these same two executive officers, and undisclosed related party transactions involving these two officers and the former Chairman and Chief Executive Officer of JDN, J. Donald Nichols. As a result of this discovery, a special committee of the JDN board of directors (the "Special Committee") was formed to, among other things, conduct an inquiry into these matters. Immediately prior to this announcement, the two executive officers of JDN Development resigned and Mr. Nichols resigned his management positions with JDN, remaining as a non-executive chairman of the board.

Beginning on February 15, 2000, 19 or more class action lawsuits alleging violations of the federal securities laws were filed against JDN. The lawsuits were ultimately consolidated under the caption *In re JDN Realty Corporation Securities Litigation* in the United States District Court for the Northern District of Georgia. On July 21, 2000, several derivative actions were filed against JDN that were consolidated under the caption of *Rubin v. J.D. Nichols, et al.* in the United States District Court for the Northern District of Georgia. The derivative lawsuits alleged claims for breach of fiduciary duties, abuse of control, waste, unjust enrichment and gross mismanagement.

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In April 2000, as a result of additional findings of the Special Committee, JDN announced the discovery of discrepancies in cost and other information underlying certain leases and real estate sales agreements with its two largest tenants. Mr. Nichols resigned as chairman of the board, along with JDN's Chief Financial Officer. On April 12, 2000, Mr. Craig Macnab, a member of JDN's board, was appointed Chief Executive Officer by the board, and Mr. John D. Harris, Jr., JDN's Controller, was appointed Interim Chief Financial Officer.

As a result of the undisclosed compensation arrangements and cost discrepancies discussed above, JDN violated certain covenants under its major credit facilities. JDN was subsequently downgraded by the credit rating agencies and faced a significant liquidity crisis. With the announced discrepancies and management changes combined with the fact that JDN was unable to, and had not, filed its Annual Report on Form 10-K for 1999, JDN had virtually no access to external capital on financially reasonable terms.

At a meeting of the Special Committee on April 27, 2000, Mr. Macnab reported that he had received several inquiries from investment banking firms with respect to financing alternatives and from other third parties regarding potential strategic transactions with JDN. The Special Committee determined that it was important to finalize its negotiations with its two largest tenants over the cost discrepancies and cure defaults under its credit facilities before engaging a financial advisor or considering strategic alternatives.

In May 2000, JDN and its two largest tenants entered into a settlement agreement that contained a financial settlement and reaffirmed the terms of all existing leases and real estate sales agreements. During this period, management of JDN continued its discussions with potential financial advisors at the direction of the Special Committee.

Simultaneously with executing the settlement agreement with its two largest tenants, JDN amended its credit facility to cure all existing defaults, convert the outstanding loans from unsecured to secured obligations, increase the interest rates on outstanding borrowings, reduce the maximum availability and shorten the maturity of the facility to June 2001. This amendment provided JDN with the liquidity to operate its business, but at a much greater cost and with significantly increased restrictions on its operations.

In June 2000, JDN filed its annual report on Form 10-K for the year ended December 31, 1999 wherein it restated its financial statements as of and for the years ended December 31, 1994 through 1998 and its quarterly results for each quarter in 1998 and for the first three quarters of 1999 to reflect additional expenses related to the undisclosed compensation and cost discrepancies discussed above. JDN also filed suit against three of its former officers and its former law firm, alleging claims for, among other things, breach of fiduciary duty and legal malpractice.

In August 2000, the SEC initiated a formal civil investigation of JDN relating to the undisclosed compensation arrangements and related party transactions discussed above.

As a result of the governance, accounting and legal issues that JDN faced at that time, its access to capital continued to be severely limited. Accordingly, JDN's board approved the engagement of Lazard Frères & Co. LLC in August 2000 as JDN's exclusive investment banker in connection with exploration of financial and strategic alternatives.

Beginning in August 2000, Lazard performed extensive due diligence on JDN in order to provide the board with an in-depth review of JDN's operations and assets. Lazard's due diligence included site visits to many of JDN's properties, detailed financial analysis of each of JDN's operating properties and development properties, and detailed analysis of JDN's non-income-producing land properties.

In November 2000, Lazard made another presentation to the board regarding its preliminary evaluation of financing and strategic alternatives. Subsequently, Lazard continued its due diligence as management continued to update and refine financial information on JDN's operating, development and non-income-producing land portfolios used by Lazard in its continuing analysis.

In February 2001, Lazard made a presentation to JDN's board based on its analysis of JDN's financial condition and strategic business plan. The board and Lazard discussed in detail the various alternatives that might maximize shareholder value. However, given the status of the class action litigation, the board did not authorize Lazard or management to pursue any strategic or financing alternatives. Lazard conducted additional valuation analyses during February and March 2001, taking into account the impact of the ongoing class action litigation, negotiations concerning the refinancing of JDN's line of credit, and progress on JDN's development portfolio.

In March 2001, JDN executed a new credit facility that expanded availability, provided the possibility of reduced rates and extended the maturity date to December 31, 2002.

At JDN's annual board meeting on May 17, 2001, Lazard engaged in an extensive discussion with the board related to various financing and strategic alternatives designed to maximize shareholder value. The board determined that it was not prudent to pursue any of the financing or strategic alternatives at that time due to the advanced settlement discussions with the plaintiff class.

In July 2001, JDN announced that it had reached a settlement agreement with respect to the securities and derivative litigation arising out of the undisclosed compensation arrangements and cost discrepancies with tenants.

In August 2001, Lazard provided an overview of the current capital market conditions to the board and a range of possible net asset values based on the financial information provided by JDN and a range of assumptions, including capitalization rates applicable to JDN's assets, including its operating, development and non-income producing land portfolios. Lazard also discussed with the board JDN's dividend policy and various alternatives with respect to dividends that the board was considering. The board discussed at length JDN's long-term strategy. Having reached a settlement agreement with the plaintiff class, and given the progress made with the SEC in its investigation, the board began to consider more seriously strategic alternatives and directed management to work with Lazard to update its financial analysis of the company, and to prepare marketing materials for distribution to potential strategic partners. The board also directed management to pursue its current operating strategy to enhance the value of the company's assets.

During the Fall of 2001, Lazard approached 37 potential investors and entered into confidentiality agreements with, and distributed materials regarding JDN to, 23 of them. The potential investors included 12 public companies, nine of which were shopping center REITs; nine private real estate companies; four pension funds or pension fund advisors, and 12 private equity funds. Preliminary bids from potential acquirors were requested to be returned by January 23, 2002.

Lazard received preliminary bids to acquire all or part of JDN from seven public companies and three private investors. The various bids included cash, stock and other securities as consideration and fell in the range of $9.67 to $13.15 per share based on certain assumptions relating to the value of the consideration as of the date an offer was made.

In November 2001, DDR executed a confidentiality agreement and began to review information relating to JDN. DDR retained Goldman Sachs as its financial advisor in connection with the evaluation of a potential business combination with JDN. On January 24, 2002, DDR submitted an initial proposal that included an offer to acquire a portfolio of JDN's assets for $8.32 per share to be paid in DDR common shares and a liquidation of JDN's remaining assets. Upon liquidation of those assets, additional amounts would be distributed to JDN's shareholders.

On January 30, 2002, the JDN board met to review all of the bids from potential acquirors. As to each bid, the board considered the amount offered, the nature of the consideration, the timing of a closing, certainty of financing and certainty of closing. A publicly held company ("Company A") originally offered a cash bid of $12.50 per share, which was subsequently increased to $13.00 per share in late January 2002. Based on all of the factors the board considered, including, but not limited to, the relative attractiveness of Company A's bid, Company A's financial capability, greater deal certainty, the complexity and expense of the diligence process, and Company A's ability to quickly and efficiently perform due diligence, the bid by Company A was deemed the best alternative in which to maximize shareholder value. The board also considered Company A's request for exclusivity and expense reimbursement and determined that agreeing to Company A's expense reimbursement request was beneficial to JDN because of the perceived limited probability that JDN would be required to reimburse Company A for any reason other than the acceptance of a superior offer, which also appeared to be unlikely at the time given the depth of the initial marketing process and the consideration offered by the other bidders. On February 15, 2002, JDN entered into a non-binding letter agreement with Company A, which granted Company A limited expense reimbursement, but did not provide exclusivity.

In late January 2002 and early February 2002, JDN established a data room containing due diligence material on JDN at the offices of King & Spalding. Beginning in February 2002, representatives of Company A, its legal counsel, accountants and third party consultants visited the data room as Company A coordinated its due diligence of JDN. Company A also visited a majority of JDN's properties and land holdings, and held telephone conversations between the legal advisors for the two companies regarding due diligence, as well as conversations between the companies' financial advisors regarding diligence and valuation of JDN.

In February 2002, JDN also entered into a settlement agreement with the SEC that resulted in no monetary fines to JDN.

On February 26, 2002, JDN's board held its regularly scheduled meeting, which was attended by attorneys from King & Spalding, JDN's outside legal counsel in the transaction, and representatives from Lazard. The Lazard representatives discussed with the board their process with respect to activities with Company A, and the board requested that Lazard continue these efforts. The board then discussed with legal counsel its fiduciary duties to JDN's shareholders.

In March 2002, after conducting extensive due diligence, Company A notified JDN that it no longer wished to pursue a transaction with JDN and subsequently withdrew its offer. Company A was not entitled to, and did not receive, any expense reimbursement under the letter agreement. The stated rationale for Company A's withdrawal was its view that the anticipated returns on certain development projects would be lower than they had originally projected, undeveloped land held by JDN was significant, potentially illiquid and difficult to value, and the conditions in the geographic markets for certain of JDN's properties were unfavorable. After declining to proceed with the transaction, Company A orally indicated to Lazard that after completing its diligence, Company A's internal valuation suggested that JDN's stock should be valued at less than $10.00 per share.

After JDN had ended its discussions with Company A, Lazard and management accelerated discussions on behalf of JDN with a private investor ("Company B"). On April 19, 2002, JDN entered into a mutual confidentiality agreement with Company B, which was subsequently extended through May 3, 2002, pursuant to which JDN agreed to limited exclusivity. Company B submitted an initial bid in the amount of $13.15, but subsequently revised its offer downward to $12.70 per share in cash. JDN and Lazard pursued a possible strategic transaction with Company B, but these discussions eventually ceased due to Company B's inability to demonstrate the financial capacity to consummate a transaction.

In May 2002, pursuant to several discussions conducted by management and Lazard, a publicly traded shopping center REIT ("Company C"), offered to merge with JDN pursuant to an oral bid of the then current market price for JDN's common stock. When asked to submit a formal offer in writing for consideration by the JDN board at its May 30, 2002 meeting, Company C did not respond.

On May 30, 2002, Lazard made a presentation at the annual meeting of the board, describing the process through which it had solicited potential candidates to merge with JDN, discussing in detail each candidate that had indicated an interest in JDN and any subsequent discussions with that candidate. The board and Lazard discussed the various financing and strategic alternatives to JDN in order to maximize shareholder value. Lazard reviewed with the board the various underwriting criteria of the bidders applied to value JDN, market conditions for retail REITs in general and the risks of operating the company as a going concern, as opposed to the risks associated with a strategic transaction. Lazard believed that it had explored potential transactions with the most likely financial buyers, but determined that it could re-evaluate the viability of a transaction with a strategic buyer due to the increase in stock prices for publicly traded real estate companies since the time the original bids had been submitted. The board also considered other potential options, including JDN's ongoing development activities and whether they should be discontinued, JDN's current dividend policy, the maturities of JDN's credit facility and its publicly traded debt, and the potential renewal of certain employment agreements. After an extensive discussion of JDN's strategic business plan and its ability to maximize shareholder value, the board decided that Lazard should again approach credible strategic partners for JDN and present to the board any and all offers for a strategic transaction by July 31, 2002. The board indicated that it would consider the best offer and compare it to a strategy of forgoing a transaction altogether and continuing to operate the business on its own. In addition, the board indicated its intention not to renew the employment agreement of its chief executive officer, and appointed a search committee for a replacement.

In June 2002, Lazard resumed discussions with a number of potential strategic partners, including DDR, Company C, a publicly traded grocery-anchored shopping center REIT ("Company D"), a private real estate investor ("Company E"), and two other publicly traded shopping center REITs ("Company F" and "Company G"). Lazard also contacted a number of additional private buyers that had expressed interest in JDN earlier in the process of analyzing strategic alternatives.

On July 18, 2002, DDR made a non-binding proposal for a stock-for-stock merger with JDN based on a fixed exchange ratio with a maximum implied value of $11.50 per share. On July 23, 2002, the JDN board met telephonically with Lazard to discuss DDR's offer, at which time the board authorized management and Lazard to negotiate with DDR in an attempt to improve the financial terms of DDR's offer and to continue to solicit offers from other parties, including Companies C, D, E, F and G. On July 26, 2002, JDN provided a revised term sheet to DDR that contained a higher fixed exchange ratio than was previously offered by DDR and eliminated or limited some of the contingencies included in DDR's July 18, 2002 offer.

On July 31, 2002, members of JDN's and DDR's senior management, Lazard, and Goldman Sachs met at Lazard's offices in New York to discuss the terms of a potential transaction. The parties agreed that DDR would continue its due diligence, and DDR requested exclusivity to pursue a potential transaction. However, because JDN was in various stages of due diligence with other potential strategic partners and expected proposals from some or all of these potential partners, this request was not granted.

After additional due diligence and negotiations with JDN's management, on August 8, 2002, DDR submitted a revised bid that provided a fixed exchange ratio without a cap, which at the time amounted to a 3% premium to the closing price of JDN's common stock.

Each of Company C, Company D and Company E also submitted a new bid. On August 12, 2002, Company C proposed an at-the-market merger based on the volume-weighted average price of each of the companies' stock for the 20 prior days, which had an implied value at the time of approximately $11.45 per share. Company D also submitted a bid on August 12, consisting of 40% cash and 60% stock valued at $11.75 per share, and then revised its bid the next day to consist of 50% cash and 50% stock valued at $12.25 per share. Company E submitted a bid valued at less than $9.00 per share. Company F submitted an oral offer of $10.00 per share. Company G wanted only to purchase a portion of JDN's assets and did not submit an offer.

On August 13, 2002, Lazard presented to the board a preliminary analysis of the potential transactions with DDR, Company C and Company D. This presentation included an analysis of the relative market positions within the REIT industry of each of JDN, DDR, Company C and Company D, an overview of DDR, Company C and Company D, and a summary of a combined company following a potential merger. After a lengthy discussion, the board conditionally selected DDR provided that agreement could be reached with respect to certain open issues, including setting the exchange ratio based on JDN's trading price at that time. The board selected DDR because of the financial benefits of a merger with DDR, the fact that DDR had performed substantial due diligence on JDN and the pricing of DDR's offer was considered to be firm relative to offers from Company C and Company D. Company C had stated that its offer was contingent upon its ability to finance the transaction and maintain its investment grade credit rating. Based on Company C's investment grade rating requirement, the existence of other contingencies and Company C's limited due diligence, the board considered Company C's bid not to be firm. The board also believed that Company D's bid was preliminary and may eventually be subject to a price adjustment, based on the limited due diligence it had completed and Company D's inexperience with development assets. In addition, based on DDR's financial strength, history of processing and closing large transactions and perceived ability to close the transaction at the negotiated exchange ratio, the board believed that DDR's bid represented the best long-term and strategic value for the shareholders. In this discussion, the board also considered the option of operating JDN as an independent company. The board strongly believed that there was a value below which JDN should not proceed with any potential transaction. However, based on JDN's capital constraints, high cost of capital, pending maturities of debt and uncertainty of continuity of management, the board determined that a transaction with DDR at the negotiated exchange ratio represented a more attractive strategic alternative for JDN shareholders than operating the company on a stand alone basis without a transaction.

After further discussions with DDR, on August 14, 2002, JDN entered into a non-binding letter of intent with DDR for a stock-for-stock merger at a fixed exchange ratio of 0.518 of a share of DDR common shares for each share of JDN common stock. The letter of intent was subject to the completion of satisfactory diligence and the negotiation of the definitive agreement. The exchange ratio was set based on the closing prices of JDN common stock and DDR common shares on August 13, 2002 and represented no premium or discount to the market price at that time. The letter of intent provided for adjustment of the fixed exchange ratio if the implied value per share of JDN common stock at the time of executing an agreement exceeded $12.00 or was less than $11.00, based on the 10-day average closing price of DDR common shares. The letter of intent also provided exclusivity to DDR through September 20, 2002, during which time the parties agreed to complete due diligence and negotiate definitive transaction documents. The board believed that the exclusivity arrangement with DDR would not foreclose the ability to reinitiate discussions with previous bidders, including Company C and Company D, if a transaction with DDR could not be consummated.

On August 19, 2002, representatives of DDR, its legal counsel and its accountants visited the data room containing JDN due diligence material established at the offices of JDN's legal counsel. DDR's representatives and their legal, accounting and financial advisors conducted due diligence on JDN from this date until execution of the definitive agreement. A similar data room containing DDR due diligence material was established at DDR's headquarters in Cleveland, Ohio. Representatives of JDN and its legal, accounting and financial advisors visited the DDR data room during the week of September 2, 2002 and met with senior management of DDR. During this period, there were also numerous telephone conversations between the legal advisors for the two companies regarding due diligence and legal structure, as well as conversations between the companies' financial advisors regarding financial diligence and financial analyses of the companies.

On August 26, 2002, a draft merger agreement was circulated among DDR and JDN and their respective legal and financial advisors. On September 5 and 6, 2002, representatives of DDR, its legal counsel and JDN's legal counsel met in New York at the offices Willkie Farr & Gallagher, DDR's outside legal counsel for the transaction. The parties discussed the draft merger agreement and due diligence issues that had arisen during the course of the parties' due diligence reviews.

On September 10, 2002, Company B submitted a new proposal with an offer of $10.10 per share, lower than its revised offer of $12.70 in April 2002. JDN did not respond to this offer.

During the period from September 10 through October 3, 2002, DDR and JDN, in consultation with their legal and financial advisors, reviewed and commented on the merger agreement and related documents and finalized the terms of the merger, including meetings in New York at the offices of Willkie Farr & Gallagher on September 16 and again on October 1 and 2, 2002. The principal issues discussed during these negotiations were, among other things, the representations, warranties and covenants made by each of DDR and JDN, the covenants of DDR and JDN with regard to the conduct of their business during the period between signing the merger agreement and closing the merger, the appropriate amounts of the termination fees and expense reimbursement and the circumstances under which they should be payable, the conditions under which a breach by either party of a representation or warranty would give the non-breaching party the right to terminate the merger agreement, the terms of severance and benefits for JDN's employees, the effect of the merger on JDN's outstanding stock options, the indemnification of JDN's directors and officers, the scope of the closing conditions, and the terms of a closing agreement between JDN and the Internal Revenue Service.

On September 16, 2002, Messrs. Macnab and Wolstein met in Colorado to visit a number of JDN's properties and to discuss the strategic vision of the combined company, how to effectively integrate the operations of the two companies, and significant open issues related to the merger agreement.

On September 19, 2002, in anticipation of the expiration of the exclusivity period on September 20, 2002, JDN's board met telephonically to discuss the potential transaction with DDR. JDN's legal counsel described the discussions to date with DDR and the mechanics and processes involved in the potential merger transaction. Mr. Macnab discussed the potential benefits to JDN's shareholders from a merger with DDR. Lazard discussed its activities to date with respect to the potential transaction and reviewed materials it prepared, which included an analysis of the relative market positions of JDN and DDR. The board further discussed generally the perceived strategic benefit to JDN and its shareholders of a merger with DDR. Based upon the information provided to the board and their discussions with management and advisors regarding the potential transaction, the board determined that JDN should evaluate further a potential business combination with DDR and authorized JDN's management to continue the discussions with DDR regarding a possible transaction. The board gave direction to management regarding the terms of the merger, but no formal action was taken at the meeting with respect to the proposed merger, except that the board concluded that the due diligence period should not expire but should be extended an additional week.

Management of JDN and DDR along with their respective advisors continued to complete due diligence and to negotiate the terms of the merger agreement and eventually extended the exclusivity until October 4, 2002.

On October 3, 2002, the DDR board held a meeting to approve the merger agreement and the merger. Representatives of Goldman Sachs delivered its oral opinion, subsequently confirmed by delivery of a written opinion dated October 4, 2002, to the effect that, as of that date and based upon and subject to the factors and assumptions set forth therein, the exchange ratio in the merger agreement was fair, from a financial point of view, to DDR. DDR's counsel discussed with the board, among other things, their fiduciary duties and the material terms of the merger agreement. DDR's board reviewed and discussed the information presented by management and DDR's legal and financial advisors, together with the opinion delivered by Goldman Sachs. At the conclusion of the discussion, DDR's board unanimously approved the merger, the merger agreement and the other transactions contemplated thereby.

On October 4, 2002, a special meeting of JDN's board was held at which members of management and representatives of JDN's financial and legal advisors were present. Mr. Macnab made a presentation to the board regarding the background and events leading up to the meeting with respect to the proposed merger with DDR. Mr. Macnab then set forth the reasons that management believed a strategic merger with DDR would be beneficial to JDN and its shareholders, which reasons are described under the heading "— JDN's Reasons for the Merger; Recommendation of the JDN Board" below. Representatives of Lazard then made a presentation regarding the proposed merger with DDR, including a comparison of the proposed transaction with DDR to recent comparable transactions, an overview of DDR and financial analysis of both DDR and JDN. Representatives of Lazard also discussed with the board their diligence of DDR in connection with the proposed transaction. A summary of this presentation is described below under the heading "— Opinion of JDN's Investment Banker, Lazard Frères & Co. LLC." JDN's legal counsel then made a presentation to the board in which it explained the material terms of the proposed merger agreement, including representations and warranties, covenants, closing conditions, termination rights and related fees and expense reimbursement provisions, briefed the board on certain legal issues raised by the proposed merger, described for the board the legal due diligence performed on DDR that had been conducted in connection with the proposed merger, and discussed with the board its fiduciary duties in connection with the proposed transaction. Lazard then delivered to the board its opinion that as of that date, the exchange ratio to be offered to the holders of JDN common stock (other than DDR and its affiliates) pursuant to the proposed merger agreement was fair from a financial point of view to such holders of the outstanding JDN common stock. Following such presentations, and after extensive discussion of the advantages and potential risks of the proposed merger as described under the heading "— JDN's Reasons for the Merger; Recommendation of the JDN Board" below, the board unanimously approved the merger, the merger agreement and the transactions contemplated thereby and recommended that its shareholders approve the transaction.

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The merger agreement was executed by the parties on October 4, 2002.

DDR's Reasons for the Merger; Recommendation of the DDR Board

The DDR board of directors has approved and adopted the merger agreement and the merger and has recommended submission of the merger agreement and the merger to a vote of shareholders. The DDR board believes that the terms of the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the issuance of DDR common shares and DDR Voting Preferred Shares to JDN shareholders, the amendment to the DDR articles of incorporation to authorize and fix the terms of the DDR Voting Preferred Shares, the increase in the number of directors to 11 and the nomination of Mr.   to the board of directors are advisable and fair to, and in the best interests of, DDR and its shareholders.

Set forth below is a discussion of material positive and negative factors considered by the DDR board of directors in making its determination to adopt and approve the merger agreement and the merger.

Positive Factors Considered by the DDR Board

In making its determination with respect to the merger agreement and the merger, the DDR board considered a number of factors, including the following material positive factors:

- JDN's portfolio of properties is generally similar to that of DDR as to the types and geographic location of properties and DDR's management, which is experienced in dealing with properties of these types and in these locations, believes that it will be able to increase the rates of returns from JDN's portfolio;

- the uniqueness of the opportunity presented by the merger for DDR to enhance its portfolio by broadening existing tenant relationships and increasing its concentration in existing markets, and the view of DDR senior management that this portfolio likely could not be replicated through acquisitions of individual assets;

- the embedded growth provided by the 21 development projects JDN has under construction, representing approximately 3.2 million square feet of owned GLA and approximately 6.8 million of total GLA projected through 2004 and by JDN's 17 pipeline development projects, representing approximately 3.0 million square feet of total GLA;

- the potential for the merger, by increasing the number of shopping center properties operated by DDR by approximately 24% based on GLA, to establish DDR as the second largest shopping center REIT in the United States;

- estimated cost savings and reductions in expenses of approximately $7 million following the merger through reductions in corporate and executive staff and reductions in office space requirements;

- management's belief that the increased size of DDR following the merger would provide greater financial flexibility to the combined company and that its increased equity market capitalization would result in greater liquidity for DDR's shareholders;

- the potential for DDR to manage JDN's shopping center properties efficiently following the merger as a result of the significant geographic overlap of DDR's and JDN's office portfolios;

- the reduction in the proportion of joint ventures as a percent of the assets of DDR; and

- the opinion, analyses and presentations of Goldman Sachs described under "— Opinion of DDR's Financial Advisor, Goldman, Sachs & Co." beginning on page 45, including the opinion of Goldman Sachs that, as of the date of that opinion, and based upon and subject to the factors and assumptions set forth therein, the exchange ratio of 0.518 of a DDR common share to be issued in respect of each share of JDN common stock is fair from a financial point of view to DDR.

Negative Factors Considered by the DDR Board

The DDR board of directors also considered the following potentially material negative factors in its deliberations concerning the merger and the merger agreement:

- JDN does not own the majority of the Wal-Mart stores at its operating properties;

- the risk that the anticipated benefits of the merger to DDR and its shareholders might not be fully realized as a result of any inability to achieve the anticipated cost savings and reduction in expenses and other potential difficulties in integrating the two companies and their respective operations;

- the limitations on DDR's ability to sell a substantial number of JDN properties resulting from restrictions imposed by mortgage loans on certain of the properties;

- the significant cost involved in connection with completing the merger and the substantial management time and effort required to effect the merger and integrate the businesses of DDR and JDN; and

- the risk that the merger might not be completed based upon the failure to satisfy covenants or closing conditions and the resulting interruption to the business of DDR.

The above discussion is not intended to be exhaustive of all factors considered by the DDR board, but does set forth material positive and negative factors considered by the DDR board of directors. At the October 3, 2002, special meeting of the board, the DDR directors unanimously adopted and approved the merger agreement and the merger in light of the various factors described above and other factors that each such member of the DDR board of directors felt was appropriate. In view of the wide variety of factors considered by the DDR board in connection with its evaluation of the merger and the complexity of these matters, the DDR board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. Rather, the DDR board made its determination based on the totality of information presented to and the investigation conducted by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

Opinion of DDR's Financial Advisor, Goldman, Sachs & Co.

Goldman Sachs has delivered its written opinion to DDR's board of directors to the effect that, as of October 4, 2002, and based upon and subject to the factors and assumptions set forth therein, the exchange ratio of 0.518 of a DDR common share to be issued in respect of each share of JDN common stock is fair from a financial point of view to DDR.

The full text of the written opinion of Goldman Sachs, dated October 4, 2002, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. Goldman Sachs provided its opinion for the information and assistance of DDR's board of directors in connection with its consideration of the merger. The Goldman Sachs opinion does not constitute a recommendation to any holder of DDR common shares as to how they should vote. Holders of DDR common shares are urged to read the opinion in its entirety.

In connection with rendering the opinion described above and performing its related financial analysis, Goldman Sachs, among other things:

- reviewed the merger agreement;

- reviewed the Annual Reports to Shareholders and Annual Reports on Form 10-K of DDR and JDN for the five years ended December 31, 2001;

- reviewed certain interim reports to shareholders and Quarterly Reports on Form 10-Q of DDR and JDN;

- reviewed certain other communications from DDR and JDN to their respective shareholders;

- reviewed certain internal financial analyses and forecasts for DDR prepared by its management;

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- reviewed certain internal financial analyses and forecasts for JDN prepared by its management;

- reviewed certain internal financial analyses and forecasts for JDN prepared by the management of DDR, including certain cost savings and operating synergies projected by the management of DDR to result from the transaction contemplated by the merger agreement;

- held discussions with members of the senior managements of DDR and JDN regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction contemplated by the merger agreement and the past and current business operations, financial condition and future prospects of DDR and JDN;

- reviewed the reported price and trading activity for the DDR common shares and JDN common stock;

- compared certain financial and stock market information for DDR and JDN with similar information for certain other companies the securities of which are publicly traded; and

- reviewed the financial terms of certain recent business combinations in the real estate industry specifically and in other industries generally and performed such other studies and analyses as it considered appropriate.

Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering its opinion. In that regard, Goldman Sachs assumed, with DDR's consent, that certain financial analyses and forecasts for JDN prepared by the management of DDR, including certain cost savings and operating synergies projected by the management of DDR to result from the transaction contemplated by the merger agreement, were reasonably prepared on a basis reflecting the management of DDR's best currently available estimates and judgments, and that these forecasts and synergies would be realized in the amounts and time periods contemplated thereby. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any derivative or off-balance-sheet assets and liabilities) of DDR or JDN or any of their respective subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. DDR instructed Goldman Sachs to assume for purposes of its opinion that, as contemplated by the merger agreement: (i) the merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code; (ii) commencing with its short taxable year ended December 31, 1994, JDN has been organized and has operated in conformity with the requirements for qualification as a REIT within the meaning of the Internal Revenue Code; and (iii) prior to the closing of the merger, JDN will enter into a closing agreement with the Internal Revenue Service, the aggregate amount of any payment made or payable pursuant to or in connection with the closing agreement shall not exceed the aggregate of certain dividends or distributions otherwise payable by JDN to its shareholders under the merger agreement prior to the closing and any dividends or distributions paid to holders of JDN common stock from and after the date of the merger agreement shall be reduced by the amount of the payments related to the closing agreement.

The following is a summary of the material financial analyses used by Goldman Sachs in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the analyses performed by Goldman Sachs. The order of analyses described, and the results of those analyses, do not represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. In order fully to understand such analyses, the tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs' financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 3, 2002 and is not necessarily indicative of current market conditions.

Selected Companies Analysis

Goldman Sachs reviewed and compared certain financial and stock market information for JDN with the following publicly traded shopping center real estate companies:

- DDR
- Federal Realty Investment Trust
- IRT Property Company
- Kimco Realty Corporation

- New Plan Excel Realty Trust, Inc.
- Pan Pacific Retail Properties, Inc.
- Regency Centers Corp.
- Weingarten Realty Investors

The historical financial data used was based on publicly available financial statements for each of the selected companies. Market data used was as of September 30, 2002. Annual dividend yields were based on estimates from the Institutional Brokerage Estimate System, or I/B/E/S, a data service that compiles estimates of securities research analysts. Estimates of funds from operations, or FFO, were based on calendarized median estimates from I/B/E/S. Estimates of earnings before interest, taxes, depreciation and amortization, or EBITDA, for 2002 were based on Goldman Sachs equity research analysts' estimates, except for Pan Pacific Retail Properties, Inc. and JDN, which were based on estimates by equity research analysts at Wachovia Securities, Inc. and McDonald Investments Inc., respectively.

The following table compares certain information derived by Goldman Sachs with respect to JDN, based on both the closing price for JDN common stock on September 30, 2002, which was $12.08, and the implied value of the exchange ratio on September 30, 2002, which was $11.40, based on the closing price for the DDR common shares on that date, as well as estimates of 2002 and 2003 FFO from I/B/E/S and the management of DDR, and the selected companies:

| | | | | | FFO Estimates from I/B/E/S | | FFO Estimates from DDR | |
| | Selected Companies | | | | JDN (Implied Value of Exchange Ratio) | JDN (September 30, 2002 Price) | JDN (Implied Value of Exchange Ratio) | JDN (September 30, 2002 Price) |
	High	Median	Mean	Low				
September 30, 2002 stock price as a percentage of 52 week high	99.2%	94.2%	93.9%	87.8%	86.4%	91.5%	86.4%	91.5%
Annual dividend yield	8.9%	6.8%	7.0%	5.5%	9.5%	8.9%	9.5%	8.9%
Total market capitalization ($mm)	$4,920.2	$3.512.5	$3,054.7	$714.1	$1,041.6	$1,065.3	$1,041.6	$1,065.3
Net debt as a percentage of total market capitalization	46.8%	40.1%	39.5%	29.5%	57.1%	55.8%	57.1%	55.8%
Net debt plus preferred stock as a percentage of total market capitalization	60.7%	46.0%	46.3%	34.0%	61.9%	60.5%	61.9%	60.5%
Stock price as a multiple of estimated 2002 FFO	11.8x	10.4x	10.3x	8.8x	9.3x	9.8x	N/A	N/A
Stock price as a multiple of estimated 2003 FFO	11.0x	9.8x	9.7x	8.2x	8.7x	9.2x	8.7x	9.1x
Estimated 2002 to 2003 growth rate	7.9%	6.2%	6.1%	3.9%	6.5%	6.5%	N/A	N/A
Stock price as a multiple of 2002 FFO to estimated 2002 to 2003 growth rate	2.6x	1.6x	1.7x	1.2x	1.3x	1.4x	N/A	N/A
Stock price as a multiple of estimated 2002 EBITDA	12.9x	12.2x	12.4x	11.8x	14.2x	14.2x	14.2x	14.2x

Accretion/Dilution Analysis

Goldman Sachs performed a pro forma analysis of the financial impact of the merger using estimates of earnings per share, or EPS, and FFO, for each of DDR and JDN prepared by the management of DDR. For the year 2003, Goldman Sachs compared the estimated EPS and FFO per share of JDN common stock on a stand alone basis to the estimated EPS and FFO per share of the combined company, both before and after the effect of certain synergies estimated by the management of DDR to result from the merger. Goldman Sachs assumed that the closing of the merger would occur on December 31, 2002, and that DDR would recognize a full year of the estimated operating synergies. Based on this analysis, and before taking into account the effects of synergies estimated by the management of DDR, the proposed merger would reduce FFO per share by $0.03, or 1.1%, and EPS by $0.06, or 4.2%, in 2003. After taking into account the effects of synergies estimated by the management of DDR, this analysis indicates that the proposed merger would increase FFO per share by $0.15, or 5.6%, and EPS by $0.11, or 7.5%, in 2003.

Net Asset Value Analyses

Based on a valuation of JDN's assets provided by the management of DDR, Goldman Sachs calculated the implied net asset value, or NAV, per share of JDN common stock by subtracting debt, preferred stock and other liabilities from gross asset value. Goldman Sachs calculated gross asset value based on estimated capitalization rates for each of JDN's assets supplied by the management of DDR, which on a blended basis ranged from 9.55% to 10.06% with respect to JDN's net operating income, or NOI, and ranged from 9.92% to 10.15% with respect to JDN's development NOI, and then added the value of land and other assets, based on valuations supplied by the management of DDR. The results of this analysis are as follows:

| Capitalization rate on: | | Implied NAV per share of |
Operating NOI	Development NOI	JDN
9.55%	9.92%	$11.97
9.81%	10.04%	$11.36
10.06%	10.15%	$10.78

Using information provided by the management of DDR, Goldman Sachs also calculated the NAV per DDR common share by subtracting debt, preferred stock and other liabilities from gross asset value. Goldman Sachs calculated gross asset value by applying capitalization rates ranging from 9.00% to 9.50% to DDR's NOI and then added the value of other assets and fee income, based on valuations supplied by the management of DDR. The results of this analysis are as follows:

Capitalization rate	Implied NAV per DDR share
9.00%	$24.03
9.25%	$22.69
9.50%	$21.41

Discounted Cash Flow Analysis

Goldman Sachs performed a discounted cash flow analysis to determine a range of implied present values per share of JDN common stock. In performing this analysis, Goldman Sachs used estimates for JDN's unlevered cash flow for the year 2003, prepared by the management of DDR, from which Goldman Sachs derived estimates of JDN's unlevered cash flow for the years 2004 to 2007 based on assumptions of NOI and expense growth supplied by the management of DDR. All cash flows were discounted back to December 31, 2002. Using discount rates ranging from 10.0% to 11.0% and terminal values based on 2008 estimated property NOI and capitalization rates ranging from 9.0% to 10.0%, this analysis resulted in a range of implied present values of $10.80 to $14.27 per share of JDN common stock.

Contribution Analysis

Goldman Sachs analyzed the relative contributions of DDR and JDN to the estimated 2003 EBITDA, FFO, and net income of the combined company. Estimates of 2003 EBITDA, FFO, and net income were based on projections prepared by the management of DDR for both DDR and JDN and assumed no impact of certain potential tax liabilities of JDN. Based on this analysis, before taking into account any of the synergies estimated by the management of DDR to result from the merger, JDN would contribute for fiscal year 2003 the following to the combined company: 19.5% of EBITDA, 19.8% of FFO and 18.2% of net income. Based upon the exchange ratio, holders of JDN common stock would own 21.3% of the common equity of the combined company. This analysis resulted in a range of implied exchange ratios of 0.429x to 0.478x before taking into account any estimated synergies and a range of implied exchange ratios of 0.639x to 0.709x after taking into account estimated synergies.

Exchange Ratio Analysis

Goldman Sachs calculated the average historical exchange ratios of shares of JDN common stock to DDR common shares based on the closing prices of shares of JDN common stock and DDR common shares on September 30, 2002, and for the one-year, two-year, and three-year periods ending September 30, 2002. This analysis indicated that the average adjusted historical exchange ratios for such periods were 0.549x, 0.588x, 0.683x, and 0.769x, respectively.

Selected Transaction Analysis

Goldman Sachs reviewed publicly available information for completed, announced or proposed merger or acquisition transactions involving shopping center REITs. The selected transactions considered by Goldman Sachs included:

- Kimco Realty Corporation/Konover Property Trust, Inc.

- Kimco Realty Corporation/The Price REIT, Inc.

- New Plan Excel Realty Trust, Inc./CenterAmerica Property Trust, L.P.

- New Plan Realty Trust, Inc./Excel Realty Trust, Inc.

- Pan Pacific Retail Properties, Inc./Western Properties Trust

- U.S. Retail Partners, LLC/First Washington Realty Trust, Inc.

The following table compares certain information with respect to the selected transactions:

	High	Median	Mean	Low	The DDR/JDN Merger
Premium to target closing stock price one day prior to announcement	25.0%	10.5%	6.7%	2.0%	(5.6)%
Target capitalization rate	10.8%	10.0%	10.0%	9.4%	9.8%
Implied equity value as a multiple of one-year forward FFO	11.6x	10.1x	10.3x	8.2x	8.7x

Certain information regarding the selected transactions was not available. The target capitalization rate for the merger is for operating properties based on DDR's valuation and does not include the effect of development capitalization rates, expected to be approximately 10%.

Premium Analysis

Using the closing price of DDR common shares on September 30, 2002, Goldman Sachs analyzed the merger exchange ratio of 0.518 of a DDR common share to be issued in respect of each share of JDN common stock to derive the transaction premiums or discounts over the one-week, 10-, 30-, 90-, and 180-day, and one- and two-year average closing prices, and the September 30, 2002 closing price for shares of JDN common stock. The results of this analysis are set forth below.

	Transaction (Discount)
September 30, 2002....................................	(5.6)%
One-week average	(6.8)%
10-day average.......................................	(7.0)%
30-day average.......................................	(7.9)%
90-day average.......................................	(5.6)%
180-day average......................................	(7.4)%
One-year average.....................................	(5.6)%
Two-year average	(3.7)%

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to DDR, JDN or the merger.

Goldman Sachs prepared these analyses solely for purposes of Goldman Sachs' providing its opinion to the DDR board of directors. The analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of DDR, JDN, Goldman Sachs or any other person assumes responsibility if future results are different from those forecast.

As described above, Goldman Sachs' opinion to DDR's board of directors was one of many factors taken into consideration by the DDR board of directors in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex B.

Goldman Sachs, as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities and private placements as well as for estate, corporate and other purposes. Goldman Sachs is familiar with DDR having provided certain investment banking services to DDR from time to time, including having acted as:

- placement agent in the private offering of $75,000,000 aggregate principal amount of DDR's Class K 8⅞% Cumulative Redeemable Preferred Shares in September 1999 and in the private offering of $105,000,000 aggregate principal amount of DDR's Series J 9.0% Cumulative Redeemable Preferred Shares in May 2000;

- principal in connection with a $156,000,000 mortgage financing by DDR in April 2001;

- lead manager in a public offering of 3,200,000 DDR common shares in December 2001; and

- financial advisor in connection with, and having participated in certain of the negotiations leading to, the merger agreement.

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In addition, Goldman Sachs may provide other investment banking services to DDR in the future. The DDR board of directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the proposed merger.

Goldman Sachs has also provided certain investment banking services to JDN and its affiliates, including having acted as financial advisor in connection with a share repurchase program in December 1999. Goldman Sachs provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold positions in securities, including derivative securities, of DDR and JDN for its own account and for the accounts of customers.

DDR has agreed to pay Goldman Sachs a customary transaction fee, which is payable upon consummation of the merger. In addition, DDR has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorneys' fees, and to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the federal securities laws.

JDN's Reasons for the Merger; Recommendation of the JDN Board

The JDN board of directors approved the merger agreement and merger at a meeting held on October 4, 2002. The JDN board believes that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable and fair to, and in the best interests of, JDN and its shareholders. Accordingly, after careful consideration, the JDN board recommends that JDN common shareholders vote FOR approval of the merger agreement and the merger.

In considering the recommendation of the JDN board with respect to the merger, JDN shareholders should be aware that some members of the JDN board, as well as some JDN executive officers, have interests in the merger that differ from, or are in addition to, the interests of JDN shareholders generally. See "— Conflicts of Interest of JDN Directors and Executive Officers in the Merger" beginning on page 58.

Set forth below is a discussion of all material positive and negative factors considered by the JDN board of directors in making its determination to adopt and approve the merger agreement and the merger.

Positive Factors Considered by the JDN Board

In making the determination described above, the JDN board of directors considered a number of factors, including the following material positive factors:

- the historical and prospective information concerning DDR's and JDN's respective businesses, operations and financial performance, including, among other things, the earnings prospects of DDR and JDN and their respective debt service and financial obligations;

- the assessment that a merger of JDN with a third party of larger size and an investment-grade credit rating was JDN's most attractive strategic alternative, and that a combination of JDN and DDR would be expected to produce a combined company with greater liquidity and improved access to capital markets, which should make additional debt or other financing available upon more attractive terms;

- the reputation, strength and depth of DDR's management team;

- the uncertain prospects of positioning JDN for the future and enhancing long-term shareholder value by remaining an independent company in light of its high cost of capital, limited availability of capital and announced management changes;

- the uncertain strategic direction of JDN caused by the uncertainty of the continuity of management if JDN were to be operated as an independent company;

- other potential strategic transactions with third parties that were not as attractive as the proposed merger with DDR;

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- the belief of JDN's board and senior management team that DDR common shares trade below the net asset value of its property portfolio and based on multiples that are lower than industry or sector averages, indicating the potential for future appreciation in the trading prices for DDR common shares;

- the fact that JDN's credit facility will expire on December 31, 2002 and a significant amount of JDN's publicly traded debt will become due in the near-term, the costs associated with refinancing these maturities could be substantial, and the restrictive covenants could impair the ability of JDN to effectively operate its business;

- the fact that JDN's board may have to lower its high dividend payout ratio if JDN were to be operated as an independent company;

- the due diligence review of DDR and its assets conducted by JDN's senior management team and outside advisors;

- the significant amount of tenant overlap between JDN and DDR, which should result in even better relationships with these market leading tenants and a successful integration of the two companies;

- the financial presentation of Lazard on October 4, 2002, and the opinion of Lazard rendered to the JDN board on that date to the effect that, as of such date and based upon and subject to the matters set forth in that opinion, the exchange ratio to be offered to the holders of JDN common stock, other than DDR and its affiliates, pursuant to the merger agreement is fair to those holders from a financial point of view; and

- the fact that the receipt of the stock consideration by JDN common shareholders generally will be a tax-free transaction to those shareholders.

Negative Factors Considered by the JDN Board

The JDN board of directors also considered the following potentially material negative factors, among others, in determining whether to approve the merger agreement and the merger and to recommend approval of the merger agreement and the merger by the JDN shareholders:

- the fact that all of the consideration to be received by JDN common shareholders consists of a fixed number of DDR common shares. As a result, a decrease in the trading price of DDR common shares before the closing of the merger will reduce the value of the per share and the aggregate consideration that will be received by the JDN shareholders;

- the fact that the value of the consideration to be paid to JDN common shareholders in DDR common shares at the time the merger agreement was executed was lower than the then current trading price of JDN common stock;

- the risk that the anticipated benefits of the merger to JDN shareholders discussed above under "— JDN's Reasons for the Merger; Recommendation of the JDN Board — Positive Factors Considered by the JDN Board" may not be realized as a result of possible changes in the real estate market, or as a result of potential difficulties in integrating the two companies and their respective operations;

- the possibility that the public announcement of the merger would make it more difficult for JDN to retain employees because of the likelihood that some JDN employees would anticipate that they may not have a position with the combined company and would begin to search for new employment even before the merger closed;

- the possibility that the public announcement of the merger would make it more difficult to execute new or replacement leases with JDN's tenants because of the risk that tenants would be unwilling to make commitments until the merger has closed;

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- the fact that JDN is not permitted to pay dividends until it enters into a closing agreement with the Internal Revenue Service and that JDN has agreed that any payments associated with the closing agreement will effectively reduce amounts that might otherwise be payable to the holders of JDN common stock;

- the possibility that the public announcement of the merger would lead to a decrease in the trading price of DDR's common shares which would reduce the overall value of the merger consideration;

- the significant costs and substantial management time and effort required to effectuate the merger, and the related disruption to JDN's operations;

- the risk that the merger might not be completed based upon the failure to satisfy covenants or closing conditions and the resulting disruption to the business of JDN; and

- the $16 million termination fee, plus expense reimbursement of up to $4 million, payable by JDN to DDR under some circumstances, which, if the merger agreement is terminated, might discourage some proposals to acquire JDN in the 12 months following termination.

The above discussion is not intended to be exhaustive of all factors considered by the JDN board, but does set forth material positive and negative factors considered by the JDN board of directors. On October 4, 2002, the JDN board unanimously approved the merger and the merger agreement and recommended approval of the merger and the merger agreement in light of the various factors described above and other factors that each such member of the JDN board of directors felt were appropriate. In view of the wide variety of factors considered by the JDN board in connection with its evaluation of the merger and the complexity of these matters, the JDN board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. Rather, the JDN board made its recommendation based on the totality of information presented to and the investigation conducted by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

Opinion of JDN's Investment Banker, Lazard Frères & Co. LLC

Under a letter agreement dated August 1, 2000, the board of directors of JDN retained Lazard Frères & Co. LLC to act as its exclusive investment banker. As part of this engagement, the JDN board requested that Lazard evaluate the fairness, from a financial point of view, to the holders of shares of JDN common stock (other than DDR, DDR Transitory Sub, Inc. and any affiliates of DDR, the "JDN public shareholders") of the exchange ratio to be offered to the JDN public shareholders pursuant to the merger. Lazard has delivered to the JDN board a written opinion dated October 4, 2002, that, as of that date, the exchange ratio to be offered to the JDN public shareholders in the merger was fair to such JDN public shareholders from a financial point of view.

The full text of the Lazard opinion is attached hereto as Annex C and is incorporated herein by reference. The description of the Lazard opinion set forth herein is qualified in its entirety by reference to the full text of the Lazard opinion set forth in Annex C. JDN shareholders are urged to read the Lazard opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Lazard in connection therewith. Lazard's written opinion is directed to the JDN board of directors and only addresses the fairness to the JDN public shareholders of the exchange ratio to be offered in the merger from a financial point of view as of the date of the opinion. Lazard's written opinion does not address any other aspect of the merger and does not constitute a recommendation to any JDN shareholder as to how the shareholder should vote on any matter relating to the merger. The following is only a summary of the Lazard opinion. Shareholders are urged to read the entire opinion.

In the course of performing its review and analysis for rendering its opinion, Lazard:

- reviewed the financial terms and conditions of the merger agreement;

- analyzed certain historical business and financial information relating to JDN and DDR;

- reviewed various financial forecasts and other data provided to Lazard by JDN and DDR relating to their respective businesses (but Lazard noted that financial forecasts for DDR beyond December 31, 2003, were not provided to it);

- held discussions with members of the senior managements of JDN and DDR with respect to the business and prospects of JDN and DDR, respectively, and the strategic objectives of each;

- reviewed public information with respect to certain other companies in lines of businesses Lazard believed to be generally comparable to the businesses of JDN and DDR;

- reviewed the financial terms of certain business combinations involving companies in lines of businesses Lazard believed to be generally comparable to those of JDN and DDR;

- reviewed the historical stock prices and trading volumes of the JDN common stock and DDR common shares; and

- conducted such other financial studies, analyses and investigations as were deemed appropriate by Lazard.

Lazard relied upon the accuracy and completeness of the foregoing information and did not assume any responsibility for any independent verification of such information or an independent valuation or appraisal of any of the assets or liabilities of JDN or DDR, or concerning the solvency of, or issues relating to solvency concerning, JDN or DDR. With respect to financial forecasts, Lazard assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgements of management of JDN and DDR as to the future financial performance of JDN and of DDR, respectively, and of DDR with respect to the combined entity. Lazard assumed no responsibility for and expressed no view as to such forecasts or the assumptions on which they were based.

Lazard was not asked to consider, and Lazard's opinion did not address, the relative merits of the merger, any alternative potential transaction or JDN's underlying decision to effect the merger. Lazard also noted that its opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of its opinion. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of its opinion.

Lazard also assumed that the merger would be consummated on the terms and subject to the conditions described in the merger agreement, without any waiver or modification of any material terms or conditions by JDN, and that obtaining the necessary regulatory approvals for the merger would not have an adverse effect on JDN or DDR. In addition, Lazard also assumed that the merger would be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Further, Lazard did not express any opinion as to the price at which the common stock of JDN or the DDR common shares may trade subsequent to the announcement of the merger or as to the price at which the DDR common shares may trade subsequent to the consummation of the merger. In addition, Lazard expressed no view as to the consideration to be received by a holder of shares of JDN Series A Preferred Stock.

The following is a brief summary of the material financial and comparative analyses which Lazard deemed to be appropriate for this type of transaction and that were performed by Lazard in connection with rendering its opinion.

Public Market Valuation Analysis

Lazard performed a public market valuation analysis based on financial multiples of selected comparable companies in order to derive a range of implied per share values for the JDN common stock. In performing this analysis, Lazard reviewed certain financial information for JDN and compared such information to corresponding financial information for 15 other REITs Lazard deemed to be comparable to JDN based on the fact that their property portfolio consists primarily of shopping centers. The companies included in this analysis were:

- Acadia Realty Trust
- DDR
- Equity One, Inc.
- Federal Realty Investment Trust
- Heritage Property Investment Trust, Inc.
- IRT Property Company
- Kimco Realty Corporation
- Mid-Atlantic Realty Trust

- New Plan Excel Realty Trust, Inc.
- Pan Pacific Retail Properties, Inc.
- Price Legacy Corporation
- Ramco-Gershenson Properties Trust
- Regency Centers Corp.
- Saul Centers, Inc.
- Weingarten Realty Investors

Using publicly available information and market data as of October 2, 2002, Lazard calculated the price per share of each of the comparable companies as a multiple of their respective per share calendar year 2003 estimated FFO:

	Low	Median	Mean	High
Price Per Share as a Multiple of Per Share 2003E FFO	8.15x	9.18x	9.35x	10.96x

Using the multiples calculated in the public market valuation analysis and based on the financial forecasts of 2003 estimated FFO for JDN prepared by management of JDN, Lazard derived a range of implied per share values of $10.07 to $13.53 for the JDN common stock.

Net Asset Value

Lazard reviewed the net asset value estimates for JDN common stock as reported by equity analysts and as provided by management of JDN. Equity analysts' net asset value estimates for JDN common stock ranged from $13.42 per share, reported by A.G. Edwards on August 9, 2002, to $13.78 per share, reported by McDonald Investments Inc. on August 26, 2002, with an average net asset value estimate for JDN common stock of $13.57 per share. Management of JDN estimated a net asset value of $10.95 per share for JDN common stock.

Premium Analysis of Selected Recent Public REIT M&A Transactions

Lazard performed a premium analysis in order to derive a range of implied per share values for the JDN common stock based on premiums paid in 35 transactions involving REITs since February 1998 that had transaction values (including assumption of indebtedness) that were greater than $100 million. Using publicly available information, Lazard calculated the following premiums paid in the REIT transactions it analyzed:

Premium/(Discount) to Stock Price at Last Closing before Announcement of Transaction

Low	Median	Average	High
(12.6%)	11.9%	17.2%	115.8%

Using the range of premiums paid in the REIT transactions it analyzed and applying the range to the closing price of the JDN common stock on October 2, 2002, Lazard derived a range of implied per share values of $10.69 to $26.39 for the JDN common stock.

Comparable Transactions Analysis

Lazard performed a comparable transactions analysis in order to derive a range of implied per share values for JDN common stock based on multiples of the consideration paid in such transactions to the FFO of the targets in such transactions. In connection with this analysis, Lazard reviewed the following transactions involving REITs in the retail shopping center market sector:

Acquiror	Target
Bradley Real Estate, Inc.	Mid-America Realty Investments
CV Reit, Inc.	Kranzco Realty Trust
Excel Realty Trust, Inc.	New Plan Realty Trust
Heritage Property Investment Trust, Inc.	Bradley Real Estate, Inc.
Lazard Frères Strategic Realty Investors	Alexander Haagen Properties
Pan Pacific Retail Properties, Inc.	Western Properties Trust
Prime Retail, Inc.	Horizon Group, Inc.
Prometheus Southeast Retail LLC	FAC Realty Trust, Inc.
US Retail Partners, LLC	First Washington Realty Trust

Using publicly available information, Lazard compared the transaction value of the selected precedent transactions as a multiple of the consideration paid in such transactions to the FFO of the targets in such transactions:

Transaction Value as a Multiple of Consideration to FFO

Low	Median	Mean	High
5.0x	8.2x	8.9x	14.4x

Based on the consideration to FFO multiples from the selected precedent transactions and the financial forecasts of 2003 estimated FFO for JDN prepared by management of JDN, Lazard derived a range of implied per share values of $6.18 to $17.74 for JDN common stock.

Discounted Cash Flow Analysis

Lazard performed a discounted cash flow analysis in order to derive a range of implied per share values for the JDN common stock based on the present value of the projected unlevered free cash flow of JDN for the years 2003 to 2007 and the present value of the terminal value of the projected 2008 net operating income for JDN based on capitalization rates from 9.5% to 10.5%. The discounted cash flow analysis was based on financial forecasts for JDN provided by the management of JDN. This analysis was based on a range of discount rates from 10% to 12%. Using this analysis, Lazard derived a range of implied per share values of $8.35 to $12.17 for the JDN common stock.

Stock Price Analysis

Lazard reviewed the per share prices of the JDN common stock on October 2, 2002, the high and low trading prices for the JDN common stock for the 52-week period ending October 2, 2002, and the average closing price for the 60-day period ending October 2, 2002. The following table illustrates such stock prices during such periods:

As of October 2, 2002 52-Week		60-Day Average Closing Price As of October 2, 2002	Closing Price on October 2, 2002
Low	High		
$10.21	$13.20	$12.02	$12.23

Lazard performed a variety of financial and comparative analyses solely for the purpose of providing its opinion to the JDN board of directors that the exchange ratio to be offered in the merger was fair to the JDN public shareholders from a financial point of view. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to a partial analysis or summary description. Accordingly, notwithstanding the separate analyses summarized above, Lazard believes that its analyses must be considered as a whole and that selecting portions of the analyses or factors considered by it, without considering all such factors or analyses, or attempting to ascribe relative weights to some or all such analyses and factors could create an incomplete view of the evaluation process underlying the Lazard opinion.

In its analyses, Lazard made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of JDN. The estimates contained in these analyses and the valuation ranges resulting from any particular analysis do not necessarily indicate actual values or predict future results or values, which may be significantly more or less favorable than those suggested by these analyses. Lazard did not assign any specific weight to any of the analyses described above and did not draw any specific conclusions from or with regard to any one method of analysis. In addition, analyses relating to the value of the businesses or securities are not appraisals and do not reflect the prices at which the businesses or securities may actually be sold or the prices at which their securities may trade. As a result, these analyses and estimates are inherently subject to substantial uncertainty.

No company or transaction used in any of the analyses is identical to JDN or the merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning financial and operating characteristics of JDN and other factors that could affect the public trading values or the announced transaction values, as the case may be, of JDN and DDR and the companies to which the comparison is being made. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using comparable transaction data or comparable company data.

Lazard's opinion and financial analyses were not the only factors considered by the JDN board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the board of directors or JDN's management. Lazard has consented to the inclusion of and references to its opinion in this proxy statement.

Under the terms of Lazard's engagement, JDN has agreed to pay Lazard an advisory fee of approximately $5 million, of which $1 million has been paid and $4 million is payable when the merger is completed. The amount of the advisory fee may be adjusted (higher or lower) depending on the closing price of the DDR common shares on the closing date of the merger and on the principal amount of indebtedness for borrowed money of JDN on the closing date of the merger. JDN has agreed to reimburse Lazard for travel and other out-of-pocket expenses incurred in performing its services, including the fees and expenses of its legal counsel. In addition, JDN agreed to indemnify Lazard against certain liabilities, including liabilities under the federal securities laws relating to or arising out of Lazard's engagement.

Lazard is an internationally recognized investment banking firm and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for real estate, corporate and other purposes. In the ordinary course of its business, Lazard and its affiliates may from time to time effect transactions and hold securities, including derivative securities, of JDN and DDR for its own account and for the accounts of its customers, and, accordingly, may at any time hold a long or short position in such securities. Lazard was selected to act as investment banker to the JDN board of directors because of its expertise and its reputation in investment banking and mergers and acquisitions.

Directors and Executive Officers of DDR After the Merger

Following the merger, the ten current directors on the DDR board will remain as directors of the combined entity. DDR has nominated Mr.   , currently a director of JDN, to become a new director of DDR subject to shareholder approval of the proposal to fix the number of directors at 11. If elected, Mr.   will serve as director until the 2003 annual meeting of shareholders, at which time Mr.   would again be nominated by DDR for election to the board of directors.

Following the merger, the current executive officers of DDR will remain as executive officers of DDR. No current executive officers of JDN will become executive officers of DDR following the merger.

Conflicts of Interest of JDN Directors and Executive Officers in the Merger

In considering the recommendation of the JDN board with respect to the merger, JDN shareholders should be aware that some JDN directors and executive officers have interests in, and will receive benefits from, the merger that differ from, or are in addition to, and, therefore, may conflict with the interests of JDN shareholders generally.

Equity-Based Awards

Under JDN's incentive stock plans, an aggregate of 80,443 unvested shares of restricted common stock previously awarded to the directors and executives will vest in full upon completion of the merger and will be converted into DDR common shares according to the terms of the merger agreement. In addition, unvested options to purchase an aggregate of 129,624 shares of JDN common stock previously awarded to such directors and executives will vest in connection with the completion of the merger.

Retention Agreements

JDN has entered into employment agreements and/or change of control agreements with its inside directors, Craig Macnab, Chairman and Chief Executive Officer, and Lee Wielansky, President of JDN Development Company, Inc., as well as certain of its executive officers, to address the terms and conditions of their employment in the event of a change in control. The merger will be a "change in control" for purposes of the employment and change in control agreements. DDR has agreed to assume and to perform JDN's obligations under the employment and change in control agreements in the same manner and to the same extent that JDN would be required to perform such obligations if the merger had not taken place.

In the event of termination of employment by DDR without cause, or by the employee for good reason, within one year following a change in control, pursuant to the various agreements, DDR will pay the employee's then current base salary for a period ranging from three months to two years after termination, plus annual bonuses, depending upon the terms of the specific agreement. The aggregate cost for payments pursuant to employment agreements and change in control agreements as a result of the merger is approximately $4.9 million.

From and after the effective time of the merger, DDR will indemnify present and former directors and officers of JDN, other than three former officers of JDN, and maintain directors' and officers' liability insurance for these individuals for six years after the effective time of the merger.

Regulatory Approvals

No material federal or state regulatory requirements must be complied with or approvals must be obtained by DDR or JDN in connection with the merger.

Accounting Treatment

DDR will treat the merger as a purchase for financial accounting purposes. This means that DDR will record the assets acquired and the liabilities assumed at their estimated fair values at the time the merger is completed.

Restrictions on Resales by Affiliates

The DDR common and preferred shares to be issued to JDN shareholders in the merger will be freely transferable under the Securities Act, except for shares issued to any person who may be deemed to be an "affiliate" of JDN within the meaning of Rule 145 under the Securities Act or who will become an "affiliate" of DDR within the meaning of Rule 144 under the Securities Act after the merger. DDR common shares received by persons who are deemed to be JDN affiliates or who become DDR affiliates may be resold by these persons only in transactions permitted by the limited resale provisions of Rule 145 or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of JDN generally include individuals or entities that, directly or indirectly through one or more intermediaries, control, are controlled by or are under common control with JDN and may include officers, directors and principal shareholders of JDN.

Persons who are not affiliates of JDN generally may sell their DDR common or preferred shares without restrictions and without delivering this joint proxy statement/prospectus.

DDR Dissenters' Rights

If the merger agreement between DDR and JDN is approved, a shareholder of DDR objecting to the merger agreement may be entitled to seek relief as a dissenting shareholder under Section 1701.85 of the Ohio General Corporation Law. The following is a summary of the steps a dissenting shareholder must take to perfect his or her rights under the Ohio General Corporation Law. This summary is qualified by reference to a complete copy of Section 1701.85 of the Ohio General Corporation Law, which is attached hereto as Annex E and incorporated by reference herein. Any dissenting shareholder contemplating exercise of his or her dissenter's rights is urged to carefully review the provisions of Section 1701.85 and to consult an attorney, since failure to follow fully and precisely the procedural requirements of the statute may result in termination or waiver of such rights.

To perfect dissenter's rights, a dissenting shareholder must satisfy each of the following:

(1) A dissenting shareholder must be a record or beneficial owner of common shares on   , the record date for determining entitlement to vote on the merger agreement.

(2) A dissenting shareholder must not vote his or her common shares in favor of the merger agreement at the special meeting. Failing to vote or abstaining from voting does not waive a dissenting shareholder's rights. However, a proxy returned to DDR signed, but not marked to specify voting instructions, will be voted in favor of the merger agreement and will be deemed a waiver of dissenter's rights. A dissenting shareholder may revoke his or her proxy at any time before its exercise by filing with DDR an instrument revoking it or a duly executed proxy bearing a later date, or by attending and giving notice of the revocation of the proxy at the special meeting.

(3) A dissenting shareholder must deliver a written demand for payment of the fair value of his or her common shares to DDR on or before the 10th day following the special meeting and must otherwise comply with Section 1701.85. Any written demand must specify the shareholder's name and address, the number and class of shares held by him or her on the record date, and the amount claimed as the "fair cash value" of said common shares. DDR will not notify shareholders of the expiration of this 10-day period.

(4) If DDR so requests, a dissenting shareholder must submit his or her share certificates to DDR within 15 days of such request for endorsement thereon by DDR that demand for appraisal has been made. Such a request is not an admission by DDR that a dissenting shareholder is entitled to relief. DDR will promptly return the share certificates to the dissenting shareholder. At the option of DDR, a dissenting shareholder who fails to deliver his or her certificate upon request from DDR may have his or her dissenter's rights terminated, unless a court directs otherwise.

(5) DDR and a dissenting shareholder may come to agreement as to the fair cash value of the common shares. If DDR and any dissenting shareholder cannot agree upon the "fair cash value" of the common shares, either may, within three months after service of demand by the dissenting shareholder, file a petition in the Court of Common Pleas of Cuyahoga County, Ohio, for a determination that the shareholder is entitled to exercise dissenter's rights and to determine the "fair cash value" of the common shares. The court may appoint one or more appraisers to recommend a "fair cash value." The fair cash value is to be determined as of the day prior to the date of the special meeting. The fair cash value is the amount that a willing seller, under no compulsion to sell, would be willing to accept, and that a willing buyer, under no compulsion to purchase, would be willing to pay, but in no event may the

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fair cash value exceed the amount specified in the dissenting shareholder's demand. In determining this value, any appreciation or depreciation in the market value of the common shares resulting from the merger is excluded. The Ohio Supreme Court, in Armstrong v. Marathon Oil Company, 32 Ohio St. 3d 397 (1987), stated that fair cash value for publicly traded shares of a company with significant trading activity will be the market price for such shares on the date that the transaction is submitted to the shareholders or directors for final approval, as adjusted to exclude the impact of the transaction giving rise to the dissenter's rights. Interest on the fair cash value as well as costs of the proceedings, including reasonable compensation to any appraisers, are to be assessed or apportioned as the court considers equitable.

(6) Payment of the fair cash value must be made within 30 days after the later of (i) the final determination of such value or (ii) the closing date of the merger. Such payment shall be made only upon simultaneous surrender to DDR of the share certificates for which such payment is made.

(7) A dissenting shareholder's rights to receive the fair cash value of his or her common shares will terminate if: (i) the dissenting shareholder has not complied with Section 1701.85; (ii) the merger is abandoned or is finally enjoined or prevented from being carried out, or the shareholders rescind their adoption of the merger; (iii) the dissenting shareholder withdraws his demand with the consent of DDR by its directors; or (iv) the dissenting shareholder and the board of directors of DDR have not agreed on the fair cash value per share and neither has filed a timely complaint in the Court of Common Pleas of Cuyahoga County, Ohio.

(8) All rights accruing from the common shares, including voting and dividend and distribution rights, are suspended from the time a dissenting shareholder makes demand until the termination or satisfaction of the rights and obligations of the dissenting shareholder and DDR arising from the demand. During this period of suspension, any dividend or distribution paid on the common shares will be paid to the record owner as a credit upon the fair cash value thereof. If the shareholder's dissenter's rights are terminated other than by purchase by DDR of the dissenting shareholder's common shares, then at the time of termination, all rights will be restored and all distributions which would have been made, but for suspension, will be made.

Shareholders are not entitled to exercise dissenter's rights with respect to the amendments to the articles of incorporation, including an increase in the size of the board of directors from ten to 11, an increase in the number of authorized shares of DDR, and the issuance of a new series of voting preferred stock.

Shareholder Litigation

On October 7, 2002, a JDN shareholder filed a purported class action and derivative suit in the Superior Court of Fulton County, Atlanta, Georgia, against JDN, JDN's board of directors and DDR alleging claims of breach of fiduciary duty, waste, abuse of control and unjust enrichment. The complaint seeks declaratory relief, an order enjoining consummation of the merger, and an accounting for unspecified damages.

On October 10, 2002, a JDN shareholder filed a purported class action in the Circuit Court for Baltimore, Maryland against JDN and JDN's board of directors alleging claims of breach of fiduciary duty. The complaint seeks declaratory relief, an order enjoining consummation of the merger and unspecified damages.

Although JDN and DDR believe that these suits are without merit and intend to defend themselves vigorously, there can be no assurance that the pending litigation will not interfere with the consummation of the merger. JDN and DDR do not expect that these suits will interfere with the scheduling of their respective shareholder meetings or the consummation of the merger, if approved.

THE MERGER AGREEMENT

The following is a summary of the material terms of the merger agreement, but does not describe all the terms of the merger agreement. The full text of the merger agreement is attached at the back of this joint proxy statement/prospectus as Annex A. You are urged to read the merger agreement in its entirety because it is the legal document that governs the merger.

Closing; Effective Time of the Merger

The completion of the merger will occur no later than the second business day after the satisfaction or waiver of the conditions set forth in the merger agreement or at such other date or time as may be agreed to in writing by DDR and JDN. If the merger agreement and the merger are approved at the special meetings, DDR and JDN currently expect to complete the merger promptly following receipt of shareholder approval.

As soon as practicable after all conditions to the completion of the merger are satisfied, DDR and JDN will execute and file articles of merger with the State Department of Assessments and Taxation of Maryland relating to the merger. The effective time of the merger will be the time specified in the articles of merger.

Merger Consideration

In the merger:

- holders of JDN common stock will receive, for each share of JDN common stock issued and outstanding immediately prior to the merger, 0.518 of a DDR common share;

- holders of JDN Series A Preferred Stock will receive, for each share of JDN Series A Preferred Stock issued and outstanding immediately prior to the merger, one DDR Voting Preferred Share;

The DDR Voting Preferred Shares issued in the merger will have preferences, conversion and other rights, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption identical to those of the JDN Series A Preferred Stock, except that the DDR Voting Preferred Shares will also be entitled to cast one vote on all matters that holders of DDR common shares are entitled to vote on.

Holders of JDN common stock will not receive certificates representing a fraction of a DDR common share. Instead, each holder of JDN common stock otherwise entitled to a fractional share interest in DDR will be paid an amount in cash, without interest, determined by multiplying:

- the fractional DDR common share that the holder of JDN common stock would otherwise be entitled to receive, by

- the average closing price of a DDR common share on the NYSE for the ten trading days ending two business days prior to the effective date of the merger.

Upon conversion of the outstanding shares of JDN common stock and preferred stock into the merger consideration, the JDN common stock and preferred stock will be cancelled and retired and will cease to exist.

Because the exchange ratio is fixed at 0.518 for the portion of the merger consideration that is payable in DDR common shares, the market value of any DDR common shares you will receive in the merger may differ from the market value of the DDR common shares if the merger occurred today. On   , 2002, the most recent date practicable for obtaining pricing information for DDR common shares prior to mailing this joint proxy statement/prospectus, the closing price of a DDR common share was $, which, based on the 0.518 exchange ratio, would equal a market value equivalent per share of JDN common stock of $ had the merger been completed on that date.

Surrender of JDN Stock Certificates

DDR has appointed National City Bank to act as exchange agent for the purpose of paying the merger consideration. DDR will make available to the exchange agent, on or before the effective time of the merger, the cash and share certificates for that purpose.

As soon as reasonably practicable after the effective date, DDR and JDN will cause the exchange agent to send to each holder of JDN common stock or preferred stock a letter of transmittal for use in the exchange and instructions explaining how to surrender certificates to the exchange agent. Holders of JDN common stock or preferred stock whose shares are converted into the right to receive the merger consideration and who surrender their certificates to the exchange agent, together with a properly completed and signed letter of transmittal, will receive the merger consideration.

Holders of unexchanged shares of JDN common stock or preferred stock will not be entitled to receive any dividends, or other distributions, or cash payment in lieu of fractional shares payable by DDR on the DDR common shares or Voting Preferred Shares until surrender of their common stock or preferred stock. Upon surrender, those holders will receive accumulated dividends and distributions, without interest, payable on DDR common shares or Voting Preferred Shares, as applicable, after and in respect of a record date following the completion of the merger, together with cash instead of fractional shares.

Treatment of JDN Stock Options and Restricted Stock

Each JDN stock option outstanding under JDN's 1993 Incentive Stock Plan, whether or not then vested or exercisable, will become fully vested and exercisable in connection with the merger. Each outstanding JDN stock option that has not been exercised upon the completion of the merger shall be cancelled. All unvested shares of JDN restricted stock shall become fully vested and free of all restrictions immediately prior to the closing and shall be converted into the merger consideration at the effective time.

Severance and Bonus Payments

Pursuant to the merger agreement, any JDN employee who becomes entitled to severance payments under the JDN severance policy because of a termination of employment occurring on or before the closing of the merger will receive such severance payments, unless the participant is terminated for cause or resigns. Retention bonuses will also be paid to specified JDN employees if earned. To the extent they are unpaid at closing, DDR will assume JDN's obligations to pay 2002 annual bonuses to the JDN employees who are eligible.

Representations and Warranties of DDR and JDN

The merger agreement contains customary representations and warranties by each of JDN and DDR relating to, among other things:

- due organization and good standing;

- capital structure;

- authorization to enter into the merger agreement and to consummate the merger;

- enforceability of the merger agreement;

- required shareholder approvals;

- compliance with SEC reporting requirements;

- no material undisclosed liabilities;

- the absence of certain changes since December 31, 2001;

- required governmental and third-party consents;

- no breach of organizational documents or material agreements as a result of the merger agreement or the consummation of the merger;

- no material legal proceedings;

- compliance with laws;

- real property;

- environmental matters;

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- tax matters, including qualification as a REIT;

- receipt of opinion of financial advisor;

- brokers' or finders' fees; and

- exemption from anti-takeover statutes.

In addition to the representations and warranties made by both DDR and JDN, the merger agreement contains additional representations and warranties made by JDN relating to, among other things:

- no defaults under existing agreements;

- appropriate funding of employee benefit plans and compliance with applicable regulations;

- labor and employee matters;

- material contracts and debt instruments;

- disclosure of all related party transactions;

- inapplicability of the Investment Company Act of 1940;

- intellectual property; and

- insurance.

In addition to the representations and warranties made by both DDR and JDN, the merger agreement contains additional representations and warranties made by DDR relating to, among other things:

- no plans or intention to liquidate, merge or otherwise cause JDN to become a disregarded entity for tax purposes; and

- no prior activities by its subsidiary that is merging into JDN.

Conduct of JDN's Business Pending the Merger

Until the completion of the merger, JDN has agreed that, unless permitted by obtaining DDR's prior written consent or except as contemplated by the merger agreement, it will, and will cause its subsidiaries to, among other things:

- conduct its operations, and cause its subsidiaries to conduct their respective operations, only in the ordinary course of business and in a manner that is consistent with past practice;

- use reasonable best efforts to preserve intact its business organizations and goodwill, to keep available the services of its officers and employees, and to preserve its relationships with tenants, suppliers and others with whom it does business;

- give prompt notice to DDR if any representation or warranty contained in the merger agreement that is qualified by materiality becomes untrue or inaccurate in any respect, or any representation or warranty contained in the merger agreement that is not qualified by materiality becomes untrue or inaccurate in any material respect;

- give prompt notice to DDR of any failure of JDN materially to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to the merger agreement; and

- take all necessary action to extend its credit facility through the closing and extend any insurance policy specified in the merger agreement through December 31, 2003, on terms and conditions substantially consistent with past practice.

In addition, pending the merger, JDN has agreed that, without DDR's prior written consent or except as contemplated by the merger agreement, it will not, and will cause its subsidiaries not to, among other things:

- amend its organizational documents;

- authorize, issue, sell or commit to authorize, issue or sell any JDN securities or securities convertible into, or exchangeable for, JDN securities, except in specified instances;

- split, combine or re-classify any shares of JDN stock;

- declare, set aside or pay any dividend or make any other distribution or payment with respect to the JDN common stock or preferred stock, other than dividends permitted by the merger agreement, or in transactions between JDN and its wholly owned subsidiaries or solely between wholly owned subsidiaries;

- redeem, purchase or acquire any securities of JDN or any JDN subsidiary, except as necessary to maintain REIT status;

- recommend, propose or announce an intention to adopt or effect, or adopt or effect a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, except as otherwise permitted by the merger agreement;

- alter, through merger, liquidation, dissolution, reorganization, restructuring or otherwise, the corporate structure of JDN or its subsidiaries or its ownership of any subsidiary or joint venture, except as otherwise permitted by the merger agreement;

- incur or assume any indebtedness or issue any debt securities, except for working capital or contractual obligations under its revolving lines of credit and for specified purposes;

- assume, guarantee, endorse or otherwise become liable or responsible for the obligations of another person, except for specified purposes;

- make any loans, advances or capital contributions to, or investments in, any other person, except in specified instances;

- pledge or encumber shares of JDN stock or stock of its subsidiaries;

- mortgage or pledge any of JDN's or its subsidiaries' assets, or create or suffer to exist any lien on such assets, except under specified instances and in specified amounts;

- enter into any new employee benefit plan or amend any existing employment, severance or other arrangement with any of its officers, directors or employees, other than as required by law, or increase the compensation or benefits of any officer, director or employee, except under specified instances and other than for the payment of 2002 annual bonuses as specified in the merger agreement;

- grant any awards under any employee benefit plan, except in specified instances;

- sell, lease, transfer or dispose of any personal property that exceeds a specified amount or any real property, except in specified instances;

- enter into any contract or letter of intent for the sale, lease, transfer, mortgage or disposition of any real property, except in specified instances, or amend or modify any existing contracts or letters of intent specified in the merger agreement;

- terminate, modify or amend any lease, except for specified net effective rent, on commercially reasonable terms consistent with past practices and as does not reduce rent under or termination of any other lease at the applicable property;

- enter into any new lease at an operating property, except for leases that are for net effective rents specified in a budget for the property, on commercially reasonable terms consistent with past practices, and as do not reduce rent under or termination of any other lease at the applicable property;

- enter into any new lease at a development property, except for leases that are for rents equal to or in excess of rents provided for the property in the applicable budget, on commercially reasonable terms consistent with past practices, and as do not reduce rent under or termination of any other lease at the applicable property;

- terminate or grant any reciprocal easement or similar agreements affecting a property, unless contractually obligated to do so or in connection with a transaction otherwise permitted by the merger agreement;

- consent to or enter into the sublease or assignment of any lease, or terminate, enter into, sublease, assign or modify any ground lease;

- change any accounting principles or material accounting practices, except as required by changes in law or GAAP;

- acquire or agree to acquire any third party or any equity interest in such third party, except for contractual obligations to contribute to or fund any existing joint venture;

- acquire, enter into any option to acquire, or exercise an option or other right or election or enter into any commitment for the acquisition of any real property, or other transaction involving nonrefundable deposits or for the acquisition of other assets, except for acquisitions of other assets in the ordinary course of business consistent with past practices not in excess of $25,000;

- authorize, or enter into any commitment for, any new capital expenditure relating to the operating properties, except as specified in budgets approved by DDR, or authorize, or enter into any commitment for, any other expenditure relating to the operating properties, except in the ordinary course of business consistent with past practice;

- authorize, or enter into any commitment for, any capital expenditure relating to development properties that are in excess of specified line item amounts plus 1% of such line item for each development project set forth in the budget for such property, or would materially change the site plan for such development property;

- authorize, or enter into any commitment for, any expenditure relating to a permitted pipeline project, except as specifically provided for in the budget for that particular property;

- authorize, or enter into any commitment for, any expenditure relating to any non-permitted pipeline project;

- authorize, or enter into any commitment for, any expenditure relating to real property, other than as permitted in the merger agreement;

- make or rescind any election relating to JDN's REIT status, unless required by law or necessary to qualify or preserve JDN's status as a REIT or the status of any subsidiary of JDN as a partnership for federal income tax purposes;

- settle or compromise any claim, litigation or other legal proceeding, or pay, discharge or satisfy any other claims, liabilities or obligations whether absolute, accrued, asserted or unasserted, contingent or otherwise, except in specified instances;

- enter into any agreement or arrangement that limits or otherwise restricts JDN or any of its subsidiaries or any successor thereto from engaging or competing in any line of business or in any geographic area;

- enter into any new line of business;

- amend or terminate, or waive compliance with the terms of or breaches under, any material contract or enter into any new material contract for the purposes of the merger agreement;

- permit any insurance policy naming JDN or any of its subsidiaries as a beneficiary or a loss payable payee to be cancelled or terminated, unless an insurance policy with substantially similar terms and conditions to the cancelled or terminated policy is obtained;

- take any action that would be reasonably likely to result in any of the conditions to consummation of the merger not being satisfied in all material respects or materially and adversely affect JDN's ability to consummate the merger;

- authorize, approve, consent to or otherwise permit any transaction or property to be subject to a participation interest, except for specified agreements;

- fail to diligently pursue the development of any development property or permitted pipeline project in a manner that is in accordance with JDN's past development practices and consistent in all material respects with the applicable development budget and site plan or permitted pipeline project budget;

- proceed with any additional real property tax protests or related litigation, other than as specified in the merger agreement; or

- take, propose to take or agree in writing or otherwise to take, any of the foregoing prohibited actions.

Conduct of DDR's Business Pending the Merger

Until the completion of the merger, DDR has agreed that, unless permitted by obtaining JDN's prior written consent or except as contemplated by the merger agreement, it will, and will cause its subsidiaries to, among other things:

- give prompt notice to JDN if any representation or warranty contained in the merger agreement that is qualified by materiality becomes untrue or inaccurate in any respect, or any representation or warranty contained in the merger agreement that is not qualified by materiality becomes untrue or inaccurate in any material respect; and

- give prompt notice to JDN of any failure of DDR materially to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to the merger agreement.

Pending the merger, DDR has agreed that, without JDN's prior written consent or except as otherwise expressly contemplated by the merger agreement, it will not, and will cause its subsidiaries not to, among other things:

- amend its organizational documents, except in specified instances, including the proposed amendments to DDR's articles of incorporation discussed in this joint proxy statement/prospectus;

- authorize, recommend, propose or announce an intention to adopt or effect, or adopt or effect, a plan of complete or partial liquidation;

- take any action that would be reasonably likely to result in any of the conditions to consummation of the merger not being satisfied in all material respects, or materially and adversely affect DDR's ability to consummate the merger;

- declare, set aside or pay any dividend or other distribution in respect of DDR shares, other than the declaration and payment of regular quarterly dividends not in excess of specified amounts, except as required by DDR's articles of incorporation or in order for DDR to maintain its REIT status;

- enter into or agree to effect any merger, acquisition, consolidation, reorganization or other business combination with any third party in which DDR is not the surviving party to the transaction or pursuant to which DDR becomes a subsidiary of another entity;

- withdraw or modify, or propose to withdraw or modify, in a manner adverse to JDN, the DDR board of directors' approval or recommendation of the merger agreement or the merger; or

- take, propose to take or agree in writing or otherwise to take, any of the foregoing prohibited actions.

Pre-Merger Dividends and Distributions

JDN has agreed not to pay any dividends with respect to the JDN common stock until it has entered into a closing agreement with the Internal Revenue Service and it has paid (or has set aside cash reserves sufficient for the payment of all deferred amounts) in full any fees, penalties, taxes, costs, expenses or other amounts excluding specified legal fees payable by JDN or any of its affiliates pursuant to or in connection with the closing agreement with the Internal Revenue Service. After JDN has entered into a closing agreement with the Internal Revenue Service and has paid (or set aside for payment) all related fees and expenses as discussed above, JDN may pay a common stock dividend in order to maintain its status as a REIT, if necessary, and quarterly dividends for the fourth quarter of 2002 of $0.27 per share less the per share amount of any payments to the Internal Revenue Service and related fees and expenses, and a common stock dividend for each quarter of 2003 prior to the quarter in which the merger closes of an amount per share equal to:

- the DDR dividend per common share for that quarter, multiplied by

- the exchange ratio of 0.518.

The permitted dividends for the fourth quarter of 2002 and for each quarter of 2003 prior to the quarter in which the merger closes may only be paid to the extent that the aggregate amount of these dividends exceeds the required payments and expenses associated with the closing agreement with the Internal Revenue Service discussed above. In the quarter in which the merger closes, the holders of JDN common stock and Series A Preferred Stock shall be entitled to receive DDR dividends in their capacity as holders of DDR common shares and DDR Voting Preferred Shares. Under the merger agreement, JDN is permitted to continue to pay regular quarterly dividends on its Series A Preferred Stock at the stated rate.

Conditions to the Merger

Conditions to Each Party's Obligations to Effect the Merger

The obligations of JDN and DDR to complete the merger are subject to the fulfillment or, where permissible, waiver of the following conditions:

- the approval of the merger agreement and the merger, as applicable, by the affirmative vote of the holders of:

  - at least a majority of the voting power of DDR common shares; and

  - at least two-thirds of all votes entitled to be cast by the holders of all outstanding shares of JDN common stock;

- the approval of the amendment to the DDR articles of incorporation to authorize and create the DDR Voting Preferred Shares, which is to be effected as part of the merger by the affirmative vote of the holders of at least a majority of the outstanding DDR common shares;

- no law shall have been enacted or enforced by any court or governmental entity that restrains or otherwise prevents consummation of the merger;

- the waiting period, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 shall have expired or been terminated and all other consents and authorizations required to be obtained to consummate the merger shall have been obtained, except where the failure to obtain any consent or authorization would not be reasonably likely to, either individually or in the aggregate, have a material adverse effect on JDN or DDR;

- the DDR common shares to be issued in the merger shall have been approved for listing on the NYSE; and

- the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part shall have been declared effective by the SEC, and no stop order suspending the effectiveness of the registration statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC and not concluded or withdrawn.

Conditions to the Obligations of DDR to Effect the Merger

The obligations of DDR to complete the merger are subject to the satisfaction or, where permissible, waiver of the following conditions:

- each of the representations and warranties of JDN contained in the merger agreement, without giving effect to any limitation as to "materiality" or "material adverse effect," shall be correct and accurate as of the closing of the merger as if made on the date of closing:

    - except to the extent that these representations and warranties are expressly limited by their terms to a particular date or only with respect to a particular period of time, in which case these representations and warranties will be correct and accurate as of that date or period of time; and

    - except where the failure of these representations and warranties to be correct and accurate would not, individually or in the aggregate, have or would not reasonably be likely to have a material adverse effect on JDN;

- JDN shall have performed or complied in all material respects with all covenants required by the merger agreement to be performed by JDN on or prior to the effective time of the merger;

- DDR will have received a certificate dated as of the closing of the merger from the chief executive officer or chief financial officer of JDN certifying on behalf of JDN to each of the above;

- DDR will have received an opinion, dated as of the closing date of the merger:

    - from King & Spalding relating to the REIT status of JDN; and

    - from Baker & Hostetler LLP relating to the federal income tax treatment of the merger;

- from October 4, 2002, through the effective time of the merger, no event shall have occurred that would have a material adverse effect on JDN;

- JDN shall have amended its credit agreement to extend its maturity date past the closing of the merger;

- JDN shall have renewed its current directors' and officers' liability insurance policy through December 31, 2003, and, if requested by DDR, shall have exercised its option for two years of run-off coverage under the terms of its current policy, and shall have extended any other insurance policy specified in the merger agreement through December 31, 2003; and

- JDN and the Internal Revenue Service shall have executed a closing agreement covering certain agreed-upon matters in a form reasonably acceptable to DDR.

As used in the merger agreement in connection with JDN or DDR, a "material adverse effect" means any change, effect or circumstance that:

- materially adversely affects the business, assets, financial condition or results of operations of JDN or its subsidiaries or DDR or its subsidiaries, as the case may be, taken as a whole, except, in each case, an adverse effect or change arising from:

    - conditions in the U.S. economy or capital or financial markets generally, including changes in interest or exchange rates;

    - general changes in, conditions in or otherwise affecting, real estate properties generally, unless these changes have a materially disproportionate effect, relative to other industry participants, on JDN or DDR;

    - the merger agreement, the announcement or performance of the merger agreement or the merger, including the impact on suppliers or employees; or

- materially adversely affects the ability of JDN or DDR, as the case may be, to perform its obligations under the merger agreement or consummate the merger.

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Conditions to the Obligations of JDN to Effect the Merger

The obligations of JDN to complete the merger are subject to the satisfaction or, where permissible, waiver of the following conditions:

- each of the representations and warranties of DDR contained in the merger agreement, without giving effect to any limitation as to "materiality" or "material adverse effect," shall be correct and accurate as of the closing of the merger as if made on the date of closing:

  - except to the extent that these representations and warranties are expressly limited by their terms to a particular date or only with respect to a particular period of time, in which case these representations and warranties will be correct and accurate as of that date or period of time; and

  - except where the failure of these representations and warranties to be correct and accurate would not, individually or in the aggregate, have or would not reasonably be likely to have a material adverse effect on DDR;

- DDR shall have performed or complied in all material respects with all covenants required by the merger agreement to be performed by DDR on or prior to the effective time of the merger;

- JDN will have received a certificate dated as of the closing of the merger from the chief executive officer or chief financial officer of DDR certifying on behalf of DDR to each of the above;

- JDN will have received an opinion, dated as of the closing date of the merger:

  - from Baker & Hostetler LLP relating to the REIT status of DDR; and

  - from King & Spalding relating to the federal income tax treatment of the merger;

- from October 4, 2002, through the effective time of the merger, no event shall have occurred that would have a material adverse effect on DDR;

No Solicitation by JDN

JDN has agreed that it will not, nor will it permit any of its subsidiaries, or any officer, director, employee, or agent or representative, which JDN collectively refers to as "JDN's representatives," directly or indirectly, to:

- solicit, initiate or knowingly encourage any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, an "acquisition proposal," as defined below;

- participate in any discussions or negotiations in furtherance of such inquiries or to obtain an acquisition proposal, or the making of any proposal that constitutes an acquisition proposal; or

- agree to, approve or recommend any acquisition proposal.

JDN has agreed that it will:

- immediately cease and terminate any existing activities, discussions or negotiations with any persons or entities conducted before execution of the merger agreement with respect to any acquisition proposal, and instruct each JDN representative to comply with this obligation;

- notify DDR promptly if JDN or any JDN representative receives:

  - an acquisition proposal or any inquiries indicating that any person or entity is reasonably likely to make an acquisition proposal, including the material terms and conditions of the acquisition proposal and the identity of the person or entity making it;

  - any request for nonpublic information relating to JDN or any of its subsidiaries by any person or entity that to JDN's knowledge is reasonably likely to make, or has made, an acquisition proposal; and

- keep DDR informed on a prompt basis of any material change in the financial terms or structure of any acquisition proposal.

However, under certain circumstances, prior to JDN's shareholders approving the merger, JDN may furnish information to, or enter into or participate in discussions or negotiations with, any person or entity that makes an unsolicited bona fide written acquisition proposal to JDN, provided that:

- the board of directors of JDN determines in good faith, after consultation with independent outside legal counsel, that failure to do so would be inconsistent with its fiduciary duties to shareholders imposed by law;

- the board of directors of JDN determines in good faith, after consultation with its financial advisors, that the acquisition proposal would be reasonably likely, if consummated, to result in a "superior proposal," as defined below;

- JDN complies with all of its obligations under the merger agreement; and

- JDN enters into a confidentiality agreement with that person or entity the terms of which are at least as restrictive to the person or entity making the alternative acquisition proposal as the terms of the confidentiality agreement entered into with DDR.

For purposes of the merger agreement, an "acquisition proposal" means an inquiry, offer or proposal regarding any of the following (other than the merger) involving JDN:

- any merger, consolidation, share exchange, recapitalization, business combination, or other similar transaction in which the other party to the transaction or its shareholders will own 20% or more of the combined voting power of the surviving entity resulting from the transaction;

- any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the assets of JDN and its subsidiaries, taken as a whole, in a single transaction or a series of related transactions;

- any tender offer or exchange offer for 20% or more of the outstanding shares of JDN common stock or the filing of a registration statement under the Securities Act in connection with the tender offer or exchange offer;

- any other transaction or series of related transactions pursuant to which any third party proposes to acquire control of the assets of JDN and its subsidiaries having a fair market value equal to or greater than 20% of the fair market value of all of the assets of JDN and its subsidiaries, taken as a whole, immediately prior to the transaction; or

- any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

If an acquisition proposal constitutes a superior proposal, as described below, the board of directors of JDN may withdraw, modify, amend or qualify its recommendation of the merger agreement and the merger and recommend the superior proposal to its shareholders provided that:

- JDN complies fully with the non-solicitation provisions of the merger agreement;

- JDN's board of directors determines in good faith, after consultation with independent outside counsel, that to do otherwise would be inconsistent with its fiduciary duties to shareholders imposed by law;

- during the three-business-day period after JDN has provided written notice to DDR as discussed above:

  - JDN shall have offered to negotiate with, and, if accepted, negotiated in good faith with, DDR to attempt to make commercially reasonable adjustments in the terms and conditions of the merger agreement that would enable JDN to proceed with the merger; and

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- JDN's board of directors shall have concluded, after considering the results of the negotiations with DDR and the revised proposals made by DDR, if any, that any acquisition proposal continues to be a superior proposal;

- JDN terminates the merger agreement under the terms of the merger agreement and pays to DDR the termination fee.

For purposes of the merger agreement, a "superior proposal" means any bona fide written acquisition proposal which:

- in the good faith judgment of the board of directors of JDN is reasonably likely to be consummated; and

- a majority of the board of directors of JDN determines in their good faith judgment, after consultation with independent financial advisors, to be more favorable to JDN's shareholders from a financial point of view (taking into account legal and regulatory matters) than the merger.

Termination of the Merger Agreement

Right to Terminate

The merger agreement may be terminated and the merger abandoned at any time prior to the effective time, whether before or after approval of the merger by the DDR or JDN shareholders:

- by mutual written consent of DDR and JDN;

- by either DDR or JDN if:

  - any governmental entity shall have issued an order or taken any other action in each case permanently restraining or otherwise prohibiting the merger substantially on the terms contemplated by the merger agreement;

  - the merger has not been consummated by May 15, 2003; however, neither DDR nor JDN may terminate the merger agreement if its breach of a representation, warranty or covenant is the reason that the merger has not been consummated;

  - the holders of at least two-thirds of the votes entitled to be cast by the holders of all outstanding shares of JDN common stock fail to approve the merger and the merger agreement at the JDN special meeting; or

  - the holders of a majority of the voting power of DDR common shares fail to approve the merger and the merger agreement at the DDR special meeting;

- by DDR if:

  - (a) the JDN board of directors has withdrawn or materially modified its recommendation of the merger agreement or the merger in a manner adverse to DDR or its shareholders, or has resolved to withdraw or modify its recommendation; (b) the JDN board of directors has approved or recommended any acquisition proposal made by another person or entity other than DDR; or (c) JDN has entered into a definitive agreement with respect to an acquisition proposal;

  - JDN has breached any of its representations, warranties or covenants contained in the merger agreement, which breach would lead to the failure of a condition to the consummation of the merger contained in the merger agreement and is incapable of being cured by JDN prior to May 15, 2003; or

  - the aggregate amount of any payments in connection with the closing agreement with the Internal Revenue Service paid or payable by JDN or any of its affiliates exceeds the aggregate distributions that would have been permitted to be paid by JDN to its shareholders pursuant to the merger agreement;

- by JDN if:

  - DDR has breached any of its representations, warranties or covenants contained in the merger agreement, which breach would lead to the failure of a condition to the consummation of the merger contained in the merger agreement and is incapable of being cured by DDR prior to May 15, 2003; or

  - prior to the adoption of the merger agreement at the JDN special meeting the JDN board of directors has approved, and JDN has concurrently entered into, a definitive agreement for the implementation of a superior proposal, provided JDN has complied with the terms of the non-solicitation provisions contained in the merger agreement and, before terminating the merger agreement, has paid to DDR the termination fee.

Effect of Termination

Except for provisions in the merger agreement regarding confidentiality of non-public information, payment of fees and expenses, the effect of termination and specified miscellaneous provisions, if the merger agreement is terminated as described above, the merger agreement will become void and have no effect. In addition, if the merger agreement is so terminated, there will be no liability on the part of DDR or JDN, except to the extent that the termination results from a willful or intentional breach by any party of any of its representations, warranties, covenants or agreements contained in the merger agreement. The confidentiality agreement, dated November 12, 2001, as amended, between JDN and DDR will continue in effect notwithstanding any termination of the merger agreement.

Termination Fee and Termination Expenses

Except as described below, and other than the expenses associated with the filing, printing and mailing of this joint proxy statement/prospectus, which shall be shared equally by DDR and JDN, each party to the merger agreement will bear its own fees and expenses in connection with the transactions contemplated by the merger agreement.

JDN will pay to DDR a termination fee if the merger agreement is terminated:

- by DDR, if (a) the JDN board of directors has withdrawn or materially modified its recommendation of the merger agreement or the merger in a manner adverse to DDR or its shareholders, or has resolved to withdraw or modify its recommendation; (b) the JDN board of directors has approved or recommended any acquisition proposal made by another person or entity other than DDR; or (c) JDN has entered into a definitive agreement with respect to an acquisition proposal;

- by JDN, if prior to the adoption of the merger agreement at the JDN special meeting the JDN board of directors has approved, and JDN shall concurrently enter into, a definitive agreement for the implementation of a superior proposal, provided JDN has complied with the terms of the non-solicitation provisions contained in the merger agreement and, before terminating the merger agreement, has paid to DDR the termination fee;

- by JDN or DDR, if the holders of at least two-thirds of votes entitled to be cast by the holders of all outstanding shares of JDN common stock fail to approve the merger and the merger agreement at the JDN special meeting, an acquisition proposal shall at the time of the termination be publicly proposed or publicly announced and within 12 months after the termination, JDN or any of its subsidiaries enters into any definitive agreement with respect to, or consummates, the acquisition proposal; or

- by JDN or DDR, if the merger has not been consummated by May 15, 2003, and at the time of termination an acquisition proposal had been received by JDN, and either prior to termination of the merger agreement or within 12 months thereafter, JDN or any of its subsidiaries consummates an acquisition proposal or enters into any definitive agreement with respect to any acquisition proposal that is subsequently consummated (whether or not the acquisition proposal is the same acquisition proposal that had been received at the time of termination of the merger agreement) with the person or entity who made the acquisition proposal received by JDN prior to the termination date.

The termination fee that DDR may be entitled to receive will be an amount equal to the lesser of (1) $16 million plus termination expenses, as described below, paid or payable under the merger agreement and (2) the maximum amount that can be paid to DDR without causing DDR to fail to meet the REIT income requirements under the Internal Revenue Code. The unpaid amount, if any, will be placed in escrow and will be paid in subsequent years to the extent the payment would not cause DDR to fail to meet the REIT income requirements under the Internal Revenue Code. JDN's obligation to pay any unpaid portion of the termination fee will terminate on October 4, 2005.

JDN will pay to DDR termination expenses if the merger agreement is terminated:

- by DDR, if the aggregate amount of any payments in connection with the closing agreement with the Internal Revenue Service paid or payable by JDN or any of its affiliates exceeds the aggregate distributions that would have been permitted to be paid by JDN to its shareholders pursuant to the merger agreement;

- by JDN or DDR, if the merger has not been consummated by May 15, 2003, and as of that date JDN and the Internal Revenue Service shall not yet have executed a closing agreement in a form reasonably acceptable to DDR;

- by JDN or DDR, if the holders of at least two-thirds of votes entitled to be cast by the holders of all outstanding shares of JDN common stock fail to approve the merger and the merger agreement at the JDN special meeting;

- by DDR, if JDN has breached any of its representations, warranties or covenants contained in the merger agreement, which breach would lead to the failure of a condition to the consummation of the merger contained in the merger agreement and is incapable of being cured by JDN prior to May 15, 2003;

DDR will pay to JDN termination expenses if the merger agreement is terminated:

- by JDN or DDR, if the holders of a majority of the voting power of DDR common shares fail to approve the merger and the merger agreement; or

- by JDN, if DDR shall have breached any of its representations, warranties or covenants contained in the merger agreement, which breach would lead to the failure of a condition to the consummation of the merger contained in the merger agreement and is incapable of being cured by DDR prior to May 15, 2003.

The termination expenses that DDR or JDN may be entitled to receive in these cases will be an amount equal to the lesser of (1) $4,000,000 or (2) the applicable party's out-of-pocket expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement, including all fees and expenses of attorneys, accountants, investment bankers, experts and consultants.

Waiver and Amendment of the Merger Agreement

The merger agreement may be amended by the parties in writing by action of the DDR board of directors and the JDN board of directors at any time before or after the shareholder approvals are obtained, but after shareholder approval, no amendment may be made which by law requires the further approval of shareholders without obtaining that further approval. If the merger agreement is amended after the mailing of this joint proxy statement/prospectus and your vote is required for the amendment, DDR and JDN will resolicit your vote.

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At any time before the completion of the merger, the parties may, in writing:

- extend the time for the performance of any of the obligations or other acts of the other party;

- waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document delivered under the merger agreement; or

- waive compliance with any of the agreements or conditions of the other party contained in the merger agreement, except as specified.

By law, neither DDR nor JDN can waive:

- the requirement that DDR common shareholders and JDN common shareholders approve the merger;

- the requirement that DDR common shareholders approve the amendment to the DDR articles of incorporation to authorize the Voting Preferred Shares; or

- any court order or law preventing the closing of the merger.

Whether any of the other conditions would be waived would depend on the facts and circumstances as determined by the reasonable business judgment of the DDR board of directors or JDN board of directors. If DDR or JDN waived compliance with one or more of the other conditions and the condition was deemed material to a vote of DDR or JDN common shareholders, DDR or JDN would have to resolicit shareholder approval, as applicable, before closing the merger. Neither DDR nor JDN intends to notify shareholders of any waiver that, in the judgment of DDR's board of directors or JDN's board of directors, does not require resolicitation of shareholder approval.

It is a condition to the closing of the merger that Baker & Hostetler LLP, counsel to DDR, and King & Spalding, counsel to JDN, deliver opinions that the merger qualifies as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code. This condition will not be waived.

Indemnification; Directors' and Officers' Insurance

Under the merger agreement, DDR will indemnify and hold harmless, to the full extent permitted by applicable law, each person who has been at any time on or before October 4, 2002, or who becomes before the completion of the merger, an officer or director of JDN or any JDN subsidiary (except for those directors or officers specified in the merger agreement) against any losses, claims, liabilities, expenses, judgments, fines and amounts paid in settlement in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including any action by or on behalf of any or all security holders of JDN or DDR, or any of their subsidiaries, or by or in the right of JDN or DDR, or any of their subsidiaries, in which any of these persons is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to:

- the fact that he or she is or was an officer, employee or director of JDN or any of its subsidiaries or any action or omission by that person in his or her capacity as a director; or

- the merger agreement or the transactions contemplated by the merger agreement, whether in any case asserted or arising before or after the completion of the merger.

This exculpation and indemnification will be the same as provided to these persons by JDN and its subsidiaries immediately prior to the completion of the merger in each entity's respective charter, bylaws, partnership, operating or similar agreement, as applicable, as in effect on October 4, 2002.

After the completion of the merger, DDR will be obligated to promptly pay and advance reasonable expenses and costs incurred by each of these persons as they become due and payable in advance of the final disposition of the claim, action, suit, proceeding or investigation to the full extent and in the manner permitted by law. DDR is also obligated to purchase, at or before the completion of the merger, liability insurance policy coverage for JDN's directors and officers for a period of six years that will provide the directors and officers with coverage on substantially similar terms as currently provided by JDN to these directors and officers.

Voting Agreements

Messrs. Scott Wolstein, Bert Wolstein, Jacobstein, Hurwitz, Schoff, Schafer, Mallory and Brown and Mrs. Allgood have entered into voting agreements with JDN agreeing to vote all DDR common shares beneficially owned by each of them, or that they otherwise have the power to vote:

- in favor of adoption of the merger agreement and approval of the merger and the transactions contemplated by the merger agreement; and

- against any action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of DDR under the merger agreement or which would reasonably be expected to result in any of the conditions to the merger agreement not being fulfilled.

However, DDR directors and officers who have entered into voting agreements are not obligated to vote in favor of the amendment to the DDR articles of incorporation to increase the number of authorized shares. In addition, nothing in the voting agreements will limit or restrict any individual from acting as a director or officer of DDR. As of the record date for the DDR special meeting, these persons beneficially owned, excluding stock options, a total of   DDR common shares, representing approximately   % of the outstanding DDR common shares entitled to vote at the DDR special meeting.

Messrs. Byrnes, Cochran, Greene, Harris, Macnab, Quinlan, Rothfeder, Satre and Wielansky and Ms. Jones have entered into voting agreements with DDR agreeing to vote all shares of JDN common stock beneficially owned by each of them, or that they otherwise have the power to vote:

- for adoption and approval of the merger agreement, the merger and the transactions contemplated thereby; and

- against any acquisition proposal and against any agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of JDN under the merger agreement or which would reasonably be expected to result in any of the conditions to the merger agreement not being fulfilled.

However, nothing in the voting agreements will limit or restrict any individual from acting as a director or officer of JDN. As of the record date for the JDN special meeting, these persons beneficially owned, excluding stock options, a total of   shares of JDN common stock, representing approximately   % of the outstanding shares of JDN common stock entitled to vote at the JDN special meeting.

The voting agreements entered into by directors and officers of both DDR and JDN prohibit these individuals from, directly or indirectly, (1) selling, assigning, transferring, tendering or otherwise disposing of their shares, including any shares acquired prior to the expiration of the voting agreement, (2) depositing any of their shares into a voting trust or entering into a voting agreement or arrangement with respect to their shares or granting any proxy or power of attorney relating to any of those actions that is inconsistent with the voting agreement, or (3) entering into any contract, option or other agreement or understanding related to any of those actions. However, with respect to clauses (1) and (3) above, in the case of an individual shareholder, such shareholder may transfer any or all of its shares, provided that, prior to and as a condition to the effectiveness of the transfer, each person to which the shares or any interest in any shares is or may be transferred shall have executed and delivered to each of DDR and JDN a counterpart to the voting agreement pursuant to which that person is bound by all of the terms and provisions of the voting agreement.

In the event that any shareholder of DDR or JDN who executed a voting agreement fails to satisfy its obligations to vote in favor of the merger and against any action that would be taken in opposition to or in competition with the merger, that shareholder has granted to the other party a power of attorney up to and through the termination of the voting agreement to execute and deliver a proxy in the form attached to the voting agreement for and on behalf of the shareholder, which power of attorney shall survive death, disability, bankruptcy, or any other impediment of the shareholder.

MATERIAL FEDERAL INCOME TAX
CONSEQUENCES RELATING TO THE MERGER

The following discussion describes certain U.S. federal income tax consequences relating to the merger and the receipt of DDR common shares in the merger by holders of JDN common stock and the receipt of DDR Voting Preferred Shares by holders of JDN Series A Preferred Stock. Because this discussion is intended to address only federal income tax consequences of the merger that will apply to all JDN shareholders, it may not contain all of the information that may be important to you. As you review this discussion, you should keep in mind that:

- the tax consequences to you may vary depending on your particular tax situation;

- you may be subject to special rules that are not discussed below if you are:

  - a tax-exempt organization;

  - a broker-dealer;

  - a trader in securities that elects to mark to market;

  - a person who holds JDN stock as part of a hedge, straddle or conversion transaction;

  - a person who acquired shares of JDN stock pursuant to the exercise of employee stock options or otherwise as compensation;

  - a person who does not hold its shares of JDN stock as a capital asset;

  - a non-U.S. corporation, non-U.S. partnership, non-U.S. trust, non-U.S. estate or individual who is not taxed as a citizen or resident of the United States, all of which may be referred to collectively as "non-U.S. persons":

    - a trust;

    - an estate;

    - a regulated investment company;

    - an insurance company;

    - a financial institution;

    - U.S. expatriates who are subject to special rules; or

    - otherwise subject to special tax treatment under the Internal Revenue Code;

- this summary does not address state, local, or non-U.S. tax considerations;

- this summary does not discuss the tax consequences to holders of JDN stock options; and

- this discussion is not intended to be, and should not be construed as, tax advice.

This summary is not a substitute for an individual analysis of the tax consequences of the merger to you. You should consult a tax advisor regarding the particular federal, state, local and non-U.S. tax consequences of the merger in light of your own situation.

General

It is a condition precedent to the closing of the merger that opinions of Baker & Hostetler LLP and King & Spalding be delivered to DDR and JDN, respectively, to the effect that the merger qualifies as a reorganization under Section 368(a) of the Internal Revenue Code. The opinions will be subject to certain qualifications and assumptions as noted therein. In addition, the opinions will be based in part upon representations of DDR and JDN provided to counsel, which counsel will assume to be true, correct and complete. If the representations are inaccurate, the opinions could be adversely affected. The opinions will also be based upon counsel's interpretation of the Internal Revenue Code, applicable Treasury regulations, judicial authority and administrative rulings and practice, all as of the date of the opinions. There can be no assurance that future legislative, judicial or administrative changes or interpretations will not adversely affect the accuracy of the conclusions set forth herein. No ruling has been requested or received from the Internal Revenue Service. The opinions will not be binding upon the Internal Revenue Service or any court, and neither the Internal Revenue Service nor any court will be precluded from adopting a contrary position.

Federal Income Tax Consequences of the Merger to JDN common shareholders

JDN common shareholders will receive 0.518 DDR common shares for each share of JDN common stock exchanged in the merger, with cash being paid in lieu of fractional shares. The merger will have the following material federal income tax consequences to JDN common shareholders:

- No gain or loss will be recognized by holders of JDN common stock upon their receipt of DDR common shares in the merger;

- The aggregate tax basis of DDR common shares received by a JDN shareholder in the merger (including any fractional share deemed to have been received and then redeemed for cash, as described below) will be the same as the aggregate tax basis of the shares of JDN common stock surrendered in exchange therefor;

- The holding period of DDR common shares received by a JDN shareholder in the merger will include the holding period of the shares of JDN common stock surrendered in exchange therefor, provided that such shares of JDN common stock are held as capital assets at the effective time of the merger; and

- A cash payment in lieu of a fractional share will be treated as if a fractional DDR common share had been received in the merger and then redeemed by DDR. Such redemption should qualify as a distribution in full payment in exchange for the fractional share rather than as a distribution of a dividend. Accordingly, a JDN shareholder receiving cash in lieu of a fractional share will recognize gain or loss upon such payment in an amount equal to the difference, if any, between such shareholder's basis in the fractional share and the amount of cash received. Such gain or loss will be a capital gain or loss if the JDN common stock is held as a capital asset at the effective time of the merger.

Federal Income Tax Consequences of the Merger to JDN Preferred Shareholders

Under the merger agreement, each outstanding share of JDN Series A Preferred Stock will be converted into the right to receive one DDR Voting Preferred Share. See "The Merger Agreement — Merger Consideration" beginning on page 61. The merger will have the following material federal income tax consequences to JDN preferred shareholders:

- No gain or loss will be recognized by holders of JDN Series A Preferred Stock solely upon their receipt in the merger of DDR Voting Preferred Shares in exchange therefor;

- The aggregate tax basis of the DDR Voting Preferred Shares received by a JDN shareholder in the merger will be the same as the aggregate tax basis of the shares of JDN Series A Preferred Stock surrendered in exchange therefor; and

- The holding period of DDR Voting Preferred Shares received by a JDN shareholder in the merger will include the holding period of the shares of JDN Series A Preferred Stock surrendered in exchange therefor, provided that such shares of JDN Series A Preferred Stock are held as capital assets at the effective time of the merger.

Backup Withholding

Certain noncorporate JDN shareholders may be subject to backup withholding at a rate of 30% on cash payments received in lieu of a fractional DDR common share. Backup withholding will not apply, however, to a JDN shareholder who:

- furnishes a correct taxpayer identification number and certifies that he or she is not subject to backup withholding on Internal Revenue Service Form W-9, or an appropriate substitute form;

- provides a certificate of foreign status on Internal Revenue Service Form W-8 BEN, or an appropriate substitute form; or

- is otherwise exempt from backup withholding.

The Internal Revenue Service may impose a penalty upon any taxpayer that fails to provide the correct taxpayer identification number. Any amount withheld under the backup withholding rules may be allowed as a refund or a credit against the shareholder's federal income tax liability, provided that the shareholder furnishes required information to the Internal Revenue Service.

Federal Income Tax Consequences of the Merger to JDN, DDR and DDR Shareholders

JDN, DDR and DDR's shareholders will not recognize any gain or loss as a result of the merger, whether or not the merger qualifies as a reorganization for federal income tax purposes.

DDR and its shareholders will not recognize any gain or loss as a result of the merger.

Federal Income Tax Consequences of the Merger to JDN Shareholders if the Merger Did Not Qualify as a Reorganization

It is a condition to consummation of the merger that DDR and JDN receive opinions of counsel that the merger will qualify as a reorganization for federal income tax purposes, but these opinions will not be binding upon the Internal Revenue Service or the courts.

If the merger failed to qualify as a reorganization, then each JDN shareholder would recognize gain or loss, as applicable, equal to the difference between:

- the aggregate fair market value of the DDR common shares, any cash received in lieu of a DDR common share, and DDR Voting Preferred Shares received in the merger; and

- the shareholder's adjusted tax basis in its JDN stock.

REIT Qualification of JDN and DDR

The merger is conditioned upon DDR's receipt of an opinion from King & Spalding to the effect that, commencing with its taxable year ended December 31, 1994, JDN was organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code and that its organization and method of operation at the time of the merger should enable it to continue to qualify for the taxable year in which the merger occurs. This opinion, however, will not be binding on the Internal Revenue Service or the courts.

The opinion of King & Spalding will rely on customary representations made by JDN about factual matters relating to the organization and operation of JDN and its subsidiaries and will be based, in part, on JDN's being able to enter into an appropriate closing agreement with the Internal Revenue Service regarding its compliance with certain requirements for qualification as a REIT for its 2000 taxable year. In addition, the opinion will be based on factual representations of JDN concerning its business and properties as set forth in this joint proxy statement/prospectus and the other documents incorporated by reference in this joint proxy statement/prospectus. If any of the factual assumptions or representations upon which King & Spalding's opinion is based is untrue, or if any of the representations made to the Internal Revenue Service in connection with the closing agreement is untrue, JDN could fail to qualify as a REIT. If JDN did not qualify

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as a REIT in any of its prior tax years, JDN could be liable for federal income tax on its income earned in any year that it did not qualify as a REIT. Further, unless entitled to relief under certain Internal Revenue Code provisions, JDN could also be prohibited from re-electing REIT status for four taxable years after the year during which it first failed to qualify as a REIT.

JDN's qualification as a REIT in the taxable year in which the merger occurs depends, in part, on events occurring after merger. For example, JDN must have at least 100 stockholders on at least 335 days of each of its taxable years. King & Spalding will not review JDN's compliance with this requirement, or any other REIT requirement, following the merger. Given the complex nature of the REIT requirements, the ongoing importance of factual determinations, and the possibility of further changes in the circumstances of JDN, DDR and JDN cannot guarantee that JDN's annual operating results will satisfy the requirements for qualification and taxation as a REIT for the taxable year in which the merger occurs or for any subsequent taxable year.

The merger also is conditioned upon JDN's receipt of an opinion from Baker & Hostetler LLP, counsel to DDR, to the effect that, commencing with DDR's taxable year ending December 31, 1993, DDR was organized and has operated in conformity with the requirements for qualification as a REIT, and that after consummation of the merger, DDR's proposed method of operation will enable it to continue to qualify as a REIT.

The opinion of Baker & Hostetler LLP will rely on customary representations made by DDR about factual matters relating to the organization and operation of DDR and its subsidiaries. In addition, the opinion will be based upon factual representations of DDR concerning its business and properties as set forth in this joint proxy statement/prospectus and the other documents incorporated by reference in this joint proxy statement/prospectus. Finally, the portion of the Baker & Hostetler LLP opinion that will address the qualification of DDR as a REIT following the merger will be based in part upon the opinion of King & Spalding described above relating to the qualification of JDN as a REIT currently and at the closing of the merger and the representations made by JDN in connection with the King & Spalding opinion, as well as the closing agreement. If JDN did not qualify as a REIT at the time of the merger, DDR could fail to qualify as a REIT after the merger.

DDR intends to continue to operate in a manner to qualify as a REIT following the merger, but there is no guarantee that DDR will qualify or remain qualified as a REIT. Qualification and taxation as a REIT depend upon DDR's ability to meet, through actual annual (or, in some cases, quarterly) operating results, requirements relating to income, asset ownership, distribution levels and diversity of share ownership, and the various REIT qualification requirements imposed under the Internal Revenue Code. Baker & Hostetler LLP will not review DDR's compliance with these tests on a continuing basis. Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in the circumstances of DDR, DDR cannot guarantee that its actual operating results will satisfy the requirements for taxation as a REIT under the Internal Revenue Code for any particular tax year.

APPROVAL OF AMENDMENTS TO THE DDR ARTICLES OF INCORPORATION

DDR is proposing to holders of its common shares two amendments to its articles of incorporation. These amendments would:

- Amend Article FOURTH to increase the total number of authorized shares of DDR from 109,000,000 to 211,000,000, by increasing the number of authorized common shares from 100,000,000 to 200,000,000 and authorizing 2,000,000 $9^{3}/_{8}\%$ Cumulative Redeemable Voting Preferred Shares, without par value. The amendment would not change the authorized amount of DDR's nonvoting preferred shares.

- Amend Article FOURTH to increase the number of authorized shares from 109,000,000 to 111,000,000 and add a new provision to the articles of incorporation that would authorize and fix the terms of 2,000,000 $9^{3}/_{8}\%$ Cumulative Redeemable Voting Preferred Shares to be issued to holders of JDN's Series A Preferred Stock.

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The text of these amendments is attached to this joint proxy statement/prospectus as Annex D.

Increase in Authorized Shares

The purpose of the amendments to the DDR articles of incorporation is to increase the number of authorized shares of DDR, to increase the number of authorized common shares of DDR and to authorize and fix the terms of the DDR Voting Preferred Shares in order to provide consideration to the holders of JDN Series A Preferred Stock for effecting the merger.

In addition, the DDR board of directors believes that an increase in the number of authorized common shares is necessary to provide DDR with additional flexibility to meet its future business needs. If the proposed amendment is approved by the shareholders, DDR will have additional shares available for acquisitions, equity financings, equity compensation plans, stock dividends or stock splits and other corporate purposes. The additional shares would be available for issuance without further shareholder approval, except as may be required by applicable law or the rules of the NYSE. Although DDR does not have any commitment or understanding at this time for the issuance of additional common shares (other than as permitted or required under DDR's employee benefit plans), the proposed amendment should enable DDR to take timely advantage of favorable opportunities and market conditions when they arise.

The additional 100,000,000 common shares for which authorization is sought would be a part of the existing class of common shares and, if and when issued, would have the same rights and privileges as the common shares presently outstanding. Such additional common shares would not (and the common shares currently outstanding do not) entitle holders thereof to preemptive rights.

The issuance of additional common shares could have a dilutive effect on earnings per share of the common shares currently outstanding and on the equity and voting power of those holding common shares at the time of issuance. In addition, the proposed amendment could have an anti-takeover effect, as additional common shares could be issued to dilute the stock ownership and voting power of, or increase the cost to, a person seeking to obtain control of DDR. However, the amendment is not being proposed in response to any known effort to accumulate common shares or obtain control of DDR.

Terms of DDR Voting Preferred Shares

Pursuant to the merger agreement, DDR will exchange one DDR Voting Preferred Share for each outstanding share of JDN Series A Preferred Stock. The terms of the DDR Voting Preferred Shares are identical in all material respects to the JDN Series A Preferred Stock. DDR shareholders must approve an amendment to DDR's articles of incorporation to authorize and fix the terms of the DDR Voting Preferred Shares. See "Description of DDR Preferred Shares" on page 83 for a detailed discussion of the terms of the DDR Voting Preferred Shares.

Required Vote and DDR Board Recommendation

The affirmative vote of a majority of the outstanding DDR common shares is required to approve the amendments to the DDR articles of incorporation. The proposal to approve the merger agreement and the merger and the proposal to approve the amendment to the DDR articles of incorporation to authorize and fix the terms of the DDR Voting Preferred Shares are conditioned on one another. If the merger agreement and the merger and the proposed amendment to the DDR articles of incorporation to authorize and create the DDR Voting Preferred Shares are approved by DDR common shareholders, the amendment to the DDR articles of incorporation will become effective at the closing of the merger when articles of merger are filed by DDR Transitory Sub, Inc. with the State Department of Assessments and Taxation of Maryland and when the amendments to the DDR articles of incorporation are filed with the Ohio Secretary of State.

Approval by DDR common shareholders of the proposed amendment increasing the number of authorized common shares is not a condition to the closing of the merger.

The DDR board of directors recommends that DDR common shareholders vote "FOR" approval of the amendments to the DDR articles of incorporation.

DESCRIPTION OF DDR COMMON SHARES

General

DDR's articles of incorporation currently authorize DDR to issue up to 100,000,000 common shares, without par value. As of October 28, 2002, DDR had 64,942,596 common shares issued and outstanding. In addition, DDR has reserved 7,296,935 common shares for issuance upon the exercise of options under DDR's employee share option plan, 666,666 common shares for issuance under DDR's equity-based award plans and 864,000 common shares for issuance upon the exercise of options granted to DDR's directors and others. DDR's common shares are listed on the NYSE under the symbol "DDR." National City Bank, Cleveland, Ohio, is the transfer agent and registrar of the common shares.

The following description of DDR's common shares sets forth certain of their general terms and provisions. The following description of DDR's common shares is in all respects subject to and qualified by reference to the applicable provisions of DDR's articles of incorporation and DDR's code of regulations.

Holders of DDR's common shares are entitled to receive dividends when, as and if declared by DDR's board of directors, out of funds legally available therefor. Any payment and declaration of dividends by DDR on DDR's common shares and purchases thereof will be subject to certain restrictions if DDR fails to pay dividends on any outstanding preferred shares. See "Description of DDR Preferred Shares — Dividends." If DDR is liquidated, dissolved or involved in any winding-up, the holders of DDR's common shares are entitled to receive ratably any assets remaining after DDR has fully paid all of DDR's liabilities, including the preferential amounts DDR owes with respect to any preferred shares. Holders of DDR's common shares possess ordinary voting rights, with each share entitling the holder to one vote. Holders of DDR's common shares have cumulative voting rights in the election of directors. Holders of DDR's common shares do not have preemptive rights, which means that they have no right to acquire any additional common shares that DDR may subsequently issue.

All of DDR's common shares now outstanding are, and any common shares offered hereby when issued will be, fully paid and nonassessable.

Restrictions on Ownership

In order for DDR to qualify as a REIT under the Internal Revenue Code, not more than 50% in value of DDR's outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of a taxable year. The term "individual" is defined in the Internal Revenue Code for this purpose to include certain entities. In addition, DDR's capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Additionally, certain other requirements must be satisfied.

To assure that five or fewer individuals do not own more than 50% in value of DDR's outstanding common shares, the DDR articles of incorporation provide that, subject to certain exceptions, no holder may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than 5% of DDR's outstanding common shares. Shareholders whose ownership exceeded the ownership limit immediately after DDR's initial public offering, or IPO, may continue to own common shares in excess of the ownership limit and may acquire additional shares through the share option plan, the equity-based award plans, any dividend reinvestment plan adopted by DDR or from other existing shareholders who exceed the 5% ownership limit, but may not acquire additional shares from those sources if the result would be that the five largest beneficial owners of common shares hold more than 49.6% of DDR's outstanding common shares. In addition, because rent from any tenant, 10% of which is owned, directly or constructively, by a REIT, including an owner of 10% or more of a REIT, is not qualifying rent for purposes of the gross income tests under the Internal Revenue Code, the DDR articles of incorporation provide that no individual or entity may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code (which differ from the attribution provisions applied to the ownership limit), in excess of 9.8% of DDR's outstanding common shares. DDR's board of directors may waive the 5% ownership limit and the related party limit (the related party limit has been waived with respect to the shareholders who exceeded the related party limit immediately after the IPO) if an opinion of counsel or a ruling from the Internal Revenue Service is provided to the board of directors to the effect that that ownership will not then or in the future jeopardize DDR's status as a REIT. As a condition of any waiver, DDR's board of directors will require appropriate representations and undertakings from the applicant with respect to preserving DDR's REIT status.

The preceding restrictions on transferability and ownership of common shares may not apply if DDR's board of directors determines that it is no longer in DDR's best interests to continue to qualify as a REIT. The 5% ownership limit and the related party limit will not be automatically removed even if the REIT provisions of the Internal Revenue Code are changed to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. In addition to preserving DDR's status as a REIT, the effects of the 5% ownership limit and the related party limit are to prevent any person or small group of persons from acquiring unilateral control of DDR. Any change in the 5% ownership limit requires an amendment to the DDR articles of incorporation, even if DDR's board of directors determines that maintenance of REIT status is no longer in DDR's best interests. Amendments to the DDR articles of incorporation require the affirmative vote of holders owning a majority of DDR's outstanding common shares. If it is determined that an amendment would materially and adversely affect the holders of any class of preferred shares, that amendment also would require the affirmative vote of holders of two-thirds of the affected class of preferred shares.

If common shares in excess of the 5% ownership limit or the related party limit, or common shares which would cause the REIT to be beneficially or constructively owned by less than 100 persons or would result in DDR being "closely held" within the meaning of Section 856(h) of the Internal Revenue Code, are issued or transferred to any person, the issuance or transfer will be null and void to the intended transferee. The intended transferee will not acquire rights to the shares. Common shares transferred or proposed to be transferred in excess of the 5% ownership limit or the related party limit or which would otherwise jeopardize DDR's REIT status ("Excess Shares") will be subject to repurchase by DDR. The purchase price of any Excess Shares will be equal to the lesser of (1) the price in the proposed transaction and (2) the fair market value of the shares reflected in the last reported sale price for the common shares on the trading day immediately preceding the date on which DDR or DDR's designee determines to exercise DDR's repurchase right, if the shares are then listed on a national securities exchange, or such price for the shares on the principal exchange, if they are then listed on more than one national securities exchange, or, if the common shares are not then listed on a national securities exchange, the latest bid quotation for the common shares if they are then traded over-the-counter, or, if such quotation is not available, the fair market value as determined by DDR's board of directors in good faith, on the last trading day immediately preceding the day on which notice of the proposed purchase is sent by DDR. From and after the date fixed for purchase of Excess Shares by DDR, the holder of the Excess Shares will cease to be entitled to distribution, voting rights and other benefits with respect to the Excess Shares except the right to payment of the purchase price for the Excess Shares. Any dividend or distribution paid to a proposed transferee on Excess Shares will be repaid to DDR upon demand. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee of any Excess Shares may be deemed, at DDR's option, to have acted as an agent on DDR's behalf in acquiring the Excess Shares and to hold the Excess Shares on DDR's behalf.

All certificates representing DDR's common shares bear a legend referring to the preceding restrictions.

The DDR articles of incorporation provide that all persons who own, directly or by virtue of the attribution provisions of the Internal Revenue Code, more than 5% of DDR's outstanding common shares must file an affidavit with DDR containing information specified in the articles of incorporation each year by January 31. In addition, each of those shareholders will upon demand be required to disclose to DDR in writing such information with respect to the direct, indirect and constructive ownership of shares as DDR's board of directors deems necessary for DDR to comply with the provisions of the Internal Revenue Code as applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

DESCRIPTION OF DDR PREFERRED SHARES

DDR's articles of incorporation authorize DDR to issue up to:

- 750,000 Class A Cumulative Preferred Shares, without par value (the "Class A Shares"), of which 460,000 shares have been designated as $9^{1}/_{2}$% Class A Cumulative Redeemable Preferred Shares, all of which have been issued and have been redeemed;

- 750,000 Class B Cumulative Preferred Shares, without par value (the "Class B Shares"), of which 177,500 shares have been designated as 9.44% Class B Cumulative Redeemable Preferred Shares, all of which have been issued and have been redeemed;

- 750,000 Class C Cumulative Preferred Shares, without par value (the "Class C Shares"), of which 460,000 shares have been designated as $8^{3}/_{8}$% Class C Cumulative Redeemable Preferred Shares and of which 400,000 shares are issued and outstanding;

- 750,000 Class D Cumulative Preferred Shares, without par value (the "Class D Shares"), of which 230,000 shares have been designated as 8.68% Class D Cumulative Redeemable Preferred Shares and of which 216,000 shares are issued and outstanding;

- 750,000 Class E Cumulative Preferred Shares, without par value (the "Class E Shares"), all of which have been designated as Class E Series I Cumulative Preferred Shares and of which none are issued and outstanding;

- 750,000 Class F Cumulative Preferred Shares, without par value (the "Class F Shares"), of which 690,000 shares have been designated as 8.60% Class F Cumulative Preferred Shares and of which 600,000 shares are issued and outstanding;

- 750,000 Class G Cumulative Redeemable Preferred Shares, without par value (the "Class G Shares"), of which none are issued and outstanding;

- 750,000 Class H Cumulative Preferred Shares, without par value (the "Class H Shares"), of which none are issued and outstanding;

- 750,000 Class I Cumulative Preferred Shares, without par value (the "Class I Shares"), of which none are issued and outstanding;

- 750,000 Class J Cumulative Preferred Shares, without par value (the "Class J Shares"), of which 450,000 shares have been designated as 9% Class J Cumulative Redeemable Preferred Shares, and are reserved for issuance upon the conversion of partnership units;

- 750,000 Class K Cumulative Preferred Shares, without par value (the "Class K Shares"), of which 350,000 shares have been designated as $8^{7}/_{8}$% Class K Cumulative Redeemable Preferred Shares, and are reserved for issuance upon the conversion of partnership units; and

- 750,000 Noncumulative Preferred Shares, without par value (the "Noncumulative Shares"), of which none are issued and outstanding (the Class A Shares, the Class B Shares, the Class C Shares, the Class D Shares, the Class E Shares, the Class F Shares, the Class G Shares, the Class H Shares, the Class I Shares, the Class J Shares, the Class K Shares and the Noncumulative Shares, collectively the "nonvoting preferred shares").

The outstanding nonvoting preferred shares are represented by depositary shares. Each depositary share represents a one-tenth fractional interest in the respective preferred share. The preferred shares have been deposited with National City Bank, Cleveland, Ohio, as Depositary, under a Deposit Agreement between DDR, National City Bank and the holders from time to time of the depositary receipts issued under the Deposit Agreement. The depositary receipts evidence the depositary shares. Each holder of a depositary receipt evidencing a depositary share will be entitled to all the rights and preferences of a one-tenth fractional interest in a corresponding preferred share (including dividend, voting, redemption and liquidation rights and preferences).

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On October 4, 2002, DDR's board of directors adopted an amendment to the DDR articles of incorporation, subject to approval by DDR's shareholders at the special meeting, authorizing the issuance of up to 2,000,000 9⅜% Cumulative Redeemable Voting Preferred Shares (the "DDR Voting Preferred Shares") in connection with the merger. The nonvoting preferred shares and the DDR Voting Preferred Shares are collectively referred to in this joint proxy statement/prospectus as the "DDR preferred shares" or the "preferred shares."

The articles of incorporation will be amended by DDR's board of directors in connection with the fixing of certain terms of any additional preferred shares as provided below.

The following description summarizes certain general terms and provisions of each class of nonvoting preferred shares and the proposed terms and provisions of the DDR Voting Preferred Shares. This summary is not complete. For more detail, you should refer to the applicable provisions of DDR's articles of incorporation and code of regulations that are filed as exhibits to the registration statement of which this joint proxy statement/prospectus is a part and incorporated by reference herein with respect to the nonvoting preferred shares, and the pertinent sections of the proposed amendment to the DDR articles of incorporation, attached as Annex D, with respect to the DDR Voting Preferred Shares.

The transfer agent, registrar and dividend disbursing agent for the DDR Voting Preferred Shares will be National City Bank, Cleveland, Ohio. DDR expects to list the DDR Voting Preferred Shares on the NYSE and expects that trading will commence after the initial delivery of the DDR Voting Preferred Shares.

General

Except as discussed below, the DDR nonvoting preferred shares rank on a parity with each other and are identical to each other. The DDR Voting Preferred Shares, if authorized, will rank equally, except with respect to voting rights, with all of DDR's nonvoting preferred shares. Dividends on the Class A Shares, the Class B Shares, the Class C Shares, the Class D Shares, the Class E Shares, the Class F Shares, the Class G Shares, the Class H Shares, the Class I Shares, the Class J Shares, the Class K Shares and, if authorized, the DDR Voting Preferred Shares, will be cumulative, while dividends on the Noncumulative Shares will not be cumulative.

Prior to the issuance of shares of each series of each class of nonvoting preferred shares, DDR's board of directors may, under DDR's articles of incorporation and Ohio law, fix:

(1) the designation of the series;

(2) the authorized number of shares of the series. DDR's board of directors may, except when otherwise provided in the creation of the series, increase or decrease the authorized number of shares before or after issuance of the series (but not below the number of shares thereof then outstanding);

(3) the dividend rate or rates of the series, including the means by which such rates may be established;

(4) the date(s) from which dividends shall accrue and be cumulative and, with respect to all nonvoting preferred shares, the date on which and the period(s) for which dividends, if declared, shall be payable, including the means by which such date(s) and period(s) may be established;

(5) redemption rights and prices, if any;

(6) the terms and amounts of the sinking fund, if any;

(7) the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of DDR's affairs;

(8) whether the shares of the series shall be convertible into common shares or shares of any other class;

(9) if the shares are convertible, the conversion rate(s) or price(s), any adjustments to the rate or price and all other terms and conditions upon which such conversion may be made; and

(10) restrictions on the issuance of shares of the same or any other class or series.

The nonvoting preferred shares, upon issuance against full payment of the purchase price, will be fully paid and nonassessable and will have no preemptive rights.

Rank

All nonvoting preferred shares will be equal to all other nonvoting preferred shares and, if authorized, the DDR Voting Preferred Shares, with respect to dividend rights (subject to dividends on Noncumulative Shares being noncumulative) and rights upon DDR's liquidation, dissolution or winding-up.

The nonvoting preferred shares and, if authorized, the DDR Voting Preferred Shares, will be:

- senior to all classes of common shares and to all other equity securities ranking junior to such DDR preferred shares with respect to dividend rights and rights upon DDR's liquidation, dissolution or winding-up;

- equal to all of DDR's equity securities the terms of which specifically provide that such equity securities are equal to the DDR preferred shares with respect to dividend rights and rights upon DDR's liquidation, dissolution or winding-up; and

- junior to all of DDR's equity securities the terms of which specifically provide that such equity securities rank senior to the DDR preferred shares with respect to dividend rights and rights upon DDR's liquidation, dissolution or winding-up.

Dividends

The holders of each series of each class of nonvoting preferred shares are entitled to receive, if, when and as declared, out of funds legally available for payment, dividends in cash at the rate determined for such series in preference to the holders of common shares and of any other class of shares ranking junior to the nonvoting preferred shares. Dividends shall be payable on the date fixed for such series. Dividends with respect to each series of Class A Shares, Class B Shares, Class C Shares, Class D Shares, Class E Shares, Class F Shares, Class G Shares, Class H Shares, Class I Shares, Class J Shares and Class K Shares, as well as the Voting Preferred Shares, will be cumulative from the dates fixed for the series. Dividends will be payable to holders of record as they appear on DDR's stock transfer books on the record dates fixed by DDR's board of directors. Any dividend payment made on such preferred shares will first be credited against the earliest accumulated but unpaid dividend due with respect to such shares which remains payable.

The holders of the DDR Voting Preferred Shares will be entitled to receive, when and as declared by DDR's board of directors, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the rate of $9^{3}/_{8}\%$ of the liquidation preference per year (equivalent to $2.34 per year per Voting Preferred Share). Such dividends will be cumulative from the first day of the fiscal quarter in which the merger is closed and will be payable quarterly in arrears on March 31, June 30, September 30 and December 31 or, if not a business day, the next succeeding business day (each, a "Dividend Payment Date"). Any dividend payable on the Voting Preferred Shares for any partial dividend period will be computed on the basis of the 360-day year consisting of twelve 30-day months. DDR will pay dividends received to the record holders of the DDR Voting Preferred Shares as of the close of business on the applicable record date, which shall be the fifteenth day of the calendar month in which the applicable Dividend Payment Date falls or on such other date designated by DDR's board of directors for the payment of dividends that is not more than 45 nor less than 10 days prior to such Dividend Payment Date (each, a "Dividend Record Date").

Dividends on the DDR preferred shares will accumulate whether or not DDR has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Accumulated but unpaid dividends on the DDR preferred shares will not bear interest.

If DDR preferred shares are outstanding, dividends may not be paid or declared or set apart for any series of DDR preferred shares for any dividend period unless at the same time:

(1) a proportionate dividend for the dividend periods terminating on the same or any earlier date for all issued and outstanding shares of all series of such class entitled to receive such dividend (but, if such series are series of Noncumulative Shares, then only with respect to the current dividend period), ratably in proportion to the respective annual dividend rates fixed therefor, have been paid or declared or set apart; and

(2) the dividends payable for the dividend periods terminating on the same or any earlier date for all other classes of issued and outstanding DDR preferred shares entitled to receive such dividends (but, with respect to Noncumulative Shares, only with respect to the then current dividend period), ratably in proportion to the respective dividend rates fixed therefor, have been paid or declared or set apart.

If any series of DDR preferred shares is outstanding, a dividend shall not be paid or declared or any distribution made in respect of the common shares or any other shares ranking junior to such series of DDR preferred shares, and common shares or any other shares ranking junior to such series of DDR preferred shares shall not be purchased, retired or otherwise acquired by DDR unless:

(1) all accrued and unpaid dividends on all classes of outstanding DDR preferred shares, including the full dividends for all current dividend periods for the nonvoting preferred shares (except, with respect to Noncumulative Shares, for the then-current dividend period only), have been declared and paid or a sum sufficient for payment thereof set apart; and

(2) with respect to the nonvoting preferred shares, there are no arrearages with respect to the redemption of any series of any class of DDR preferred shares from any sinking fund provided for such class in accordance with the DDR articles of incorporation. However, common shares and any other shares ranking junior to such series of DDR preferred shares may be purchased, retired or otherwise acquired using the proceeds of a sale of common shares or other shares junior to such DDR preferred shares received subsequent to the first date of issuance of such DDR preferred shares. In addition, DDR may pay or declare or distribute dividends payable in common shares or other shares ranking junior to such DDR preferred shares.

The preceding restrictions on the payment of dividends or other distributions on, or on the purchase, redemption, retirement or other acquisition of, common shares or any other shares ranking equal to or junior to any class of DDR preferred shares will be inapplicable to:

(1) any payments in lieu of issuance of fractional shares, upon any merger, conversion, stock dividend or otherwise, in the case of the nonvoting preferred shares;

(2) the conversion of DDR preferred shares into common shares; or

(3) the exercise of DDR's rights to repurchase shares of capital stock in order to preserve DDR's status as a REIT under the Internal Revenue Code.

When dividends are not paid in full (or a sum sufficient for full payment is not set apart) upon the DDR preferred shares of any series and the shares of any other series of DDR preferred shares ranking on a parity as to dividends with such series, all dividends declared upon DDR preferred shares of such series and any other series of DDR preferred shares ranking on a parity as to dividends with such DDR preferred shares shall be declared pro rata so that the amount of dividends declared per share on the shares of such series of DDR preferred shares shall in all cases bear to each other the same ratio that accrued dividends per share on the DDR preferred shares of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods for Noncumulative Shares) and such other series bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on DDR preferred shares of such series which may be in arrears.

Any dividend payment made on DDR preferred shares will first be credited against the earliest accrued but unpaid dividend due with respect to such shares that remains payable.

Redemption

Nonvoting Preferred Shares.

If DDR's board of directors so provides in the applicable amendment to the DDR articles of incorporation, a series of nonvoting preferred shares will be subject to mandatory redemption or redemption at DDR's option, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such amendment.

The amendment to the DDR articles of incorporation fixing the terms for a series of nonvoting preferred shares subject to mandatory redemption will specify the number of such nonvoting preferred shares that will be redeemed by DDR in each year commencing after a date to be specified. The amendment will also specify a redemption price per share. The redemption price per share will include an amount equal to all accrued and unpaid dividends on such nonvoting preferred shares as of the date of redemption; however, the redemption price of Noncumulative Shares will include only unpaid dividends for the current dividend period. The redemption price may be payable in cash or other property, as specified in the applicable amendment.

DDR may not purchase or redeem for sinking fund purposes or otherwise less than all of a class of outstanding nonvoting preferred shares except in accordance with a stock purchase offer made to all holders of record of such class, unless all dividends on that class of outstanding nonvoting preferred shares for previous and current dividend periods (except, in the case of Noncumulative Shares, dividends for the current dividend period only) have been declared and paid or funds set apart and all accrued sinking fund obligations applicable thereto have been complied with. However, DDR may repurchase shares of capital stock in order to maintain DDR's qualification as a REIT under the Internal Revenue Code.

If fewer than all of DDR's outstanding shares of any class of nonvoting preferred shares are to be redeemed, DDR will determine the number of shares to be redeemed. DDR's board of directors will determine the manner for selecting by lot the shares to be redeemed.

DDR will mail notice of redemption at least 30 days but not more than 60 days before the redemption date to each holder of record of a preferred share to be redeemed at the address shown on DDR's stock transfer books. If fewer than all the nonvoting preferred shares of any series are to be redeemed, the notice of redemption will also specify the number of nonvoting preferred shares to be redeemed from each holder. If notice of redemption of any nonvoting preferred shares has been given and if the funds necessary for such redemption have been set aside by DDR in trust for the benefit of the holders of the nonvoting preferred shares to be redeemed, dividends will cease to accrue on such nonvoting preferred shares. In addition, the holders of nonvoting preferred shares to be redeemed will cease to be shareholders with respect to such shares and will have no right or claim against DDR with respect to such shares as of the redemption date. However, such holders will have the right to receive the redemption price without interest or to exercise before the redemption date any unexercised privileges of conversion.

The terms of redemption for the existing classes of DDR preferred shares are included in the DDR articles of incorporation that is filed as an exhibit to the registration statement of which this joint proxy statement/prospectus is a part.

Voting Preferred Shares.

DDR may not redeem the DDR Voting Preferred Shares prior to September 15, 2003. On and after September 15, 2003, at DDR's option, upon not less than 30 nor more than 60 days' written notice, DDR may redeem the DDR Voting Preferred Shares, in whole or in part, at any time or from time to time, for cash at a redemption price of $25 per share, plus all accumulated and unpaid dividends thereon to the date fixed for redemption (except as provided below), without interest. The redemption price of the DDR Voting Preferred Shares (other than the portion thereof consisting of accumulated and unpaid dividends) is payable solely out of the sale proceeds of DDR's other capital shares. For purposes of the preceding sentence, "capital shares" means any common shares, preferred shares, depositary shares, participations or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable for equity securities) or options to purchase any of the foregoing. Holders of DDR Voting Preferred Shares to be redeemed shall surrender such shares at the place designated in such notice and shall be entitled to the redemption price and any accumulated and unpaid dividends payable upon such redemption following such surrender. If fewer than all the outstanding Voting Preferred Shares are to be redeemed, the Voting Preferred Shares to be redeemed shall be selected by lot, pro rata or by any other equitable method determined by DDR.

Unless full cumulative dividends on all DDR Voting Preferred Shares shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment, no DDR Voting Preferred Shares shall be redeemed unless all outstanding DDR Voting Preferred Shares are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of DDR Voting Preferred Shares from persons owning in the aggregate 9.8% or more of any class of DDR's outstanding DDR Voting Preferred Shares pursuant to provisions of DDR's articles of incorporation or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding DDR Voting Preferred Shares.

DDR will give holders of DDR Voting Preferred Shares written notice of the redemption of the DDR Voting Preferred Shares stating the redemption date, the redemption price, the place of payment thereof and that dividends on the shares to be redeemed will cease to accrete on such redemption date. If less than all the DDR Voting Preferred Shares held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of DDR Voting Preferred Shares to be redeemed.

The holders of DDR Voting Preferred Shares at the close of business on a Dividend Record Date will be entitled to receive the dividend payable with respect to the underlying DDR Voting Preferred Shares on the corresponding Dividend Payment Date notwithstanding the redemption thereof between such Dividend Record Date and the corresponding Dividend Payment Date or DDR's default in the payment of the dividend due. Except as provided above, DDR will make no payment or allowance for unpaid dividends, whether or not in arrears, on DDR Voting Preferred Shares called for redemption.

The DDR Voting Preferred Shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption.

Liquidation Preference

In the event of DDR's voluntary liquidation, dissolution or winding-up, the holders of any series of any class of DDR preferred shares shall be entitled to receive in full out of DDR's assets, including its capital, before any amount shall be paid or distributed among the holders of the common shares or any other shares ranking junior to such series, the amounts fixed by DDR's board of directors with respect to such series and set forth in the applicable amendment to the DDR articles of incorporation. In addition, each holder will receive an amount equal to all dividends accrued and unpaid on that series of DDR preferred shares to the date of payment of the amount due pursuant to DDR's liquidation, dissolution or winding-up. However, holders of Noncumulative Shares will only receive dividends for the current dividend period. After holders of the DDR preferred shares are paid the full preferential amounts to which they are entitled, they will have no right or claim to any of DDR's remaining assets.

Upon any such voluntary liquidation, dissolution or winding-up, the holders of the Voting Preferred Shares will be entitled to be paid out of DDR's assets legally available for distribution to DDR's shareholders a liquidation preference of $25 per share, plus an amount equal to any accumulated and unpaid dividends to the date of payment.

If liquidating distributions are made in full to all holders of DDR preferred shares, DDR's remaining assets will be distributed among the holders of any other classes or series of capital stock ranking junior to the DDR preferred shares upon liquidation, dissolution or winding-up. The distributions will be made according to the holders' respective rights and preferences and, in each case, according to their respective numbers of shares. DDR's merger or consolidation into or with any other corporation, or the sale, lease or conveyance of all or substantially all of DDR's assets, shall not constitute a dissolution, liquidation or winding-up.

Voting Rights

Nonvoting Preferred Shares.

Holders of nonvoting preferred shares will not have any of the voting rights provided to the holders of DDR Voting Preferred Shares, or any other voting rights other than the voting rights described below that apply to all DDR preferred shares, whether nonvoting or voting, and as from time to time required by law.

If and when DDR is in default in the payment of (or, with respect to noncumulative shares, have not paid or declared and set aside a sum sufficient for the payment of) dividends on any series of any class of outstanding nonvoting preferred shares, for dividend payment periods, whether consecutive or not, which in the aggregate contain at least 540 days, all holders of shares of such class, voting separately as a class, together and combined with all other DDR preferred shares upon which like voting rights have been conferred and are exercisable, will be entitled to elect a total of two members of DDR's board of directors. This voting right shall be vested and any additional directors shall serve until all accrued and unpaid dividends (except, with respect to Noncumulative Shares, only dividends for the then current dividend period) on such outstanding DDR preferred shares have been paid or declared and a sufficient sum set aside for payment thereof.

The affirmative vote of the holders of at least two-thirds of a class of outstanding nonvoting preferred shares, voting separately as a class, shall be necessary to effect either of the following:

(1) The authorization, creation or increase in the authorized number of any shares, or any security convertible into shares, senior to such class of nonvoting preferred shares; or

(2) Any amendment, alteration or repeal, whether by merger, consolidation or otherwise, of any of the provisions of the DDR articles of incorporation or the code of regulations which adversely and materially affects the preferences or voting or other rights of the holders of such class of nonvoting preferred shares which are set forth in the DDR articles of incorporation. However, the amendment of the DDR articles of incorporation to authorize, create or change the authorized or outstanding number of a class of such preferred shares or of any shares ranking on a parity with or junior to such class of preferred shares does not adversely and materially affect preferences or voting or other rights of the holders of such class of preferred shares. In addition, amending the code of regulations to change the number or classification of DDR's directors does not adversely or materially affect preferences or voting rights or other rights. Voting shall be done in person at a meeting called for one of the above purposes or in writing by proxy.

The preceding voting provisions will not apply if, at or prior to the time of the action with respect to which such vote would be required, all outstanding shares of such series of DDR preferred shares have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

Voting Preferred Shares.

If and when DDR is in default in the payment of (or, with respect to noncumulative shares, have not paid or declared and set aside a sum sufficient for the payment of) dividends on the DDR Voting Preferred Shares, for at least six dividend payment periods, whether or not consecutive, all holders of shares of such class, voting separately as a class, together and combined with all other DDR preferred shares upon which like voting rights have been conferred and are exercisable, will be entitled to elect a total of two members of DDR's board of directors. This voting right shall be vested and any additional directors shall serve until all accrued and unpaid dividends (except, with respect to Noncumulative Shares, only dividends for the then current dividend period) on such outstanding DDR preferred shares have been paid or declared and a sufficient sum set aside for payment thereof.

The affirmative vote of the holders of at least two-thirds of a class of the outstanding Voting Preferred Shares, voting separately as a class, shall be necessary to effect either of the following:

(1) Any amendment, alteration or repeal of any of the provisions of, or the addition of any provision to, the Amended and Restated Articles of Incorporation or the Code of Regulations of the Corporation, whether by merger, consolidation or otherwise (an "Event") that materially adversely affects the voting powers, rights or preferences of the holders of the Voting Preferred Shares; provided, however, that the amendment of the provisions of the Amended and Restated Articles of Incorporation (A) so as to authorize or create, or to increase the authorized amount of, or issue, any shares ranking junior to the Voting Preferred Shares or any shares of any class or series of shares ranking on a parity with the Voting Preferred Shares or (B) with respect to the occurrence of any Event, so long as the Voting Preferred Shares remain outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of the Event, the Corporation may not be the surviving entity, shall not in either case be deemed to materially adversely affect the voting power, rights or preferences of the holders of Voting Preferred Shares; or

(2) The authorization, creation of, increase in the authorized amount of, or issuance of any shares of any class or series of shares ranking senior to the Voting Preferred Shares or any security convertible into shares of any class or series of shares raking senior to the Voting Preferred Shares (whether or not such class or series of shares ranking senior to the Voting Preferred Shares is currently authorized.

The preceding voting provisions will not apply, if at or prior to the time of the action with respect to which such vote would be required, all outstanding shares of such series of Voting Preferred Shares have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

In addition to the foregoing, the holders of Voting Preferred Shares shall be entitled to vote on all matters (for which holders of DDR common shares shall be entitled to vote thereon) at all meetings of the shareholders at the Corporation, and shall be entitled to one vote for each Voting Preferred Share entitled to vote at such meeting.

General.

Without limiting the provisions described above, under Ohio law, holders of each class of DDR preferred shares will be entitled to vote as a class on any amendment to the DDR articles of incorporation, whether or not they are entitled to vote thereon by the DDR articles of incorporation, if the amendment would:

(1) increase or decrease the par value of the shares of such class;

(2) change the issued shares of such class into a lesser number of shares of such class or into the same or different number of shares of another class;

(3) change or add to the express terms of the shares of the class in any manner substantially prejudicial to the holders of such class;

(4) change the express terms of any class of issued shares senior to the particular class in any manner substantially prejudicial to the holders of shares of the particular class;

(5) authorize shares of another class that are convertible into, or authorize the conversion of shares of another class into, shares of the particular class, or authorize the directors to fix or alter conversion rights of shares of another class that are convertible into shares of the particular class;

(6) reduce or eliminate DDR's stated capital;

(7) substantially change DDR's purposes; or

(8) change DDR into a nonprofit corporation.

If, and only to the extent that, (1) a class of DDR preferred shares is issued in more than one series and (2) Ohio law permits the holders of a series of a class of capital stock to vote separately as a class, the affirmative vote of the holders of at least two-thirds of each series of such class of outstanding DDR preferred shares, voting separately as a class, shall be required for any amendment, alteration or repeal, whether by merger, consolidation or otherwise, of any of the provisions of the DDR articles of incorporation or the code of regulations which adversely and materially affects the preferences or voting or other rights of the holders of such series as set forth in the DDR articles of incorporation. However, the amendment of the DDR articles of incorporation so as to authorize, create or change the authorized or outstanding number of a class of DDR preferred shares or of any shares ranking equal to or junior to such class of DDR preferred shares does not adversely and materially affect the preference or voting or other rights of the holders of such series. In addition, amendment of the code of regulations to change the number or classification of DDR's directors does not adversely and materially affect the preference or voting or other rights of the holders of such series.

Conversion Rights

The terms and conditions, if any, upon which shares of any series of any class of nonvoting preferred shares are convertible into common shares will be, or have been, set forth in the relating amendment to the DDR articles of incorporation.

The Voting Preferred Shares are not convertible into or exchangeable for any of DDR's other property or securities.

Restrictions on Ownership

In order for DDR to qualify as a REIT under the Internal Revenue Code, not more than 50% in value of DDR's outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of a taxable year. Individual is defined in the Internal Revenue Code to include certain entities. In addition, DDR's capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. DDR also must satisfy certain other requirements. For more information on restrictions on ownership, see "Description of DDR Common Shares — Restrictions on Ownership."

To assure that five or fewer individuals do not own more than 50% in value of DDR's outstanding preferred shares, DDR's articles of incorporation provide that, subject to certain exceptions, no one may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than 9.8% (the "preferred shares ownership limit") of any series of any class of DDR's outstanding preferred shares. In addition, because rent from a related party tenant is not qualifying rent for purposes of the gross income tests under the Internal Revenue Code, the DDR articles of incorporation provide that no individual or entity may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, in excess of 9.8% of DDR's outstanding shares of any series of any class of preferred shares (the "preferred shares related party limit"). The attribution provisions of the Internal Revenue Code applied to related party tenants differ from the attribution provisions applied to the preferred shares ownership limit. A related party tenant is any tenant of which 10% is owned, directly or constructively, by a REIT, including an owner of 10% or more of a REIT. DDR's board of directors may waive the preferred shares ownership limit and the preferred shares related party limit if it obtains such representations and undertakings from the applicant with respect to preserving DDR's REIT status as are reasonably necessary to ascertain that such ownership will not jeopardize DDR's REIT status.

The preceding restrictions on transferability and ownership of preferred shares may not apply if DDR's board of directors determines that it is no longer in DDR's best interests to attempt to qualify, or to continue to qualify, as a REIT. Even if the REIT provisions of the Internal Revenue Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased, the preferred shares ownership limit and the preferred shares related party limit will not be automatically removed. Any change in the preferred shares ownership limit would require an amendment to the articles of incorporation, even if DDR's board of directors determines that maintenance of REIT status is no longer in DDR's best interests. Amendments to DDR's articles of incorporation require the affirmative vote of holders owning not less than a majority of DDR's outstanding common shares. If it is determined that an amendment would materially and adversely affect the holders of any class of preferred shares, such amendment would also require the affirmative vote of holders of not less than two-thirds of such class of preferred shares.

If preferred shares in excess of the preferred shares ownership limit or the preferred shares related party limit are issued or transferred to any person, such issuance or transfer will be null and void to the intended transferee, and the intended transferee will acquire no rights to the shares. In addition, if an issuance or transfer would cause DDR's shares to be beneficially or constructively owned by fewer than 100 persons or would result in DDR's being "closely held" within the meaning of Section 856(h) of the Internal Revenue Code, such issuance or transfer will be null and void to the intended transferee, and the intended transferee will acquire no rights to the shares. DDR preferred shares transferred or proposed to be transferred in excess of the preferred shares ownership limit or the preferred shares related party limit or which would otherwise jeopardize DDR's REIT status will be subject to repurchase by DDR. The purchase price of such nonvoting preferred shares will be equal to the lesser of (1) the price in such proposed transaction and (2) the fair market value of such shares reflected in the last reported sales price for the shares on the trading day immediately preceding the date on which DDR or DDR's designee determine to exercise DDR's repurchase right if the shares are listed on a national securities exchange, or such price for the shares on the principal exchange if the shares are then listed on more than one national securities exchange. If the shares are not listed on a national securities exchange, the purchase price will be equal to the lesser of (1) the price in such proposed transaction and (2) the latest bid quotation for the shares if the shares are then traded over the counter, or, if such quotation is not available, the fair market value as determined by DDR's board of directors in good faith, on the last trading day immediately preceding the day on which notice of such proposed purchase is sent by DDR.

From and after the date fixed for DDR's purchase of such DDR preferred shares, the holder will cease to be entitled to distributions, voting rights and other benefits with respect to such shares except the right to payment of the purchase price for the shares. Any dividend or distribution paid to a proposed transferee on such DDR preferred shares must be repaid to DDR upon demand. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee of any such DDR preferred shares may be deemed, at DDR's option, to have acted as DDR's agent in acquiring such DDR preferred shares and to hold such DDR preferred shares on DDR's behalf.

All certificates for DDR preferred shares will bear a legend referring to the restrictions described above.

The DDR articles of incorporation provide that all persons who own, directly or by virtue of the attribution provisions of the Internal Revenue Code, more than 5% of the DDR preferred shares shall upon demand disclose to DDR in writing such information with respect to the direct, indirect and constructive ownership of shares that DDR's board of directors deems necessary to comply with the provisions of the Internal Revenue Code as applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

COMPARISON OF RIGHTS OF DDR SHAREHOLDERS AND JDN SHAREHOLDERS

As a result of the merger, JDN common shareholders will receive 0.518 of a DDR common share in exchange for each outstanding share of JDN common stock. Holders of JDN Series A Preferred Stock will receive one newly created DDR Voting Preferred Share for each outstanding share of JDN Series A Preferred Stock. The following is a summary of certain material differences between the rights of holders of JDN common stock and JDN Series A Preferred Stock and the rights of holders of DDR common shares and DDR Voting Preferred Shares. These differences arise in part from the differences between Maryland law governing business corporations, including the Maryland General Corporation Law, commonly referred to as the MGCL, and Ohio law governing business corporations, including the Ohio General Corporation Law, commonly referred to as the OGCL. Additional differences arise from the governing instruments of the two companies (in the case of JDN, its articles of incorporation and bylaws, in each case, as amended and restated, and, in the case of DDR, its articles of incorporation and its code of regulations). After completion of the merger, the rights of JDN shareholders who become DDR shareholders will be governed by DDR's articles of incorporation, DDR's code of regulations, and Ohio law. JDN shareholders are urged to read the full text of DDR's articles of incorporation and code of regulations, which are set forth as exhibits to the registration statement of which this joint proxy statement/prospectus is a part. The following description of the material provisions of DDR's articles of incorporation and code of regulations and JDN's articles of incorporation and bylaws is qualified in its entirety by reference to those documents, which are incorporated by reference. Although it is impractical to compare all of the aspects in which Maryland law and Ohio law and JDN's and DDR's governing instruments differ with respect to shareholders' rights, the following discussion summarizes certain significant differences between them. See "Where You Can Find More Information on page 111."

Authorized Capital Shares:

DDR

DDR's articles of incorporation authorize the following classes of shares:

- 100,000,000 common shares;
- 750,000 Class A cumulative preferred shares (the "Class A Shares");
- 750,000 Class B cumulative preferred shares (the "Class B Shares");
- 750,000 Class C cumulative preferred shares (the "Class C Shares");
- 750,000 Class D cumulative preferred shares (the "Class D Shares");
- 750,000 Class E cumulative preferred shares (the "Class E Shares");
- 750,000 Class F cumulative preferred shares (the "Class F Shares");
- 750,000 Class G cumulative preferred shares (the "Class G Shares");
- 750,000 Class H cumulative preferred shares (the "Class H Shares");
- 750,000 Class I cumulative preferred shares (the "Class I Shares");
- 750,000 Class J cumulative preferred shares (the "Class J Shares");
- 750,000 Class K cumulative preferred shares (the "Class K Shares"); and
- 750,000 noncumulative preferred shares (the "Noncumulative Shares," and together with the Class A Shares, the Class B Shares, the Class C Shares, the Class D Shares, the Class E Shares, the Class F Shares, the Class G Shares, the Class H Shares, the Class I Shares, the Class J Shares and the Class K Shares collectively referred to as the "nonvoting preferred shares").

In addition, if the proposed amendments to the articles of incorporation are approved, there will be 200,000,000 authorized common shares, and 2,000,000 DDR Voting Preferred Shares.

JDN

JDN's articles of incorporation authorize the following classes of shares:

- 150,000,000 common shares;
- 2,300,000 shares of Series A Preferred Stock; and
- 17,700,000 authorized, but unissued preferred shares.

Public Market for the Shares:

DDR

DDR common shares are listed on the NYSE.

JDN

JDN common stock is listed on the NYSE.

Size of the Board of Directors:

DDR

The OGCL provides that the board of directors

JDN

The MGCL provides that each Maryland

of an Ohio corporation with more than two shareholders must consist of three or more individuals, with the number specified in or fixed in accordance with the articles of incorporation or code of regulations of the corporation. DDR's code of regulations provides that the number of directors may not be fewer than three nor greater than 15. Currently there are ten directors, but if the proposal to increase the number of directors is approved, then there will be 11 directors. The articles of incorporation provide that at least a majority of the members of the board of the directors must at all times, except during the period of a vacancy, be independent directors who are neither employees nor affiliates of DDR.

corporation must have at least one director, with the number specified in or fixed in accordance with the articles of incorporation or bylaws of the corporation. Corporations that have elected to be governed by the unsolicited takeover statute are subject to special rules regarding the size of the board of directors (JDN has not made this election). A majority of the board must consist of independent directors. JDN's bylaws provide that the number of directors may not be fewer than three nor greater than nine. If at any time the corporation has less than three shareholders, the number of directors of the corporation may be less than three but not less than the number of shareholders. Currently, there are six directors.

Classes of Directors:

A classified board of directors is one in which some, but not all, of the directors are elected on a rotating basis each year. The purpose of staggering the terms of members of a board of directors is to promote stability and continuity within the board of directors. However, staggering the terms of directors also has the effect of decreasing the number of directors that may otherwise be elected by shareholders in a given year, and, therefore, may have the effect of precluding a contest for the election of directors or may delay, prevent or make more difficult changes in control of a corporation.

DDR

The OGCL permits, but does not require, an Ohio corporation to provide in its articles of incorporation or code of regulations for a classified board of directors. DDR's code of regulations does not provide for a classified board of directors.

JDN

The MGCL permits, but does not require, a Maryland corporation to provide in its articles of incorporation or bylaws for a classified board of directors. Corporations that have elected to be governed by the unsolicited takeover statute are subject to special rules regarding the classes of directors (JDN has not made that election). JDN's bylaws divide the JDN board of directors into three classes, equal or approximately equal in number, with each class of directors serving a staggered term of three years.

Election of the Board of Directors:

DDR

The OGCL provides that only those individuals nominated as directors may be elected as directors. DDR's code of regulations does not specify advance notice requirements for nominating directors. With respect to the election of a director, if a quorum is present, the nominee receiving the greatest number of votes is elected as director.

JDN

The MGCL provides that, unless the charter or bylaws of a corporation provide otherwise, the nominee receiving the greatest number of all the votes cast at a shareholder meeting at which a quorum is present will be elected director. JDN's bylaws do not alter this provision. The MGCL does not contain a requirement that only those individuals nominated as directors may be elected as directors, but if a shareholder does wish to nominate a director, he or she must provide advance notice of the nomination to the corporation. JDN's bylaws provide that only those persons who are nominated either by the nominating committee or by shareholders may be elected as directors at an annual meeting of the shareholders.

Vacancies on the Board of Directors:

DDR

The OGCL provides that vacancies, including vacancies resulting from an increase in the number of directors, on an Ohio corporation's board of directors may be filled by a majority of the remaining directors of the corporation, unless the governing documents of the corporation provide otherwise. If the remaining directors constitute less than a quorum of the board of directors, then the remaining directors may fill vacancies by a majority vote. DDR's code of regulations provides that vacancies on the board of directors may be filled by a majority vote of the remaining directors until an election to fill such vacancies is had. Shareholders entitled to elect directors have the right to fill any vacancy in the board (whether the same has been temporarily filled by the remaining directors or not) at any meeting of the shareholders called for that purpose, and any directors elected at the meeting of shareholders will serve until the next annual election of directors and until their successors are elected and qualified.

JDN

The MGCL provides that shareholders may elect a successor to fill a vacancy on the board of directors which results from the removal of a director. Unless the articles of incorporation or bylaws provide otherwise, a majority of the remaining directors, whether or not sufficient to constitute a quorum, may fill a vacancy on the board of directors which results from removal for any cause except an increase in the number of directors, which requires the vote of a majority of the entire board of directors. JDN's bylaws do not alter these provisions.

Removal of Directors:

DDR

The OGCL provides that directors of an Ohio corporation may only be removed for cause by the affirmative vote of the holders of a majority of the voting power entitling holders to elect directors in place of those to be removed, except that, unless all of the directors or all of the directors of a particular class are removed, no individual director may be removed if the votes of a sufficient number of shares are cast against the director's removal that, if cumulatively voted at an election of all of the directors, or all of the directors of a particular class, as the case may be, would be sufficient to elect at least one director, unless the governing documents of the corporation provide that no director may be removed from office or that removal of directors requires a greater vote than described above.

DDR's code of regulations provides that all the directors or any individual director may be removed from office, without assigning any cause, by the vote of the holders of a majority of the voting power entitling them to elect directors in place of those to be removed, provided that unless all the directors

JDN

The MGCL provides that, unless otherwise provided in the articles of incorporation, the shareholders of a corporation may remove any director, with or without cause, by the affirmative vote of a majority of all the votes entitled to be cast generally for the election of directors, except if a corporation has cumulative voting for the election of directors and less than the entire board is to be removed, a director may not be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there is more than one class of directors, at an election of the class of directors of which he is a member. Unless otherwise provided in the charter of the corporation, if the directors have been divided into classes, a director may not be removed without cause. Corporations that have elected to be governed by the unsolicited takeover statute are subject to special rules regarding removal of directors (JDN has not made that election).

JDN's articles of incorporation provide that a

are removed, no individual director will be removed in case the votes of a sufficient number of shares are cast against his removal which, if cumulatively voted at an election of all the directors, would be sufficient to elect at least one director. In case of any such removal, a new director may be elected at the same meeting for the unexpired term of each director removed.

director of the corporation may be removed only for cause (1) by the vote of holders of 75% of the shares of the corporation entitled to vote, or (2) by the unanimous vote of all of the other members of the board of directors.

Provisions Affecting Control Share Acquisitions and Business Combinations:

DDR

Chapter 1704 of the Ohio Revised Code prohibits an "interested shareholder" from engaging in a wide range of business combinations (such as mergers and significant asset sales) with an "issuing public corporation" for three years after the date on which a shareholder becomes an interested shareholder (the "share acquisition date"), unless the directors of the corporation approved the transaction or the share purchase by the interested shareholder prior to the share acquisition date. If the transaction was not previously approved, the interested shareholder may effect a transaction after the three-year period only if the transaction is approved by the affirmative vote of two-thirds of the voting power of the corporation and by the affirmative vote of the holders of at least a majority of the disinterested shares or if the offer meets certain fair price criteria.

Chapter 1704 of the Ohio Revised Code restrictions do not apply if an Ohio corporation, by action of its shareholders holding at least two-thirds of the voting power of the corporation, adopts an amendment to its articles of incorporation specifying that Chapter 1704 of the Ohio Revised Code will not be applicable to the corporation. DDR has not adopted this amendment.

DDR's articles of incorporation provide that, except as otherwise provided in DDR's articles of incorporation, any action requiring a two-thirds vote (or any other proportion) under Ohio law may be taken by the vote or consent of the holders of shares entitling them to exercise a majority of the voting power of the corporation or of such class or classes of shares thereof, unless the proportion specified by applicable Ohio law cannot be altered by the articles of incorporation.

Under Section 1701.831 of the Ohio Revised Code, unless the articles of incorporation or code of regulations of an Ohio corporation otherwise provide, any control share acquisition of an issuing

JDN

Maryland law prohibits a business combination between a corporation and any interested shareholder for five years following the most recent date upon which the shareholder became an interested shareholder, unless the transaction is approved in advance by the board of directors or otherwise exempted by the statute. Generally, an interested shareholder is anyone who owns 10% or more of the voting power of the corporation and the affiliates of such person. A merger of a corporation with an interested shareholder or any other corporation (whether or not such corporation is an interested shareholder) which is, or after the merger would be, an affiliate of the interested shareholder that was an interested shareholder prior to the transaction is considered a "business combination" unless it does not alter the contract rights of the stock as expressly set forth in the articles of incorporation, or change or convert in whole or in part the outstanding shares of stock of the corporation.

The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock as to which the acquiring person, officers of the corporation, and directors of the corporation who are employees of the corporation are entitled to exercise or direct the exercise of the voting power of the shares in the election of directors. "Control shares" are voting shares of stock which, if aggregated with all other shares of stock previously acquired by such person, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:
(1) one-tenth or more or less than one-third,
(2) one-third or more but less than a majority, or
(3) a majority or more of all voting power. Control shares do not include shares that the acquiring person is entitled to vote as a result of having

public corporation only can be made with the prior approval of the shareholders of the corporation. DDR's articles of incorporation expressly provide that the provisions of Section 1701.831 of the Ohio Revised Code will not apply.

previously obtained shareholder approval. A "control share acquisition" means the acquisition, directly or indirectly, of control shares, subject to certain exceptions.

A person who has made or proposes to make a "control share acquisition," upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of shareholders to be held within 50 days of such demand to consider the voting rights of the shares.

If voting rights are not approved at the meeting or if the acquirer does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any meeting of shareholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a shareholders' meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions generally applicable to the exercise of appraisal rights do not apply in the context of a control share acquisition.

The "control share acquisition" statute does not apply to shares acquired in a merger, consolidation, or share exchange if the corporation is a party to the transaction or to acquisitions approved or excepted by the charter or the bylaws of the corporation. The JDN articles of incorporation allow certain shareholders to hold up to 8.0% of the outstanding common or preferred shares of JDN.

Mergers, Acquisitions, Share Purchases and Other Transactions:

DDR

The OCGL generally requires approval of mergers, dissolution, dispositions of all or substantially all of an Ohio corporation's assets, and majority share acquisitions and combinations involving issuance of shares representing one-sixth or more of the voting power of the corporation

JDN

The MCGL requires approval of mergers, consolidations, share exchanges, and transfers by the shareholders of each corporation by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter, unless a different number, not less than a majority, is specified in the articles of

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immediately after the consummation of the transaction (other than so-called "parent-subsidiary" mergers), by two-thirds of the voting power of the corporation, unless the articles of incorporation of the corporation specify a different proportion (not less than a majority). DDR's articles of incorporation provide that the vote of a majority of the voting power of DDR (or majority of each class, if applicable) is required to approve these actions.

incorporation. Under certain circumstances, a merger may become effective without the approval of the surviving corporation. JDN's articles of incorporation do not provide for approval of a merger by a vote of less than two-thirds of the outstanding shares entitled to vote.

Notice of Shareholders' Meetings:

DDR

The OGCL requires an Ohio corporation to notify shareholders of the corporation of the time, place and purposes of shareholder meetings at least seven days but no more than 60 days prior to the date of the shareholders meeting, unless the articles of incorporation or code of regulations of the corporation specify a longer period. Upon request of an individual entitled to call a special shareholders meeting, the corporation must give shareholders notice of the special meeting to be held no less than seven nor more than 60 days after the receipt of the request. If notice is not given within 15 days of receipt of the request (or shorter or longer period as the articles of incorporation or code of regulations of the corporation specify), the individual calling the meeting may fix the time for the meeting and give notice to the other shareholders. DDR's code of regulations does not alter these provisions, but the code of regulations does allow any shareholder, either before or after any meeting, to waive any notice required to be given by law or by the code of regulations.

JDN

The MCGL requires the secretary of a Maryland corporation to give written notice to each shareholder of record entitled to vote at the meeting, and each other shareholder entitled by applicable law to notice of the meeting. The notice must state the place, date and time of the meeting and, if a special meeting, the purpose or purposes for which the meeting is to be held, not less than ten nor more than 90 days before each shareholder meeting. Shareholder meetings may be held at any place, as provided in the bylaws. JDN's bylaws do not alter these provisions.

Submission of Shareholder Proposals:

DDR

No provision for the submission of shareholder proposals is made in the OGCL, or in DDR's articles of incorporation or code of regulations.

JDN

The MCGL provides that the corporation's charter or bylaws may require any shareholder proposing a nominee for election as a director or any other matter for consideration at a meeting of the shareholders to provide advance notice of the nomination or proposal to the corporation of not more than 90 days before the date of the meeting, or, in the case of an annual meeting, 90 days before the first anniversary of the preceding year's annual meeting or the mailing date of the notice of the preceding year's annual meeting. The charter or bylaws may specify another time.

JDN's bylaws specify that to make a proposal,

a shareholder must give notice in writing to the secretary of the corporation. The notice must be received by the secretary not more than 120 calendar days nor less than 90 days before the first anniversary of the date on which the corporation first mailed its proxy statement to shareholders in connection with the prior year's annual meeting of shareholders. In the event that the number of directors to be elected to the board of directors is increased and there is no public announcement by the corporation naming the nominees or specifying the size of the increased board of directors at least 70 days prior to the first anniversary of the preceding year's annual meeting, a shareholder's notice will also be considered timely (but only with respect to nominees for any new positions created by such increase) if it is delivered to the secretary of the corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the corporation.

Special Meeting of Shareholders:

DDR

The OGCL provides that holders of at least 25% of the outstanding shares of an Ohio corporation (unless the code of regulations of the corporation specifies another percentage, which may in no case be greater than 50%), the directors of the corporation by action at a meeting or a majority of the directors acting without a meeting, the chairman of the board of the corporation, and the president of the corporation (or, in case of the president's death or disability, the vice president of the corporation authorized to exercise the authority of the president) have the authority to call special meetings of shareholders. DDR's code of regulations expressly provides that special meetings of DDR shareholders may be called by the president, the directors by action at a meeting, a majority of the directors acting without a meeting, or the holders of shares entitling them to exercise at least 25% of the voting power of the corporation entitled to be voted at the meeting. Calls for the meeting must specify the purpose, and no business other than that specified in the call may be considered at any special meeting.

JDN

Under Maryland law, a special meeting may be called by the president, the board of directors, or any person designated in the articles of incorporation or bylaws. Special meetings of the shareholders may also be called by the secretary of the corporation upon the written request of shareholders entitled to cast at least 25% of all the votes entitled to be cast at the meeting. However, unless requested by shareholders entitled to cast a majority of all the votes entitled to be cast at the meeting, the secretary is not required to call a special meeting if the matter to be considered at the meeting is substantially the same as a matter considered at a special meeting during the preceding 12 months. The articles of incorporation or bylaws may increase or decrease the percentage of votes shareholders must possess to request a special meeting. Corporations that have elected to be governed by the unsolicited takeover statute are subject to special rules regarding special meetings of the shareholders (JDN has not made that election).

JDN's bylaws state that the secretary of the corporation must call a special meeting of the shareholders on the written request of shareholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting. The request for a special meeting must state the purpose of the meeting and the matters proposed to be acted on at such meeting.

Shareholder Action Without a Meeting:

DDR

The OCGL provides that any action that may be taken by shareholders of an Ohio corporation at a meeting of shareholders may be taken without a meeting with the unanimous written consent of all shareholders entitled to vote at the meeting. DDR's code of regulations does not alter this provision.

JDN

Under Maryland law, common shareholders may act without a meeting if a written consent which describes the action is signed by all the shareholders entitled to vote on the matter and is filed with the records of the shareholders meeting. Unless the articles of incorporation provide otherwise, the holders of any other class of stock that is entitled to vote in the election of directors may act by the written consent of the holders of the shares necessary to approve the action if the corporation gives notice of the action to all shareholders within 10 days after the effective date of the action.

JDN's bylaws provide that an action may be taken without a meeting if the following are filed with the records of meetings of shareholders: a unanimous written consent which sets forth the action and is signed by each shareholder entitled to vote on the matter and a written waiver of any right to dissent signed by each shareholder entitled to notice of the meeting but not entitled to vote at such meeting. The affirmative vote of the number of shares which would be necessary to authorize or take action at a meeting of shareholders (a majority of votes cast at a meeting of shareholders at which a quorum is present (unless a greater number is required by MGCL, the articles of incorporation, or the bylaws)), is the act of the shareholders without a meeting.

Cumulative Voting:

Cumulative voting entitles each shareholder to cast an aggregate number of votes equal to the number of voting shares held, multiplied by the number of directors to be elected. Each shareholder or shareholder, as the case may be, may cast all of his, her or its votes for one nominee or distribute them among two or more nominees. The candidates (up to the number of directors to be elected) receiving the highest number of votes are elected.

DDR

The OGCL provides that each shareholder of an Ohio corporation has the right to vote cumulatively in the election of directors if certain notice requirements are satisfied, unless the articles of incorporation of a corporation are amended to eliminate cumulative voting for directors following their initial filing with the Ohio Secretary of State. DDR's articles of incorporation have not been

JDN

The MGCL provides that the articles of incorporation may include a provision for cumulative voting in the election of directors and the terms on which cumulative voting rights may be exercised. JDN's articles of incorporation do not provide for cumulative voting rights.

amended to eliminate the rights of shareholders to vote cumulatively in the election of directors.

Voting Rights:

DDR

Under the OGCL, except to the extent that the express terms of the shares of any class as an Ohio corporation provide otherwise, each outstanding share, regardless of class, entitles the shareholder to one vote on each matter properly submitted to shareholders of the corporation for their vote. DDR's articles of incorporation expressly provide that each DDR common share entitles its holder to one vote. For a description of the voting rights of holders of outstanding nonvoting preferred shares and of holders of the proposed class of Voting Preferred Shares, see "Description of DDR Preferred Shares — Voting Rights."

JDN

Under the MCGL, unless the articles of incorporation provide otherwise, each outstanding share of stock, regardless of class, is entitled to one vote on each matter submitted to a vote at a meeting of shareholders. However, a share is not entitled to be voted if any installment payment on it is overdue and unpaid. JDN's articles of incorporation do not change this provision. JDN's articles of incorporation also provide that when dividends are in arrears on the preferred stock, the holders of certain shares of preferred stock, voting as a single class regardless of series, shall be entitled to elect two additional directors to serve on the board of directors. In addition, certain preferred holders are also entitled to a vote whenever there is an event that could have a material adverse effect on the voting powers, rights, or preferences on the preferred stock.

DDR and JDN Shareholder Class Voting Rights:

DDR

The OGCL provides that holders of a particular class of shares of an Ohio corporation are entitled to vote as a separate class if the rights of that class are affected in certain respects by mergers, consolidations, or amendments to the articles of incorporation. DDR's articles of incorporation do not change this provision. For a description of the voting rights of holders of nonvoting preferred shares and of holders of the proposed class of Voting Preferred Shares, see "Description of DDR Preferred Shares — Voting Rights."

JDN

The MGCL provides that, unless the articles of incorporation or other provisions of the MGCL provide otherwise, if two or more classes of stock are entitled to vote separately on any matter that requires approval by two-thirds of all votes entitled to be cast, the matter must be approved by two-thirds of all the votes of each class. JDN's articles of incorporation do not alter this provision for common stock. However, the articles of incorporation provide that the different series of preferred shareholders, in certain situations where they are entitled to vote, are to vote as a single class.

Rights of Preferred and Special Shareholders:

DDR

Depending upon the terms of DDR preferred shares issued, a new issuance may dilute the voting rights of holders of DDR common shares and any holders of DDR preferred shares with preferences and rights superior to the rights of holders of DDR common shares and any previously issued DDR preferred shares. The authorized DDR preferred shares also may have possible antitakeover effects, because DDR could use the DDR preferred shares

JDN

Of the 20,000,000 shares of preferred stock authorized in JDN's articles of incorporation, JDN's board of directors has classified and designated 2,300,000 shares into a series designated as Series A Preferred Stock, $.01 par value per share. As of June 30, 2002, there were 2,000,000 shares of $9\frac{3}{8}\%$ Series A Preferred Stock outstanding.

in the adoption of a shareholder rights plan or other defensive measure. The proposed Voting Preferred Shares will have the same terms and rights as the JDN Series A Preferred Stock, including with respect to distribution and rights upon liquidation, dissolution or winding up, except that each Voting Preferred Share shall be entitled to cast one vote on all matters that holders of DDR common shares shall be entitled to vote on, but will otherwise be treated equally with all DDR nonvoting preferred shares.

Dividends:

DDR

The OGCL provides that dividends may be paid in cash, property or shares of an Ohio corporation's capital stock.

The OGCL provides that an Ohio corporation may pay dividends out of surplus in certain circumstances and must notify the shareholders of the corporation if a dividend is paid out of capital surplus.

JDN

A Maryland corporation generally may make distributions to its shareholders unless, after giving effect to the distribution, the corporation would not be able to pay its debts as they come due in the ordinary course of business or the corporation's total assets would be less than its total liabilities, plus, unless the charter permits otherwise, which the JDN articles of incorporation do not, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights of shareholders whose preferential rights on dissolution are superior to those receiving the distribution.

Rights of Dissenting Shareholders:

DDR

Under the OGCL, dissenting shareholders are entitled to appraisal rights in connection with the lease, sale, exchange, transfer or other disposition of all or substantially all of the assets of an Ohio corporation and in connection with certain amendments to the corporation's articles of incorporation. Shareholders of an Ohio corporation being merged into or consolidated with another corporation also are entitled to appraisal rights. In addition, shareholders of an acquiring corporation are entitled to appraisal rights in any merger, combination or majority share acquisition in which those shareholders are entitled to voting rights. The OGCL provides shareholders of an acquiring corporation with voting rights if the acquisition (a majority share acquisition) involves the transfer of shares of the acquiring corporation entitling the recipients of those shares to exercise one-sixth or more of the voting power of the acquiring corporation immediately after the consummation of the transaction.

JDN

Under Maryland law, shareholders have the right to demand and to receive payment of the fair value of their stock in the event of (1) a merger or consolidation, (2) a share exchange, (3) a transfer of assets in a manner requiring shareholder approval, (4) an amendment to the articles of incorporation altering contract rights of outstanding stock, as expressly set forth in the articles of incorporation, and substantially adversely affecting the shareholders' rights (unless the right to do so is reserved in the articles of incorporation), or (5) certain business combinations with interested shareholders which are subject to or exempted from the Maryland business combination statute (as discussed above) and in connection with the approval of voting rights of certain shareholders under the Maryland control share acquisition statute. Except with respect to certain business combinations and in connection with appraisal and dissenters' rights existing as a result of the Maryland control share statute, the right to demand and receive payment of fair value does not apply to

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The OGCL provides that a shareholder of an Ohio corporation must deliver a written demand to the corporation not later than ten days after the taking of the vote on the matter giving rise to appraisal rights.

(a) stock listed on a national securities exchange or a national market system security designated on an interdealer quotation system by the National Association of Securities Dealers, Inc., or designated for trading on the NASDAQ Small Cap Market, (b) stock of the successor in a merger (unless the merger alters the contract rights of the stock or converts the stock in whole or in part into something other than stock, cash or other interests), (c) stock that is not entitled to be voted on the transaction or the shareholder did not own the shares of stock on the record date for determining shareholders entitled to vote on the transaction, (d) the charter provides that the holders of the stock are not entitled to exercise the rights of an objecting shareholder, or (e) stock of an open-end investment company registered with the SEC under the Investment Company Act of 1940 and the stock is valued in the transaction at its net asset value. Except in the case of appraisal and dissenters' rights existing as a result of the Maryland control share acquisition statute, these rights are available only when the shareholder files with the corporation a timely, written objection to the transaction, and does not vote in favor of the transaction. In addition, the shareholder must make a demand on the successor corporation for payment of the stock within 20 days of the acceptance of articles by the Maryland State Department of Assessments and Taxation.

Shareholder Preemptive Rights:

DDR

The OGCL provides that the shareholders of an Ohio corporation do not have a preemptive right to acquire the corporation's unissued shares, except to the extent the articles of incorporation of the corporation permit. DDR's articles of incorporation expressly eliminate any preemptive rights, unless the board of directors from time to time so allows.

JDN

The MGCL provides that, unless the articles of incorporation expressly grant such rights to the shareholder, a shareholder does not have any preemptive right to subscribe to any additional issue of stock or any security convertible into an additional issue of stock. JDN's articles of incorporation do not give the shareholders any preemptive or preferential rights.

Inspection of Shareholder Lists:

DDR

Under the OCGL, shareholders of an Ohio corporation have the right, upon written demand stating the purpose, to examine, at any reasonable time and for any reasonable and proper purpose, the articles of incorporation of the corporation, the corporation's books and records of account, the corporation's minutes, the corporation's records of shareholders, and the corporation's voting trust

JDN

Under the MGCL, shareholders of a Maryland corporation may inspect and copy during usual business hours the bylaws, minutes of the proceedings of the shareholders, annual statements of affairs, and voting trust agreements on file at the corporation's principal office. If a shareholder makes a written request, the shareholder may obtain a statement showing all stock and securities issued by agreements, if any, on file with the corporation, and to make copies of these items. DDR's code of regulations authorizes the DDR board of directors to make reasonable rules and regulations prescribing under what conditions the books, records, accounts, and documents of DDR will be open to inspection by DDR shareholders.

The OGCL requires that, upon the request of a shareholder of an Ohio corporation at any meeting of shareholders, the corporation must produce at the meeting an alphabetically arranged list, or classified lists, of the shareholders of record as of the applicable record date that are entitled to vote.

the corporation within the previous 12 months. In addition, a person who owns at least five percent of the outstanding stock of any class of the corporation may inspect and copy the corporation's books of account and stock ledger during usual business hours, and may make a written request for a statement of the corporation's affairs.

JDN's bylaws provide that the officer or agent of the corporation who has charge of the stock ledger shall prepare, at least 10 days before each meeting of the shareholders, a complete list of the shareholders entitled to vote at the meeting. The list must be open to the examination of any shareholder for any purpose germane to the meeting for a period of at least 10 days prior to the meeting and at the meeting itself.

Liability of Directors and Officers:

DDR

The OGCL provides no provision limiting the liability of officers, employees or agents of an Ohio corporation. DDR's articles of incorporation also do not contain that type of provision. However, under the OGCL, a director of an Ohio corporation is not liable for monetary damages unless it is proved by clear and convincing evidence that the director's action or failure to act was undertaken with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation.

JDN

Under the MGCL, the articles of incorporation of a Maryland corporation may include any provision expanding or limiting the liability of its directors and officers to the corporation or its shareholders for money damages, but may not include any provision that restricts or limits the liability of its directors, officers, or shareholders to the extent that the person actually received an improper benefit (in money, property, or services), and to the extent that a judgment or other final adjudication is entered against the person based upon the person's action, or failure to act, that was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

JDN's articles of incorporation state that a director or officer of the corporation will not be personally liable to the corporation or its shareholders for money damages, subject to the above provisions relating to receipt of an improper benefit or an adverse final adjudication against the director or officer.

Duties of Directors:

DDR

The OGCL requires a director of an Ohio corporation to perform his or her duties as a director:

- in good faith;

- with the care an ordinarily prudent person in a like position would exercise under similar

JDN

The MGCL requires a director of a Maryland corporation to perform his or her duties as a director (including his or her duties as a member of a committee of the board on which he or she serves):

- in good faith;

circumstances; and

- in a manner the director reasonably believes to be in or not opposed to the best interests of the corporation.

The OGCL provides that a director will not be found to have violated his or her duties as a director, unless it is proved by clear and convincing evidence that the director has not acted in good faith, in a manner the director reasonably believes to be in or not opposed to the best interests of the corporation, or with the care that an ordinarily prudent person in a like position would use under similar circumstances. This standard applies in any action brought against a director, including actions involving or affecting a change or potential change in control, a termination or potential termination of the director's service as a director, or the director's service in any other position or relationship with the corporation.

- in a manner he or she reasonably believes to be in the best interests of the corporation; and

- with the care that an ordinarily prudent person in a like position would use under similar circumstances.

The MGCL provides that a person who performs their duties in accordance with the above standard has no liability by reason of being or having been a director of a corporation. An act of a director is presumed to satisfy the standard. Director actions relating to or affecting an acquisition or a potential acquisition of control of a corporation are not subject to a higher duty or greater scrutiny.

Indemnification of Directors and Officers:

DDR

The OGCL provides that an Ohio corporation may indemnify directors, officers, employees and agents of a corporation within prescribed limits, and must indemnify them under certain circumstances. The OGCL does not authorize payment by a corporation of judgments against a director, officer, employee or agent of a corporation after a finding of negligence or misconduct in a derivative suit absent a court order. Indemnification is required, however, to the extent the individual succeeds on the merits. In all other cases, if it is determined that a director, officer, employee or agent of the corporation acted in good faith and in a manner the individual reasonably believed to be in or not opposed to the best interests of the corporation, or, with respect to a criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful, indemnification is discretionary, except as otherwise provided by a corporation's articles of incorporation, or code of regulations, or by contract, and except with respect to the advancement of expenses to directors (as discussed in the next paragraph). In the case of an action by or on behalf of a corporation, indemnification may not be made (1) if the person seeking indemnification is adjudged liable for negligence or misconduct, unless the court in which such action was brought determines such person is fairly and reasonably entitled to indemnification, or (2) if the liability

JDN

In Maryland, expenses may be advanced to a director, or to an officer, employee, or agent who is not a director to the same extent that they may be advanced to a director unless limited by the articles of incorporation. Advances to officers, employees, and agents may be generally authorized in the corporation's charter or bylaws, by action of the board of directors, or by contract. The director, officer, employee, or agent must give to the corporation a written affirmation of their good faith belief that the standard of conduct necessary for indemnification by the corporation has been met, and that if it is ultimately determined that the standard of conduct has not been met, then said director, officer, employee, or agent will repay the amount advanced.

Under Maryland law, unless limited by the articles of incorporation, indemnification is mandatory if a director or an officer has been successful on the merits or otherwise in the defense of any proceeding arising from his or her service as a director unless such indemnification is not otherwise permitted as described in the following sentence. Indemnification is permissive unless it is established that (1) the act or omission of the director was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, (2) the director actually received an improper

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asserted against such person concerns certain unlawful distributions. The statutory right to indemnification is not exclusive in Ohio, and Ohio corporations may, among other things, purchase insurance to indemnify these individuals.

The OGCL provides that a director (but not an officer, employee or agent) of an Ohio corporation is entitled to mandatory advancement of expenses, including attorneys' fees, incurred in defending any action, including derivative actions, brought against the director, provided that the director agrees to cooperate with the corporation concerning the matter and to repay the amount advanced if it is proven by clear and convincing evidence that the director's act or failure to act was done with deliberate intent to cause injury to the corporation or with reckless disregard for the corporation's best interests.

DDR's code of regulations provides for the indemnification of directors and officers of DDR to the maximum extent permitted by Ohio law, as authorized by the board of directors of DDR, and for the advancement of expenses incurred in connection with the defense of any action, suit or proceeding that he or she was a party to by reason of the fact that he or she is or was a director or officer of DDR upon the receipt of an undertaking to repay such amount unless it is ultimately determined that the director or officer is entitled to indemnification. DDR's code of regulations provides that the indemnification is not deemed exclusive of any other rights to which those seeking indemnification may be entitled under the articles of incorporation or the code of regulations or any agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office and shall continue as to a person who has ceased to be a director, trustee, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

DDR maintains a directors' and officers' insurance policy which insures the directors and officers of DDR from claims arising out of an alleged wrongful act by such persons in their respective capacities as directors and officers of DDR, subject to certain exceptions.

DDR has entered into indemnification agreements with its directors and officers which provide for indemnification to the fullest extent

personal benefit in money, property or services, or (3) in the case of a criminal proceeding, the director had reasonable cause to believe his or her act or omission was unlawful. In addition to the foregoing, a court of appropriate jurisdiction may, under certain circumstances, order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director or officer has met the standards of conduct set forth in the preceding sentence or has been adjudged liable on the basis that a personal benefit was improperly received in a proceeding charging improper personal benefit to the director or the officer. If the proceeding was an action by or in the right of the corporation or involved a determination that the director or officer received an improper personal benefit, however, no indemnification may be made if the individual is adjudged liable to the corporation, except to the extent of expenses approved by a court of appropriate jurisdiction.

Maryland law also provides that, where indemnification is permissible, it must be authorized (1) by a majority vote of a quorum of the board of directors consisting of directors who are not parties to the proceeding (or if such a quorum cannot be obtained, the determination may be made by a majority vote of a committee of the board which consists solely of two or more directors who are not parties to the proceeding and who were designated to act by a majority of the full board of directors), (2) by special legal counsel selected by the board of directors or by a committee of the board of directors by vote as set forth in the preceding sentence (or if the requisite quorum of the board of directors cannot be obtained and the committee cannot be established, a majority of the full board of directors, including directors who are parties, may select the special counsel), or (3) by a vote of the shareholders other than those shareholders who are directors and a party to the proceedings.

In addition, Maryland law provides that a corporation may not indemnify a director or advance expenses for a proceeding brought by that director against the corporation, except for a proceeding brought to enforce indemnification, or unless the articles of incorporation, bylaws, resolution of the board of directors, or an agreement approved by the board of directors expressly provides otherwise.

permitted under Ohio law.

JDN's articles of incorporation provide that the corporation shall indemnify and advance expenses to any officer or director (or the estate of any such person) to the fullest extent permitted by law. The corporation also will indemnify any person who is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, other enterprise or employee benefit plan. In addition, the corporation may, to the fullest extent permitted by law, purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, other enterprise or employee benefit plan against any liability which may be asserted against such person. To the fullest extent permitted by law, the indemnification and advances will include expenses (including attorneys' fees), judgments, penalties, fines and amounts paid in settlement. The above indemnification provisions are not deemed to limit the right of the corporation to indemnify any other person for any such expenses (including attorney's fees), judgments, fines and amounts paid in settlement to the fullest extent permitted by law, both as to action in official capacity and as to action in another capacity while holding such office.

However, JDN's articles of incorporation provide that the corporation must not indemnify any person (1) in any proceeding by or in the right of the corporation against such person wherein the person is adjudged to be liable to the corporation, (2) in any proceeding charging improper personal benefit to the person (whether or not involving action in the person's official capacity) in which the person was adjudged to be liable on the basis that personal benefit was improperly received, or (3) it is established that the act or omission of the person was material to the matter giving rise to the proceeding and the act or omission was committed in bad faith or was the result of active and deliberate dishonesty, or the person actually received an improper personal benefit in money, property, or services, or, in the case of any criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful.

The rights to indemnification and advancement of expenses set forth in JDN's articles of incorporation are intended to be greater than those which are otherwise provided for in the MGCL, are

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contractual between the corporation and the person being indemnified, his or her heirs, executors and administrators, and are mandatory, notwithstanding a person's failure to meet the standard of conduct required for permissive indemnification under the MGCL.

Amendment of Charter Documents:

DDR

To amend an Ohio corporation's articles of incorporation, the OGCL requires the approval of shareholders of the corporation holding two-thirds of the voting power of the corporation or, in cases in which class voting is required, of shareholders of the corporation holding two-thirds of the voting power of that class, unless otherwise specified in the corporation's articles of incorporation. DDR's articles of incorporation specify that the corporation reserves the right to amend, alter, change or repeal any provision contained in the articles of incorporation, and that holders of a majority of the voting power of DDR may amend, alter, change or repeal any provision subject to that reservation.

The OGCL also provides that any amendment to the articles of incorporation of the corporation whose directors are classified that would change or eliminate classification of directors may be adopted by the shareholders only at a meeting expressly held for that purpose, by the vote described above and by the affirmative vote of at least a majority of disinterested shares voted on the proposal.

JDN

Under Maryland law, a corporation's articles of incorporation may be amended by the affirmative vote of two-thirds of all the votes of shareholders entitled to be cast on the matter, or, in cases in which class voting is required, of shareholders of the corporation holding two-thirds of the voting power of that class, unless a different number, not less than a majority, is specified in the articles of incorporation.

JDN's articles of incorporation provide that the board of directors expressly reserves the right to amend, alter or repeal any provision in the articles of incorporation. All rights conferred on shareholders are subject to this reservation. Notwithstanding the fact that a lesser percentage may be specified by law, the affirmative vote of the holders of at least 80% of the common stock, and, if any, the preferred stock entitled to vote, voting together as a single class, shall be required to repeal or amend any provision inconsistent with the articles pertaining to the limitation of liability and indemnification of officers and directors, amendments to the articles of incorporation or bylaws and ownership and transfer restrictions.

Amendment and Repeal of Code of Regulations and Bylaws:

DDR

The OGCL provides that only shareholders of an Ohio corporation have the power to amend and repeal a corporation's code of regulations.

DDR's code of regulations states that amendments to the code of regulations, or adoption of new regulations, must be approved by the holders of shares entitling them to exercise a majority of the voting power of the corporation on such proposal.

The OGCL also provides that any amendment to the code of regulations of a corporation whose directors are classified that would change or eliminate the classification of directors may be adopted by the shareholders only at a meeting

JDN

The power to alter and repeal the bylaws is vested with the shareholders except to the extent the articles of incorporation or the bylaws vest such power with the corporation's board of directors.

JDN's articles of incorporation provide that the board of directors is expressly authorized to repeal or amend any provision of the bylaws unless the MGCL reserves this power exclusively to the shareholders, or the shareholders, in amending or repealing a particular bylaw, provide expressly that the board of directors may not amend or repeal that particular bylaw. In order for the shareholders to repeal or amend any provision of the bylaws, the affirmative vote of the holders of at least 80% of the common stock and, if any, the preferred stock expressly held for that purpose, by the vote described above and by the affirmative vote of at least a majority of disinterested shares voted on the proposal.

entitled to vote, voting together as a single class, is required.

Restrictions on Ownership and Transfer:

In order to maintain REIT status, each of DDR's articles of incorporation and JDN's articles of incorporation restrict the ownership, transfer or acquisition of shares of common stock, or any change in capital structure or other event or transaction that would result in:

- any person owning in excess of 9.8% of DDR's capital stock and 8.0% of JDN's capital stock;

- fewer than 100 persons owning its capital stock;

- it being "closely held" within the meaning of Section 856(h) of the Internal Revenue Code; or

- it otherwise failing to qualify as a REIT.

DDR

In the event any of the foregoing restricted events with respect to the DDR capital stock occurs, the ownership, transfer or acquisition, or change in capital structure (or other event or transaction that would have such effect) will be void as to the purported transferee or owner, and the purported transferee or owner will not have or acquire any rights to the capital stock to the extent required to avoid such a result. Capital stock owned, transferred or proposed to be transferred in excess of the ownership limit or which would otherwise jeopardize DDR's REIT status will automatically be converted to excess shares. A holder of excess shares is not entitled to dividends, distributions, voting rights or other benefits with respect to such shares except for the right to payment of the purchase price for the shares (or, in the case of a devise or gift or similar event which results in the issuance of excess shares, the fair market value at the time of such devise or gift or event) and the right to certain distributions upon liquidation. Any dividend or distribution paid to a proposed transferee or holder of excess shares shall be repaid to DDR upon demand. Excess shares are subject to repurchase at DDR's election. The purchase price of any excess shares shall be equal to the lesser of:

- the price paid in such purported transaction (or, in the case of a devise or gift or similar event resulting in the issuance of excess shares, the market price of such common stock at the time of such devise or gift or event); or

- the market price of such common stock on the date on which DDR or its designee

JDN

In the event of any of the above-described restricted events with respect to JDN capital stock occurs, the ownership, transfer or acquisition, or change in capital structure (or other event or transaction that would have such effect) will be void as to the purported transferee or owner, and the purported transferee or owner will not have or acquire any rights to the capital stock to the extent required to avoid such a result. Capital stock owned, transferred or proposed to be transferred in excess of the ownership limit or which would otherwise jeopardize JDN's REIT status will constitute excess shares. Excess shares do not have any voting rights and are not considered for the purpose of any shareholder vote or determining a quorum at any meeting, and excess shares receive no dividends or distributions. Any dividend or distribution paid to a proposed transferee or holder of excess shares shall be repaid to JDN upon demand. The excess shares are deemed to have been transferred to the corporation as trustee of a trust for the exclusive benefit of the person or persons to whom the excess shares will be later transferred. At the sole and absolute discretion of JDN's board of directors, excess shares must be transferred either to a person in whose hands the excess shares would not constitute excess shares, or the shares must be redeemed by JDN. If the excess shares are transferred to a person, the shares are removed from the trust and are no longer considered excess shares.

If the excess shares are removed from the trust and sold to a permitted transferee, the sale price must not exceed the price paid by the purported transferees for the excess shares, or, if the stock was received by gift, devise, or descent, the price must

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determines to exercise its repurchase right.

If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the purported transferee of any excess shares may be deemed, at DDR's option, to have acted as an agent on DDR's behalf in acquiring such excess shares and to hold such excess shares on DDR's behalf.

not exceed the market price of the corporation's stock on the date of the purported transfer. If the excess shares are redeemed by JDN, the redemption price will be the lower of the price paid by the purported transferee to acquire the shares of stock that are being redeemed, or the fair market value of shares of the stock to be redeemed on the relevant date.

LEGAL MATTERS

The validity of the DDR common shares and the DDR Voting Preferred Shares offered by this joint proxy statement/prospectus and the qualification of DDR as a REIT for Federal income tax purposes for the taxable years ended December 31, 1993, through December 31, 2001, will be passed upon for DDR by Baker & Hostetler LLP. The qualification of the merger as a reorganization under Section 368(a) of the Internal Revenue Code will also be passed upon for DDR by Baker & Hostetler LLP. Albert T. Adams, a director of DDR, is a partner of Baker & Hostetler LLP.

The qualification of the merger as a reorganization under Section 368(a) of the Internal Revenue Code and the qualification of JDN as a REIT for federal income tax purposes will be passed upon for JDN by King & Spalding.

EXPERTS

The financial statements of DDR incorporated in this joint proxy statement/prospectus by reference to the Current Report on Form 8-K filed on October 22, 2002 by DDR, the financial statement schedules included in DDR's Annual Report on Form 10-K for the year ended December 31, 2001 and the audited historical financial statements of Belden Park Crossings Phase I, Connecticut Commons, Bandera Pointe, Independence Commons and Hilltop Plaza included in the Current Report on Form 8-K filed on October 30, 2002 by DDR have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of JDN at December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, incorporated by reference in this joint proxy statement/ prospectus of JDN and DDR and the Registration Statement on Form S-4 of DDR have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

SHAREHOLDER PROPOSALS

Any shareholder proposals intended to be presented at DDR's 2003 annual meeting of shareholders must be received by the Secretary of DDR at 3300 Enterprise Parkway, Beachwood, Ohio 44122, on or before November 29, 2002, for inclusion in DDR's proxy statement and form of proxy relating to the 2003 annual meeting of shareholders. As to any proposal that a shareholder intends to present to shareholders other than by inclusion in DDR's proxy statement for the 2003 annual meeting of shareholders, the proxies named in management's proxy for that meeting will be entitled to exercise their discretionary voting authority on that proposal unless DDR receives notice of the matter to be proposed not later than February 14, 2003. Even if proper notice is received on or prior to February 14, 2003, the proxies named in DDR's proxy for that meeting may nevertheless exercise their discretionary authority with respect to such matter by advising shareholders of that proposal and how they intend to exercise their discretion to vote on such matter, unless the shareholder making the proposal solicits proxies with respect to the proposal to the extent required by Rule 14a-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Due to the proposed merger, JDN does not currently expect to hold a 2003 annual meeting of shareholders because JDN will be merged with and into DDR and it will cease to exist as a separate legal entity. If the merger is not completed and an annual meeting is held, to be eligible for inclusion in JDN's proxy statement and form of proxy relating to that meeting, proposals of shareholders intended to be presented at the meeting must be received by JDN within a reasonable period of time after JDN announces publicly the date of the meeting and before JDN mails its proxy statement to shareholders in connection with the meeting.

OTHER MATTERS

As of the date of this joint proxy statement/prospectus, neither the board of directors of DDR nor the board of directors of JDN knows of any matters that will be presented for consideration at either special meeting other than those described in this joint proxy statement/prospectus. If any other matters properly come before either of the special meetings or any adjournments or postponements of either of the special meetings, and are voted upon, the enclosed proxies will confer discretionary authority on the individuals named as proxies to vote the shares represented by those proxies as to any other matters. Those individuals named in the DDR proxies intend to vote or not vote consistent with the recommendation of the management of DDR. Those individuals named as proxies in the JDN proxies intend to vote or not vote consistent with the recommendation of the management of JDN.

WHERE YOU CAN FIND MORE INFORMATION

DDR has filed with the SEC a registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part. The registration statement registers the distribution to JDN common shareholders of the DDR common shares and the distribution to JDN preferred shareholders of the DDR Voting Preferred Shares to be issued in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about DDR common shares and DDR Voting Preferred Shares. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this joint proxy statement/prospectus. In addition, DDR and JDN file annual, quarterly, and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains an Internet website that contains reports, proxy statements and other information regarding issuers, including DDR and JDN, who file electronically with the SEC. The address of that site is http://www.sec.gov. Reports, proxy statements and other information concerning DDR and JDN may also be inspected at the offices of the NYSE, which are located at 20 Broad Street, New York, New York 10005. In addition, you can find more information about the companies on DDR and JDN's websites. DDR's website is http://www.ddr.com, and JDN's website is http://www.jdnrealty.com.

The SEC allows DDR and JDN to "incorporate by reference" information in this document, which means that the companies can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information included directly in this document.

The documents listed below that DDR and JDN have previously filed with the SEC are considered to be a part of this joint proxy statement/prospectus. They contain important business and financial information about the companies that is not included in or delivered with this document.

Documents filed by DDR and incorporated by reference:

- Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed on March 8, 2002;

- Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 filed on May 15, 2002;

- Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 filed on August 14, 2002;

- Current Reports on Form 8-K filed on February 22, 2002, March 12, 2002, October 9, 2002, October 22, 2002 and October 30, 2002; and

- Registration Statement on Form 8-A filed on January 26, 1993.

Documents filed by JDN and incorporated by reference:

- Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed on March 22, 2002 and amendment to Annual Report on Form 10-K/A filed on April 30, 2002;

- Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed on May 7, 2002;

- Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 filed on August 7, 2002; and

- Current Reports on Form 8-K filed on February 5, 2002, May 31, 2002, August 7, 2002, October 9, 2002, October 25, 2002 and October 31, 2002.

DDR and JDN incorporate by reference additional documents that either company may file with the SEC between the date of this joint proxy statement/prospectus and the date of each company's special meeting. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy materials.

DDR has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to DDR, as well as all pro forma financial information, and JDN has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to JDN. This document constitutes the prospectus of DDR and a joint proxy statement of JDN and DDR.

WHAT INFORMATION YOU SHOULD RELY ON

No person has been authorized to give any information or to make any representation that differs from, or adds to, the information discussed in this joint proxy statement/prospectus or in the annexes attached hereto which are specifically incorporated by reference. Therefore, if anyone gives you different or additional information, you should not rely on it.

This document is dated   , 2002. The information contained in this joint proxy statement/prospectus speaks only as of its date unless the information specifically indicates that another date applies. This joint proxy statement/prospectus does not constitute an offer to exchange or sell, or a solicitation of an offer to exchange or purchase, DDR common shares, DDR Voting Preferred Shares, JDN common stock or JDN preferred stock or to ask for proxies, to or from any person to whom it is unlawful to direct these activities.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated balance sheet is presented as if DDR's acquisition of seven shopping centers (the "Acquired Properties"), which occurred subsequent to June 30, 2002, the acquisition of a 25% interest in a shopping center located in Pasadena, California (the "Probable Acquisition Property") and the merger had all occurred on June 30, 2002. The unaudited pro forma condensed consolidated balance sheet does not purport to represent what the actual financial position of DDR would have been at June 30, 2002, nor does it purport to represent the future financial position of DDR.

The unaudited pro forma condensed consolidated statements of operations are presented as if the following transactions had occurred on January 1, 2001: (i) the acquisition by DDR of the Acquired Properties purchased from January 1, 2002 through October 25, 2002; (ii) the acquisition by DDR of the Probable Acquisition Property; (iii) the issuance of 2,511,931 DDR common shares in conjunction with the acquisition of two shopping centers from Burnham Pacific Properties, Inc. ("Burnham") in February 2002; (iv) the sale of 3,200,000 DDR common shares in December 2001; (v) the sale of 1,747,378 DDR common shares in February 2002; (vi) the sale of 6,000,000 DDR Class F Depositary Shares in March 2002 and the subsequent redemption of the 4,215,000 DDR Class A and 1,775,000 DDR Class B Depositary Shares in April 2002; and (vii) the merger with JDN.

The following unaudited pro forma information is based upon the historical consolidated results of operations of DDR for the six month period ended June 30, 2002 and the year ended December 31, 2001, giving effect to the transactions described above. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of DDR and JDN included in DDR's and JDN's Quarterly Reports on Form 10-Q for the period ended June 30, 2002 and DDR's and JDN's Current Reports on Form 8-K filed on October 22, 2002 and October 25, 2002, respectively, for the year ended December 31, 2001 (which financial statements reflect the impact of property sales as discontinued operations pursuant to the provisions of SFAS 144 – "Accounting for the Impairment or Disposal of Long–Lived Assets"). The following unaudited pro forma statements of operations exclude the results from discontinued operations.

The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of what the actual results of operations of DDR would have been assuming the transactions had been completed as set forth above, nor do they purport to represent DDR's results of operations for future periods. DDR intends to account for the merger utilizing the purchase method of accounting. The pro forma adjustments relating to the merger are based on DDR's preliminary purchase price allocation and certain estimates. DDR expects to hire an appraiser in the first quarter of 2003. Therefore, the amounts included in the pro forma adjustments are preliminary and could change. There can be no assurance that the final adjustments will not be materially different from those included herein.

Developers Diversified Realty Corporation
Pro Forma Condensed Consolidated Balance Sheet
June 30, 2002
(In thousands)

	DDR Pro Forma Prior to Impact of Proposed Merger (Unaudited) (a)	Historical JDN	Pro Forma Adjustments (Unaudited) (b)	DDR Pro Forma (Unaudited)
Assets				
Real estate, net	$2,397,576	$1,033,375	$ 19,653 (c)	$3,450,604
Cash and cash equivalents	11,709	1,717	—	13,426
Investments in and advances to joint ventures	289,469	12,115	(2,396) (d)	299,188
Notes receivable	11,760	—	—	11,760
Real estate property held for sale	7,095	—	—	7,095
Other assets	80,781	38,714	(5,608) (e)	137,484
			(4,811) (f)	
	—	—	28,408 (g)	—
	$2,798,390	$1,085,921	$ 35,246	$3,919,557
Liabilities and Shareholders' Equity				
Unsecured indebtedness:				
Fixed rate senior notes	$ 327,517	$ 234,790	$ —	$ 562,307
Variable rate senior notes	100,000	—	—	100,000
Variable rate term debt	22,120	—	—	22,120
Revolving credit facility	524,264	—	18,811 (h)	543,075
	973,901	234,790	18,811	1,227,502
Secured indebtedness:				
Revolving credit facility	16,500	85,000	8,000 (h)	109,500
Variable rate term debt	—	150,000	—	150,000
Mortgage and other secured indebtedness	548,472	125,077	20,929 (i)	694,478
	564,972	360,077	28,929	953,978
Total indebtedness	1,538,873	594,867	47,740	2,181,480
Accounts payable and accrued expense	51,546	18,477	—	70,023
Dividend payable	24,711	—	—	24,711
Other liabilities	17,991	14,745	10,753 (j)	43,489
	1,633,121	628,089	58,493	2,319,703
Minority interests	248,739	3,001	(1,467) (k)	250,273
Shareholders' equity:				
Class C – Preferred Shares	100,000	—	—	100,000
Class D – Preferred Shares	54,000	—	—	54,000
Class F – Preferred Shares	150,000	—	—	150,000
Series A – Preferred Shares	—	20	(20) (l)	—
Voting Preferred Shares	—	—	50,000 (l)	50,000
Common Shares	7,155	348	1,457 (m)	8,960
Paid-in-capital	848,895	468,904	(87,658) (n)	1,230,141
Accumulated distributions in excess of net income	(146,455)	(11,847)	11,847 (o)	(146,455)
Accumulated other comprehensive loss	(4,603)	(2,594)	2,594 (o)	(4,603)
Less: Unearned compensation – restricted stock	(3,241)	—	—	(3,241)
Common stock in treasury at cost	(89,221)	—	—	(89,221)
	916,530	454,831	(21,780)	1,349,581
	$2,798,390	$1,085,921	$ 35,246	$3,919,557

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(a) Represents the pro forma balance sheet as reflected in DDR's Current Report on Form 8-K filed on October 30, 2002 incorporated by reference in this joint proxy statement/prospectus. Such pro forma balance sheet reflects DDR's acquisition of the Acquired Properties, which occurred subsequent to June 30, 2002, and the acquisition of the Probable Acquisition Property, as if they all had occurred on June 30, 2002.

(b) Represents adjustments to record the merger based upon the assumed purchase price of $1.1 billion assuming a market value of $21.22 per share, based upon the average of the closing prices of DDR common shares between October 2, 2002 and October 8, 2002. The calculation of the merger acquisition cost is as follows:

Issuance of 18.1 million DDR common shares(1) based on a 0.518 exchange ratio in exchange for 35.0 million shares of JDN common stock	$ 383,051
Issuance of DDR 2,000,000 9⅜% Cumulative Redeemable Voting Preferred Shares in exchange for JDN 2,000,000 9⅜% Series A Cumulative Redeemable Preferred Shares...	50,000
Assumption of JDN's minority interests	1,534
Assumption of JDN liabilities	43,975
Assumption of secured and unsecured indebtedness	594,867
Adjustment to JDN's mortgage indebtedness to reflect fair value	20,929
Transaction costs	26,811
Total merger acquisition cost	$1,121,167

The following represents the estimated transaction costs:

Employee termination costs (2)	$ 5,521
Investment advisory fees	14,000
Legal, accounting and other fees...	7,290
	$26,811

(1) The final number of DDR common shares to be issued will not be known until the merger is consummated.

(2) Determined in accordance with EITF 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination."

(c) Represents the difference between the historical cost of JDN's real estate assets and the estimated fair market value. DDR expects to engage an appraiser in the first quarter of 2003 to perform certain valuations of the real estate assets. Therefore, the purchase price allocation is preliminary and is subject to change.

(d) Represents the write-down of investment and advances in joint venture assets to their estimated fair market value.

(e) Represents the elimination of JDN's straight-line rent receivable, net, which arose from the historical straight-lining of rental revenue.

(f) Represents an adjustment to write-off JDN's deferred financing costs of $4,811, which was not assigned any value in the allocation of the merger acquisition cost.

(g) Represents the net increase in other assets as follows:

Other assets:

Write-off of the net book value of JDN's personal property which was not assigned any value in the purchase price allocation	$(3,244)
Estimated net operating loss carryforwards and tax refunds	3,989
Estimated litigation recovery	2,000
Other	(854)
	1,891

Intangible assets:

Estimated fair market value of development projects on which construction has not yet commenced (1)	$ 7,899
Leases (2)	6,863
Goodwill (represents the excess of merger costs over the fair value of the identifiable assets acquired) (3)	11,755
	26,517
	$28,408

---

(1) Represents the estimated fair market value of projects under consideration by JDN. DDR believes there is inherent value to the sites that JDN has access to through options and other rights. In some cases, preliminary site plans and assessments have been performed.

(2) Represents DDR management's estimated fair value of in-place market leases. DDR has determined, based on its preliminary analysis, that JDN's portfolio of leases are substantially at market. Therefore, no value was assigned to above or below market leases. DDR expects to engage an appraiser in the first quarter of 2003 to perform a review of certain leases for purposes of confirming the DDR analysis. Therefore, the purchase price allocation is preliminary and is subject to change.

(3) Represents the estimated merger acquisition cost over the amounts assigned to identifiable tangible and intangible assets:

Merger acquisition cost (see Note (b))	$ 1,121,167
Less: Fair market value of net assets acquired	
Investment in real estate	(1,053,028)
Cash and cash equivalents	(1,717)
Investment in and advances to joint ventures	(9,719)
Accounts receivable	(14,513)
Other assets	(15,673)
Intangible assets, excluding goodwill	(14,762)
Goodwill (will not be amortized)	$ 11,755

(h) Represents additional borrowings on revolving credit facilities to finance transaction costs totaling an estimated $26,811 associated with the merger.

(i) To adjust JDN's mortgage indebtedness to fair value, based on rates for debt with similar terms and remaining maturities.

(j) Represents the increase in other liabilities as follows:

Premium to retire MOPPRS debt	$11,711
Other liabilities	(958)
	$10,753

The adjustment for the premium to retire the MOPPRS debt represents the estimated fair value of the remarketing option sold by JDN to the remarketing agent at the original issuance of the underlying bonds. DDR expects to settle the option on the MOPPRS mandatory redemption date of March 31, 2003.

(k) The minority interest of JDN represents 139,535 operating partnership units which are exchangeable, in certain circumstances, into common shares of JDN. In the merger, the operating partnership unit holders will be subject to the same exchange ratio as the JDN common shareholders and the operating

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partnership units will then be exchangeable into 72,279 common shares of DDR. Accordingly, the adjustment represents the difference between the recorded amount of the operating partnership units and the estimated fair value of the DDR operating partnership units exchanged at the merger date.

(l) To record the issuance of DDR 2,000,000 9⅜% Cumulative Redeemable Voting Preferred Shares, without par value, in exchange for JDN 2,000,000 9⅜% Series A Cumulative Redeemable Preferred Shares at their estimated fair value. The shares assumed to be issued are callable by DDR beginning September 2003.

(m) To record the stated value, $0.10 per share, for 18.1 million DDR common shares to be issued to JDN shareholders ($1.81 million) and eliminate the par value of common shares recorded by JDN ($348).

(n) Reflects the net decrease in additional paid in capital as follows:

Issuance of 18.1 million DDR common shares based on a 0.518 exchange ratio in exchange for 35.0 million common shares of JDN	$ 383,051
Less: Stated value of DDR common shares issued to JDN common shareholders (see Note (m))	(1,805)
Elimination of JDN additional paid in capital	(468,904)
Net decrease in paid in capital	$ (87,658)

(o) Elimination of JDN equity accounts consistent with the purchase method of accounting.

Developers Diversified Realty Corporation
Pro Forma Condensed Consolidated Statement of Operations
For the Six Month Period Ended June 30, 2002
(In thousands, except share and per share data)

	DDR Pro Forma Prior to Impact of Proposed Merger (Unaudited) (a)	Historical JDN	Pro Forma Adjustments (Unaudited)	DDR Pro Forma (Unaudited)
Revenues from rental properties	$173,309	$50,967	$	$224,276
Management fees and other income	14,280	3,259		17,539
	187,589	54,226		241,815
Operating and maintenance	21,561	4,912		26,473
Real estate taxes	23,030	4,757		27,787
Depreciation and amortization	41,610	10,572	(2,212) (b)	50,656
			686 (c)	
General and administrative	13,431	5,803	— (d)	19,234
Interest	41,325	15,759	(4,248) (e)	52,836
Impairment charge		200		200
Settlement expenses and other...................	—	1,494	—	1,494
	140,957	43,497	(5,774)	178,680
Income before equity in net income of joint ventures, gain on disposition of real estate and real estate investments, minority interests and discontinued operations	46,632	10,729	5,774	63,135
Equity in net income of joint ventures	16,694	257		16,951
Net gain on disposition of real estate and real estate investments	2,829	1,449		4,278
Minority interest	(11,225)	(78)	—	(11,303)
Income from continuing operations	54,930	12,357	5,774	73,061
Preferred dividends	(12,981)	(2,344)	2,344 (f)	(15,325)
			(2,344) (f)	
Income applicable to common shareholders from continuing operations.........................	$ 41,949	$10,013	$ 5,774	$ 57,736
Per share data:				
Basic earnings per share data:				
Income applicable to common shareholders from continuing operations.....................	$ 0.65			$ 0.69 (g)
Diluted earnings per share data:				
Income applicable to common shareholders from continuing operations.....................	$ 0.64			$ 0.69 (g)
Weighted average number of common shares (in thousands):				
Basic	65,016			83,140 (g)
Diluted	66,056			84,180 (g)

(a) Represents the pro forma income statement as reflected in DDR's Current Report on Form 8-K filed on October 30, 2002 incorporated by reference in this joint proxy statement/prospectus. Such pro forma income statement reflects: (i) the acquisition by DDR of the Acquired Properties purchased from January 1, 2002 through October 25, 2002; (ii) the acquisition by DDR of the Probable Acquisition

Property; (iii) the issuance of 2,511,931 DDR common shares in conjunction with the acquisition of two shopping centers from Burnham Pacific Properties, Inc. ("Burnham") in February 2002; (iv) the sale of 1,747,378 DDR common shares in February 2002 and (v) the sale of 6,000,000 DDR Class F Depositary Shares in March 2002 and the subsequent redemption of the 4,215,000 DDR Class A and 1,775,000 DDR Class B Depositary Shares in April 2002.

(b) To reflect depreciation expense utilizing a 31.5 year life for building. Depreciation expense is calculated based on a preliminary purchase price allocation. The adjustment is calculated as follows:

Fair market value of real estate assets..	$1,053,028
Less: Non depreciable real estate assets	(526,377)
Depreciable buildings and improvements	$ 526,651
Depreciation expense based on a 31.5 year life	$ 8,360
Less: Depreciation expense recorded by JDN	(10,572)
Depreciation expense adjustment	$ (2,212)

The allocation of the fair market value of real estate assets between buildings and improvements and non-depreciable real estate, principally land, is preliminary and based upon certain estimates.

(c) To reflect amortization of deferred lease costs representing the assigned fair value of in-place market leases (see Note (g)(2) to pro forma balance sheet) over the estimated remaining lives of the tenant leases, which is estimated to be five years.

(d) DDR's management has estimated there will be a reduction of general and administrative expenses as a result of the merger of approximately $3.8 million on a pro forma basis. The general and administrative expense savings have not been included in the unaudited pro forma condensed consolidated statements of operation. There can be no assurance that DDR will be successful in realizing anticipated cost savings.

(e) To reflect the decrease in interest expense as follows:

Elimination of JDN's amortization of mortgage procurement costs (see Note (f) to pro forma balance sheet)	$(2,277)
Estimated interest savings due to DDR's lower borrowing costs	(800)
Amortization of excess fair value over historical cost of debt assumed	(1,503)
Adjustment to capitalized interest based on weighted-average interest rates	332
	$(4,248)

Assumes utilization of DDR's revolving credit facilities which bear interest at LIBOR plus 100 basis points compared to JDN's secured revolving credit facility which bears interest at LIBOR plus 212.5 basis points creating an interest savings of approximately $1.0 million, based on JDN's estimated average outstanding borrowings of approximately $198 million. Of these financings, approximately $50 million is assumed to be financed through secured debt with an estimated weighted-average interest rate of 5.5% and the remainder financed on DDR's existing revolving credit facility. The additional interest assumed to be capitalized was calculated using a weighted-average interest rate of 6.89%. DDR has the intent and ability to refinance amounts outstanding under JDN's secured revolving credit facility.

Since the interest rate on the revolving credit facility is based on a spread over LIBOR, the rates will periodically change. If the interest rate on the credit facilities increases or decreases by 12.5 basis points, the following adjustment would be made to interest expense.

Adjustment to six month interest expense if rate increases 12.5 basis points	$ 33
Adjustment to six month interest expense if rate decreases 12.5 basis points	$ (33)

(f) Reflects (i) the elimination of the dividend on the JDN 2,000,000 9⅜% Series A Cumulative Redeemable Preferred Shares which are assumed to be exchanged for DDR 2,000,000 9⅜% Cumulative Redeemable Voting Preferred Shares and (ii) the corresponding dividends assumed to be paid on the

119

DDR 2,000,000 9³⁄₈% Cumulative Redeemable Voting Preferred Shares. See Note (l) to the pro forma balance sheet.

(g) Pro forma income per common share is based upon the weighted-average number of DDR common shares assumed to be outstanding during 2002 and includes all shares issued in conjunction with the common share offering in 2002, the issuance of the DDR common shares in connection with the purchase of the two shopping centers from Burnham and the merger. The final number of DDR common shares will not be known until the merger is consummated.

In accordance with the SFAS 128, earnings per share before extraordinary item is calculated as follows:

Income from continuing operations	$ 73,061
Less: Preferred stock dividends	(15,325)
Basic and diluted EPS – Income from continuing operations and applicable to common shareholders	$ 57,736

Number of Shares:

Basic – average shares outstanding	83,140
Effect of dilutive securities:	
Stock options	963
Restricted stock	77
Diluted average shares outstanding	84,180

Per share data:

Basic earnings per share data:

Income applicable to common shareholders from continuing operations	$	0.69

Diluted earnings per share data:

Income applicable to common shareholders from continuing operations	$	0.69


Developers Diversified Realty Corporation
Pro Forma Condensed Consolidated Statements of Operations
For the Year Ended December 31, 2001
(In thousands, except share and per share data)


	DDR Pro Forma Prior to Impact of Proposed Merger (Unaudited) (a)	Historical JDN	Pro Forma Adjustments (Unaudited)	DDR Pro Forma (Unaudited)
Revenues from rental properties	$328,874	$100,072	$	$428,946
Management fees and other income	28,315	881		29,196
	357,189	100,953		458,142
Operating and maintenance	38,650	10,189		48,839
Real estate taxes	41,652	8,263		49,915
Depreciation and amortization	70,557	21,016	(4,297) (b)	88,649
			1,373 (c)	
General and administrative	24,475	11,341	— (d)	35,816
Interest	88,045	30,523	(8,335) (e)	110,233
Impairment charges	2,895	1,841		4,736
Settlement expense and other	—	46,749	—	46,749
	266,274	129,922	(11,259)	384,937
Income before equity in net income of joint ventures and minority equity investment, gain on disposition of real estate and real estate investments, minority interests and discontinued operations	90,915	(28,969)	11,259	73,205
Equity in net income (loss) of joint ventures	15,597	(150)		15,447
Equity in net income of minority equity investment	1,550	—		1,550
Net gain on disposition of real estate and real estate investments	18,297	25,317		43,614
Minority interests	(21,548)	(169)	—	(21,717)
Income from continuing operations	104,811	(3,971)	11,259	112,099
Preferred dividends	(25,962)	(4,688)	4,688 (f)	(30,650)
			(4,688) (f)	
Income applicable to common shareholders from continuing operations	$ 78,849	$ (8,659)	$ 11,259	$ 81,449
Per share data:				
Basic earnings per share data:				
Income applicable to common shareholders from continuing operations	$ 1.26			$ 1.01 (g)
Diluted earnings per share data:				
Income applicable to common shareholders from continuing operations	$ 1.25			$ 1.00 (g)
Weighted average number of common shares (in thousands):				
Basic	62,645			80,769 (g)
Diluted	63,293			81,417 (g)

(a) Represents the pro forma income statement as reflected in DDR's Current Report on Form 8-K filed on October 30, 2002 incorporated by reference in this joint proxy statement/prospectus. Such pro forma income statement reflects: (i) the acquisition by DDR of the Acquired Properties purchased from January 1, 2002 through October 25, 2002; (ii) the acquisition by DDR of the Probable Acquisition Property; (iii) the issuance of 2,511,931 DDR common shares in conjunction with the acquisition of two shopping centers from Burnham in February 2002; (iv) the sale of 3,200,000 DDR common shares in December 2001; (v) the sale of 1,747,378 DDR common shares in February 2002; and (vi) the sale of 6,000,000 DDR Class F Depositary Shares in March 2002 and the subsequent redemption of the 4,215,000 DDR Class A and 1,775,000 DDR Class B Depositary Shares in April 2002.

(b) To reflect depreciation expense utilizing a 31.5 year life for buildings. Depreciation expense is calculated based on a preliminary purchase price allocation. The adjustment is calculated as follows:

Fair market value of real estate assets	$1,053,028
Less: Non depreciable real estate assets	(526,377)
Depreciable buildings and improvements	$ 526,651
Depreciation expense based on a 31.5 year life	$ 16,719
Less: Depreciation expense recorded by JDN	(21,016)
Depreciation expense adjustment	$ (4,297)

The allocation of the fair market value of real estate assets between buildings and improvements and non-depreciable real estate, principally land, is preliminary and based upon certain estimates.

(c) To reflect amortization of deferred lease costs representing the assigned fair value of in-place market leases (see Note (g) (2) to pro forma balance sheet) over the estimated remaining lives of the tenant leases, which is estimated to be five years.

(d) DDR's management has estimated there will be a reduction of general and administrative expenses as a result of the merger of approximately $7.3 million on a pro forma basis. The general and administrative expense savings have not been included in the pro forma condensed consolidated statements of operations. There can be no assurance that DDR will be successful in realizing anticipated cost savings.

(e) Reflect the decrease in interest expense as follows:

Elimination of JDN's amortization of mortgage procurement costs (see Note (f) to pro forma balance sheet)	$ (4,213)
Estimated interest savings due to DDR's lower borrowing costs	(1,600)
Amortization of excess fair value over historical cost of debt assumed	(3,005)
Adjustment to capitalized interest based on weighted-average interest rates	483
	$ (8,335)

Assumes utilization of DDR's revolving credit facilities which bear interest at LIBOR plus 100 basis points compared to JDN's secured revolving credit facility which bears interest at LIBOR plus 212.5 basis points creating an interest savings of approximately $2.0 million, based on JDN's estimated average outstanding borrowings of approximately $198 million. Of these financings, approximately $50 million is assumed to be financed through secured debt with an estimated weighted-average interest rate of 5.5% and the remainder financed on DDR's existing revolving credit facilities. The additional interest assumed to be capitalized was calculated using a weighted-average interest rate of 7.12%. DDR has the intent and ability to refinance amounts outstanding under JDN's secured revolving credit facility.

Since the interest rate on the revolving credit facilities is based on a spread over LIBOR, the rates will periodically change. If the interest rate on the revolving credit facilities increases or decreases by 12.5 basis points, the following adjustment would be made to interest expense.

Adjustment to annual interest expense if rate increases 12.5 basis points	$ 66
Adjustment to annual interest expense if rate decreases 12.5 basis points	$ (66)

(f) Reflects (i) the elimination of the dividend on the JDN 2,000,000 9⅜% Series A Cumulative Redeemable Preferred Shares which are assumed to be exchanged for DDR 2,000,000 9⅜% Cumulative Redeemable Voting Preferred Shares and (ii) the corresponding dividends assumed to be paid on the DDR 2,000,000 9⅜% Cumulative Redeemable Voting Preferred Shares. See Note (l) to the pro forma balance sheet.

(g) Pro forma income per common share is based upon the weighted-average number of DDR common shares assumed to be outstanding during 2001 and includes all shares issued in conjunction with the DDR common share offerings in 2001 and 2002, the issuance of the DDR common shares in connection with the purchase of two shopping centers from Burnham and the merger. The final number of DDR common shares will not be known until the merger is consummated.

In accordance with the SFAS 128, earnings per share before extraordinary item is calculated as follows:

Income from continuing operations	$112,099
Less: Preferred stock dividend	(30,650)
Basic and diluted EPS – Income from continuing operations and applicable to common shareholders	$ 81,449
Number of Shares:	
Basic – average shares outstanding	80,769
Effect of dilutive securities:	
Stock options	593
Restricted stock	55
Diluted shares – average shares outstanding	81,417
Per share data:	
Basic earnings per share data:	
Income applicable to common shareholders from continuing operations	$ 1.01
Diluted earnings per share data:	
Income applicable to common shareholders from continuing operations	$ 1.00

123

ANNEX A

AGREEMENT AND PLAN OF MERGER

DATED AS OF OCTOBER 4, 2002

BY AND AMONG

DEVELOPERS DIVERSIFIED REALTY CORPORATION

JDN REALTY CORPORATION

AND

DDR TRANSITORY SUB, INC.

TABLE OF CONTENTS

Page

ARTICLE I. THE MERGER

SECTION 1.1   The Merger A-2
SECTION 1.2   Effective Time A-2
SECTION 1.3   Closing of the Merger A-2
SECTION 1.4   Effects of the Merger A-2
SECTION 1.5   Articles of Incorporation and Bylaws A-2
SECTION 1.6   Directors and Officers of Surviving Corporation A-2
SECTION 1.7   Directors of Parent A-2

ARTICLE II. MERGER CONSIDERATION; CONVERSION OF STOCK

SECTION 2.1   Conversion of Company Capital Stock A-3
SECTION 2.2   Exchange of Certificates A-3
SECTION 2.3   Tax-Free Reorganization A-4
SECTION 2.4   Distributions with Respect to Unexchanged Shares A-4
SECTION 2.5   No Fractional Shares of Parent Common Stock A-5
SECTION 2.6   No Liability.. A-5
SECTION 2.7   Withholding Rights A-5
SECTION 2.8   Dissenters' Rights A-5
SECTION 2.9   Adjustment of Exchange Ratio...................................... A-5

ARTICLE III. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

SECTION 3.1   Organization and Qualification; Subsidiaries A-6
SECTION 3.2   Capitalization A-7
SECTION 3.3   Authority Relative to this Agreement; Stockholder Approval A-8
SECTION 3.4   Reports; Financial Statements A-8
SECTION 3.5   No Undisclosed Liabilities A-9
SECTION 3.6   Absence of Changes.. A-9
SECTION 3.7   Consents and Approvals; No Violations.............................. A-9
SECTION 3.8   No Default A-10
SECTION 3.9   Litigation A-10
SECTION 3.10   Compliance with Applicable Law.................................... A-10
SECTION 3.11   Properties... A-11
SECTION 3.12   Employee Plans A-14
SECTION 3.13   Labor Matters... A-15
SECTION 3.14   Environmental Matters A-16
SECTION 3.15   Tax Matters... A-17
SECTION 3.16   Material Contracts A-19
SECTION 3.17   Opinion of Financial Advisor A-21
SECTION 3.18   Brokers.. A-21
SECTION 3.19   Takeover Statutes A-21
SECTION 3.20   Related Party Transactions A-21
SECTION 3.21   Investment Company Act of 1940 .... A-21
SECTION 3.22   Trademarks, Patents and Copyrights A-21
SECTION 3.23   Insurance A-21

i

ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

SECTION 4.1   Organization and Qualification; Subsidiaries A-22

SECTION 4.2   Capitalization A-22

SECTION 4.3   Authority Relative to this Agreement; Stockholder Approval A-23

SECTION 4.4   Reports; Financial Statements A-24

SECTION 4.5   No Undisclosed Liabilities A-24

SECTION 4.6   Absence of Changes... A-24

SECTION 4.7   Consents and Approvals; No Violations................................ A-25

SECTION 4.8   Litigation A-25

SECTION 4.9   Compliance with Applicable Law...................................... A-25

SECTION 4.10   Properties... A-26

SECTION 4.11   Environmental Matters A-26

SECTION 4.12   Tax Matters.. A-26

SECTION 4.13   No Liquidation A-27

SECTION 4.14   Opinion of Financial Advisor A-27

SECTION 4.15   Brokers.. A-27

SECTION 4.16   Takeover Statutes A-27

SECTION 4.17   No Prior Activities; Interim Operations................................ A-27

ARTICLE V. COVENANTS RELATED TO CONDUCT OF BUSINESS

SECTION 5.1   Covenants of the Company A-28

SECTION 5.2   Covenants of Parent A-32

SECTION 5.3   Access to Information A-33

ARTICLE VI. ADDITIONAL AGREEMENTS

SECTION 6.1   Registration Statement and Joint Proxy Statement A-33

SECTION 6.2   Stockholders' Meetings A-34

SECTION 6.3   Reasonable Best Efforts... A-35

SECTION 6.4   Company Acquisition Proposals A-35

SECTION 6.5   Parent Board Approval and Recommendation A-37

SECTION 6.6   Resignations A-37

SECTION 6.7   Public Announcements A-37

SECTION 6.8   Indemnification; Directors' and Officers' Insurance A-37

SECTION 6.9   Employee Matters A-38

SECTION 6.10   Notification of Certain Matters....................................... A-39

SECTION 6.11   Coordination of Dividends... A-39

SECTION 6.12   Exemption from Liability under SECTION 16(b) A-40

SECTION 6.13   Listing A-40

SECTION 6.14   Taxes A-40

SECTION 6.15   Extension of Credit Agreement A-41

SECTION 6.16   Extension of Insurance Policies A-41

ARTICLE VII. CONDITIONS TO CONSUMMATION OF THE MERGER

SECTION 7.1   Conditions to Each Party's Obligations to Effect the Merger............... A-41

SECTION 7.2   Conditions to the Obligations of Parent and Merger Sub to Effect the Merger... A-41

SECTION 7.3   Conditions to Obligations of the Company to Effect the Merger A-42

ARTICLE VIII. TERMINATION; AMENDMENT; WAIVER

SECTION 8.1   Termination A-43

SECTION 8.2   Effect of the Termination A-44

SECTION 8.3   Fees and Expenses A-44

SECTION 8.4   Amendment.. A-45

SECTION 8.5   Extension; Waiver... A-46

ARTICLE IX. MISCELLANEOUS

SECTION 9.1   Nonsurvival of Representations and Warranties A-46

SECTION 9.2   Entire Agreement; Assignment A-46

SECTION 9.3   Notices... A-46

SECTION 9.4   Governing Law A-47

SECTION 9.5   Descriptive Headings A-47

SECTION 9.6   Parties in Interest A-47

SECTION 9.7   Severability A-47

SECTION 9.8   Specific Performance A-47

SECTION 9.9   Counterparts A-47

SECTION 9.10   Interpretation A-47

SECTION 9.11   Definitions A-48

EXHIBITS

EXHIBIT A   Company Voting Agreement

EXHIBIT B   Parent Voting Agreement

EXHIBIT 7.2(C) King & Spalding REIT Opinion

EXHIBIT 7.3(C) Baker & Hostetler REIT Opinion

Defined Terms	Section
Acquisition Proposal	9.11(a)
Affiliate	3.20
Agreement	Preamble
AIP	4.12
Antitrust Law	3.7
Articles	1.5
Articles of Merger	1.2
Base Amount	8.3(b)
Bylaws	1.5
Certificate	2.1(c)
Class A Preferred Stock	4.2(a)
Class B Preferred Stock	4.2(a)
Class C Preferred Stock	4.2(a)
Class D Preferred Stock	4.2(a)
Class E Preferred Stock	4.2(a)
Class F Preferred Stock	4.2(a)
Class G Preferred Stock	4.2(a)
Class H Preferred Stock	4.2(a)
Class I Preferred Stock	4.2(a)
Class J Preferred Stock	4.2(a)
Class K Preferred Stock	4.2(a)
Closing	1.3
Closing Agreement	7.2(h)
Closing Agreement Payments	6.11
Closing Date	1.3
COBRA	3.12(f)
Code	Preamble
Commitment	5.1(k)
Company	Preamble
Company Board	3.3(b)
Company Common Stock	Preamble
Company Disclosure Schedule	Article III
Company Employee Benefit Plan	3.12(a)
Company Environmental Permits	3.14
Company Financial Advisor	3.17
Company Financial Statement Date	3.6
Company Insiders	6.12
Company Material Contracts	3.16(a)
Company Non-Subsidiary Entity	9.11(b)
Company Option Plans	9.11(c)
Company Permits	3.10
Company Preferred Stock	2.1(a)
Company Properties	3.11(a)
Company Requisite Vote	3.3(b)

Defined Terms	Section
Company SEC Reports	3.4
Company Section 16 Information	6.12
Company Securities	3.2(a)
Company Space Leases	3.11(f)
Company Stock	2.1(b)
Company Stockholders' Meeting	6.2
Company Stock Options	3.2(a)
Company Title Insurance Policy	3.11(c)
Company Voting Agreement	Preamble
Confidentiality Agreement	5.3(c)
Construction Contracts	3.11(h)
Corporate Budget	5.1
Credit Agreement	6.15
Development Budget	3.11(h)
Development Properties	3.11(a)
DOJ	6.3(b)
Drop-Dead Date	8.1(c)
Effective Time	1.2
Employee Benefit Plan	6.9(a)
Environmental Claims	3.14
Environmental Laws	3.14
ERISA	3.12(a)
ERISA Affiliate	3.12(a)
Exchange Act	3.4
Exchange Agent	2.2(a)
Exchange Ratio	2.1(a)
Expenses	8.3(a)
FTC	6.3(b)
GAAP	3.4
Governmental Entity	3.7
Ground Lease	3.11(i)
Hazardous Material	3.14
HSR Act	3.7
Indemnified Party or Indemnified Parties	6.8(a)
IRS	3.12(b)
Know	9.11(d)
Knowledge	9.11(d)
Land	3.11(a)
Law	3.7
Lien	3.1(e)
Material Adverse Effect	9.11(e)
Merger	Preamble
Merger Consideration	2.1(a)
Merger Sub	Preamble

Defined Terms	Section
MGCL	Preamble
Multiemployer Plan	3.12(a)
Nominee	1.7
Noncumulative Preferred Stock	4.2(a)
Non-Permitted Pipeline Project	5.1(k)
NYSE	2.5(b)
Operating Properties	3.11(a)
Outside Management Agreements	3.11(o)
Parent	Preamble
Parent Board	1.7
Parent Common Stock	Preamble
Parent Disclosure Schedule	Article IV
Parent Environmental Permits	4.11
Parent Financial Advisor	4.14
Parent Option Plans	9.11(f)
Parent Permits	4.9
Parent Preferred Stock	4.2(a)
Parent Properties	4.10(a)
Parent Requisite Vote	4.3(b)
Parent SEC Reports	4.4
Parent Securities	4.2(a)
Parent Stockholders' Meeting	6.2
Parent Stock Options	4.2(a)
Parent Voting Agreement	Preamble
Parent Voting Preferred Stock	2.1(a)
Participation Agreements	3.11(p)
Participation Interest	3.11(p)
Participation Party	3.11(p)
PCB	3.14
Permitted Liens	3.11(a)
Permitted Pipeline Project	5.1(k)
Person	9.11(g)
Pipeline Agreements	3.11(l)
Pipeline Project	3.11(l)
Pipeline Property	3.11(l)
Property Restrictions	3.11(a)
Proxy Statement	6.1(a)
Qualifying Income	8.3(b)
Registration Statement	6.1(a)
Reimbursement Agreements	3.11(m)
REIT	3.15(b)
REIT Requirements	8.3(b)
Required Approvals	6.3(a)
SEC	9.11(h)

Defined Terms	Section
Securities Act	3.4
Site Plan	3.11(h)
S-O Act	3.4
Stockholders' Meetings	6.2
Subsidiary	9.11(i)
Superior Proposal	6.4(a)
Surviving Corporation	1.1
Takeover Statutes	3.19
Tax or Taxes	3.15(k)
Tax Returns	3.15(k)
Termination Fee	8.3(b)
Termination Fee Tax Opinion	8.3(b)
Third Party	3.11(n)
Third Party Management Agreements	3.11(n)
Transfer and Gains Taxes	6.14(a)
WARN	3.13(e)

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this *"Agreement"*), dated as of October 4, 2002, is by and among JDN Realty Corporation, a Maryland corporation (the *"Company"*), Developers Diversified Realty Corporation, an Ohio corporation (*"Parent"*), and DDR Transitory Sub, Inc., a Maryland corporation and subsidiary of Parent (*"Merger Sub"*).

W I T N E S S E T H:

WHEREAS, the Board of Directors of the Company has unanimously determined that the merger of the Merger Sub with and into the Company (the *"Merger"*) and this Agreement are advisable and fair to, and in the best interests of the Company and the holders of the common stock of the Company, par value $.01 per share (the *"Company Common Stock"*);

WHEREAS, the Board of Directors of Parent has unanimously determined that the Merger and this Agreement are advisable and fair to, and in the best interests of, Parent and the holders of common shares, without par value, of Parent (the *"Parent Common Stock"*);

WHEREAS, the Board of Directors of Merger Sub has unanimously determined that the Merger and this Agreement are advisable and fair to, and in the best interests of, Merger Sub and its sole stockholder;

WHEREAS, the respective Boards of Directors of each of Parent, Merger Sub and the Company have approved this Agreement and the Merger on the terms and conditions contained in this Agreement;

WHEREAS, Parent, as the sole stockholder of Merger Sub, has approved this Agreement, the Merger and the transactions contemplated by this Agreement pursuant to action taken by unanimous written consent in accordance with the requirements of the Maryland General Corporation Law (the *"MGCL"*) and the Articles of Incorporation and Bylaws of Merger Sub;

WHEREAS, for federal income tax purposes it is intended by the parties hereto that the Merger shall qualify as a "reorganization" within the meaning of Section 368(a)(1)(A) and (a)(2)(E) of the Internal Revenue Code of 1986, as amended (the *"Code"*); and

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent is entering into a Voting Agreement with certain stockholders of the Company, in the form of *Exhibit A* hereto (the *"Company Voting Agreement"*), and the Company is entering into a Voting Agreement with certain stockholders of Parent, in the form of *Exhibit B* hereto (the *"Parent Voting Agreement"*), pursuant to which, among other things, such stockholders have agreed to vote the shares owned by such stockholders in favor of the Merger and to grant Parent or the Company, as the case may be, irrevocable proxies to vote such shares.

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I.

THE MERGER

SECTION 1.1 *The Merger.* At the Effective Time (as hereinafter defined) and upon the terms and subject to the conditions of this Agreement and in accordance with the MGCL, Merger Sub shall be merged with and into the Company. Following the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the *"Surviving Corporation"*) and as a majority owned subsidiary of Parent. The corporate existence of the Company, with all its purposes, rights, privileges, franchises, powers and objects, shall continue unaffected and unimpaired by the Merger and, as the Surviving Corporation, it shall be governed by the laws of the State of Maryland.

SECTION 1.2 *Effective Time.* Subject to the provisions of this Agreement, Parent, Merger Sub and the Company shall cause the Merger to be consummated by filing such articles of merger or other appropriate documents (in any such case, the *"Articles of Merger"*) with the State Department of Assessments and Taxation of Maryland, as applicable, in such form as required by, and executed in accordance with, the relevant provisions of the MGCL and shall make all other filings, recordings or publications required by the MGCL in connection with the Merger. The Merger shall become effective at the time specified in the Articles of Merger (the time the Merger becomes effective being the *"Effective Time"*).

SECTION 1.3 *Closing of the Merger.* The closing of the Merger (the *"Closing"*) will take place at a time and on a date to be specified by the parties (the *"Closing Date"*), which shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), at the offices of Willkie, Farr & Gallagher, 787 Seventh Avenue, New York, New York 10019, or at such other time, date or place as agreed to in writing by the parties hereto.

SECTION 1.4 *Effects of the Merger.* The Merger shall have the effects set forth in the MGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, duties and obligations of the Company and Merger Sub shall become the debts, liabilities, duties and obligations of the Surviving Corporation.

SECTION 1.5 *Articles of Incorporation and Bylaws.* The articles of incorporation of the Company in effect at the Effective Time (the *"Articles"*) shall be the articles of incorporation of the Surviving Corporation, until thereafter amended. The Bylaws of Company in effect at the Effective Time (the *"Bylaws"*) shall be the bylaws of the Surviving Corporation, until thereafter amended.

SECTION 1.6 *Directors and Officers of Surviving Corporation.*

(a) The directors of Merger Sub at the Effective Time shall become the directors of the Surviving Corporation, to hold office in accordance with the Articles and Bylaws of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

(b) The officers of Merger Sub at the Effective Time shall become the initial officers of the Surviving Corporation as of the Effective Time, to hold office in accordance with the Articles and Bylaws of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

(c) Resignations will be tendered for all current directors and officers of the Company effective upon the Effective Time.

SECTION 1.7 *Directors of Parent.* Parent shall cause (i) the Nominating Committee of Parent's Board of Directors (the *"Parent Board"*) to nominate one of the persons set forth in Section 1.7 to the Company Disclosure Schedule (the *"Nominee"*), for election to Parent's Board of Directors effective as of, and conditional on, the Effective Time of the Merger, (ii) such election of the Nominee to be voted on by Parent's stockholders at the Parent Stockholders' Meeting (as defined herein) and (iii) the Nominating Committee of the Parent Board to nominate the Nominee for election to the Parent Board at the 2003 annual meeting of Parent's stockholders.

ARTICLE II.

MERGER CONSIDERATION; CONVERSION OF STOCK

SECTION 2.1 *Conversion of Company Capital Stock.* At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof:

(a) (i) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares canceled pursuant to Section 2.1(b), if any) shall be canceled and shall by virtue of the Merger and without any action on the part of the holder thereof be converted automatically into the right to receive 0.518 of a fully paid and nonassessable share (the *"Exchange Ratio"*) of Parent Common Stock and (ii) each share of the Company's Series A Cumulative Redeemable Preferred Stock, par value $.01 per share (the *"Company Preferred Stock"*), issued and outstanding immediately prior to the Effective Time (other than shares canceled pursuant to Section 2.1(b), if any) shall be canceled and shall by virtue of the Merger and without any action on the part of the holder thereof be converted automatically into the right to receive one fully paid and nonassessable share of Parent cumulative redeemable voting preferred stock, without par value (the *"Parent Voting Preferred Stock"*). Immediately prior to the Effective Time, the articles of incorporation of Parent shall be amended in accordance with Ohio law in order to create the Parent Voting Preferred Stock, which will have the same terms and rights as the Company Preferred Stock, including with respect to distribution and rights upon liquidation, dissolution or winding up, except that each share of the Parent Voting Preferred Stock shall be entitled to cast one (1) vote on all matters that holders of Parent Common Stock shall be entitled to vote on, but shall otherwise be pari passu with all Parent Preferred Stock as to distributions and rights upon liquidation, dissolution or winding up. Except as otherwise required by Law, the holders of Parent Voting Preferred Stock shall vote together with the holders of Parent Common Stock as a single class. The shares of Parent Common Stock and Parent Voting Preferred Stock that will be issued in the Merger are referred to herein as the *"Merger Consideration"*.

(b) Each share of Company Common Stock and Company Preferred Stock (collectively, *"Company Stock"*) issued and outstanding immediately prior to the Effective Time that is owned by the Company as treasury stock shall be canceled and retired and cease to exist and no payment or distribution shall be made with respect thereto.

(c) At the Effective Time, all shares of the Company Stock converted pursuant to Section 2.1(a) shall no longer be outstanding and shall automatically be canceled and retired and cease to exist, and each holder of a certificate (*"Certificate"*) representing any such shares of Company Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with Section 2.1(a).

(d) Each share of common stock, without par value per share, and each share of preferred stock, without par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, without par value per share, and preferred stock, without par value per share, respectively, of the Surviving Corporation.

SECTION 2.2 *Exchange of Certificates.*

(a) Prior to the Effective Time, Parent shall appoint a commercial bank or trust company reasonably satisfactory to the Company to act as exchange agent in the Merger (the *"Exchange Agent"*). At or prior to the Effective Time, Parent shall deposit with the Exchange Agent, in trust for the benefit of holders of shares of the Company Stock, the Merger Consideration issuable pursuant to Section 2.1 in exchange for outstanding shares of Company Stock in the Merger pursuant to Section 2.1. Parent agrees to make available to the Exchange Agent from time to time, as needed, cash sufficient to pay cash in lieu of fractional shares pursuant to Section 2.5 and any dividends and other distributions pursuant to Section 2.4.

(b) At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of the Company Stock on the records of the Company. From and after the Effective Time, the holders of Certificates representing ownership of the Company Stock outstanding immediately prior to the Effective Time shall cease to have rights with respect to such Company Stock, except as otherwise provided for herein. The shares of Parent Common Stock and Parent Voting Preferred Stock issuable in the Merger shall be deemed to have been issued at the Effective Time. On or after the Effective Time, any Certificates presented to the Exchange Agent or Parent for any reason shall be converted into the applicable Merger Consideration with respect to the shares of Company Stock formerly represented thereby, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 2.5 and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.4 without interest.

(c) As soon as reasonably practicable after the Effective Time, Parent and the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of a Certificate (i) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, and which letter shall be in such form and have such other provisions as the Company may reasonably specify, and (ii) instructions for effecting the surrender of such Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (A) shares of Parent Common Stock or Parent Voting Preferred Stock, as the case may be, representing, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to Section 2.1, and (B) a check in the amount equal to the cash that such holder has the right to receive pursuant to the provisions of this Article II, including cash in lieu of any fractional shares of applicable Parent Common Stock pursuant to Section 2.5 and any dividends or other distributions pursuant to Section 2.4 (after giving effect to any required tax withholdings from cash payments), and in each case the Certificate so surrendered shall forthwith be canceled. No interest will be paid or will accrue on any cash payable pursuant to this Article II, including cash payable pursuant to Section 2.4 or Section 2.5.

(d) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and the agreement by such Person to provide an indemnity against any claim that may be made against it, the Surviving Corporation or the Exchange Agent with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect to the shares of Company Stock formerly represented thereby, any cash in lieu of fractional shares of Parent Common Stock, and unpaid dividends and distributions on shares of Parent Common Stock or Parent Voting Preferred Stock deliverable in respect thereof, pursuant to this Agreement.

SECTION 2.3 *Tax-Free Reorganization.* The Merger is intended to be a reorganization within the meaning of Section 368(a)(1)(A) and (a)(2)(E) of the Code, and this Agreement is intended to be a "plan of reorganization" within the meaning of the regulations promulgated under Section 368(a)(1)(A) and (a)(2)(E) of the Code and for the purpose of qualifying as a tax-free transaction for federal income tax purposes. The parties hereto agree to report the Merger as a tax-free reorganization under the provisions of Section 368(a)(1)(A) and (a)(2)(E) of the Code. None of the parties hereto will take or cause to be taken any action, or omit to take any action, that would prevent the transactions contemplated by this Agreement from qualifying as a reorganization under Section 368(a)(1)(A) and (a)(2)(E) of the Code.

SECTION 2.4 *Distributions With Respect to Unexchanged Shares.* No dividends or other distributions declared or made with respect to shares of Parent Common Stock or Parent Voting Preferred Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock or Parent Voting Preferred Stock that such holder would be entitled to receive upon surrender of such Certificate and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder pursuant to Section 2.5 until such holder shall surrender such Certificate in accordance with Section 2.2. Subject to the effect of applicable Laws, following surrender of any such Certificate, there shall be paid to such holder of shares of Parent Common Stock or Parent Voting Preferred Stock issuable in exchange therefor, without interest, (a) promptly after the time of such surrender, the amount of any cash payable in lieu of fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.5 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock or Parent Voting Preferred Stock, and (b) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock or Parent Voting Preferred Stock.

SECTION 2.5 *No Fractional Shares of Parent Common Stock.*

(a) No certificates or scrip or shares of Parent Common Stock representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Parent or a holder of shares of Parent Common Stock.

(b) Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock shall receive from Parent, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of applicable Parent Common Stock multiplied by (ii) the average per share closing price of Parent Common Stock quoted on the New York Stock Exchange (the "NYSE") for the ten (10) trading days ending two (2) business days prior to the Effective Time.

SECTION 2.6 *No Liability.* None of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration, any dividends or distributions with respect thereto or any cash in lieu of fractional shares of applicable Parent Common Stock, in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered prior to two (2) years after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration, any dividends or distributions payable to the holder of such Certificate or any cash payable in lieu of fractional shares of Parent Common Stock pursuant to this Article II, would otherwise escheat to or become the property of any Governmental Entity (as hereinafter defined)), any such Merger Consideration, dividends or distributions in respect thereof or such cash shall, to the extent permitted by applicable Law, be delivered to Parent, upon demand, and any holders of Company Common Stock who have not theretofore complied with the provisions of this Article II shall thereafter look only to Parent only as general creditors thereof for satisfaction of their claims for the payment of such Merger Consideration, dividends or distributions in respect thereof or such cash (without any interest thereon).

SECTION 2.7 *Withholding Rights.* The Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax Law. To the extent that amounts are so withheld by the Surviving Corporation, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Stock in respect of which such deduction and withholding was made by the Surviving Corporation.

SECTION 2.8 *Dissenters' Rights.* No dissenters' or appraisal rights shall be available with respect to the Merger.

SECTION 2.9 *Adjustment of Exchange Ratio.* In the event that, subsequent to this Agreement but prior to the Effective Time, the shares of Parent Common Stock or Company Common Stock, as the case may be, issued and outstanding shall, through a reorganization, recapitalization, reclassification, stock dividend,

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stock split, reverse stock split or other similar change in the capitalization of Parent or the Company, as the case may be, increase or decrease in number or be changed into or exchanged for a different kind or number of securities, then an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedule delivered by the Company to Parent prior to the execution of this Agreement (the "*Company Disclosure Schedule*"), the Company hereby represents and warrants to each of Parent and Merger Sub as follows (provided, that for purposes of Article III only, each Company Non-Subsidiary Entity shall be deemed to be a subsidiary of the Company, except that each representation and warranty as to such Company Non-Subsidiary Entity shall only be made to the knowledge of the Company):

SECTION 3.1 *Organization and Qualification; Subsidiaries.*

(a) The Company and each of its subsidiaries is a corporation or legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all requisite corporate, partnership or similar power and authority to own, lease and operate its properties and to carry on its businesses as now conducted and proposed by the Company to be conducted, except where the failure to be duly organized, existing and in good standing or to have such power and authority would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect (as hereinafter defined) on the Company.

(b) The articles of incorporation of the Company are in effect, and no dissolution, revocation or forfeiture proceedings regarding the Company or any of the Company's subsidiaries have been commenced.

(c) Section 3.1(c) of the Company Disclosure Schedule sets forth:

(i) each subsidiary of the Company;

(ii) the legal form of each of the Company's subsidiaries including the state or country of formation;

(iii) the identity and ownership interest of each of the Company's subsidiaries that is held by the Company or its subsidiaries, and with respect to third party owners, the identity and ownership interest as set forth in the operative documents, in each case, including but not limited to the amount of securities of such subsidiary owned by such owner;

(iv) each jurisdiction in which each of the Company's subsidiaries is qualified or licensed to do business; and

(v) each assumed name under which each of the Company's subsidiaries conducts business in any jurisdiction.

Except as listed in Section 3.1(c) of the Company Disclosure Schedule, the Company does not own, directly or indirectly, beneficially or of record, any shares of stock or other security of any other entity or any other investment in any other entity, which would be a subsidiary of the Company.

(d) The Company and each of its subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(e) Except as set forth in Section 3.1(e) of the Company Disclosure Schedule, all the outstanding shares of capital stock or other voting securities of each of the Company's subsidiaries that is a corporation have been validly issued and are (A) fully paid and nonassessable, (B) owned by the Company or by one of the Company's subsidiaries, and (C) owned, directly or indirectly, free and clear of any Lien (as hereinafter defined) (including any restriction on the right to vote or sell the same, except as may be provided as a matter of Law), and all equity interests in each of the Company's subsidiaries that is a partnership, joint venture, limited liability company or trust which are owned by the Company, by one of the Company's subsidiaries or by the Company and one of the Company's subsidiaries are owned free and clear of any Lien (including any restriction on the right to vote or sell the same, except as may be provided as a matter of Law). For purposes of this Agreement, "LIEN" means, with respect to any asset (including any security), any mortgage, claim, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset.

(f) The Company has made available to Parent correct and complete copies of the articles of incorporation and bylaws of the Company, as currently in effect, and correct and complete copies of the articles of incorporation, bylaws, partnership agreements, joint ventures and operating agreements or similar organizational documents of each of the Company's subsidiaries, as currently in effect.

SECTION 3.2 *Capitalization.*

(a) As of the date of this Agreement, the authorized stock of the Company consists of: (i) 150,000,000 shares of Company Common Stock, of which 34,797,621 shares are issued and outstanding, and (ii) 20,000,000 shares of Company Preferred Stock, of which 2,300,000 shares have been designated as $9^3/8\%$ Series A Cumulative Redeemable Preferred Stock and 2,000,000 of such shares are issued and outstanding. All of the issued and outstanding shares of Company Common Stock and shares of Company Preferred Stock have been validly issued, and are duly authorized, fully paid, non-assessable and free of preemptive rights. As of the date of this Agreement, 1,301,015 shares of Company Common Stock are reserved for issuance and issuable upon or otherwise deliverable in connection with the exercise of outstanding options to purchase shares of Company Common Stock ("*Company Stock Options*") and 170,418 shares are reserved for issuance under restricted stock grants issued pursuant to the Company Option Plans (as hereinafter defined). Except as set forth in Section 3.2(a) of the Company Disclosure Schedule, since June 30, 2002, no shares of Company Common Stock have been issued or reserved for issuance or have become outstanding other than pursuant to Company Stock Options already in existence on such date or vesting of restricted stock. Except as set forth above or in Section 3.2(a) of the Company Disclosure Schedule, there are outstanding (i) no shares of stock or other voting securities of the Company; (ii) no securities of the Company convertible into or exchangeable for shares of stock or voting securities of the Company; (iii) no options or other rights to acquire from the Company, and no obligations of the Company to issue, any stock, voting securities or securities convertible into or exchangeable for stock or voting securities of the Company; and (iv) no equity equivalents, interests in the ownership or earnings of the Company or other similar rights (collectively, "*Company Securities*"). There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any Company Securities. Section 3.2(a) of the Company Disclosure Schedule sets forth information regarding the current exercise price, date of grant and number granted of Company Stock Options for each holder thereof.

(b) Except as set forth in Section 3.2(b) of the Company Disclosure Schedule, there are (i) no securities of the Company's subsidiaries convertible into or exchangeable for shares of stock or voting securities of the Company's subsidiaries; (ii) no options or other rights to acquire from the Company's subsidiaries, and no other contract, understanding, arrangement or obligation (whether or not contingent) providing for the issuance or sale, directly or indirectly of, any stock or other ownership interests in, or any other securities of, any subsidiary of the Company; (iii) no obligations of the Company's subsidiaries to issue any stock, voting securities or securities convertible into or exchangeable for stock or voting securities of the Company's subsidiaries; and (iv) no equity equivalents, interests in the ownership or earnings of the Company's subsidiaries or other similar rights. There are no outstanding obligations of the Company or its subsidiaries to repurchase, redeem or otherwise acquire any outstanding shares of stock or other ownership interests in any subsidiary of the Company. Except as set forth in Section 3.2(b) of the Company Disclosure Schedule, there are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its subsidiaries is bound relating to the voting of any shares of stock of the Company or any subsidiary of the Company.

(c) Except as set forth in Section 3.2(c) of the Company Disclosure Schedule, all dividends or distributions on shares of Company Common Stock and Company Preferred Stock which have been authorized or declared prior to the date of this Agreement have been paid in full.

(d) Except as set forth in Section 3.2(d) of the Company Disclosure Schedule, neither the Company nor any of the Company's subsidiaries owns directly or indirectly any interest or investment (whether equity or debt, other than intercompany loans) in any corporation, partnership, limited liability company, joint venture, business trust or entity (other than investments in short-term investment securities). With respect to such interests and investments, the Company and each of the Company's subsidiaries owns such interests and investments free and clear of all Liens.

SECTION 3.3 *Authority Relative to this Agreement; Stockholder Approval.*

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the Merger and the other transactions contemplated hereby. No other corporate proceedings on the part of the Company or any of its subsidiaries are necessary to authorize this Agreement or to consummate the Merger and the other transactions contemplated hereby (other than, with respect to the Merger and this Agreement, to the extent required by Law (as hereinafter defined), the Company Requisite Vote (as hereinafter defined)). This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid, legal and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors' rights or by general equity principles.

(b) The Company Board of Directors (the *"Company Board"*) has, by unanimous vote, duly and validly authorized the execution and delivery of this Agreement and approved the consummation of the Merger and the other transactions contemplated hereby, and taken all corporate actions required to be taken by the Company Board for the consummation of the Merger and the other transactions contemplated hereby. The Company Board has directed that this Agreement be submitted to the stockholders of the Company for their approval to the extent required by Law. The affirmative approval of this Agreement and the Merger by the holders of shares of Company Common Stock representing at least two-thirds of all votes entitled to be cast by the holders of all outstanding shares of Company Common Stock as of the record date for the Company Stockholder Meeting (the *"Company Requisite Vote"*) is the only vote of the holders of any class or series of stock of the Company necessary to adopt this Agreement and approve the Merger.

SECTION 3.4 *Reports; Financial Statements.* Except as set forth in Section 3.4 of the Company Disclosure Schedule, the Company has filed all required forms, reports and documents with the SEC since January 1, 1999, each of which has complied in all material respects with all applicable requirements of the Securities Act of 1933, as amended (the *"Securities Act"*), and the Securities Exchange Act of 1934, as amended (the *"Exchange Act"*), and, in each case, the rules and regulations promulgated thereunder applicable to such forms, reports and documents, each as in effect on the dates such forms, reports and documents were filed, except to the extent that such forms, reports and documents have been modified or superceded by later forms, reports and documents filed prior to the date of this Agreement. The Company has made available to Parent, in the form filed with the SEC (including any amendments thereto), (i) its Annual Reports on Form 10-K for each of the fiscal years ended December 31, 1999, 2000 and 2001, respectively, (ii) all definitive proxy statements relating to the Company's meetings of stockholders (whether annual or special) held since January 1, 1999, and (iii) all other reports or registration statements filed by the Company with the SEC since January 1, 1999 (collectively, the *"Company SEC Reports"*). Except as set forth in Section 3.4 of the Company Disclosure Schedule, none of such forms, reports or documents, including any financial statements or schedules included or incorporated by reference therein, contained, when filed, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent that such statements have been modified or superceded by later Company SEC Reports filed prior to the date of this Agreement. The Company has complied in all material respects with the requirements of the Sarbanes-Oxley Act of 2002 (the *"S-O Act"*).

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Except as set forth in Section 3.4 of the Company Disclosure Schedule, the consolidated financial statements of the Company included in the Company SEC Reports (except to the extent such statements have been amended or modified by later Company SEC Reports filed prior to the date of this Agreement) filed prior to the date of this Agreement complied as to form in all material respects with applicable accounting standards and the published rules and regulations of the SEC with respect thereto and fairly present in all material respects, in conformity with generally accepted accounting principles (*"GAAP"*) (except, in the case of interim financial statements, as permitted by the applicable rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments).

SECTION 3.5 *No Undisclosed Liabilities.* Except as set forth in Section 3.5 of the Company Disclosure Schedule or the Company SEC Reports filed prior to the date of this Agreement, none of the Company or its subsidiaries had any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth in a consolidated balance sheet of the Company or in the notes thereto, except for any such liabilities or obligations which would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company, after taking into account any assets acquired or services provided in connection with the incurrence of such liabilities or obligations.

SECTION 3.6 *Absence of Changes.* Except as disclosed in Section 3.6 of the Company Disclosure Schedule or the Company SEC Reports filed prior to the date of this Agreement, since the date of the most recent audited financial statements included in the Company SEC Reports filed prior to the date of this Agreement (the *"Company Financial Statement Date"*), the Company and its subsidiaries have conducted their business only in the usual, regular and ordinary course consistent with past practice, and there have not been (a) any events or circumstances that have had a Material Adverse Effect on the Company, nor has there been any occurrence or circumstance that would have or would reasonably be likely to have a Material Adverse Effect on the Company, (b) except for regular quarterly distributions (in the case of the Company) not in excess of $0.27 per share of Company Common Stock and $0.5859375 per share of Company Preferred Stock with customary record and payment dates, any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any shares of Company Stock, (c) any split, combination or reclassification of any shares of Company Stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for, or giving the right to acquire by exchange or exercise, shares of its beneficial interest or any issuance of an ownership interest in, any of the Company's subsidiaries, except as contemplated by this Agreement, (d) any damage, destruction or loss, whether or not covered by insurance, that has had, would have or would reasonably be likely to have a Material Adverse Effect on the Company, (e) any change made prior to the date of this Agreement in accounting principles or material accounting practices by the Company or any of the Company's subsidiaries, except insofar as may have been disclosed in the Company SEC Reports filed prior to the date of this Agreement or required by a change in GAAP or (f) any amendment of any employment, consulting, severance, retention or any other agreement between the Company and any officer of the Company.

SECTION 3.7 *Consents and Approvals; No Violations.* Except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Securities Act, the Exchange Act, state securities or blue sky Laws, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the *"HSR Act"*) or any other Antitrust Law (as hereinafter defined), the filing and recordation of the Articles of Merger as required by the MGCL and as otherwise set forth in Section 3.7 to the Company Disclosure Schedule, no filing with or notice to, and no permit, authorization, consent or approval of, (i) any court or tribunal or administrative, governmental or regulatory body, agency or authority (a *"Governmental Entity"*) or (ii) any other third party, is necessary for the execution and delivery by the Company of this Agreement or the consummation by the Company of the Merger or any of the other transactions contemplated hereby, except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or give such notice would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company. Except as set forth in Section 3.7 of the Company Disclosure Schedule, neither the execution, delivery or performance of this Agreement by the Company nor the consummation by the Company of the Merger or any of the other transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the respective articles or bylaws (or similar organizational documents) of the Company or any of its subsidiaries, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or Lien or result in the reduction or loss of any benefit) under, any of the terms, conditions or provisions of any loan, note, bond, mortgage, credit agreement, reciprocal easement agreement, permit, concession, franchise, indenture, lease, license, contract, agreement or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound or any Company Permit (as hereinafter defined), or (iii) violate any foreign or domestic law, order, writ, injunction, decree, ordinance, award, stipulation, statute, judicial or administrative doctrine, rule or regulation entered by a Governmental Entity (*"Law"*) applicable to the Company or any of its subsidiaries or any of their respective properties or assets, in each case with respect to (ii) and (iii) above, except as would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company. For purposes of this Agreement, *"Antitrust Law"* means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or creation or strengthening of a dominant position or lessening of competition through merger or acquisition.

SECTION 3.8 *No Default.* Neither the Company nor any of its subsidiaries is in violation of any term of (i) its articles or bylaws (or other similar organizational documents), (ii) any agreement or instrument related to indebtedness for borrowed money or any other agreement to which it is a party or by which it is bound, or (iii) any Law applicable to the Company, its subsidiaries or any of their respective properties or assets, in each case with respect to (ii) and (iii) above, except as would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company.

SECTION 3.9 *Litigation.* Except (i) as listed in Section 3.9 of the Company Disclosure Schedule, (ii) as set forth in the Company SEC Reports filed prior to the date of this Agreement, or (iii) for suits, claims, actions, proceedings or investigations arising from the usual, regular and ordinary course of operations of the Company involving (A) collection matters or (B) personal injury or other tort litigation which are covered by adequate insurance (subject to customary deductibles), there is no suit, claim, action, proceeding or investigation pending or, to the Company's knowledge, threatened in writing against the Company or any of its subsidiaries or any of its or their respective properties or assets that (1) involves amounts in excess of $100,000 or (2) questions the validity of this Agreement or any action to be taken by the Company in connection with the consummation of the Merger. Except as set forth in Section 3.9 of the Company Disclosure Schedule and other than as set forth in the Company SEC Reports filed prior to the date of this Agreement, none of the Company or its subsidiaries is subject to any outstanding order, judgment, writ, injunction or decree.

SECTION 3.10 *Compliance with Applicable Law.* The Company and each of its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the *"Company Permits"*), except for Company Permits the absence of which would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company and each of its subsidiaries are in compliance with the terms of the Company Permits, except as would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company. The businesses of the Company and each of its subsidiaries are not being conducted in violation of any Law applicable to the Company or its subsidiaries, except as would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company. To the Company's knowledge, no investigation or review by any Governmental Entity with respect to the Company or its subsidiaries is pending or threatened in writing, nor, to the Company's knowledge, has any Governmental Entity indicated an intention to conduct the same.

SECTION 3.11   *Properties.*

(a) Section 3.11(a) of the Company Disclosure Schedule sets forth a correct and complete list and location of (i) all operating real property owned or leased by the Company and its subsidiaries (including its headquarters and leases of office space) as of the date of this Agreement (the *"Operating Properties"*), (ii) all real property currently under development, expansion, renovation or rehabilitation owned or leased by the Company and its subsidiaries as of the date of this Agreement (the *"Development Properties"*), and (iii) all parcels of undeveloped non-income producing land owned or leased by the Company and its subsidiaries (the *"Land"*) (collectively, the Operating Properties, the Development Properties and the Land, together with all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property, are referred to herein as the *"Company Properties"*). Each of the Company Properties is owned or leased by the Company and its subsidiaries, as indicated in Section 3.11(a) of the Company Disclosure Schedule. The Company and its subsidiaries own or, if so indicated in Section 3.11(a) of the Company Disclosure Schedule, lease each of the Company Properties, in each case free and clear of any Liens, title defects, contractual restrictions, covenants or reservations of interests in title (collectively, *"Property Restrictions"*), except for (i) Permitted Liens, (ii) Property Restrictions imposed or promulgated by Law or by any Governmental Entity which are customary and typical for similar properties or (iii) Property Restrictions which do not, individually or in the aggregate, interfere materially with the current use of such property. None of the matters described in clauses (i), (ii) and (iii) above would have or would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company. For purposes of this Agreement, *"Permitted Liens"* means (i) Liens for Taxes not yet due or delinquent or as to which there is a good faith dispute and for which there are adequate reserves on the financial statements of the Company (if such reserves are required pursuant to GAAP), (ii) with respect to real property, any Lien, encumbrance or other title defect disclosed on the Company Title Insurance Policies (as defined herein) or an existing lender's title insurance policies made available to Parent (whether material or immaterial), Liens and obligations arising under the Company Material Contracts, the Company Space Leases (as defined herein) and any other Lien which does not, individually or in the aggregate, interfere materially with the current use of such property (assuming its continued use in the manner in which it is currently used) and (iii) inchoate materialmen's, mechanics', carriers', workmen's and repairmen's liens arising in the usual, regular and ordinary course and not past due and payable or the payment of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of the Company (if such reserves are required pursuant to GAAP). The Company Properties are adequate to permit the use thereof in the manner they are currently utilized by the Company and its subsidiaries, except as would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Section 3.11(b) of the Company Disclosure Schedule sets forth a correct and complete list of all agreements for the pending acquisition, sale, option to sell, right of first refusal, right of first offer or any other contractual right to sell, dispose of, or lease (by merger, purchase or sale of assets or stock or otherwise) any personal property valued at $25,000 or more. The Company and each of its subsidiaries have good and sufficient title to all the material personal and non-real properties and assets reflected in their books and records as being owned by them (including those reflected in the consolidated balance sheet of the Company and its subsidiaries as of June 30, 2002, except as since sold or otherwise disposed of in the usual, regular and ordinary course of business), free and clear of all Liens, except for Permitted Liens.

(c) Except as provided for in Section 3.11(c) of the Company Disclosure Schedule, policies of title insurance (each a *"Company Title Insurance Policy"*) have been issued insuring as of the effective date of each such Company Title Insurance Policy the Company's or the applicable subsidiary's (or the applicable predecessor's or acquiror's) fee simple title to or leasehold interest in the Company Properties, subject only to the matters disclosed on the Company Title Insurance Policies and Liens, and to the Company's knowledge, such policies are, at the date hereof, valid and in full force and effect and no claim has been made against any such policy. A correct and complete copy of each Company Title Insurance Policy has been previously made available to Parent.

(d) Except as provided for in Section 3.11(d) of the Company Disclosure Schedule, the Company has no knowledge (i) that any certificate, permit or license from any Governmental Entity having jurisdiction over any of the Operating Properties or any agreement, easement or other right which is necessary to permit the lawful use and operation of the buildings and improvements on any of the Operating Properties or which is necessary to permit the lawful use or operation of all driveways, roads and other means of egress and ingress to and from any of the Operating Properties has not been obtained and is not in full force and effect, or of any pending written threat of modification or cancellation of any of same, which would have or would reasonably be likely to have a material adverse effect on such Operating Property, or (ii) of any written notice of any violation that is uncured and not waived of any federal, state or municipal law, ordinance, order, regulation or requirement affecting any of the Operating Properties or Development Properties, which would have or would reasonably be likely to have a material adverse effect on such Operating Property or Development Property, as applicable.

(e) Except as provided for in Section 3.11(e) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has received any written notice to the effect that (i) any condemnation or rezoning proceedings are pending or threatened with respect to any of the Operating Properties or Development Properties, or (ii) any Laws including, without limitation, any zoning regulation or ordinance, building or similar law, code, ordinance, order or regulation has been violated for any Operating Property or any Development Property, in any case which would have or would reasonably be likely to have, individually or in the aggregate, a material adverse effect on such Operating Property or Development Property, as applicable.

(f) Except as provided for in Section 3.11(f) of the Company Disclosure Schedule, the rent rolls for the Company Properties dated as of September 23, 2002, which previously have been made available to the Parent, list each lease, sublease, ground lease or other right of occupancy that the Company or its subsidiaries are party to with respect to each of the applicable Company Properties (the *"Company Space Leases"*) and are correct and complete in all respects (except for discrepancies that would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company). The Company has made available to Parent correct and complete copies of all Company Space Leases in excess of 10,000 square feet, including all amendments, modifications, supplements, renewals, extensions and guarantees related thereto, as of the date hereof. Except as set forth in Section 3.11(f) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries, on the one hand, nor, to the knowledge of the Company, any other party, on the other hand, is in monetary default under any Company Space Lease, except for defaults that are disclosed in the rent rolls or that would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(g) Except as provided for in Section 3.11(g) of the Company Disclosure Schedule, all work required to be performed, payments required to be made and actions required to be taken prior to the date hereof pursuant to any agreement entered into with a Governmental Entity in connection with a site approval, zoning reclassification or other similar action relating to any Operating Properties (e.g., local improvement district, road improvement district) have been performed, paid or taken, as the case may be, other than those where, individually or in the aggregate, the failure would not have or would not reasonably be likely to have a Material Adverse Effect on the Company.

(h) Section 3.11(h) of the Company Disclosure Schedule includes the most current development budget (the *"Development Budget"*), dated as of August 31, 2002, and site plan (*"Site Plan"*) prepared by the Company and approved by Parent relating to each of the Development Properties. Section 3.11(h) of the Company Disclosure Schedule lists all general construction contracts entered into by the Company or any of its subsidiaries relating to the Development Properties (collectively, the *"Construction Contracts"*). Except as disclosed in Section 3.11(h) of the Company Disclosure Schedule or except as would not have, or would not reasonably be likely to have, individually or in the aggregate, a material adverse effect on the applicable Development Property, (i) each Development Property is zoned for the lawful development, rehabilitation, renovation, addition or expansion of such Development Property contemplated thereon, (ii) the Company or any of its applicable subsidiaries has obtained all permits, licenses, consents and authorizations required for the lawful development, rehabilitation, renovation, addition or expansion for such Development Properties as required as of the date hereof, and (iii) all work required to be performed, payments required to be made and actions required to be taken prior to the date hereof pursuant to any agreement entered into with a Governmental Entity in connection with a site approval, zoning reclassification or other similar action relating to any Development Property (e.g., local improvement district, road improvement district) have been performed, paid or taken, as the case may be. The Development Budget with respect to each Development Property was prepared in a manner substantially consistent with past practice, and to the Company's knowledge, there are no errors or omissions in the Development Budgets such that the contemplated development, rehabilitation, renovation, addition or expansion of such Development Property cannot be completed substantially in accordance with the cost estimates set forth in the Development Budget (it being expressly understood and agreed that such Development Budget was prepared solely on the basis of estimates and assumptions of the Company at the time the Development Budget was prepared and that the completion of any Development Property is subject to numerous risks and uncertainties customarily associated with real estate and development activities, including, without limitation, risks inherent in completing construction projects, adverse governmental actions or policies, adverse changes in general or local economic conditions, environmental issues and adverse weather changes). Parent hereby acknowledges that the completion of any Development Property may not occur within the cost estimates included in the Development Budget. The Company has made available to Parent correct and complete copies of all material contracts related to the Development Properties, including all amendments, modifications, supplements, renewals, extensions and guarantees related thereto, as of the date hereof.

(i) Section 3.11(i) of the Company Disclosure Schedule sets forth a correct and complete list of each ground lease pursuant to which the Company or any of its subsidiaries is a lessee (individually, *"Ground Lease"* and collectively, *"Ground Leases"*). Each Ground Lease is valid, binding and enforceable in accordance with its terms against (a) the Company or any of its subsidiaries, and (b) to the knowledge of the Company, the other parties thereto, except as would not have, or would not reasonably be likely to have, individually or in the aggregate, a material adverse effect on the applicable Company Property. Except as listed in Section 3.11(i) of the Company Disclosure Schedule or which would not have, or would not reasonably be likely to have, individually or in the aggregate, a material adverse effect on the applicable Company Property, (i) the Company or any of its subsidiaries have performed all obligations required to be performed by it to date under each of the Ground Leases and (ii) neither the Company nor any of its subsidiaries, nor to the knowledge of the Company, any other party, is in default under any Ground Lease (and to the Company's knowledge, no event has occurred which, with due notice or lapse of time or both, would constitute such a default). No option has been exercised under any of such Ground Leases, except options whose exercise has been evidenced by a written document as described in Section 3.11(i) of the Company Disclosure Schedule.

(j) Except as set forth in Section 3.11(j) of the Company Disclosure Schedule or which would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company, to the knowledge of the Company, there are no (i) pending CAM or similar audits by any third party or (ii) pending real property tax protests or related litigation.

(k) Except as set forth in Section 3.11(k) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has granted any unexpired option agreements or rights of first refusal with respect to the purchase of a Company Property or any portion thereof or any other unexpired rights in favor of third Persons to purchase or otherwise acquire a Company Property or any portion thereof or entered into any contract for sale, ground lease or letter of intent to sell or ground lease any Company Property or any portion thereof.

(l) Section 3.11(l) of the Company Disclosure Schedule sets forth a correct and complete list of all land purchase agreements, contracts, options, rights of first refusal or similar agreements (the *"Pipeline Agreements"*) currently in effect for the possible acquisition or ground lease of real property (a *"Pipeline Property"*) entered into by the Company or its subsidiaries for the potential future development of a project or otherwise (a *"Pipeline Project"*). Except as set forth on Section 3.11(l) of the Company Disclosure Schedule, all deposits due as of the date hereof under any Pipeline Agreement have been paid. Except as set forth in such Section 3.11(l) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has entered into any agreements providing for the purchase or ground lease of, or option to purchase or ground lease, any real property which are currently in effect.

(m) Section 3.11(m) of the Company Disclosure Schedule sets forth a correct and complete list of all of the contracts, documents or other agreements which are currently in effect whereby the Company or any of its subsidiaries is entitled to receive site work or other reimbursements from any third party, pursuant to which the Company or any of its subsidiaries is currently entitled to receive at least $250,000 (the *"Reimbursement Agreements"*).

(n) Neither the Company nor any of its subsidiaries is a party to any agreement relating to the management of any of the Company Properties by a party other than the Company or any wholly owned Company subsidiaries (a *"Third Party"*), except the agreements described in Section 3.11(n) to the Company Disclosure Schedule (the *"Third Party Management Agreements"*).

(o) Neither the Company nor any of its subsidiaries is a party to any agreement pursuant to which the Company or any of its subsidiaries manages any real properties for any Third Party, except for the agreements described in Section 3.11(o) to the Company Disclosure Schedule (the *"Outside Management Agreements"*).

(p) Except for those contracts or agreements set forth in Section 3.11(p) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has entered into any contract or agreement (collectively, the *"Participation Agreements"*) with any third party or any employee, consultant, affiliate or other person (the *"Participation Party"*) which provides for a right of such Participation Party to participate, invest, join, partner, have any interest in whatsoever (whether characterized as a contingent fee, profits interest, equity interest or otherwise) or have the right to any of the foregoing in any proposed or anticipated investment opportunity, joint venture, partnership or any other current or future transaction or property in which the Company or any subsidiary has or will have an interest, including but not limited to those transactions or properties identified, sourced, produced or developed by such Participation Party (a *"Participation Interest"*). Section 3.11(p) of the Company Disclosure Schedule sets forth the only transactions or Company Properties for which any Participation Party currently has a Participation Interest pursuant to such Participation Agreements.

SECTION 3.12 *Employee Plans.*

(a) Section 3.12(a) of the Company Disclosure Schedule sets forth a list of all material "employee benefit plans," as defined in Section 3(3) of the Employment Retirement Income Security Act of 1974, as amended (*"ERISA"*), and all other employee benefit plans or other benefit arrangements or payroll practices including bonus plans, executive compensation, consulting or other compensation agreements, change in control agreements, incentive, equity or equity-based compensation, or deferred compensation arrangements, stock purchase, severance pay, sick leave, vacation pay, salary continuation for disability, hospitalization, medical insurance, life insurance, scholarship programs, directors' benefit, bonus or other incentive compensation, which the Company or any of its subsidiaries sponsors, maintains, contributes to or has any obligation to contribute to (each a *"Company Employee Benefit Plan"* and collectively, the *"Company Employee Benefit PLANS"*). None of the Company Employee Benefit Plans is subject to Title IV of ERISA, or is or has been subject to Sections 4063 or 4064 of ERISA, nor has the Company, its subsidiaries or any trade or business (whether or not incorporated) which is or has ever been under common control, or which is or has ever been treated as a single employer, with the Company or any subsidiary under Section 414(b), (c), (m) or (o) of the Code (*"ERISA Affiliate"*) ever been obligated to contribute to a multiemployer plan, as defined in Section 3(37) of ERISA (a *"Multiemployer Plan"*). Neither the Company nor any ERISA Affiliate has incurred any material present or contingent liability under Title IV of ERISA, nor does any condition exist which could reasonably be likely to result in any such liability.

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(b) Correct and complete copies of the following documents, with respect to each of the Company Employee Benefit Plans (other than a Multiemployer Plan) have been made available to Parent by the Company: (i) any plans and related trust documents, and amendments thereto; (ii) the three most recent Forms 5500 and schedules thereto, if applicable; (iii) the most recent Internal Revenue Service ("*IRS*") determination letter, if applicable; (iv) the three most recent financial statements and actuarial valuations, if applicable; and (v) summary plan descriptions, if applicable.

(c) Except as disclosed in Section 3.12(c) of the Company Disclosure Schedule, (i) the Company and its subsidiaries have performed all material obligations required to be performed by them under any Company Employee Benefit Plan; (ii) the Company Employee Benefit Plans, have been administered in material compliance with their terms and the requirements of ERISA, the Code and other applicable Laws; (iii) all contributions (including all employer contributions and employee salary reduction contributions) required to have been made under any of the Company Employee Benefit Plans to any funds or trusts established thereunder or in connection therewith have been made by the due date thereof and all contributions for any period ending on or before the Effective Time which are not yet due will have been paid or accrued prior to the Effective Time and (iv) there are no material actions, suits, arbitrations or claims (other than routine claims for benefit) filed, or to the Company's knowledge, threatened in writing with respect to any Company Employee Benefit Plan; and (v) the Company and its subsidiaries have no material liability as a result of any "prohibited transaction" (as defined in Section 406 of ERISA and Section 4975 of the Code) for any excise Tax or civil penalty.

(d) Neither the Company nor any of its ERISA Affiliates is subject to any unsatisfied withdrawal liability with respect to any Multiemployer Plan.

(e) Each of the Company Employee Benefit Plans which is intended to be "qualified" within the meaning of Section 401(a) of the Code has received a determination letter from the IRS to the effect that such plan is "qualified" and that the trusts maintained pursuant thereto are exempt from federal income taxation under Section 501 of the Code. The Company knows of no fact which would adversely affect the qualified status of any such Company Employee Benefit Plan or the exemption of such trust.

(f) None of the Employee Benefit Plans provide for continuing post-employment health or life insurance coverage for any participant or any beneficiary of a participant except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("*COBRA*").

(g) Except as set forth in Section 3.12(g) of the Company Disclosure Schedule, no stock or other security issued by the Company forms or has formed a material part of the assets of any Company Employee Benefit Plan.

(h) Except as specifically identified and quantified in Section 3.12(h) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the Merger will (i) result in any material payment becoming due, or materially increase the amount of compensation due, to any current or former employee of the Company or any of its subsidiaries; (ii) materially increase any benefits otherwise payable under any Company Employee Benefit Plan; (iii) result in the acceleration of the time of payment or vesting of any such material benefits; or (iv) result in any payment that will not be deductible for federal tax purposes under Section 280G or Section 162(m) of the Code.

(i) Except as identified in Section 3.12(i) of the Company Disclosure Schedule, no "leased employee" as that term is defined in Section 414(n) of the Code, performs services for the Company. No leased employee is eligible to participate in any Company Employee Benefit Plan at the exclusion of any such person who does not cause any such plan to lose qualification under Section 401(a) of the Code, nor does it violate the terms of any company Employee Benefit Plan.

(j) All awards and grants made under the Company's Long-Term Incentive Plan have vested.

SECTION 3.13 *Labor Matters.*

(a) Section 3.13(a) of the Company Disclosure Schedule sets forth a list of all employment, consulting, independent contractor, temporary staffing, labor or collective bargaining agreements to which the Company or any subsidiary is party (excluding personal services contracts) and, except as set forth therein, there are no such employment, consulting, independent contractor, temporary staffing, labor or collective bargaining agreements that pertain to the Company or any of its subsidiaries. The Company has heretofore made available to Parent correct and complete copies of (i) the employment agreements listed on Section 3.13(a) of the Company Disclosure Schedule or a form thereof and (ii) the labor or collective bargaining agreements listed on Section 3.13(a) of the Company Disclosure Schedule, together with all material amendments, modifications, supplements and side letters affecting the duties, rights and obligations of any party thereunder.

(b) Except as disclosed in Section 3.13(b) of the Company Disclosure Schedule, (i) no employees of the Company or any of its subsidiaries are represented by any labor organization; (ii) no labor organization or group of employees of the Company or any of its subsidiaries has made a written demand for recognition or certification; (iii) to the Company's knowledge, there are no representation or certification proceedings or petitions seeking a representation proceeding presently filed, or to the Company's knowledge, threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority; (iv) to the Company's knowledge, there are no organizing activities involving the Company or any of its subsidiaries pending with any labor organization or group of employees of the Company or any of its subsidiaries, and (v) the Company is not affected and has not been affected in the past by any actual or threatened work stoppage strike or other labor disturbance.

(c) There are no unfair labor practice charges, grievances or complaints filed or, to the Company's knowledge, threatened in writing by or on behalf of any employee or group of employees of the Company or any of its subsidiaries.

(d) Except as set forth in Section 3.13(d) of the Company Disclosure Schedule, there are no complaints, charges or claims against the Company or any of its subsidiaries filed or, to the knowledge of the Company, threatened in writing to be brought or filed, with any federal, state or local Governmental Entity or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment of any individual by the Company or any of its subsidiaries.

(e) Except as set forth in Section 3.13(e) of the Company Disclosure Schedule, (i) the Company and each of its subsidiaries is in compliance in all material respects with all Laws relating to the employment of labor, including all such Laws relating to wages, hours, the Worker Adjustment and Retraining Notification Act and any similar state or local "mass layoff" or "plant closing" Law (*"WARN"*), collective bargaining, discrimination, civil rights, safety and health, workers' compensation and the collection and payment of withholding and/or social security Taxes and any similar Tax, except for immaterial non-compliance; and (ii) there has been no "mass layoff" or "plant closing" as defined by WARN with respect to the Company or any of its subsidiaries within the last six (6) months.

SECTION 3.14 *Environmental Matters.* Except as disclosed in Section 3.14 of the Company Disclosure Schedule, (i) the Company and its subsidiaries and, to the knowledge of the Company, all real property owned, leased or operated by the Company and its subsidiaries are in compliance with Environmental Laws, except as would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company; (ii) the Company and its subsidiaries have obtained and currently possess and maintain all permits required by Environmental Laws (collectively, *"Company Environmental Permits"*) for each of their respective operations, all such Company Environmental Permits are in good standing, and the Company and its subsidiaries are in compliance with the terms and conditions of such Company Environmental Permits, except in each such case as would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company; (iii) neither the Company and its subsidiaries nor any real property currently or, to the knowledge of the Company, formerly owned, leased or operated by the Company or its subsidiaries is subject to any pending or, to the knowledge of the Company, threatened Environmental Claim; (iv) neither the Company nor any of its subsidiaries has generated, arranged for the disposal of or otherwise caused to be disposed of any Hazardous Material at any off-site location at which the Company and its subsidiaries would reasonably be expected to be liable for undertaking or paying for any investigation or any other action to respond to the release or, to the knowledge of the Company, threatened release of any Hazardous Material or would reasonably be expected to be required to pay natural resource damages, except in any such case as would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company; (v) no Company Property or any property currently or, to the knowledge of the Company, formerly owned, leased or operated by the Company and its subsidiaries has been the subject of any treatment, storage, disposal, accumulation, generation, or release of Hazardous Materials in any manner which would reasonably be expected to give rise to liability under Environmental Laws or need to undertake any action to respond to such Hazardous Materials, except as would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company; (vi) there are no wetlands at any of the Company Properties nor is any Company Property subject to any current or, to the knowledge of the Company, threatened environmental deed restriction, use restriction, institutional or engineering control, except as would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company; (vii) the Company and its subsidiaries have made available to Parent all environmental audits, reports and other material environmental documents in their possession relating to their current and, to the extent the Company or its subsidiaries have knowledge that they are potentially liable, their formerly owned or operated properties, facilities or operations; (viii) no capital expenditures are presently required to maintain or achieve compliance with Environmental Laws, except as would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company; and (ix) to the knowledge of the Company, there are no underground storage tanks, polychlorinated biphenyls ("*PCB*") or PCB-containing equipment, except for PCB or PCB-containing equipment owned by utility companies, or asbestos or asbestos-containing materials at any Company Property, except as would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company.

As used in this Agreement:

"*Environmental Claims*" means any and all administrative, regulatory, judicial or third-party claims, demands, notices of violation or non-compliance, directives, proceedings, investigations, orders, decrees, judgments or other allegations of noncompliance with or liability or potential liability relating in any way to any Environmental Law or any Company Environmental Permit, or, in the case of Section 4.11, any Parent Environmental Permit (as hereinafter defined), as the case may be.

"*Environmental Laws*" means all applicable federal, state, and local Laws, rules and regulations, orders, judgments, decrees and other legal requirements including, without limitation, common law relating to pollution or the regulation and protection of human health, safety, the environment or natural resources, including, but not limited to, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (42 U.S.C. Sec. 9601 et seq.); the Hazardous Materials Transportation Act, as amended (49 U.S.C. Sec. 180 et seq.); the Federal Insecticide, Fungicide, and Rodenticide Act, as amended (7 U.S.C. Sec. 136 et seq.); the Resource Conservation and Recovery Act, as amended (42 U.S.C. Sec. 6901 et seq.); the Toxic Substances Control Act, as amended (42 U.S.C. Sec. 7401 et seq.); the Clean Air Act, as amended (42 U.S.C. Sec. 740 et seq.); the Federal Water Pollution Control Act, as amended (33 U.S.C. Sec. 1251 et seq.); the Occupational Safety and Health Act, as amended (29 U.S.C. Sec. 51 et seq.); the Safe Drinking Water Act, as amended (42 U.S.C. Sec. 300f et seq.); and their state and local counterparts or equivalents and any transfer of ownership notification or approval statute.

"*Hazardous Material*" means all substances, pollutants, chemicals, compounds, wastes, including, without limitation, petroleum and any fraction thereof or substances otherwise potentially injurious to human health and the environment, including without limitation bacteria, mold, fungi or other toxic growth, regulated under Environmental Laws.

SECTION 3.15 *Tax Matters.*

(a) All federal and all other material Tax Returns (as hereinafter defined) required to be filed by or on behalf of the Company or any of its subsidiaries have been filed with the appropriate taxing authorities in all jurisdictions in which such Tax Returns are required to be filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns, as amended, were accurate and complete in all material respects. Except as and to the extent publicly disclosed by the Company in the Company SEC

Reports filed prior to the date of this Agreement or as would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) as of June 30, 2002, all Taxes payable by or on behalf of the Company or any of its subsidiaries have been fully and timely paid or adequately provided for in accordance with GAAP, and (ii) adequate reserves or accruals for Taxes have been provided in accordance with GAAP with respect to any period for which Tax Returns have not yet been filed or for which Taxes are not yet due and owing. Except as set forth in Section 3.15(a) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has executed or filed with the IRS or any other taxing authority any agreement, waiver or other document or arrangement extending or having the effect of extending the period for assessment or collection of material Taxes (including, but not limited to, any applicable statute of limitation), and no power of attorney with respect to any Tax matter is currently in force.

(b) Except as set forth in Section 3.15(b) of the Company Disclosure Schedule, the Company (i) for all taxable years commencing with its short taxable year ended December 31, 1994 through the most recent December 31, has been subject to taxation as a real estate investment trust (a "*REIT*") within the meaning of Section 856 of the Code and has satisfied all requirements to qualify as a REIT for such years, (ii) has operated, and intends to continue to operate, in such a manner as to qualify as a REIT for the taxable year ending December 31, 2002 and (iii) has not taken or omitted to take any action which would reasonably be likely to result in a challenge to its status as a REIT, and, to the Company's knowledge, no such challenge is pending or threatened in writing. Except as set forth in Section 3.15(b) to the Company Disclosure Schedule, each subsidiary of the Company that is a partnership, joint venture, or limited liability company (i) has been since its formation and continues to be treated for federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation and (ii) has not since the later of its formation or the acquisition by the Company of a direct or indirect interest therein, owned any assets (including, without limitation, securities) that would cause the Company to violate Section 856(c)(4) of the Code. Each subsidiary of the Company that is a corporation has been since its formation a "qualified REIT subsidiary" pursuant to Section 856(i) of the Code or a "taxable REIT subsidiary" pursuant to Section 856(l) of the Code, except for JDN Development Company, Inc. and its corporate subsidiaries (which have been "taxable REIT subsidiaries" of the Company since January 1, 2001). Except as set forth in Section 3.15(b) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries holds any asset (i) the disposition of which would be subject to rules similar to Section 1374 of the Code as a result of an election under IRS Notice 88-19 or Temporary Treas. Regs. §§ 1.337(d)-5T and 337(d)-6T or (ii) which is subject to a consent filed pursuant to section 341(f) of the Code and the regulations thereunder.

(c) Except as set forth in Section 3.15(c) of the Company Disclosure Schedule, since January 1, 2001, the Company has incurred no liability for excise taxes under Sections 857(b), 860(c) or 4981 of the Code, including without limitation any excise tax arising from a prohibited transaction described in Section 857(b)(6) of the Code or any tax arising from "redetermined rents, redetermined deductions and excess interest" described in Section 857(b)(7) of the Code, and neither the Company nor any of its subsidiaries has incurred any material liability for Taxes other than in the usual, regular and ordinary course of business. No event has occurred and no condition or circumstance exists which presents a material risk that any material Tax described in the preceding sentence will be imposed upon the Company or its subsidiaries.

(d) Except as set forth in Section 3.15(d) of the Company Disclosure Schedule, all material deficiencies asserted or assessments made as a result of any examinations by the IRS or any other taxing authority of the Tax Returns of or covering or including the Company or any of its subsidiaries have been fully paid or are being contested in good faith in appropriate proceedings, except as would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company, and, to the knowledge of the Company, there are no other audits relating to any material taxes by any taxing authority in progress, nor has the Company or any of its subsidiaries received any written notice from any taxing authority that it intends to conduct such an audit.

(e) Except as set forth in Section 3.15(e) of the Company Disclosure Schedule, and, except as would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its subsidiaries have complied in all material respects with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes and have duly and timely withheld from employee salaries, wages and other compensation and have paid over to the appropriate taxing authorities all material amounts required to be withheld and paid over on or prior to the due date thereof under all applicable Laws.

(f) The Company has made available to Parent correct and complete copies of (A) all federal and other material Tax Returns of the Company and its subsidiaries relating to the taxable periods ending since December 31, 1998 which have been filed and (B) any audit report issued within the last five years relating to any material Taxes due from or with respect to the Company or any of its subsidiaries.

(g) Except as set forth in Section 3.15(g) of the Company Disclosure Schedule or as would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company, no claim has been made in writing by a taxing authority in a jurisdiction where the Company or any of its subsidiaries does not file Tax Returns such that the Company or any such subsidiary is or may be subject to taxation by that jurisdiction.

(h) Except as set forth in Section 3.15(h) of the Company Disclosure Schedule, neither the Company nor any other Person on behalf of the Company or any of its subsidiaries has requested any extension of time within which to file any material income Tax Return, which material income Tax Return has since not been filed.

(i) Except as set forth in Section 3.15(i) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is a party to any tax sharing or similar agreement or arrangement other than any agreement or arrangement between the Company and any of its subsidiaries, pursuant to which it will have any obligation to make any payments after the Closing.

(j) Except as set forth in Section 3.15(j) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has requested a private letter ruling from the IRS or comparable rulings from other taxing authorities.

(k) For purposes of this Agreement, "*Tax*" or "*Taxes*" shall mean all taxes, charges, fees, imposts, levies, gaming or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated axes, customs duties, fees, assessments and charges of any kind whatsoever, together with any interest and any penalties, fines, additions to tax or additional amounts imposed by any taxing authority (domestic or foreign) and shall include any transferee or successor liability in respect of taxes, any liability in respect of taxes under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law, or imposed by contract, tax sharing agreement, tax indemnity agreement or any similar agreement. "*Tax Returns*" shall mean any report, return, document, declaration or any other information or filing required to be supplied to any taxing authority or jurisdiction (foreign or domestic) with respect to Taxes, including information returns, any document with respect to or accompanying payments or estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return document, declaration or other information.

For purposes of this Section 3.15, the definition of "subsidiary" contained in Section 9.11(h) shall be applied by substituting "20%" for "a majority" in clause (iii) of such definition.

SECTION 3.16 *Material Contracts.*

(a) Section 3.16 of the Company Disclosure Schedule sets forth a list of all Company Material Contracts (as hereinafter defined). The Company has heretofore made available to Parent correct and complete copies of all material written contracts and agreements (and all amendments, modifications and supplements thereto and all side letters to which the Company or any of its subsidiaries is a party affecting the obligations of any party thereunder) to which the Company or any of its subsidiaries is a party or by which any of its properties or assets are bound, including all: (i) (A) employment, severance, change in control, termination, labor, collective bargaining or consulting agreements (but excluding personal service contracts), (B) non-competition contracts, and (C) indemnification contracts with officers and directors of the Company or any of its subsidiaries; (ii) partnership or joint venture agreements; (iii) agreements for the pending sale, option to sell, right of first refusal, right of first offer or any other contractual right to sell, dispose of, or lease (in excess of 10,000 square feet), by merger, purchase or sale of assets or stock or otherwise, (A) the Company Properties or any other real property or (B) except as in the usual, regular and ordinary course of business consistent with past practice, any personal property; (iv) loan or credit agreements, letters of credit, bonds, mortgages, indentures, guarantees, or other agreements or instruments evidencing indebtedness for borrowed money by the Company or any of its subsidiaries or any such agreement pursuant to which indebtedness for borrowed money may be incurred, or evidencing security for any of the foregoing; (v) agreements that purport to limit, curtail or restrict the ability of the Company or any of its subsidiaries to compete in any geographic area or line of business, other than exclusive lease provisions, non-compete provisions and other similar leasing restrictions entered into by the Company in the usual, regular and ordinary course of business consistent with past practice contained in the Company Space Leases and in other recorded documents by which real property was conveyed by the Company to any user or to hire or solicit the hire for employment of any individual or group; (vi) contracts or agreements that would be required to be filed as an exhibit to the Form 10-K or Forms 10-Q filed by the Company with the SEC since January 1, 2002; (vii) tax protection agreements; (viii) each contract (including, without limitation, any brokerage agreements) entered into by the Company or any of its subsidiaries, which may result in total payments by or liability of the Company or any subsidiary of the Company in excess of $100,000 annually, other than any Company Space Leases, any documents relating to the indebtedness described in Section 3.16(a)(iv) hereof, and any contracts entered into with respect to the Development Properties in compliance with the applicable Development Budget for each such Development Property; *provided, however,* any contract under clause (viii) above that, by its terms, is terminable within 30 days (without termination fee or penalty) of the date of this Agreement shall not be deemed to be a Company Material Contract; (ix) the contracts included in Section 3.11 of the Company Disclosure Schedule; and (x) contracts and agreements to enter into any of the foregoing (such contracts and agreements, the "*Company Material Contracts*"). Section 3.16(a) to the Company Disclosure Schedule lists, as of August 31, 2002, the outstanding principal balance, maturity date and applicable interest rate (including the method or formula for calculating any interest that is not a fixed percentage of the principal balance) for the indebtedness evidenced by each loan listed on the Company Disclosure Schedule pursuant to Section 3.16(a)(iv) hereof.

(b) Each of the Company Material Contracts constitutes the valid and legally binding obligation of the Company or its subsidiaries, enforceable against the Company or its subsidiaries, as the case may be, in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors' rights or by general equity principles). To the Company's knowledge, there is no default (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation or default) under any Company Material Contract so listed by the Company as would have or would reasonably be likely to have a Material Adverse Effect on the Company.

(c) To the extent not set forth in response to the requirements of Section 3.16(a) hereof, Schedule 3.16(c) to the Company Disclosure Schedule sets forth each interest rate cap, interest rate collar, interest rate swap, currency hedging transaction, and any other agreement relating to a similar transaction to which the Company or any of its subsidiaries is a party or an obligor with respect thereto.

(d) Except as set forth in Section 3.16(d) to the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has (i) any continuing material contractual liability for indemnification or otherwise under any agreement relating to the sale of real estate previously owned, whether directly or indirectly, by the Company or any of its subsidiaries, except for standard indemnification provisions entered into in the normal course of business, (ii) any continuing liability to make any reprorations or adjustments to prorations that may previously have been made with respect to any property currently or formerly owned by the Company or any of its subsidiaries, or (iii) any continuing contractual liability to pay any additional purchase price for any of the Company Properties.

SECTION 3.17 *Opinion of Financial Advisor.* Lazard Freres & Co., LLC (the *"Company Financial Advisor"*) has delivered to the Company Board its opinion, dated the date of this Agreement, to the effect that, as of such date, the Exchange Ratio is fair to the holders of Company Common Stock (other than Parent, Merger Sub and any affiliates of Parent) from a financial point of view.

SECTION 3.18 *Brokers.* No broker, finder or investment banker (other than the Company Financial Advisor, a correct and complete copy of whose engagement agreement has been made available to Parent) is entitled to any brokerage, finder's or other fee or commission or expense reimbursement in connection with the Merger based upon arrangements made by and on behalf of the Company or any of its subsidiaries.

SECTION 3.19 *Takeover Statutes.* The Company has taken all action required to be taken by it in order to exempt this Agreement and the Merger from, and this Agreement and the Merger are exempt from, the requirements of any "moratorium", "control share", "fair price", "affiliate transaction", "business combination" or other takeover Laws and regulations of any state (collectively, *"Takeover Statutes"*), including the Maryland Business Combination Act and the Maryland Control Share Acquisition Act, or any takeover provision in the Company's articles of incorporation and bylaws.

SECTION 3.20 *Related Party Transactions.* Except as set forth in Section 3.16 of the Company Disclosure Schedule or as disclosed in the Company SEC Reports filed prior to the date of this Agreement, and except for usual, regular and ordinary course advances to employees, set forth in Section 3.20 to the Company Disclosure Statement is a list of all agreements and contracts entered into by the Company or any of the Company's subsidiaries under which continuing obligations exist with any Person who is an officer, director or Affiliate (as defined below) of the Company or any of the Company's subsidiaries, any member of the "immediate family" (as such term is defined in Item 404 of Regulation S-K promulgated under the Securities Act) of any of the foregoing or any entity of which any of the foregoing is an Affiliate. As used in this Agreement, the term *"Affiliate"* shall have the same meaning as such term is declined in Rule 405 promulgated under the Securities Act.

SECTION 3.21 *Investment Company Act of 1940.* Neither the Company nor any of the Company's subsidiaries are, or at the Effective Time will be, required to be registered under the Investment Act of 1940, as amended.

SECTION 3.22 *Trademarks, Patents and Copyrights.* Except as set forth in Section 3.22 of the Company Disclosure Schedule, neither the Company nor its subsidiaries (i) owns any registered trademarks, patents or copyrights, (ii) has any pending applications, registrations or recordings for any trademarks, patents or copyrights or (iii) is a party to any licenses, contracts or agreements with respect to use by the Company or its subsidiaries of any trademarks or patents.

SECTION 3.23 *Insurance.* Section 3.23 of the Company Disclosure Schedule sets forth a correct and complete list of the insurance policies held by, or for the benefit of, the Company or any of its subsidiaries including the underwriter of such policies and the amount of coverage thereunder. The Company and any of its subsidiaries have paid, or caused to be paid, all premiums due under such policies and are not in default with respect to any obligations under such policies in any material respect. Except as set forth in Section 3.23 of the Company Disclosure Schedule, the Company has not received any written notice of cancellation or termination with respect to any existing insurance policy set forth in Section 3.23 of the Company Disclosure Schedule that is held by, or for the benefit of, any of the Company or any of its subsidiaries or that relates to any Company Property.

ARTICLE IV.
Representations and Warranties
of Parent and Merger Sub

Except as set forth in the disclosure schedule delivered by Parent to the Company prior to the execution of this Agreement (the *"Parent Disclosure Schedule"*), Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 4.1 *Organization and Qualification; Subsidiaries.*

(a) Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all requisite corporate, partnership or similar power and authority to own, lease and operate its properties and to carry on its businesses as now conducted and proposed by the Parent to be conducted, except where the failure to be duly organized, existing and in good standing or to have such power and authority would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(b) The articles of incorporation of each of Parent and Merger Sub are in effect, and no dissolution, revocation or forfeiture proceedings regarding Parent or Merger Sub have been commenced.

(c) Each of Parent and Merger Sub, and each of their respective subsidiaries, is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be duly organized, existing and in good standing or to have such power and authority would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Parent. Except as set forth in Section 4.1(c) of the Parent Disclosure Schedule, all of the outstanding shares of capital stock of each subsidiary of Parent that is a corporation have been duly authorized, validly issued and are fully paid and non-assessable and not subject to preemptive rights.

(d) Parent has made available to the Company correct and complete copies of the articles of incorporation and bylaws of Parent and the articles of incorporation and bylaws of Merger Sub, as currently in effect.

Section 4.2 *Capitalization.*

(a) As of the date of this Agreement, the authorized stock of Parent consists of: (i) 100,000,000 shares of Parent Common Stock, without par value, of which 64,920,769 shares are issued and outstanding; (ii) 750,000 shares of Class A Cumulative Preferred Shares, without par value, of which 460,000 shares have been designated as $9^{1}/_{2}$% Class A Cumulative Redeemable Preferred Shares and none are issued and outstanding (the *"Class A Preferred Stock"*); (iii) 750,000 shares of Class B Cumulative Preferred Shares, without par value, of which 177,500 shares have been designated as 9.44% Class B Cumulative Redeemable Preferred Shares and none are issued and outstanding (the *"Class B Preferred Stock"*); (iv) 750,000 shares of Class C Cumulative Preferred Shares, without par value, of which 460,000 shares have been designated as $8^{3}/_{8}$% Class C Cumulative Redeemable Preferred Shares and 400,000 are issued and outstanding (the *"Class C Preferred Stock"*); (v) 750,000 shares of Class D Cumulative Preferred Shares, without par value, of which 230,000 shares have been designated as 8.68% Class D Cumulative Redeemable Preferred Shares and 216,000 are issued and outstanding (the *"Class D Preferred Stock"*); (vi) 750,000 shares of Class E Cumulative Preferred Shares, without par value, all of which have been designated as Class E Series I Cumulative Preferred Shares and of which none are issued and outstanding (the *"Class E Preferred Stock"*); (vii) 750,000 shares of Class F Cumulative Preferred Shares, without par value, of which 690,000 shares have been designated 8.60% Class F Cumulative Preferred Shares of which 600,000 are issued and outstanding (the *"Class F Preferred Stock"*); (viii) 750,000 shares of Class G Cumulative Redeemable Preferred Stock of Parent, without par value (the *"Class G Preferred Stock"*), of which none are issued and outstanding; (ix) 750,000 shares of Class H Cumulative Preferred Shares, without par value, of which none are issued and outstanding (the *"Class H Preferred Stock"*); (x) 750,000 shares of Class I Cumulative Preferred Shares, without par value, of which none are issued and outstanding (the *"Class I Preferred Stock"*); (xi) 750,000 shares of Class J Cumulative Preferred Shares, without par value, of which 450,000 shares have been designated as 9% Class J Cumulative Redeemable Preferred Shares and none are issued and outstanding (the *"Class J Preferred Stock"*); (xii) 750,000 shares of Class K Cumulative Preferred Shares, without par value, of which 350,000 shares have been designated as 8⅞% Class K Cumulative Redeemable Preferred Shares and none are issued and outstanding (the *"Class K Preferred Stock"*); and (xiii) 750,000 shares of Noncumulative Preferred Shares, without par value, of which none are issued and outstanding (the *"Noncumulative Preferred Stock,"* together with the Class A Preferred Stock, the Class B Preferred Stock; the Class C Preferred Stock, the Class D Preferred Stock, the Class E Preferred Stock, the Class F Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock, the Class I Preferred Stock, the Class J Preferred Stock and the Class K Preferred Stock, the *"Parent Preferred Stock"*). All of the issued and outstanding shares of Parent Common Stock and shares of Parent Preferred Stock have been validly issued, and are duly authorized, fully paid, non-assessable and free of preemptive rights. As of the date of this Agreement, 4,619,168 shares of Parent Common Stock are reserved for issuance and issuable upon or otherwise deliverable in connection with the exercise of outstanding options to purchase shares of Parent Common Stock (*"Parent Stock Options"*) and 0 shares are reserved for issuance under restricted stock grants issued pursuant to the Parent Option Plans (as hereinafter defined). Except as set forth in Section 4.2(a) of the Parent Disclosure Schedule, since June 30, 2002, no shares of Parent Common Stock have been issued or reserved for issuance or have become outstanding other than pursuant to Parent Stock Options already in existence on such date or vesting of restricted stock. Except as set forth above, there are outstanding (i) no shares of stock or other voting securities of Parent; (ii) no securities of Parent convertible into or exchangeable for shares of stock or voting securities of Parent; (iii) no options or other rights to acquire from the Parent, and no obligations of Parent to issue, any stock, voting securities or securities convertible into or exchangeable for stock or voting securities of Parent; and (iv) no equity equivalents, interests in the ownership or earnings of Parent or other similar rights (collectively, *"Parent Securities"*).

(b) Except as set forth in Section 4.2(b) of the Parent Disclosure Schedule, all of the outstanding shares of stock or other voting securities of Parent's subsidiaries are owned by Parent, directly or indirectly, free and clear of any Lien or any other limitation or restriction (including any restriction on the right to vote or sell the same, except as may be provided as matter of Law). Except as set forth in Section 4.2(b) of the Parent Disclosure Schedule, there are (i) no securities of Parent's subsidiaries convertible into or exchangeable for, shares of stock or voting securities of Parent's subsidiaries; (ii) no options or other rights to acquire from Parent's subsidiaries, and no other contract, understanding, arrangement or obligation (whether or not contingent providing for the issuance or sale, directly or indirectly of, any stock or other ownership interests in, or any other securities of, any subsidiary of Parent; (iii) no obligations of Parent's subsidiaries to issue any stock, voting securities or securities convertible into or exchangeable for stock or voting securities of the Parent's subsidiaries; and (iv) no equity equivalents, interests in the ownership or earnings of the Parent's subsidiaries or other similar rights. There are no outstanding obligations of Parent or its subsidiaries to repurchase, redeem or otherwise acquire any outstanding shares of stock or other ownership interests in any subsidiary of Parent. Except as set forth in Section 4.2(b) of the Parent Disclosure Schedule, there are no stockholder agreements, voting trusts or other agreements or understandings to which Parent or any of its subsidiaries is bound relating to the voting of any shares of stock of Parent or any subsidiary of Parent.

(c) Immediately prior to the Merger, (i) Parent will own stock of Merger Sub constituting "control" of Merger Sub within the meaning of Section 368(c) of the Code, and (ii) Merger Sub will not be a qualified REIT subsidiary of Parent within the meaning of Section 856(i) of the Code. Parent will use its reasonable best efforts to cause Merger Sub to issue, prior to the Merger, shares of its capital stock to Persons other than Parent sufficient to permit the Company to satisfy the 100-shareholder requirement of Section 856(a)(5) of the Code following the Merger.

SECTION 4.3 *Authority Relative to this Agreement; Stockholder Approval.*

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the Merger and the other transactions contemplated hereby. No other corporate proceedings on the part of Parent or Merger Sub, or any of their respective subsidiaries, are necessary to authorize this Agreement or to consummate the Merger and the other transactions contemplated hereby (other than, with respect to the Merger and this Agreement, to the extent required by

Law, the Parent Requisite Vote (as hereinafter defined)). This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and constitutes a valid, legal and binding agreement of each of Parent and Merger Sub, enforceable against each of parent and Merger Sub in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors' rights or by general equity principles.

(b) The Boards of each of Parent and Merger Sub have, by unanimous vote, duly and validly authorized the execution and delivery of this Agreement and approved the consummation of the Merger and the other transactions contemplated hereby, and taken all corporate actions required to be taken by the Boards of each of Parent and Merger Sub for the consummation of the Merger and the other transactions contemplated hereby. Parent's Board has directed that this Agreement be submitted to the stockholders of Parent for their approval to the extent required by Law. The affirmative approval of the holders of Parent Common Stock representing a majority of the voting power of Parent Common Stock as of the record date for Parent Stockholder Meeting (the *"Parent Requisite Vote"*) is the only vote of the holders of any class or series of stock of Parent necessary to adopt this Agreement and approve the Merger.

SECTION 4.4 *Reports; Financial Statements.* Parent has filed all required forms, reports and documents with the SEC since January 1, 1999, each of which has complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act, and, in each case, the rules and regulations promulgated thereunder applicable to such forms, reports and documents, each as in effect on the dates such forms, reports and documents were filed, except to the extent that such forms, reports and documents have been modified or superceded by later forms, reports and documents filed prior to the date of this Agreement. Parent has made available to the Company, in the form filed with the SEC (including any amendments thereto), (i) its Annual Reports on Form 10-K for each of the fiscal years ended December 31, 1999, 2000 and 2001, respectively, (ii) all definitive proxy statements relating to Parent's meetings of stockholders (whether annual or special) held since January 1, 1999, and (iii) all other reports or registration statements filed by Parent with the SEC since January 1, 1999 (collectively, the *"Parent SEC Reports"*). None of such forms, reports or documents, including any financial statements or schedules included or incorporated by reference therein, contained, when filed, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent that such statements have been modified or superceded by later Parent SEC Reports filed prior to the date of this Agreement. Parent has complied in all material respects with the requirements of the S-O Act. The consolidated financial statements of Parent included in the Parent SEC Reports (except to the extent such statements have been amended or modified by later Parent SEC Reports filed prior to the date of this Agreement) filed as of the date of this Agreement complied as to form in all material respects with applicable accounting standards and the published rules and regulations of the SEC with respect thereto and fairly present in all material respects, in conformity with GAAP (except, in the case of interim financial statements, as permitted by the applicable rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), the consolidated financial position of Parent and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments).

SECTION 4.5 *No Undisclosed Liabilities.* Except as set forth in Section 4.5 of the Parent Disclosure Schedule or the Parent SEC Reports filed prior to the date of this Agreement, none of Parent or its subsidiaries had any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth in a consolidated balance sheet of Parent or in the notes thereto, except for any such liabilities or obligations which would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Parent, after taking into account any assets acquired or services provided in connection with the incurrence of such liabilities or obligations.

SECTION 4.6 *Absence of Changes.* Except as set forth in Section 4.6 of the Parent Disclosure Schedule or the Parent SEC Reports filed prior to the date of this Agreement, since June 30, 2002, the businesses of Parent and its subsidiaries have been carried on only in the usual, regular and ordinary course consistent with past practice, none of Parent or its subsidiaries has incurred any liabilities of any nature (whether accrued, absolute, contingent or otherwise), which do or which would have, and there have been no events, changes or effects with respect to Parent or its subsidiaries, which would have or would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Parent.

SECTION 4.7 *Consents and Approvals; No Violations.* Except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Securities Act, the Exchange Act, state securities or blue sky Laws, the HSR Act or any other Antitrust Law, the filing and recordation of the Articles of Merger as required by the MGCL and as otherwise set forth in Section 4.7 to the Parent Disclosure Schedule, no filing with or notice to, and no permit, authorization, consent or approval of, (i) any Governmental Entity or (ii) any other third party, is necessary for the execution and delivery by each of Parent and Merger Sub of this Agreement or the consummation by each of Parent and Merger Sub of the Merger or any of the other transactions contemplated hereby, except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or give such notice would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Parent. Except as set forth in Section 4.7 of the Parent Disclosure Schedule, neither the execution, delivery or performance of this Agreement by each of Parent and Merger Sub nor the consummation by each of Parent and Merger Sub of the Merger or any of the other transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the respective articles or bylaws (or similar organizational documents) of each of Parent or Merger Sub, or any of their respective subsidiaries, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or Lien or result in the reduction or loss of any benefit) under, any of the terms, conditions or provisions of any loan note, bond, mortgage, credit agreement, reciprocal easement agreement, permit, concession, franchise, indenture, lease, license, contract, agreement or other instrument or obligation to which each of Parent or Merger Sub, or any of their respective subsidiaries, is a party or by which any of them or any of their respective properties or assets may be bound or any Parent Permit (as hereinafter defined), or (iii) violate any Law applicable to each of Parent or Merger Sub, or any of their respective subsidiaries, or any of their respective properties or assets, in each case with respect to (ii) and (iii) above, except as which would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Parent.

SECTION 4.8 *Litigation.* Except (i) as set forth in the Parent SEC Reports filed prior to the date of this Agreement, (ii) as listed in Section 4.8 of the Parent Disclosure Schedule or (iii) for suits, claims, actions, proceedings or investigations arising from the usual, regular and ordinary course of operations of Parent involving (A) collection matters or (B) personal injury or other tort litigation which are covered by adequate insurance (subject to adequate deductibles), there is no suit, claim, action, proceeding or investigation pending or, to Parent's knowledge, threatened in writing against Parent or any of its subsidiaries or any of their respective properties or assets which (1) involves amounts in excess of $100,000 or (2) questions the validity of this Agreement or any action to be taken by Parent in connection with the consummation of the Merger, which in any such case would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Parent. Except as set forth in Section 4.8 to the Parent Disclosure Schedule and other than as set forth in the Parent SEC Reports filed prior to the date of this Agreement, none of Parent or its subsidiaries is subject to any outstanding order, judgment, writ, injunction or decree.

SECTION 4.9 *Compliance With Applicable Law.* Parent and each of its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the "*Parent Permits*"), except for Parent Permits the absence of which would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Parent. Parent and each of its subsidiaries are in compliance with the terms of the Parent Permits, except as would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Parent. The businesses of Parent and each of its subsidiaries are not being conducted in violation of any Law applicable to Parent or its subsidiaries, except as would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Parent. To Parent's knowledge, no investigation or review by any Governmental Entity with respect to the Company or its subsidiaries is pending or threatened in writing, nor, to Parent's knowledge, has any Governmental Entity indicated an intention to conduct the same.

SECTION 4.10 *Properties.*

(a) Except as set forth in Section 4.10(a) of the Parent Disclosure Schedule, the Annual Report on Form 10-K for the year ended December 31, 2001 of Parent includes a correct and complete list and location of all material real property owned or leased by Parent and its subsidiaries or otherwise used by Parent and its subsidiaries in the conduct of their businesses or operations as of the date of this Agreement (collectively, and together with the land at each location and all buildings, structures and other improvements and fixtures located on or under such land and all easements, rights and other appurtenances to such land, the *"Parent Properties"*). Except as set forth in the Parent SEC Reports filed prior to the date of this Agreement, each of the Parent Properties is owned or leased by Parent and its subsidiaries. Parent and its subsidiaries own or lease each of the Parent Properties, in each case free and clear of any Property Restrictions, except for (i) Permitted Liens, (ii) Property Restrictions imposed or promulgated by Law or by any Governmental Entity which are customary and typical for similar properties or (iii) Property Restrictions which would not, individually or in the aggregate, interfere materially with the current use of such property. To Parent's knowledge, none of the matters described in clauses (i), (ii) and (iii) above would have or would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(b) Parent and each of its subsidiaries have good and sufficient title to all the material personal and non-real properties and assets reflected in their books and records as being owned by them (including those reflected in the consolidated balance sheet of Parent and its subsidiaries as of December 31, 2001, except as since sold or otherwise disposed of in the usual, regular and ordinary course of business), free and clear of all Liens, except for Permitted Liens.

(c) Each of the tenant leases of Parent or its subsidiaries constitutes the valid and legally binding obligation of Parent or its subsidiaries, enforceable against Parent or its subsidiaries, as the case may be, in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors' rights or by general equity principles, and except as would not have or would not reasonably be likely to have a Material Adverse Effect on Parent. To Parent's knowledge, there is no violation or default (nor does there exist any condition, which upon the passage of time or the giving of notice or both, would cause such a violation or default by Parent) under any such tenant lease, except for such violations or defaults that would not have, or would not reasonably be likely to have, a Material Adverse Effect on Parent

SECTION 4.11 *Environmental Matters.* Except as disclosed on Section 4.11 of the Parent Disclosure Schedule and except for conditions that would not have or would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Parent, to the knowledge of Parent, (i) Parent and its subsidiaries and all real property owned by Parent and its subsidiaries are in compliance with Environmental Laws; (ii) Parent and its subsidiaries have obtained and currently possess and maintain all permits required by Environmental Laws (collectively, *"Parent Environmental Permits"*) for each of their respective operations, all such Environmental Permits are in good standing, and Parent and its subsidiaries are in compliance with the terms and conditions of such Parent Environmental Permits; and (iii) neither Parent and its subsidiaries nor any real property currently owned by Parent or its subsidiaries is subject to any pending Environmental Claim as to which Parent has been provided written notice.

SECTION 4.12 *Tax Matters.*

(a) Each of Parent and American Industrial Properties REIT (*"AIP"*) (i) has been taxable as a REIT within the meaning of Section 856 of the Code and has satisfied all requirements to qualify as a REIT for, in the case of Parent, all taxable years commencing with Parent's initial REIT taxable year ended December 31, 1993, through December 31, 2001, and in the case of AIP, its taxable year ended December 31, 2001, (ii) has operated to the date of this Agreement and intends to continue to operate in such a manner as to qualify as a REIT for the taxable year December 31, 2002, and (iii) has not taken or failed to take any action which would reasonably be likely to result in a challenge to its status as a REIT, and, to Parent's knowledge, no such challenge is pending or threatened in writing. Except as set forth in Section 4.12(b) of the Parent Disclosure Schedule, each subsidiary of Parent or AIP that is a partnership, joint venture, or limited liability company (i) has been since its formation and continues to be treated for federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation and (ii) has not since the later of its formation or the acquisition by Parent or AIP of a direct or indirect interest therein, owned any assets (including, without limitation, securities) that would cause Parent or AIP to violate Section 856(c)(4) of the Code. Each subsidiary of Parent and AIP that is a corporation has been since its formation a "qualified REIT subsidiary" pursuant to Section 856(i) of the Code or a "taxable REIT subsidiary" pursuant to Section 856(l) of the Code. Neither Parent, AIP nor any of their subsidiaries holds any asset (i) the disposition of which would be subject to rules similar to Section 1374 of the Code as a result of an election under IRS Notice 88-19 or Temporary Treas. Regs. §§ 1.337(d)-5T and 337(d)-6T or (ii) which is subject to a consent filed pursuant to section 341(f) of the Code and the regulations thereunder.

(b) Since January 1, 2001, Parent and AIP have incurred no liability for excise taxes under Sections 857(b), 860(c) or 4981 of the Code, including without limitation any excise tax arising from a prohibited transaction described in Section 857(b)(6) of the Code or any tax arising from "redetermined rents, redetermined deductions and excess interest" described in Section 857(b)(7) of the Code, and neither Parent, AIP nor any of their subsidiaries has incurred any material liability for Taxes other than in the usual, regular and ordinary course of business. No event has occurred and no condition or circumstance exists which presents a material risk that any material Tax described in the preceding sentence will be imposed upon Parent, AIP or any of their subsidiaries.

(c) Parent has made available to the Company correct and complete copies of (A) all federal and other material Tax Returns of Parent, AIP and its subsidiaries relating to the taxable periods ending since December 31, 1998 which have been filed and (B) any audit report issued within the last five years relating to any material Taxes due from or with respect to Parent, AIP or any of their subsidiaries.

(d) Except as set forth in Section 4.12(d), neither Parent nor AIP, or any of their respective subsidiaries has requested any private letter ruling from the IRS or comparable rulings from other taxing authorities which are currently pending.

SECTION 4.13 *No Liquidation.* Parent has no present plan or intention to merge or liquidate Company into Parent, or into an entity that is a disregarded entity of Parent for federal income tax purposes, or to cause the Company to become a "qualified REIT subsidiary" under Section 856(i) of the Code or any other disregarded entity.

SECTION 4.14 *Opinion of Financial Advisor.* Goldman, Sachs & Co. (the *"Parent Financial Advisor"*) has delivered to the Parent Board its opinion, dated the date of this Agreement, to the effect that, as of such date, the Exchange Ratio is fair, from a financial point of view, to Parent.

SECTION 4.15 *Brokers.* No broker, finder or investment banker (other than the Parent Financial Advisor, a correct and complete copy of whose engagement agreement has been made available to the Company) is entitled to any brokerage, finder's or other fee or commission in connection with the Merger based upon arrangements made by and on behalf of Parent or Merger Sub or any of their subsidiaries.

SECTION 4.16 *Takeover Statutes.* Each of Parent and Merger Sub have taken all action required to be taken in order to exempt this Agreement and the Merger from, and this Agreement and the Merger are exempt from Takeover Statutes, including the Ohio Control Share Acquisition Act, Ohio Business Combination Act, Maryland Business Combination Act and Maryland Control Share Acquisition Act, or any takeover provision in Parent's articles of incorporation and bylaws.

SECTION 4.17 *No Prior Activities; Interim Operations.* Prior to the date hereof, except for obligations incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement and the Merger, Merger Sub has neither incurred any obligation or liability nor engaged in any business or activity of any type or kind whatsoever or entered into any agreement or arrangement with any Person. From the date hereof through the Closing Date, Merger Sub will engage in no other activities or operations except as contemplated by this Agreement.

ARTICLE V.
COVENANTS RELATED TO CONDUCT OF BUSINESS

SECTION 5.1 *Covenants of the Company.* Except (i) as otherwise expressly provided in this Agreement, (ii) as required in response to an emergency at any Company Property to prevent further damage or injury to such Company Property, or (iii) as consented to in writing by Parent (which consent shall not be unreasonably withheld or delayed (it being understood and agreed that Parent shall respond to any written requests from the Company for consent within five (5) business days)), during the period from the date hereof to the earlier of the date on which this Agreement is terminated pursuant to Section 8.1 and the Effective Time, the Company will, and will cause each of its subsidiaries to, and will use reasonable efforts to cause each Company Non-Subsidiary Entity to, conduct their respective operations in the usual, regular and ordinary course of business consistent with past practice (except as otherwise set forth in the corporate budget previously made available to Parent and included in Section 5.1 of the Company Disclosure Schedule (the "*Corporate Budget*")), and in compliance, in the aggregate, with the expenditure thresholds set forth in the Corporate Budget, and, to the extent consistent therewith, use reasonable best efforts to preserve intact their respective current business organizations and goodwill, keep available the services of their respective current officers and employees, preserve their respective relationships with tenants, suppliers and others having business dealings with it. Without limiting the generality of the foregoing, but subject to clauses (i), (ii) and (iii) above, prior to the earlier of the date on which this Agreement is terminated pursuant to Section 8.1 and the Effective Time, except as set forth in Section 5.1 of the Company Disclosure Schedule, the Company will not, nor permit any of its subsidiaries to, and shall use reasonable efforts to cause each Company Non-Subsidiary Entity not to:

(a) amend their respective articles or bylaws (or similar organizational documents);

(b) except as set forth in Section 5.1(b) of the Company Disclosure Schedule, authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities convertible into or exchangeable for any stock or any equity equivalents (including any stock options or stock appreciation rights), except for (i) the issuance or sale of shares of Company Common Stock pursuant to the exercise of Company Stock Options or other derivative securities outstanding on the date hereof, or (ii) automatic grants of Company Stock Options or Company Common Stock to directors of the Company in accordance with plan terms in effect on the date hereof and disclosed in Section 5.1(b) of the Company Disclosure Schedule;

(c) except as set forth in Section 5.1(c) of the Company Disclosure Schedule, (i) split, combine or reclassify any shares of their respective stock or other equity interests; (ii) except (A) as permitted pursuant to Section 6.11 or (B) in transactions between the Company and any of its wholly owned subsidiaries or solely between wholly owned subsidiaries of the Company, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of their respective stock; (iii) except as permitted pursuant to Section 6.11, make any actual, constructive or deemed distribution in respect of any shares of their respective stock or otherwise make any payments to stockholders in their capacity as such; or (iv) redeem, repurchase or otherwise acquire, directly or indirectly, any of their respective securities or any securities of any of their respective subsidiaries, except in the case of clause (iv) as may be required by the articles of incorporation of the Company or as may be required for the Company to maintain its status as a REIT under the Code;

(d) subject to the provisions of Section 6.4, authorize, recommend, propose or announce an intention to adopt, or effect, or adopt or effect a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(e) subject to the provisions of Section 6.4, alter, through merger, liquidation, dissolution, reorganization, restructuring or otherwise, their respective corporate structures or ownership of any subsidiary or joint venture;

(f) (i) incur or assume any indebtedness or issue any debt securities, except for borrowings (A) under existing lines of credit in the usual, regular and ordinary course of business consistent with past practice to meet working capital requirements or as required to perform contractual obligations, (B) under existing construction loans set forth in Section 3.16(a) of the Company Disclosure Schedule or pending construction loans consistent with past practice and with commercially reasonable terms and conditions, (C) to refinance the Company's 6.918% Mandatory Par Put Remarketed Securities due March 31, 2003; provided that (I) such refinancing shall be on the most favorable terms based on the then-existing market conditions, (II) the maturity date of such refinancing shall not extend past the Effective Time and (III) Parent and Company shall cooperate in such refinancing process, or (D) to refinance the Company's Credit Agreement pursuant to the terms of this Agreement, (ii) other than as set forth in Section 3.16(a) of the Company Disclosure Schedule, assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, (iii) make any loans, advances or capital contributions to, or investments in, any Person, except (A) to wholly owned subsidiaries of the Company to the extent required to meet contractual obligations of the Company or its subsidiaries, (B) to the joint ventures set forth in Section 3.16(a)(ii) to the Company Disclosure Schedule to the extent required to meet contractual obligations of the Company or its subsidiaries, and (C) usual, regular and ordinary course advances to employees not in excess of $1,000 per employee, (iv) pledge or otherwise encumber shares of stock of the Company or its subsidiaries, or (v) mortgage or pledge any of their respective assets, tangible or intangible, or create or suffer to exist any Lien thereupon, except pursuant to the Company's Credit Agreement or in an amount not to exceed $25,000 in the aggregate;

(g) except as set forth in Section 5.1(g) of the Company Disclosure Schedule or as otherwise provided in this Agreement, (i) enter into, adopt or amend or terminate any bonus, profit sharing, compensation, severance, retention, consulting, termination, stock option, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund, award or other arrangement for the benefit or welfare of any director, officer or employee in any manner except to the extent required by applicable Law, (ii) increase in any manner the compensation or fringe benefits of any director or officer of the Company or pay any benefit not required by any plan and arrangement as in effect as of the date hereof; (iii) increase the compensation or benefits payable or to become payable to the Company's employees or employees of any of the Company's subsidiaries, other than (A) the payment of 2002 annual bonuses; *provided,* that the aggregate amount of the 2002 annual bonuses shall not exceed the amount set forth in Section 5.1(g)(iii)(A) of the Company Disclosure Schedule, as such amount shall be reduced by the accrued, but unpaid bonus amounts payable to individuals who cease to be employees of the Company prior to the payment of the 2002 annual bonuses; *provided, further* that no bonuses shall be awarded for employment or services rendered in 2003 and (B) increases in base salaries, provided that the Company shall not, in the period from the date of this Agreement through the Effective Time, pay its employees base salaries which in the aggregate exceed the prorated portion of the amount set forth in Section 5.1(g)(iii)(B) of the Company Disclosure Schedule, (iv) increase the benefits payable under any existing severance or termination pay policies or employment or other agreements, (v) except as set forth in Section 6.9(c) of this Agreement, take any affirmative action to accelerate the vesting of any stock-based compensation, (vi) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or Company Employee Benefit Plan (including, but not limited to, the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or the removal of existing restrictions in any Company Employee Benefit Plans or agreements or awards made thereunder), except for automatic grants of Company Stock Options or Company Common Stock to directors of the Company in accordance with plan terms in effect on the date hereof and disclosed in Section 5.1(b) of the Company Disclosure Schedule, or (vii) except as required by Law, take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or Company Employee Benefit Plan;

(h) (i) sell, lease, transfer (other than pursuant to the Company's Credit Agreement) or dispose of (or agree to do any of them) (A) any personal property that exceeds $50,000 in the aggregate or (B) any real property, other than (1) sales of Company Properties pursuant to existing contracts or letters of intent identified in Section 3.11(k) of the Company Disclosure Schedule or (2) sales of Land for net amounts equal to or in excess of the values set forth in Section 5.1(h) of the Company Disclosure Schedule; (ii) enter into any contract or letter of intent for the sale, lease, transfer, mortgage or disposition of any real property (except as otherwise permitted pursuant to this Section 5.1(h)); or (iii) amend or modify any existing contracts or letters of intent identified on Section 3.11(k) of the Company Disclosure Schedule. Any contract of sale entered into pursuant to a letter of intent identified in Section 3.11(k) of the Company Disclosure Schedule shall be for the same terms set forth in such letter of intent and the Company shall promptly provide Parent with a true and complete copy of any such contract of sale;

(i) (i) terminate, modify or amend any Company Space Lease (provided, however, the Company or its subsidiaries may terminate, modify or amend a Company Space Lease so long as such terminated Company Space Lease is promptly replaced and the replacement, modified or amended lease is (A) for a net effective rent equal to or in excess of the net effective rent payable under such original Company Space Lease, and (B) for commercially reasonable terms consistent with the Company's past practices; and further provided that the execution of such replacement, modified or amended lease shall not result in a reduction of rent under or termination of any other Company Space Lease at the applicable Company Property), (ii) enter into any new lease for vacant space at an Operating Property except for leases that are for (A) net effective rents equal to or in excess of 95% of the amount budgeted for such premises on the budgets listed on Schedule 5.1(i) to the Company Disclosure Schedule, and (B) commercially reasonable terms consistent with the Company's past practices; and further provided that the execution of such new lease shall not result in a reduction of rent under or termination of any other Company Space Lease at the applicable Company Property, (iii) enter into any new lease for vacant space at a Development Property except for leases that are for (A) rents equal to or in excess of the rent provided for such premises in the applicable Development Budget (on a triple net basis) and with tenant improvements, allowances and commissions in accordance with the applicable Development Budget, and (B) commercially reasonable terms consistent with the Company's past practices; and further provided that the execution of such new lease shall not result in a reduction of rent under or termination of any other Company Space Lease or lease at the applicable Development Property, (iv) terminate or grant any reciprocal easement or similar agreements affecting a Company Property (unless contractually obligated to do so or in connection with a transaction otherwise permitted by this Agreement), (v) terminate, enter into, sublease, assign or modify any Ground Lease, or (vi) consent to or enter into the sublease or assignment of any Company Space Lease;

(j) except as may be required as a result of a change in Law or in GAAP (of which the Company shall promptly notify Parent), change any accounting principles or material accounting practices used by them;

(k) (i) acquire or agree to acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership, joint venture, association or other business organization or division thereof or any equity interest therein (provided, however, the Company or any of its subsidiaries may contribute to or fund any joint venture if contractually obligated to do so pursuant to the agreements listed on Section 3.16(a)(ii) of the Company Disclosure Schedule); (ii) acquire, enter into any option to acquire, or exercise an option or other right or election or enter into any other commitment or contractual obligation (a *"Commitment"*) for the acquisition of any real property or other transaction involving nonrefundable deposits or for the acquisition of other assets, except purchases of such other assets in the ordinary course of business consistent with past practice in an amount not to exceed $25,000; (iii) authorize, or enter into any Commitment for, any new capital expenditure relating to the Operating Properties, except as otherwise set forth in budgets approved by Parent as set forth in Section 5.1(k) of the Company Disclosure Schedule (it being understood that Parent and the Company shall reasonably agree on capital expenditure budgets for 2003); (iv) authorize, or enter into any Commitment for, any expenditure relating to the Operating Properties, except in the usual, regular and ordinary course of business consistent with past practice in order to maintain the Operating Property in working order; (v) authorize, or enter into any Commitment for, any capital expenditure relating to Development Properties which (A) are in excess of the aggregate amounts for each line item plus 1% of such line item for each project set forth in the Development Budget, or (B) would result in a material change to such Development Property not reflected in the Site Plan for such Development Property; (vi) authorize, or enter into any Commitment for, any expenditure relating to a *"Permitted Pipeline Project"* (as identified in Section 5.1(k) of the Company Disclosure Schedule) other than for those items specifically identified in and in accordance with the budgets set forth on Schedule 5.1(k) to the Company Disclosure Schedule; (vii) authorize, or enter into any Commitment for, any expenditure relating to any *"Non-Permitted Pipeline Projects"* (as identified in Section 5.1(k) of the Company Disclosure Schedule), or (viii) authorize, or enter into any Commitment for, any expenditure relating to real property other than as set forth in this paragraph;

(l) except pursuant to the Closing Agreement (which shall be settled consistent with Section 7.2(h) of this Agreement), make or rescind any election relating to Taxes or suffer the termination or revocation of any election relating to the Company's REIT status (unless the Company reasonably determines, after prior consultation with Parent, that such action is (A) required by Law; (B) necessary or appropriate to preserve the status of the Company as a REIT or to preserve the status of any partnership or any other Company subsidiary which files Tax Returns as a partnership for federal tax purposes; or (C) commercially reasonable in the context of the Company's business and relates to a change in Law in 2001 or thereafter); *provided,* that, nothing in this Agreement shall preclude any Company subsidiary that is a REIT from designating dividends paid by it as "capital gain dividends" within the meaning of Section 857 of the Code (with the prior written consent of Parent, which will not be unreasonably withheld) or electing (with the prior written consent of Parent, which will not be unreasonably withheld) to treat any entity as a "taxable REIT subsidiary" (within the meaning of Section 856(i) of the Code);

(m) except pursuant to the Closing Agreement (which shall be settled consistent with Section 7.2(h) of this Agreement), settle or compromise any claim, litigation or other legal proceeding, or pay, discharge or satisfy any other claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), except for (i) amounts less than $25,000 individually, or $100,000 in the aggregate, (ii) the litigation set forth in Section 5.1(m) of the Company Disclosure Schedule, provided that the net proceeds received by the Company from such settlements shall be on the terms set forth in Section 5.1(m) of the Company Disclosure Schedule, (iii) claims, litigation or other legal proceedings arising from the usual, regular and ordinary course of operations of the Company involving collection matters or personal injury which are covered by adequate insurance (subject to customary deductibles), or (iv) any such other claims, liabilities or obligations reflected or reserved against in the consolidated financial statements (or the notes thereto) of the Company;

(n) enter into any agreement or arrangement that limits or otherwise restricts the Company or any of its subsidiaries or any successor thereto from engaging or competing in any line of business or in any geographic area;

(o) enter into any new line of business;

(p) except as otherwise permitted by the Agreement, amend or terminate, or waive compliance with the terms of or breaches under, any Company Material Contract or enter into a new contract, agreement or arrangement that, if entered into prior to the date of this Agreement, would have been required to be listed in the Company Disclosure Schedule pursuant to Sections 3.11(l), 3.11(m), 3.11(n), 3.11(o), 3.11(p) or 3.16;

(q) permit any insurance policy naming the Company or any of its subsidiaries as a beneficiary or a loss payable payee to be canceled or terminated, unless such entity shall have obtained an insurance policy with substantially similar terms and conditions to the canceled or terminated policy;

(r) take any action that would be reasonably likely to (i) result in any of the conditions to the Merger set forth in Article VII hereof not being satisfied in all material respects or (ii) materially and adversely affect the Company's ability to consummate the Merger;

(s) authorize, approve, consent to or otherwise permit any transaction or Company Property to be subject to a Participation Interest under any Participation Agreement except those set forth in Section 3.11(p) of the Company Disclosure Schedule;

(t) in connection with any Development Property or any Permitted Pipeline Project, fail to diligently pursue the development, rehabilitation, renovation, addition or expansion of each such Development Property or Permitted Pipeline Project in a manner that is (i) in accordance with the Company's past development practices and (ii) consistent in all material respects with the applicable Development Budget and Site Plan or Permitted Pipeline Project budget;

(u) proceed with any additional real property tax protests or related litigation, other than as listed on Schedule 3.11(j) of the Company Disclosure Schedule; and

(v) take, propose to take, or agree in writing or otherwise to take, any of the actions described in Sections 5.1(a) through 5.1(u).

SECTION 5.2 *Covenants of Parent.* Except (i) as otherwise expressly provided in this Agreement or (ii) as consented to in writing by the Company (which consent shall not be unreasonably withheld or delayed (it being understood and agreed that the Company shall respond to any written requests from Parent for consent within five (5) business days)) prior to the earlier of the date on which this Agreement is terminated pursuant to Section 8.1 and the Effective Time, except as set forth in Section 5.2 of the Parent Disclosure Schedule, Parent will not:

(a) except as set forth in Schedule 5.2(a) of the Parent Disclosure Schedule, amend its articles or bylaws (or other similar organizational documents), except with respect to the creation or issuance of additional shares of preferred stock of Parent in accordance with the terms of this Agreement;

(b) authorize, recommend, propose or announce an intention to adopt or effect, or adopt or effect a plan of complete or partial liquidation;

(c) take any action that would be reasonably likely (i) to result in any of the conditions to the Merger set forth in Article VII hereof not being satisfied in all material respects, or (ii) to materially and adversely affect Parent's ability to consummate the Merger;

(d) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of their respective stock, except the declaration and payment of regular quarterly cash dividends not in excess of (A) $0.38 per share of Parent Common Stock and (B) the amounts set forth in Section 5.2(d) of the Parent Disclosure Schedule with respect to the Parent Preferred Stock, except as may be required by the articles of incorporation of Parent or as may be required for Parent to maintain its status as a REIT under the Code;

(e) enter into or agree to effect any merger, acquisition, consolidation, reorganization or other business combination with any third party (i) in which Parent is not the surviving party thereto (excluding any merger between Parent and a wholly owned subsidiary of Parent) or (ii) pursuant to which Parent becomes a subsidiary of another Person; or

(f) take, propose to take, or agree in writing or otherwise to take, any of the actions described in Sections 5.2(a) through 5.2(e).

SECTION 5.3 *Access to Information.*

(a) Between the date hereof and the Effective Time, the Company shall, shall cause each of its subsidiaries to, and shall use its reasonable efforts to cause each of the Company Non-Subsidiary Entities to, (i) give Parent and its authorized representatives (including counsel, financial advisors and auditors) reasonable access during normal business hours, and upon reasonable advance notice in writing, to all properties, facilities and books and records of the Company, its subsidiaries and the Company Non-Subsidiary Entities and (ii) permit such inspections as Parent may reasonably require and furnish Parent with such financial and operating data and other information with respect to the business, properties and personnel of the Company, its subsidiaries and the Company Non-Subsidiary Entities as Parent may from time to time reasonably request, provided that no investigation pursuant to this Section 5.3(a) shall affect or be deemed to modify any of the representations or warranties made by the Company hereto and all such access shall be coordinated through the Company or its designated representatives, in accordance with such reasonable procedures as they may establish. Between the date hereof and the Effective Time, Parent shall, shall cause each of its subsidiaries to, (i) give the Company and its authorized representatives (including counsel, financial advisors and auditors) reasonable access during normal business hours, and upon reasonable advance notice in writing, to all properties, facilities and books and records of Parent and its subsidiaries and (ii) permit such inspections as the Company may reasonably require and furnish the Company with such financial and operating data and other information with respect to the business, properties and personnel of Parent and its subsidiaries as the Company may from time to time reasonably request, provided that no investigation pursuant to this Section 5.3(a) shall affect or be deemed to modify any of the representations or warranties made by Parent and Merger Sub hereto and all such access shall be coordinated through Parent or its designated representatives, in accordance with such reasonable procedures as they may establish.

(b) Each of the parties hereto will cooperate with the other during the period from the date hereof to the earlier of the date on which this Agreement is terminated pursuant to Section 8.1 and the Effective Time, in order to effectively integrate their business organizations and to maintain and enhance their respective relationships with tenants, suppliers and others having business dealings with it.

(c) Each of the parties hereto will hold and will cause its authorized representatives to hold in confidence all documents and information concerning the Company, its subsidiaries and the Company Non-Subsidiary Entities or Parent and Merger Sub and their respective subsidiaries, as the case may be, made available to the other party in connection with the Merger pursuant to the terms of that certain Confidentiality Agreement entered into between the Company and Parent dated November 12, 2001 (the *"Confidentiality Agreement"*), as amended on September 3, 2002.

ARTICLE VI.
ADDITIONAL AGREEMENTS

SECTION 6.1 *Registration Statement and Joint Proxy Statement.*

(a) As promptly as practicable after the execution of this Agreement, (i) Parent and the Company shall cooperate in preparing and each shall cause to be filed with the SEC a joint proxy statement (together with any amendments thereof or supplements thereto, the *"Proxy Statement"*) relating to the meetings of Parent's and the Company's stockholders to be held to consider approval and adoption of this Agreement and (ii) Parent shall prepare and file with the SEC a registration statement on Form S-4 (together with all amendments thereto, the *"Registration Statement"*) in which the Proxy Statement shall be included as a prospectus, in connection with the registration under the Securities Act of the shares of Parent Common Stock and Parent Voting Preferred Stock to be issued to the stockholders of the Company pursuant to the Merger. Each of Parent and the Company shall use its reasonable best efforts to cause the Registration Statement to become effective as promptly as practicable, and, prior to the effective date of the Registration Statement, and shall use its reasonable best efforts to take all or any action required under any applicable federal or state securities Laws in connection with the issuance of shares of Parent Common Stock and Parent Voting Preferred Stock pursuant to the Merger. The Company shall furnish all information concerning the Company as Parent may reasonably request in connection with such actions and the preparation of the

Registration Statement and Proxy Statement. As promptly as practicable after the Registration Statement shall have become effective, each of Parent and the Company shall mail the Proxy Statement to its stockholders. Subject to the provisions of Section 6.4, the Proxy Statement shall include (i) the recommendation of the Parent Board to the stockholders of Parent in favor of approval and adoption of this Agreement and (ii) the recommendation of the Company Board to the stockholders of the Company in favor of approval and adoption of this Agreement.

(b) No amendment or supplement to the Proxy Statement or the Registration Statement will be made by Parent or the Company without the approval of the other party, which shall not be unreasonably withheld. Each of Parent and the Company will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock or Parent Voting Preferred Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. Neither the Company nor Parent shall change or otherwise take any action after the mailing of such party's Proxy Statement to its stockholders that would result in a change of the date specified in such party's Proxy Statement for such party's Stockholders' Meeting (as hereinafter defined).

(c) None of the information supplied by each of the Company and Parent for inclusion in the Registration Statement (including by incorporation by reference) shall, (i) when filed with the SEC or other regulatory agency, (ii) when it is declared effective, and (iii) at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied by each of the Company and Parent for inclusion in the Proxy Statement (including by incorporation by reference) shall, (i) when filed with the SEC or other regulatory agency, (ii) when it (or any amendment thereof or supplement thereto) is mailed to the stockholders of Parent and the Company, (iii) at the time of each of the Stockholders' Meetings, and (iv) at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time any event or circumstance relating to the Company or Parent or any of their respective subsidiaries, or their respective officers or directors, should be discovered by the Company or Parent, as the case may be, which, pursuant to the Securities Act or Exchange Act, should be set forth in an amendment or a supplement to the Registration Statement or Proxy Statement, the Company or Parent, as the case may be, shall promptly inform the other party hereto. All documents that each of the Company or Parent is responsible for filing with the SEC in connection with the Merger will comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

SECTION 6.2 *Stockholders' Meetings.* Parent shall call and hold a meeting of its stockholders (the *"Parent Stockholders' Meeting"*) and the Company shall call and hold a meeting of its stockholders (the *"Company Stockholders' Meeting,"* and collectively, the *"Stockholders' Meetings"*) as promptly as practicable after the date on which the Registration Statement becomes effective for the purpose of voting upon the adoption of this Agreement, and the Company and Parent shall use all reasonable best efforts to hold the Stockholders' Meetings on the same day. Subject to the provisions of Section 6.4, each of Parent and the Company shall use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and shall take all other action necessary or advisable to secure the vote of its stockholders required by the NYSE, Ohio Law or Maryland Law, as applicable, to obtain such approvals. Subject to the provisions of Section 6.4, each of the parties hereto shall take all other action necessary or, in the opinion of the other party hereto, advisable to promptly secure any vote or consent of stockholders required by applicable Law and such party's articles of incorporation or bylaws to effect the Merger. If required, Parent agrees to take all actions necessary or advisable to authorize and create the Parent Voting Preferred Stock including, without limitation, amending its articles of incorporation and obtaining the approval of its stockholders in connection therewith.

SECTION 6.3 *Reasonable Best Efforts.*

(a) Subject to the terms and conditions of this Agreement, each party hereto will use its reasonable best efforts to take, or cause to be taken, in good faith, all actions, and do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Laws and regulations to consummate the Merger and to cause to be satisfied all conditions precedent to its obligations under this Agreement, in each case as soon as practicable, after the date hereof, including, consistent with the foregoing, (i) preparing and filing as promptly as practicable with the objective of being in a position to consummate the Merger as promptly as practicable following the date of this Agreement, all documentation to effect all necessary applications, notices, petitions, filings, and other documents and to obtain as promptly as practicable all consents, waivers, licenses, orders, registrations, approvals, permits, rulings, authorizations and clearances necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement (collectively, the *"Required Approvals"*), and (ii) using its reasonable best efforts to obtain the Required Approvals.

(b) Each of Parent and the Company shall use its reasonable best efforts to cooperate in all respects with each other in connection with any filing or submission to or any investigation or proceeding by the Federal Trade Commission (the *"FTC"*), the Antitrust Division of the Department of Justice (the *"DOJ"*) or any other Governmental Entity.

(c) Each of Parent and the Company shall, in connection with the efforts referenced in Section 6.3(a) to obtain all Required Approvals, use its reasonable best efforts to (i) subject to applicable Law, permit the other party to review and discuss in advance, and consider in good faith the views of the other in connection with, any proposed written or material oral communication (or other correspondence or memoranda) between it and any Governmental Entity, and (ii) promptly inform each other of and supply to such other party any communication (or other correspondence or memoranda) received by such party from, or given by such party to, the DOJ, the FTC or any other Governmental Entity, in each case regarding the Merger contemplated hereby.

(d) In furtherance and not in limitation of the covenants of the parties contained in this Section 6.3, if any objections are asserted with respect to the Merger contemplated hereby under any antitrust or competition Law, each of Parent and the Company agrees to use its reasonable best efforts (which under no circumstances shall involve divesting of material assets) to resolve any antitrust concerns, federal, state, foreign or private, obtain all Required Approvals and obtain termination of the waiting period under the HSR Act or any other applicable Law and the termination of any outstanding judicial or administrative orders prohibiting the Closing so as to permit consummation of the Merger as soon as practicable. In furtherance and not in limitation thereof, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened in writing to be instituted) challenging any transaction contemplated by this Agreement as violative of any Law or regulation, or if any statute, rule, regulation, executive order, decree, injunction or administrative order is enacted, entered, promulgated or enforced by a Governmental Entity that would make the Merger illegal or would otherwise prohibit or materially impair or delay the consummation the Merger, the Company shall cooperate with Parent in all respects in responding thereto, and each shall use its respective reasonable best efforts to contest, resist and/or attempt to resolve any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger contemplated by this Agreement, and to have such statute, rule, regulation, executive order, decree, injunction or administrative order repealed, rescinded or made inapplicable so as to permit consummation of the Merger.

SECTION 6.4 *Company Acquisition Proposals.*

(a) From the date hereof until the termination hereof and except as permitted by the following provisions of this Section 6.4, the Company will not, nor will it permit any of its subsidiaries to, nor will it permit any officer, director, employee or agent of, or any investment banker, attorney, accountant or other advisor or representative of, the Company or any of its subsidiaries to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by furnishing nonpublic information) any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal (as hereinafter defined), (ii) participate in any discussions or negotiations in furtherance of such inquiries or to obtain an Acquisition Proposal, or the making of any proposal that constitutes any Acquisition Proposal, or (iii) agree to, approve or recommend any Acquisition Proposal; *provided, however,* that subject to the Company's compliance with this Section 6.4, nothing contained in this Agreement shall prevent the Company or the Company Board, prior to receipt of the approval by the stockholders of the Company of the Merger, from (A) entering into a definitive agreement providing for the implementation of a Superior Proposal (as defined below) if the Company or the Company Board has complied with the procedures of this Section 6.4 and is simultaneously terminating this Agreement pursuant to Section 8.1(e), or (B) furnishing information to (subject to a confidentiality agreement at least as restrictive as the Confidentiality Agreement in all material respects), or entering into or participating in discussions or negotiations with, any Person that makes an unsolicited bona fide written Acquisition Proposal to the Company if (1) the Company Board determines in good faith, after consultation with independent outside counsel, that failure to do so would be inconsistent with its fiduciary duties to stockholders imposed by Law, (2) the Company Board determines in good faith, after consultation with independent financial advisors, that such Acquisition Proposal would be reasonably likely, if consummated, to constitute a Superior Proposal (as hereinafter defined) and (3) prior to taking such action, the Company complies with the procedures set forth in this Section 6.4. The Company shall (i) promptly, and in any event within two (2) days, notify Parent orally and in writing after receipt by the Company (or its advisors) of any Acquisition Proposal or any inquiries indicating that any Person is reasonably likely to make an Acquisition Proposal, including the material terms and conditions thereof and the identity of the Person making it, (ii) promptly, and in any event within two (2) days, notify Parent orally and in writing after receipt of any request for non-public information relating to it or any of its subsidiaries or for access to its or any of its subsidiaries' properties, books or records by any Person that, to the Company's knowledge, is reasonably likely to, or has made, an Acquisition Proposal, and (iii) keep Parent advised on a prompt basis of any material change in the financial terms or structure of any such Acquisition Proposal. Immediately after the execution and delivery of this Agreement, the Company will, and will instruct its subsidiaries, and their respective officers, directors, employees, investment bankers, attorneys, accountants and other agents to, cease and terminate any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any possible Acquisition Proposal.

The Company Board will not withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent, its approval or recommendation of this Agreement or the Merger, and will not approve or recommend an Acquisition Proposal, unless in connection with a Superior Proposal which is pending at the time the Company determines to take such action (i) the Company Board determines in good faith, after consultation with independent outside counsel, that to do otherwise would be inconsistent with its fiduciary duties to stockholders imposed by Law, (ii) the Company provides Parent with notice of its decision to withdraw or modify its approval or recommendation of this Agreement or the Merger, and (iii) during the three (3) business day period after the Company's notice, (A) the Company shall have offered to negotiate with, and, if accepted, negotiated in good faith with, Parent to attempt to make such commercially reasonable adjustments in the terms and conditions of this Agreement as would enable the Company to proceed with the Merger and (B) the Company Board shall have concluded, after considering the results of such negotiations and the revised proposals made by the Parent, if any, that any Acquisition Proposal continues to be a Superior Proposal. For purposes of this Agreement, a "SUPERIOR PROPOSAL" means any bona fide written Acquisition Proposal which (i) in the good faith judgment of the Company Board, is reasonably likely to be consummated, and (ii) a majority of the Company Board determines in their good faith judgment after consultation with independent financial advisors to be more favorable to the Company's stockholders from a financial point of view (which determination may take into account legal and regulatory matters) than the Merger.

(b) Nothing contained in this Agreement shall prohibit the Company or the Company Board from (i) referring any Person or entity to this Section 6.4, or (ii) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act or from making any disclosure to the Company's stockholders which, in the good faith judgment of the Company Board, after consultation with outside legal counsel, the failure to make would be inconsistent with its obligations under applicable Law; *provided, however,* that except as otherwise permitted in Section 6.4(b), the Company does not withdraw or modify, or propose to withdraw or modify, its position with respect to the Merger or approve or recommend, or propose to approve or recommend, an Acquisition Proposal.

SECTION 6.5 *Parent Board Approval and Recommendation.* The Parent Board will not withdraw or modify, or propose to withdraw or modify, in a manner adverse to the Company, its approval or recommendation of this Agreement or the Merger.

SECTION 6.6 *Resignations.* Upon the written request of Parent, (i) the Company shall cause any or all of the directors (or persons occupying similar positions in any limited liability company or other entity) and/or officers of each direct or indirect wholly owned subsidiary to resign or be removed or, as to officers, to resign or be terminated, effective as of the Closing, and (ii) if the Company or any of its affiliated entities has the right to appoint any director (or person occupying a similar position in any limited liability company or other entity) or to cause the resignation or termination of any officer of any other entity in which the Company (directly or indirectly) owns an equity interest, the Company shall cause, effective as of the Closing, such director to resign or to be removed and/or such officer to resign or be terminated.

SECTION 6.7 *Public Announcements.* Parent and the Company will consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other written public statements with respect to the transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law or by obligations pursuant to any rule or regulation of the NYSE, or other similar exchange. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement will be in the form agreed to by the parties hereto prior to the execution of this Agreement.

SECTION 6.8 *Indemnification; Directors' and Officers' Insurance.*

(a) From and after the Effective Time, Parent shall indemnify, defend and hold harmless each present or former officer or director of the Company or any Company subsidiary and any person who becomes an officer or director of the Company or any Company subsidiary after the date hereof but prior to the Effective Time, other than those officers or directors set forth in Section 6.8 of the Company Disclosure Schedule (each an "*Indemnified Party*" and, collectively, the "*Indemnified Parties*"), to the same extent as such officers or directors are entitled to indemnification under the Company's articles of incorporation, bylaws, employment agreements or indemnification contracts as in effect on the date hereof in respect of actions or omissions occurring at or prior to the Effective Time (including without limitation the transactions contemplated by this Agreement). Each employment agreement and indemnification agreement referred to in the preceding sentence either (i) has been provided to Parent prior to the date hereof or (ii) contains indemnification provisions substantially in the form contained in an employment agreement or an indemnification agreement, as the case may be, provided to Parent prior to the date hereof.

(b) Any Indemnified Parties proposing to assert the right to be indemnified under Section 6.8(a) shall, promptly after receipt of notice of commencement of any action against such Indemnified Parties in respect of which a claim is to be made under Section 6.8(a) against Parent, notify Parent of the commencement of such action, enclosing a copy of all papers served; *provided, however,* that the failure to so notify Parent shall not relieve it from any liability which it may have under Section 6.8(a) unless Parent is materially prejudiced thereby. If any such action is brought against any of the Indemnified Parties and such Indemnified Parties notify Parent of its commencement, Parent will be entitled to participate in and, to the extent that Parent elects by delivering written notice to such Indemnified Parties promptly after receiving notice of the commencement of the action from the Indemnified Parties, to assume the defense of the action with counsel reasonably satisfactory to the Indemnified Parties after notice from Parent to the Indemnified Parties of its election to assume the defense, Parent will not be liable to the Indemnified Parties for any legal or other expenses except as provided below. If Parent assumes the defense, Parent shall have the right to settle such action without the consent of the Indemnified Parties; provided, however, that Parent shall be required to obtain such consent if the settlement includes any admission of wrongdoing on the part of the Indemnified Parties or any decree or restriction on the Indemnified Parties; provided, further, that Parent, in the defense of any such action shall not, except with the consent of the Indemnified Parties (which consent shall not be unreasonably withheld), consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Parties of a release from all liability with respect to such action. The Indemnified Parties will have the right to employ their own counsel in any such action, but the fees, expenses or other charges of such counsel will be at the expense of such Indemnified Parties unless (i) the employment of counsel by the Indemnified Parties has been authorized in writing by Parent, (ii) a conflict exists (based on advice of counsel to the Indemnified Parties) between the Indemnified Parties and Parent (in which case Parent will not have the right to direct the defense of such action on behalf of the Indemnified Parties) or (iii) Parent has not in fact employed counsel to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of one additional counsel (representing all of the Indemnified Parties) will be at the expense of Parent and shall be paid by Parent in a timely manner as statements therefor are received (regardless of whether received prior to or after final disposition of the claim, action, suit, proceeding or investigation). Parent shall not be liable for any settlement of any action or claim effected without its written consent.

(c) Parent shall obtain and maintain in effect at the Effective Time and continuing until the sixth anniversary thereof "run-off" director and officer liability coverage with a coverage amount and other terms and conditions in all material respects no less favorable to the Indemnified Parties than under the Company's current directors and officers liability insurance policy covering the directors and officers of the Company with respect to their service as such prior to the Effective Time.

(d) In the event Parent or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in either such case, proper provision shall be made so that the successors and assigns of Parent shall assume the obligations set for in this Section 6.8.

(e) The provisions of this Section 6.8 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her representatives.

Section 6.9   *Employee Matters.*

(a) *Benefit Plans.*   After the Effective Time, all employees of the Company who are employed by Parent or its subsidiaries shall, at the option of Parent, either continue to be eligible to participate in an "employee benefit plan", as defined in Section 3(3) of ERISA (an "*Employee Benefit Plan*"), of the Company which is, at the option of Parent, continued by Parent, or alternatively shall be eligible to participate in the same manner as other similarly situated employees of Parent in any Employee Benefit Plan, sponsored or maintained by Parent after the Effective Time. With respect to each such Employee Benefit Plan of Parent, service with the Company or any of its subsidiaries and the predecessor of any of them shall be included for purposes of determining eligibility to participate, vesting (if applicable) and determination of the level of entitlement to, benefits under such Employee Benefit Plan. Parent shall, or shall cause its subsidiaries to, (i) waive all limitations, as to preexisting conditions exclusions and waiting periods with respect to participation and coverage requirements applicable to all employees of the Company who are employed by Parent under any welfare plan that such employees may be eligible to participate in after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Effective Time under any welfare plan maintained for such employees immediately prior to the Effective Time, and (ii) provide each such employee of the Company who is employed by Parent with credit for any co-payments and deductibles paid prior to the Effective Time for the plan year within which the Effective Time occurs in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such employees are eligible to participate in after the Effective Time.

(b) *Stock Option and Restricted Stock Plans.*   The Company shall take all actions required to ensure that the stock option plans or programs of the Company and the restricted stock plans or programs of the Company shall be terminated as of the Effective Time.

(c) *Company Stock Options.* The Company shall take all actions necessary and appropriate, including, without limitation, obtaining all necessary consents, if any, to provide that all outstanding Company Stock Options shall become fully vested and exercisable immediately prior to the Effective Time, and that as of the Effective Time, all such Company Stock Options shall be cancelled and have no further force or effect.

(d) *Restricted Stock.* All unvested shares of restricted stock of the Company set forth in Section 6.9(d) of the Company Disclosure Schedule, shall, by virtue of this Agreement and without further action of the Company, Parent or the holder of such shares of restricted stock, vest and become free of all restrictions immediately prior to the Effective Time and shall be converted into the Merger Consideration pursuant to Section 2.1.

(e) *Severance Plan.* From and after the Effective Time, Parent shall assume the obligations of the Company under the Company's severance plan, policy, program or procedure, all as set forth in Section 6.9(e) of the Company Disclosure Schedule.

(f) *Bonus Payments.* Subject to the limitations set forth in Section 5.1(g)(iii) of this Agreement, the Company Board shall be entitled to declare and pay annual bonuses for 2002 to the employees of the Company in accordance with the existing bonus criteria set forth in Section 6.9(f) of the Company Disclosure Schedule.

(g) *Retention Plan* The Company Board shall be entitled to establish a retention plan, and to make payments in accordance with such plan, for certain employees of the Company, in each case as set forth in Section 6.9(g) of the Company Disclosure Schedule.

(h) *Section 125-c Plan.* The Company shall take all actions required to amend the Company's Section 125-c Plan effective as of December 31, 2002 such that each participant under the Section 125-c Plan is subject to a maximum annual contribution to the medical reimbursement portion of the Section 125-c Plan of $1,000.

SECTION 6.10 *Notification of Certain Matters.* The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, if (i) any representation or warranty contained in this Agreement that is qualified by materiality becomes untrue or inaccurate in any respect or any such representation or warranty contained in this Agreement that is not so qualified becomes untrue or inaccurate in any material respect, or (ii) any failure of the Company or Parent, as the case may be, materially to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; *provided, however,* that the delivery of any notice pursuant to this Section shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice; and, *provided further,* that failure to give such notice shall not be treated as a breach of covenant for the purposes of Sections 7.2(b) or 7.3(b), as the case may be.

SECTION 6.11 *Coordination of Dividends.* Except with respect to dividends or distributions of up to $2.3438 per year per share to holders of the Company Preferred Stock in accordance with past practices and the terms of Section 2 of the Articles Supplementary of the Company — 9⅜% Series A Cumulative Redeemable Preferred Stock, as in effect on the date hereof, from and after the date of this Agreement, the Company shall not make any dividend or distribution to its shareholders without the prior written consent of Parent; *provided, however,* that after (1) the effectiveness of the Closing Agreement (as defined herein) and (2) the Company has paid (or has set aside cash reserves sufficient for the payment of all deferred amounts) in full any fees, penalties, taxes, costs, expenses or other amounts payable by the Company or any of its affiliates (regardless of whether due at such time or on a deferred basis) pursuant to or in connection with the Closing Agreement, excluding any legal fees payable to King & Spalding (*"Closing Agreement Payments"*), the written consent of Parent shall not be required for the authorization and payment of (i) distributions required for the Company to maintain its status as a REIT under the Code or (ii) with respect to each calendar quarter ending after the date hereof and prior to the calendar quarter in which the Effective Time shall occur, quarterly distributions with respect to the Company Common Stock of (x) up to (A) $0.27 per share of Company Common Stock per quarter with respect to the fourth quarter of 2002 and (B) an amount per share of Company Common Stock per quarter equal to the product of Parent's dividend per share of Parent Common Stock times the Exchange Ratio with respect to any quarter in 2003 ending before the quarter in which the Effective Time shall occur, but (y) only to the extent that the aggregate of all such amounts otherwise distributable pursuant to clause (ii)(x) exceed the Closing Agreement Payments; *provided* that in no event shall the Company declare or pay any dividend with respect to the quarter in which the Effective Time shall occur, but the Company shareholders in their capacity as Parent shareholders shall be entitled to the Parent dividends payable in respect of the Parent Voting Preferred Stock issued in exchange for the Company Preferred Stock and in respect of the Parent Common Stock issued in exchange for the Company Common Stock with respect to such quarter. In the event that a distribution with respect to the Company Common Stock and the Company Preferred Stock permitted by this Section 6.11 has (i) a record date prior to the Effective Time and (ii) has not been paid as of the Effective Time, the holders of Company Common Stock and Company Preferred Stock shall be entitled to receive such distribution from the Company at the time such shares are exchanged pursuant to Article II of this Agreement.

SECTION 6.12 *Exemption From Liability Under Section 16(b).* Assuming that the Company delivers to Parent the Company Section 16 Information (as hereinafter defined) in a timely fashion prior to the Effective Time, the Parent Board, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter and in any event prior to the Effective Time adopt a resolution providing in substance that the receipt by the Company Insiders (as hereinafter defined) of Parent Common Stock in exchange for shares of Company Common Stock, and of options to purchase shares of Parent Common Stock in exchange for options to purchase Company Common Stock, in each case pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Company Section 16 Information, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act such that receipt shall be so exempt. *"Company Section 16 Information"* shall mean information accurate in all material respects regarding Company Insiders, the number of shares of Company Common Stock held by each such Company Insider and expected to be exchanged for Parent Common Stock in the Merger and the number and description of the options to purchase shares of Company Common Stock held by each such Company Insider and expected to be converted into options to purchase Parent Common Stock in connection with the Merger. *"Company Insiders"* shall mean those officers and directors of the Company who are subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the Company Section 16 information.

SECTION 6.13 *Listing.* Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock and Parent Voting Preferred Stock to be issued in connection with the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

SECTION 6.14 *Taxes.*

(a) Parent and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interests, penalties or additions to tax, *"Transfer and Gains Taxes"*). From and after the Effective Time, Parent shall pay or cause to be paid, without deduction or withholding from any consideration or amounts payable to stockholders of the Company, all Transfer and Gains Taxes.

(b) The Company will consult with and provide Parent the opportunity to review and comment upon all returns, questionnaires, applications or other documents to be filed after the date hereof by the Company with respect to Taxes including, without limitation, the Company's federal, state and local income tax return for its taxable years ended December 31, 2001 and 2002, and shall not file any such returns without the prior review and comment of Parent, which shall not be unreasonably delayed.

(c) The Company will cause each of the Company's subsidiaries to consult with and provide Parent the opportunity to review and comment upon all returns, questionnaires, applications or other documents to be filed after the date hereof by each respective subsidiary of the Company with respect to Taxes including, without limitation, each of the Company's subsidiaries' federal, state and local income tax returns for its taxable years ended December 31, 2001 and 2002, and the Company shall not cause any of its subsidiaries to file any such returns without the prior review and comment of Parent, which shall not be unreasonably delayed.

SECTION 6.15 *Extension of Credit Agreement.* The Company shall, as soon as practicable following the date hereof, use its reasonable best efforts to amend its existing Third Amended and Restated Master Credit Agreement, dated as of March 29, 2001, among the Company and Fleet National Bank (the *"Credit Agreement"*) to provide for a maturity date of no earlier than the Effective Time and no later than January 1, 2004, which amended agreements shall be on the most favorable terms based on then-existing market conditions, and Parent and Company shall cooperate in such amendment process.

SECTION 6.16 *Extension of Insurance Policies.* The Company shall, as soon as practicable following the date hereof, take all necessary action to (i) renew its current directors and officers liability insurance policy through December 31, 2003 on terms and conditions substantially similar to those of the existing policy and consistent with past practice, (ii) at the request of Parent, exercise its option to obtain two (2) years of "run-off" director and officer liability coverage pursuant to the terms of the Company's current directors and officers liability insurance policy and (iii) extend any other insurance policy set forth in Section 3.23 of the Company Disclosure Schedule through December 31, 2003 on terms and conditions substantially consistent with past practice.

ARTICLE VII.

CONDITIONS TO CONSUMMATION OF THE MERGER

SECTION 7.1 *Conditions to Each Party's Obligations to Effect the Merger.* The respective obligations of each party hereto to consummate the Merger are subject to the fulfillment at or prior to the Effective Time of each of the following conditions, any or all of which may be waived in whole or in part by the party being benefited thereby, to the extent permitted by applicable Law:

(a) this Agreement and the Merger shall have been approved by the Company Requisite Vote and the Parent Requisite Vote;

(b) no Law shall have been enacted, entered, promulgated or enforced by any court or Governmental Entity of competent jurisdiction that restrains, enjoins or otherwise prevents consummation of the Merger, which has not been vacated, dismissed or withdrawn prior to the Effective Time, and the Company and Parent shall use their reasonable efforts to have any of the foregoing vacated, dismissed or withdrawn by the Effective Time;

(c) any applicable waiting period (and any extension thereof) under the HSR Act shall have expired or been terminated, and all other consents, approvals and authorizations legally required to be obtained to consummate the Merger shall have been obtained from all Governmental Entities, whether domestic or foreign, except where the failure to obtain any such consent, approval or authorization, or for any such consent, approval or authorization to be in full force and effect, would not be reasonably likely to, either individually or in the aggregate, have a Material Adverse Effect on the Company or Parent;

(d) the shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time of the Merger; and

(e) the Registration Statement shall have been declared effective by the SEC under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC and not concluded or withdrawn.

SECTION 7.2 *Conditions to the Obligations of Parent and Merger Sub to Effect the Merger.* The obligations of the Parent and Merger Sub to consummate the Merger are subject to the fulfillment at or prior to the Effective Time of each of the following further conditions, any or all of which may be waived in whole or in part by Parent, to the extent permitted by applicable Law:

(a) the representations and warranties of the Company shall be correct and accurate as of the Closing Date as though made on or as of such date (except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which need only be correct and accurate as of such date or with respect to such period), except where the failure of such representations and warranties to be correct and accurate (without giving effect to any limitation as to "materiality" or "material adverse effect" set forth therein) would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company, and Parent shall have received a certificate, dated the Closing Date, signed on behalf of the Company by its Chief Executive Officer or Chief Financial Officer to such effect;

(b) the Company shall have performed or complied in all material respects with all obligations, agreements and covenants required by this Agreement to be performed by it or complied with on or prior to the Effective Time, and Parent shall have received a certificate, dated the Closing Date, signed on behalf of the Company by its Chief Executive Officer or Chief Financial Officer to such effect;

(c) Parent shall have received an opinion of King & Spalding, dated as of the Closing Date, substantially in the form of *Exhibit 7.2(c)* attached hereto, that, commencing with its short taxable year ended December 31, 1994, the Company has been organized and has operated in conformity with the requirements for qualification as a REIT within the meaning of the Code (such opinion shall be subject to customary assumptions, qualifications and representations, and shall be based, in part, on the opinions of Waller Lansden Dortch & Davis dated November 10, 1999 regarding the Company's qualified REIT status as of that date);

(d) Parent shall have received an opinion of Baker & Hostetler LLP, counsel for Parent, dated the Closing Date and in customary form (subject to customary assumptions, qualifications and representations), to the effect that the Merger is a "reorganization" within the meaning of Section 368(a)(1)(A) and (a)(2)(E) of the Code;

(e) from the date of this Agreement through the Effective Time, there shall not have occurred an event that would be reasonably likely to have a Material Adverse Effect on the Company;

(f) the Company shall have amended the Credit Agreement in compliance with Section 6.15 hereof;

(g) the Company shall have (i) renewed its current directors and officers liability insurance policy through December 31, 2003 consistent with Section 6.16(i), (ii) at the request of Parent, exercised its option to obtain two (2) years of "run-off" director and officer liability coverage pursuant to the terms of the Company's current directors and officers liability insurance policy and (iii) extended any other insurance policy set forth in Section 3.23 of the Company Disclosure Schedule through December 31, 2003 consistent with Section 6.16(iii); and

(h) The Company and the IRS shall have executed an IRS Form 906, Closing Agreement on Final Determination Covering Specific Tax Matters, as to the matters set forth in Section 7.2(h) of the Company Disclosure Schedule, in a form reasonably acceptable to Parent (the *"Closing Agreement"*).

SECTION 7.3 *Conditions to Obligations of the Company to Effect the Merger.* The obligations of the Company to consummate the Merger are subject to the fulfillment at or prior to the Effective Time of each of the following further conditions, any or all of which may be waived in whole or in part by the Company, to the extent permitted by applicable Law:

(a) the representations and warranties of Parent and Merger Sub shall be correct and accurate as of the Closing Date as though made on or as of such date (except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which need only be correct and accurate as of such date or with respect to such period), except where the failure of such representations and warranties to be correct and accurate (without giving effect to any limitation as to "materiality" or "material adverse effect" set forth therein) would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Parent, and the Company shall have received a certificate, dated the Closing Date, signed on behalf of Parent by its Chief Executive Officer or Chief Financial Officer to such effect;

(b) Parent and Merger Sub shall each have performed or complied in all material respects with all obligations, agreements and covenants required by this Agreement to be performed by it or complied with on or prior to the Effective Time, and the Company shall have received a certificate, dated the Closing Date, signed on behalf of Parent by its Chief Executive Officer or Chief Financial Officer to such effect;

(c) the Company shall have received an opinion of Baker & Hostetler LLP, counsel for Parent, dated as of the Closing Date, substantially in the form of *Exhibit 7.3(c)* attached hereto, that, commencing with Parent's taxable year ended December 31, 1993, Parent have been organized and have operated in conformity with the requirements for qualification as a REIT within the meaning of the Code (such opinion shall be subject to customary assumptions, qualifications and representations);

(d) the Company shall have received an opinion of King & Spalding, counsel for the Company, dated the Closing Date and in customary form (subject to customary assumptions, qualifications and representations), to the effect that the Merger is a "reorganization" within the meaning of Section 368(a)(1)(A) and (a)(2)(E) of the Code; and

(e) from the date of this Agreement through the Effective Time, there shall not have occurred an event that would be reasonably likely to have a Material Adverse Effect on Parent.

ARTICLE VIII.

TERMINATION; AMENDMENT; WAIVER

SECTION 8.1 *Termination.* This Agreement may be terminated and the Merger contemplated herein may be abandoned at any time prior to the Effective Time, whether before or after approval of the Merger by the stockholders of each of the Company and Parent:

(a) by the mutual written consent of Parent and the Company;

(b) by either Parent or the Company, if any Governmental Entity of competent authority shall have issued an order, decree or ruling or taken any other action in each case permanently restraining, enjoining or otherwise prohibiting the Merger substantially on the terms contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable;

(c) by either Parent or the Company, if the Merger has not been consummated by May 15, 2003 (the "*Drop-Dead Date*"); *provided, however,* that the party seeking to terminate this Agreement pursuant to this Section 8.1(c) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have caused or resulted in the failure to consummate the Merger on or before such date;

(d) by Parent, if (i) the Company Board shall have withdrawn or materially modified its recommendation of this Agreement or the Merger in a manner adverse to Parent or its stockholders or shall resolved to do so; (ii) the Company Board shall have approved or recommended an Acquisition Proposal made by any Person other than Parent or Merger Sub; or (iii) the Company shall have entered into a definitive agreement with respect to an Acquisition Proposal;

(e) by the Company, if prior to the adoption of this Agreement at the Company Stockholders' Meeting the Company Board shall have approved, and the Company shall concurrently enter into, a definitive agreement providing for the implementation of a Superior Proposal; but only if (i) the Company is not then in breach of Section 6.4, and (ii) prior to such termination the Company shall have made payment of the full amounts required by Section 8.3(b);

(f) by the Company or Parent, if the Company Requisite Vote shall not have been obtained at a duly held Company Stockholders' Meeting or any adjournment thereof;

(g) by the Company or Parent, if the Parent Requisite Vote shall not have been obtained at a duly held Parent Stockholders' Meeting or any adjournment thereof;

(h) by the Company, if Parent shall have breached any of its representations, warranties or covenants contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 7.3(a) or (b) and which breach is incapable of being cured by Parent prior to the Drop-Dead Date;

(i) by Parent, if the Company shall have breached any of its representations, warranties or covenants contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 7.2(a) or (b) and which breach is incapable of being cured by the Company prior to the Drop-Dead Date; or

(j) by Parent, if the aggregate amount of any Closing Agreement Payments paid or payable by the Company or any of its affiliates (regardless of whether payable at such time or on a deferred basis) pursuant to or in connection with the Closing Agreement exceed the aggregate distributions that would have been payable by the Company to its shareholders under clause (ii) (x) of Section 6.11 except for the limitations imposed by Section 6.11 (ii) (y).

The right of any party hereto to terminate this Agreement pursuant to this Section 8.1 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto or any of their respective officers, directors, representatives or agents, whether prior to or after the execution of this Agreement.

SECTION 8.2 *Effect of the Termination.* In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, except (i) as provided in Section 5.3(c), this Section 8.2, Section 8.3 and Article IX and (ii) nothing herein shall relieve any party from any liability for any willful or intentional breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

SECTION 8.3 *Fees and Expenses.*

(a) Except as otherwise set forth in this Section 8.3, whether or not the Merger is consummated, all Expenses (as hereinafter defined) incurred in connection with this Agreement and the other transactions contemplated hereby shall be paid by the party incurring such Expenses, except Expenses incurred in connection with the filing, printing and mailing of the Registration Statement and the Proxy Statement (including SEC filing fees) and the filing fees for the premerger notification and report forms under the HSR Act, if any, which shall be shared equally by Parent and the Company. As used in this Agreement, "*Expenses*" includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the other transactions contemplated hereby, including the preparation, printing, filing and mailing of the Registration Statement and the Proxy Statement and the solicitation of stockholder approvals and all other matters related to the other transactions contemplated hereby; *provided, however,* that the reimbursement of such expenses of Parent or the Company, as the case may be, in accordance with Section 8.3(b) shall in no event exceed $4,000,000.

(b) In the event that this Agreement is terminated by the Company or Parent pursuant to Section 8.1(g) or by the Company pursuant to Section 8.1(h), then Parent shall promptly (but in no event later than the date of such termination) pay the Company an amount equal to the Company's Expenses by wire transfer of same day funds to an account designated by the Company. In the event that this Agreement is terminated (1) by Parent pursuant to 8.1(j), (2) by Parent or the Company pursuant to 8.1(c) and the condition set forth in Section 7.2(h) has not been fulfilled by the Drop-Dead Date, (3) by the Company or

Parent pursuant to Section 8.1(f), or (4) by Parent pursuant to Section 8.1(i), then the Company shall promptly (but in no event later than the date of such termination) pay Parent an amount equal to Parent's Expenses by wire transfer of same day funds to an account designated by Parent. In the event that this Agreement is terminated (i) by Parent pursuant to Section 8.1(d), (ii) by the Company pursuant to Section 8.1(e), (iii) (A) by the Company or Parent pursuant to Section 8.1(f) and (B) an Acquisition Proposal shall at the time of such termination be publicly proposed or publicly announced and within 12 months after such termination, the Company or any of its subsidiaries enters into any definitive agreement with respect to, or consummates, such Acquisition Proposal, or (iv) by the Company or Parent pursuant to Section 8.1(c) and at the time of termination an Acquisition Proposal had been received by the Company and either prior to termination of this Agreement or within 12 months thereafter the Company or any subsidiary consummates an Acquisition Proposal or enters into any definitive agreement with respect to any Acquisition Proposal that is subsequently consummated (whether or not such Acquisition Proposal is the same Acquisition Proposal which had been received at the time of termination of this Agreement) with the Person (or an affiliate of such Person) who made the Acquisition Proposal received by the Company prior to the termination date, then the Company shall pay Parent an amount equal to the Termination Fee (as hereinafter defined) by wire transfer of same day funds to an account designated by Parent, in the case of a payment as a result of any event referred to in Section 8.3(b)(iii) or (iv), upon the first to occur of the entering into any definitive agreement or the consummation of the Acquisition Proposal and in the case of a payment as a result of any event referred to in Sections 8.3(b)(i) or (ii), promptly, but in no event later than the date of such termination. For purposes of this Sections 8.3(b), an *"Acquisition Proposal"* shall have the meaning assigned to such term in Section 9.11, except that the reference to "20 percent" in such definition shall be deemed to be a reference to "50 percent". As used in this Agreement, the *"Termination Fee"* shall be an amount equal to the lesser of (x) the sum of $16,000,000 plus Parent's Expenses (such sum, the *"Base Amount"*) and (y) the sum of (A) the maximum amount that can be paid to Parent without causing Parent to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute income described in Sections 856(c)(2)(A)-(H) and 856(c)(3)(A)-(I) of the Code (*"Qualifying Income"*), as determined by independent accountants to Parent, and (B) in the event Parent receives an opinion or a letter from outside counsel (the *"Termination Fee Tax Opinion"*) indicating that Parent has received an opinion of counsel or a ruling from the IRS holding that Parent's receipt of the Base Amount would either constitute Qualifying Income or would be excluded from gross income of Parent within the meaning of Sections 856(c)(2) and (3) of the Code (the *"REIT Requirements"*) or that the receipt by Parent of the remaining balance of the Base Amount following the receipt of and pursuant to such ruling would not be deemed constructively received prior thereto, the Base Amount less the amount payable under clause (A) above. In the event that Parent is not able to receive the full Base Amount, the Company shall place the unpaid amount in escrow and shall not release any portion thereof to Parent unless and until the Company receives either one of the following: (x) a letter from Parent's independent accountants indicating the maximum amount that can be paid at that time to Parent without causing Parent to fail to meet the REIT Requirements or (y) a Termination Fee Tax Opinion, in either of which events the Company shall pay to Parent the lesser of the unpaid Base Amount or the maximum amount stated in the letter referred to in clause (y) above. The Company's obligation to pay any unpaid portion of the Termination Fee shall terminate three (3) years from the date of this Agreement.

(c) The Company and Parent agree that the agreements contained in Section 8.3(b) above are an integral part of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty. In the event that the Company or Parent is required to file to seek all or a portion of the amounts payable under this Section 8.3, and such party prevails in such litigation, such party shall be entitled to receive, in addition to all amounts that it is otherwise entitled to receive under this Section 8.3, all expenses (including attorneys' fees) which it has incurred in enforcing its rights hereunder.

SECTION 8.4 *Amendment.* This Agreement may be amended by action taken by the Company, Parent and Merger Sub at any time before or after approval of the Merger by the Company Requisite Vote and Parent Requisite Vote but, after any such approval, no amendment shall be made which requires the approval of any such stockholders under applicable Law without such approvals. This Agreement may not be amended except by an instrument in writing signed on behalf of the parties hereto.

SECTION 8.5 *Extension; Waiver.* At any time prior to the Effective Time, each party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto, or (iii) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of either party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of either party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

ARTICLE IX.

MISCELLANEOUS

SECTION 9.1 *Nonsurvival of Representations and Warranties.* None of the representations, warranties, covenants and agreements in this Agreement or in any exhibit, schedule or instrument delivered pursuant to this Agreement shall survive beyond the Effective Time, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Effective Time and this Article IX.

SECTION 9.2 *Entire Agreement; Assignment.*

(a) This Agreement (including the schedules and exhibits hereto) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, other than the Confidentiality Agreement.

(b) Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by operation of Law (including by merger or consolidation) or otherwise. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 9.3 *Notices.* All notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (i) three (3) business days following sending by registered or certified mail, postage prepaid, (ii) when sent if sent by facsimile; *provided, however,* that the fax is promptly confirmed by telephone confirmation thereof, (iii) when delivered, if delivered personally to the intended recipient, and (iv) one business day following sending by overnight delivery via a national courier service, and in each case, addressed to a party at the following address for such party:

if to Parent or to Merger Sub, to:

Developers Diversified Realty Corporation
3300 Enterprise Parkway
Beachwood, Ohio 44122
Attention: Joan Allgood
Facsimile: (216) 755-1493

with a copy to:

Baker & Hostetler LLP
3200 National City Center
1900 East Ninth Street
Cleveland, OH 44114
Attention: Suzanne Hanselman
Facsimile: (216) 696-0740

and

Willkie Farr & Gallagher
787 Seventh Avenue
New York, NY 10019
Attention: Richard L. Posen
Facsimile: (212) 728-8111

A-46

if to the Company, to:	JDN Realty Corporation 359 East Paces Ferry Road Suite 400 Atlanta, GA 30305 Attention: Craig Macnab Facsimile: (404) 364-6446
with a copy to:	King & Spalding 191 Peachtree Street Atlanta, Georgia 30303 Attention: John J. Kelley III Facsimile: (404) 572-5147

or to such other address as the Person to whom notice is given may have previously furnished to the other in writing in the manner set forth above.

SECTION 9.4 *Governing Law.*   This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the choice of law principles thereof.

SECTION 9.5 *Descriptive Headings.*   The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

SECTION 9.6 *Parties in Interest.*   This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns, and, except as provided in Section 6.8, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

SECTION 9.7 *Severability.*   The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) if necessary, a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

SECTION 9.8 *Specific Performance.*   The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal court or New York State court sitting in the Borough of Manhattan, City of New York, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction and exclusive venue of any Federal court or New York State court sitting in the Borough of Manhattan, City of New York in the event any dispute arises out of this Agreement or the Merger or the validity, performance or enforcement of this Agreement or the Merger, and (b) agrees that it will not attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any such court.

SECTION 9.9 *Counterparts.*   This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

SECTION 9.10 *Interpretation.*

(a) The words "hereof," "herein" and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." All terms defined in this Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time, amended, qualified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

(b) The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

Section 9.11 *Definitions.*

(a) "*Acquisition Proposal*" means an inquiry, offer or proposal regarding any of the following (other than the Merger) involving the Company: (i) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction in which the other party thereto or its stockholders will own 20% or more of the combined voting power of the surviving entity resulting from any such transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or series of related transactions; (iii) any tender offer or exchange offer for 20% or more of the outstanding shares of Company Common Stock or the filing of a registration statement under the Securities Act in connection therewith; (iv) any other transaction or series of related transactions pursuant to which any third party proposes to acquire control of assets of the Company and its subsidiaries having a fair market value equal to or greater than 20% of the fair market value of all of the assets of the Company and its subsidiaries, taken as a whole, immediately prior to such transaction; or (v) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

(b) "*Company Non-Subsidiary Entity*" means any Person in which the Company or any of its subsidiaries owns, directly or indirectly, any equity or similar interests, or any interest convertible into or exchangeable or exercisable for any equity or similar interests, other than a subsidiary and any publicly traded entity in which the Company or any subsidiary beneficially owns less than one percent (1%) of any class or securities of such entity. References herein to "the Company and the Company Non-Subsidiary Entities taken as a whole" or other words of similar import shall be understood to refer to the Company and the Company Non-Subsidiary Entities on an aggregate basis, but in the case of the Company Non-Subsidiary Entities, only to the extent of the Company's interest therein.

(c) "*Company Option Plans*" means the Company's 1993 Incentive Stock Plan, 1993 Non-Employee Director Stock Option Plan, Long-Term Incentive Plan and Deferred Bonus Plan.

(d) "*Know*" or "*Knowledge*" means, with respect to any party, the actual knowledge of such persons listed in Section 9.11(d)(i) of the Company Disclosure Schedule or Section 9.11(d)(ii) of the Parent Disclosure Schedule.

(e) "*Material Adverse Effect*" means when used in connection with the Company or Parent, as the case may be, or any of their respective subsidiaries, any change, effect or circumstance that (i) materially adversely affects the business, assets, financial condition or results of operations of the Company and each of its subsidiaries and the Company Non-Subsidiary Entities or Parent and each of its subsidiaries, as the case may be, in each case taken as a whole, excluding any adverse effect or change arising from (A) conditions in the United States economy or capital or financial markets generally, including changes in interest or exchange rates, (B) general changes in conditions (including changes in legal, regulatory or business conditions or changes in GAAP) in or otherwise affecting retail real estate properties generally, unless such changes have a materially disproportionate effect, relative to other industry participants, on the Company, its subsidiaries and the Company Non-Subsidiary Entities or Parent and its subsidiaries, each taken as a whole, as the case may be, or (C) this Agreement, the announcement or performance hereof and the Merger, including the impact thereof on relationships with suppliers or employees, or (ii) materially adversely affects the ability of the Company or Parent, as the case may be, to perform its obligations hereunder or consummate the Merger.

(f) "*Parent Option Plans*" means Parent's Stock Option Plan, Amended and Restated Directors' Deferred Compensation Plan, Elective Deferred Compensation Plan and Amended and Restated Equity-Based Award Plan.

(g) "*Person*" means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act).

(h) "*SEC*" shall mean the United States Securities and Exchange Commission.

(i) "*Subsidiary*" means, when used with reference to any party, any corporation, limited liability company, partnership, joint venture or other organization, whether incorporated or unincorporated, of which: (i) such party or any other subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any subsidiary of such party do not have at least a majority of the voting interests in such partnership), (ii) voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation, partnership, joint venture or other organization is held by such party or by any one or more of its subsidiaries, or by such party and any one or more of its subsidiaries; or (iii) at least a majority of the equity, other securities or other interests is, directly or indirectly, owned or controlled by such party or by any one or more of its subsidiaries, or by such party and any one or more of its subsidiaries. References herein to "the Company and its subsidiaries taken as a whole" or other words of similar import shall be understood to refer to the Company and its subsidiaries on an aggregate basis, but in the case of subsidiaries that are not wholly owned, only to the extent of the Company's interest therein. References herein to "Parent and its subsidiaries taken as a whole" or other words of similar import shall be understood to refer to Parent and its subsidiaries on an aggregate basis, but in the case of subsidiaries that are not wholly owned, only to the extent of Parent's interest therein.

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

DEVELOPERS DIVERSIFIED REALTY CORPORATION

By: /s/   SCOTT A. WOLSTEIN

    Name: Scott A. Wolstein
    Title: Chief Executive Officer

JDN REALTY CORPORATION

By: /s/   CRAIG MACNAB

    Name: Craig Macnab
    Title: CEO

DDR TRANSITORY SUB, INC.

By: /s/   DAVID M. JACOBSTEIN

    Name: David M. Jacobstein
    Title: President

OPINION OF GOLDMAN, SACHS & CO.

DATED OCTOBER 4, 2002

PERSONAL AND CONFIDENTIAL

October 4, 2002

Board of Directors
Developers Diversified Realty Corporation
3300 Enterprise Parkway
Beachwood, OH 44122

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to Developers Diversified Realty Corporation (the "Company") of the exchange ratio (the "Exchange Ratio") of 0.518 of a Common Share, without par value (the "Company Common Stock"), of the Company to be issued in respect of each share of Common Stock, par value $0.01 per share (the "JDN Common Stock"), of JDN Realty Corporation ("JDN") pursuant to the Agreement and Plan of Merger, dated as of October 4, 2002 (the "Agreement"), among the Company, DDR Transitory Sub, Inc., a wholly owned subsidiary of the Company, and JDN. Capitalized terms not defined herein shall have the meanings set forth in the Agreement.

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities and private placements as well as for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including having acted as placement agent in the private offering of $75,000,000 aggregate principal amount of the Company's Class K 8⅞% Cumulative Redeemable Preferred Shares in September 1999 and in the private offering of $105,000,000 aggregate principal amount of the Company's Series J 9.0% Cumulative Redeemable Preferred Shares in May 2000, as principal in connection with a $156,000,000 mortgage financing by the Company in April 2001, as lead manager in a public offering of 3,200,000 shares of Company Common Stock in December 2001, and having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. We also may provide investment banking services to the Company in the future. In addition, we have provided certain investment banking services to JDN and its affiliates, including having acted as financial advisor in connection with a share repurchase program in December 1999. Goldman, Sachs & Co. provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold positions in securities, including derivative securities, of the Company or JDN for its own account and for the accounts of customers.

In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company and JDN for the five years ended December 31, 2001; certain interim reports to shareholders and Quarterly Reports on Form 10-Q of the Company and JDN; certain other communications from the Company and JDN to their respective shareholders; certain internal financial analyses and forecasts for the Company prepared by its management; certain internal financial analyses and forecasts for JDN prepared by its management; and certain financial analyses and forecasts for JDN prepared by the management of the Company (the "Forecasts"), including certain cost savings and operating synergies projected by the management of the Company to result from the transaction contemplated by the Agreement (the "Synergies"). We also have held discussions with members of the senior managements of the Company and JDN regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction contemplated by the Agreement and the past and current business operations, financial condition and future prospects of the Company and JDN. In addition, we have reviewed the reported price and trading activity for the Company Common Stock and the JDN Common Stock, compared certain financial and stock market information for the Company and JDN with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the real estate industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial, accounting and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company, and that such Forecasts and Synergies will be realized in the amounts and time periods contemplated thereby. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any derivative or off-balance-sheet assets and liabilities) of the Company or JDN or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. You have instructed us to assume for purposes of our opinion that, as contemplated by the Agreement, (i) the Merger (as defined in the Agreement) will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended (the "Code"); (ii) commencing with its short taxable year ended December 31, 1994, JDN has been organized and has operated in conformity with the requirements for qualification as a REIT within the meaning of the Code; and (iii) prior to the Closing, the Closing Agreement shall be executed, the aggregate amount of any Closing Agreement Payments paid or payable pursuant to or in connection with the Closing Agreement shall not exceed the aggregate of certain dividends or distributions otherwise payable by JDN to its shareholders under the Agreement prior to Closing and any dividends or distributions paid to shareholders of JDN from and after the date of the Agreement shall be reduced by the amount of the Closing Agreement Payments. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to how any holder of Company Common Stock should vote with respect to such transaction.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof, the Exchange Ratio is fair from a financial point of view to the Company.

OPINION OF LAZARD FRÈRES & CO. LLC

DATED OCTOBER 4, 2002

The Board of Directors
JDN Realty Corporation
359 East Paces Ferry Road
Suite 450
Atlanta, Georgia 30305

Dear Members of the Board:

We understand that JDN Realty Corporation, a Maryland corporation (the "Company"), Developers Diversified Realty Corporation, an Ohio corporation (the "Parent"), and DDR Transitory Sub, Inc., a Maryland corporation ("Merger Sub"), have entered into an Agreement and Plan of Merger dated as of October 4, 2002 (the "Merger Agreement"). All capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to such terms in the Merger Agreement.

Upon consummation of the transactions contemplated by the Merger Agreement (the "Proposed Transaction"), each share of the Company's common stock, par value $.01 per share (the "Company Common Stock"), issued and outstanding immediately prior to the Effective Time (other than those shares that are owned by the Company as treasury stock) shall be converted into the right to receive 0.518 shares (the "Exchange Ratio") of the Parent's common stock, without par value (the "Parent Common Stock"). In addition, pursuant to the terms of the Merger Agreement, at the Effective Time each issued and outstanding share of the Company's Series A Cumulative Redeemable Preferred Stock, par value $.01 per share (the "Company Preferred Stock"), shall be converted (the "Preferred Stock Exchange") into the right to receive one (1) share of cumulative redeemable voting preferred stock of the Parent. The terms and conditions of the Proposed Transaction are more fully set forth in the Merger Agreement and related documents.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the Company Common Stock (other than the Parent, Merger Sub and any affiliates of the Parent) (the "Public Stockholders") of the Exchange Ratio to be offered to such Public Stockholders in the Proposed Transaction. In connection with this opinion, we have:

    (i) Reviewed the financial terms and conditions of the Merger Agreement;

    (ii) Analyzed certain historical business and financial information relating to the Company and the Parent;

    (iii) Reviewed various financial forecasts and other data provided to us by the Company and the Parent relating to their respective businesses (but note that financial forecasts for Parent beyond December 31, 2003 have not been provided to us);

    (iv) Held discussions with members of the senior managements of the Company and the Parent with respect to the business and prospects of the Company and the Parent, respectively, and the strategic objectives of each;

    (v) Reviewed public information with respect to certain other companies in lines of businesses we believe to be generally comparable to the businesses of the Company and the Parent;

    (vi) Reviewed the financial terms of certain business combinations involving companies in lines of businesses we believe to be generally comparable to those of the Company and the Parent;

    (vii) Reviewed the historical stock prices and trading volumes of the Company Common Stock and Parent Common Stock; and

    (viii) Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have relied upon the accuracy and completeness of the foregoing information and have not assumed any responsibility for any independent verification of such information or an independent valuation or appraisal of any of the assets or liabilities of the Company or the Parent, or concerning the solvency of, or issues relating to solvency concerning, the Company or the Parent. With respect to financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company and of the Parent as to the future financial performance of the Company and of the Parent, respectively, and of the Parent with respect to the combined entity. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based.

In rendering our opinion, we did not address the relative merits of the Proposed Transaction, any alternative potential transaction or the Company's underlying decision to effect the Proposed Transaction. Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

In rendering our opinion, we have assumed that the Proposed Transaction will be consummated on the terms and subject to the conditions described in the Merger Agreement without any waiver or modification of any material terms or conditions by the Company, and that obtaining the necessary regulatory approvals for the Proposed Transaction will not have an adverse effect on the Company or the Parent. In addition, we have also assumed that the Proposed Transaction will be accounted for as a tax-free "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code.

We do not express any opinion as to the price at which the common stock of the Company or the Parent may trade subsequent to the announcement of the Proposed Transaction or as to the price at which the Parent Common Stock may trade subsequent to the consummation of the Proposed Transaction. We express no view as to the consideration to be received by a holder of shares of Company Preferred Stock in the Preferred Stock Exchange.

Lazard Frères & Co. LLC is acting as investment banker to the Company in connection with the Proposed Transaction and will receive a fee for our services, a substantial portion of which is contingent upon the consummation of the Proposed Transaction. Lazard Frères & Co. LLC provides a full range of financial advisory and security services and, in the course of our trading and market making activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company or Parent for our own account and for the accounts of customers.

Our engagement and the opinion expressed herein are for the benefit of the Company's Board of Directors and our opinion is rendered to the Company's Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to and does not constitute a recommendation to any holder of the Company Common Stock as to whether such holder should vote for the Proposed Transaction, if such vote is required under the Company's articles of incorporation and/or applicable law. It is understood that this letter may not be disclosed or otherwise referred to without our prior written consent, except for its inclusion in its entirety in filings the Company may be required to make with the Securities and Exchange Commission and except as may otherwise be required by law or by a court of competent jurisdiction.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio to be offered to the Public Stockholders in the Proposed Transaction is fair to such Public Stockholders from a financial point of view.

Very truly yours,

LAZARD FRÈRES & CO. LLC

By: /s/   MATTHEW J. LUSTIG

Matthew J. Lustig
Managing Director

PROPOSED AMENDMENTS TO DDR ARTICLES OF INCORPORATION

I. Amendment to Increase the Authorized Shares, to Increase the Common Shares and Authorize 2,000,000 Voting Preferred Shares

Subject to approval by DDR common shareholders, the first paragraph of Article FOURTH would be amended to read as follows:

FOURTH: The authorized number of shares of the Corporation is 211,000,000, consisting of 200,000,000 common shares, without par value (hereinafter called "Common Shares"), 750,000 Class A Cumulative Preferred Shares, without par value (hereinafter called "Class A Shares"), 750,000 Class B Cumulative Preferred Shares, without par value (hereinafter called "Class B Shares"), 750,000 Class C Cumulative Preferred Shares, without par value (hereinafter called "Class C Shares"), 750,000 Class D Cumulative Preferred Shares, without par value (hereinafter called "Class D Shares"), 750,000 Class E Cumulative Preferred Shares, without par value (hereinafter called "Class E Shares"), 750,000 Class F Cumulative Preferred Shares, without par value (hereinafter called "Class F Shares"), 750,000 Class G Cumulative Preferred Shares, without par value (hereinafter called "Class G Shares"), 750,000 Class H Cumulative Preferred Shares, without par value (hereinafter called "Class H Shares"), 750,000 Class I Cumulative Preferred Shares, without par value (hereinafter called "Class I Shares"), 750,000 Class J Cumulative Preferred Shares, without par value (hereinafter called "Class J Shares"), 750,000 Class K Cumulative Preferred Shares, without par value (hereinafter called "Class K Shares"), 750,000 Noncumulative Preferred Shares, without par value (hereinafter called "Noncumulative Shares"), and 2,000,000 Cumulative Voting Preferred Shares, without par value (hereinafter called "Voting Preferred Shares"). The Class A Shares, Class B Shares, Class C Shares, Class D Shares, Class E Shares, Class F Shares, Class G Shares, Class H Shares, Class I Shares, Class J Shares, Class K Shares and Voting Preferred Shares are sometimes collectively referred to herein as the "Cumulative Shares."

II. Amendment to Increase the Authorized Shares and to Authorize 2,000,000 Voting Preferred Shares in the Event that Proposed Amendment I is not Approved

Subject to approval by DDR common shareholders, the first paragraph of Article FOURTH would be amended to read as follows:

FOURTH: The authorized number of shares of the Corporation is 111,000,000, consisting of 100,000,000 common shares, without par value (hereinafter called "Common Shares"), 750,000 Class A Cumulative Preferred Shares, without par value (hereinafter called "Class A Shares"), 750,000 Class B Cumulative Preferred Shares, without par value (hereinafter called "Class B Shares"), 750,000 Class C Cumulative Preferred Shares, without par value (hereinafter called "Class C Shares"), 750,000 Class D Cumulative Preferred Shares, without par value (hereinafter called "Class D Shares"), 750,000 Class E Cumulative Preferred Shares, without par value (hereinafter called "Class E Shares"), 750,000 Class F Cumulative Preferred Shares, without par value (hereinafter called "Class F Shares"), 750,000 Class G Cumulative Preferred Shares, without par value (hereinafter called "Class G Shares"), 750,000 Class H Cumulative Preferred Shares, without par value (hereinafter called "Class H Shares"), 750,000 Class I Cumulative Preferred Shares, without par value (hereinafter called "Class I Shares"), 750,000 Class J Cumulative Preferred Shares, without par value (hereinafter called "Class J Shares"), 750,000 Class K Cumulative Preferred Shares, without par value (hereinafter called "Class K Shares"), 750,000 Noncumulative Preferred Shares, without par value (hereinafter called "Noncumulative Shares"), and 2,000,000 Cumulative Voting Preferred Shares, without par value (hereinafter called "Voting Preferred Shares"). The Class A Shares, Class B Shares, Class C Shares, Class D Shares, Class E Shares, Class F Shares, Class G Shares, Class H Shares, Class I Shares, Class J Shares, Class K Shares and Voting Preferred Shares are sometimes collectively referred to herein as the "Cumulative Shares."

III. Amendment to Fix the Terms of the DDR Voting Preferred

Subject to approval by DDR common shareholders, the Articles of Incorporation would be amended by adding at the end of Division A of Article FOURTH a new Item XVI reading as follows:

XVI. The Voting Preferred Shares. The Voting Preferred Shares shall have the following express terms:

Section 1. Series. The Voting Preferred Shares may be issued from time to time in one or more series. All Voting Preferred Shares shall be of equal rank and shall be identical, except in respect of the matters that may be fixed by the Board of Directors as hereinafter provided, and each share of a series shall be identical with all other shares of such series, except as to the dates from which dividends shall accrue and be cumulative. All Voting Preferred Shares shall rank on a parity with the Class A Shares, Class B Shares, Class C Shares, Class D Shares, Class E Shares, Class F Shares, Class G Shares, Class H Shares, Class I Shares, Class J Shares, Class K Shares and Noncumulative Shares and shall be identical to all Class A Shares, Class B Shares, Class C Shares, Class D Shares, Class E Shares, Class F Shares, Class G Shares, Class H Shares, Class I Shares, Class J Shares, Class K Shares and Noncumulative Shares except as set forth in the provisions of Sections 2 through 10, both inclusive, which provisions shall apply to all of the Voting Preferred Shares.

Section 2. Definitions. For purposes of the Voting Preferred Shares, the following terms shall have the meanings indicated:

"*Board of Directors*" shall mean the Board of Directors of the Corporation or any committee authorized by such Board of Directors to perform any of its responsibilities with respect to the Voting Preferred Shares; provided that, for purposes of paragraph (a) of Section 8, the term "Board of Directors" shall not include any such committee.

"*Business Day*" shall mean any day other than a Saturday, Sunday or a day on which state or federally chartered banking institutions in New York, New York are not required to be open.

"*Code*" shall mean the Internal Revenue Code of 1986, as amended from time to time.

"*Common Shares*" shall mean the common shares, without par value per share, of the Corporation.

"*Dividend Payment Date*" shall mean March 31, June 30, September 30 and December 31 of each year; provided, that if any Dividend Payment Date falls on any day other than a Business Day, the dividend payment payable on such Dividend Payment Date shall be paid on the Business Day immediately following such Dividend Payment Date and no interest shall accrue on such dividend from such Dividend Payment Date to the date such dividend is paid.

"*Dividend Periods*" shall mean each quarterly dividend period commencing on and including March 31, June 30, September 30 and December 31 of each year and ending on and including the day preceding the first day of the next succeeding Dividend Period, other than the Dividend Period during which any Voting Preferred Shares shall be redeemed pursuant to Section 5, which shall end on and include the Redemption Date with respect to the Voting Preferred Shares being redeemed.

"*Event*" shall have the meaning set forth in paragraph (b)(i) of Section 8.

"*Liquidation Preference*" shall have the meaning set forth in paragraph (a) of Section 4.

"*set apart for payment*" shall be deemed to include, without any action other than the following, the recording by the Corporation in its accounting ledgers of any accounting or bookkeeping entry which indicates, pursuant to a declaration of dividends or other distribution by the Board of Directors, the allocation of funds to be so paid on any series or class of capital stock of the Corporation; provided, however, that if any funds for any class or series of shares ranking junior to the Voting Preferred Shares or any class or series of shares ranking on a parity with the Voting Preferred Shares are placed in a separate account of the Corporation or delivered to a disbursing, paying or other similar agent, then "set apart for payment" with respect to the Voting Preferred Shares shall mean placing such funds in a separate account or delivering such funds to a disbursing, paying or other similar agent.

Section 3. Dividends. (a) The holders of Voting Preferred Shares shall be entitled to receive, when and as declared by the Board of Directors out of funds legally available for that purpose, cumulative dividends payable in cash in an amount per Voting Preferred Share equal to $2.3438 per annum (equivalent to 9⅜% of the per share Liquidation Preference per annum). Such dividends shall be cumulative from the first day of the Dividend Period in which the Closing Date (as defined in that certain Agreement and Plan of Merger dated as of October 4, 2002 by and among the Corporation, JDN Realty Corporation and DDR Transitory Sub, Inc.) shall occur, whether or not in any Dividend Period or Periods such dividends shall be declared or there shall be funds of the Corporation legally available for the payment of such dividends, and shall be payable quarterly in arrears on each Dividend Payment Date. Each such dividend shall be payable in arrears to the holders of record of the Voting Preferred Shares, as they appear on the stock records of the Corporation at the close of business on the fifteenth day of the calendar month in which the applicable Dividend Payment Date falls on or such other date designated by the Board of Directors for the payment of dividends that is not more than 45 nor less than 10 days prior to such Dividend Payment Date, as the case may be, immediately preceding such Dividend Payment Date. No dividends on the Voting Preferred Shares shall be declared by the Board of Directors or be paid or set apart for payment by the Corporation at such time as any agreement of the Corporation, including any agreement relating to the Corporation's indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration, payment or setting apart for payment shall be restricted or prohibited by law. Accumulated, accrued and unpaid dividends for any past Dividend Periods may be declared and paid at any time, without reference to any regular Dividend Payment Date, to holders of record on such date, which date shall not precede by more than 45 days the payment date thereof, as may be fixed by the Board of Directors.

(b) Any dividend payable on the Voting Preferred Shares for any partial dividend period shall be computed ratably on the basis of twelve 30-day months and a 360-day year. Holders of Voting Preferred Shares shall not be entitled to any dividends, whether payable in cash, property or stock, in excess of full cumulative dividends, as herein provided, on the Voting Preferred Shares. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Voting Preferred Shares that may be in arrears. Any dividend payment made on the Voting Preferred Shares shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.

(c) If, for any taxable year, the Corporation elects to designate as "capital gain dividends" (as defined in Section 857 of the Code) any portion (the "Capital Gains Amount") of the total distributions (as determined for federal income tax purposes) paid or made available for the year to holders of all classes of capital stock (the "Total Dividends"), then the portion of the Capital Gains Amount that shall be allocable to holders of Voting Preferred Shares shall be in the same proportion that the Total Dividends paid or made available to the holders of Voting Preferred Shares for the year bears to the Total Dividends. If, for any taxable year, the Corporation elects, as provided in Section 857(b)(3)(D) of the Code, to designate as "undistributed capital gains" any portion of the Corporation's total net capital gains for the taxable year, then such undistributed capital gains shall be allocated between the holders of the Voting Preferred Shares and the holders of other classes or series of capital stock of the Corporation in a manner that is consistent with such allocations being considered other than a "preferential dividend" within the meaning of Section 562(c) of the Code.

(d) So long as any of the Voting Preferred Shares are outstanding, except as described in the immediately following sentence, no dividends shall be declared or paid or set apart for payment by the Corporation and no other distribution of cash or other property shall be declared or made, directly or indirectly, by the Corporation with respect to any shares ranking on a parity unless, in each case, dividends equal to the full amount of accumulated, accrued and unpaid dividends on all outstanding Voting Preferred Shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for payment of such dividends on the Voting Preferred Shares for all Dividend Periods ending on or prior to the date such dividend or distribution is declared, paid, set apart for payment or made, as the case may be, with respect to such shares ranking on a parity. When dividends are not paid in full or a sum sufficient for such payment is not set apart, as aforesaid, all dividends declared upon the Voting Preferred Shares and all dividends declared upon any shares ranking on a parity shall be declared ratably in proportion to the respective amounts of dividends accumulated, accrued and unpaid on the Voting Preferred Shares and accumulated, accrued and unpaid on such shares ranking on a parity.

(e) So long as any of the Voting Preferred Shares are outstanding, no dividends (other than dividends or distributions paid in shares, or options, warrants or rights to subscribe for or purchase shares, ranking junior to the Voting Preferred Shares) shall be declared or paid or set apart for payment by the Corporation and no other distribution of cash or other property shall be declared or made, directly or indirectly, by the Corporation with respect to any shares ranking junior to the Voting Preferred Shares, nor shall any shares ranking junior to the Voting Preferred Shares be redeemed, purchased or otherwise acquired (other than a redemption, purchase or other acquisition of Common Shares made for purposes of an employee incentive, benefit or stock purchase plan of the Corporation or any subsidiary) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any shares of any such stock), directly or indirectly, by the Corporation (except by conversion into or exchange for shares, or options, warrants or rights to subscribe for or purchase shares, ranking junior to the Voting Preferred Shares), nor shall any other cash or other property otherwise be paid or distributed to or for the benefit of any holder of shares ranking junior to the Voting Preferred Shares in respect thereof, directly or indirectly, by the Corporation unless, in each case, dividends equal to the full amount of all accumulated, accrued and unpaid dividends on all outstanding Voting Preferred Shares have been declared and paid, or such dividends have been declared and a sum sufficient for the payment thereof has been set apart for such payment, on all outstanding Voting Preferred Shares for all Dividend Periods ending on or prior to the date such dividend or distribution is declared, paid, set apart for payment or made with respect to such shares ranking junior to the Voting Preferred Shares, or the date such shares ranking junior to the Voting Preferred Shares are redeemed, purchased or otherwise acquired or monies paid to or made available for any sinking fund for such redemption, or the date any such cash or other property is paid or distributed to or for the benefit of any holders of shares ranking junior to the Voting Preferred Shares in respect thereof, as the case may be.

(f) In determining the extent to which a distribution with respect to the Voting Preferred Shares constitutes a dividend for tax purposes, the earnings and profits of the Corporation will be allocated, on a pro rata basis, in accordance with the ranking of the class of capital stock or series of capital stock, constituting a class within the meaning of Code Section 562(c), of the Corporation, as described in Section 6.

Notwithstanding the provisions of this Section 3, the Corporation shall not be prohibited from (i) declaring or paying or setting apart for payment any dividend or distribution on any shares ranking junior to or on a parity with the Voting Preferred Shares or (ii) redeeming, purchasing or otherwise acquiring any shares ranking junior to or on a parity with the Voting Preferred Shares, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary in order to assist in maintaining the continued qualification of the Corporation as a REIT under Section 856 of the Code.

Section 4. Liquidation Preference. (a) In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, before any payment or distribution by the Corporation (whether of capital, surplus or otherwise) shall be made to or set apart for the holders of shares ranking junior to the Voting Preferred Shares, the holders of shares of Voting Preferred Shares shall be entitled to receive Twenty-Five Dollars ($25.00) per share of Voting Preferred Shares (the "Liquidation Preference"), plus an amount equal to all dividends accumulated, accrued and unpaid thereon to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. Until the holders of the Voting Preferred Shares have been paid the Liquidation Preference in full, plus an amount equal to all dividends accumulated, accrued and unpaid thereon to the date of final distribution to such holders, no payment will be made to any holder of shares ranking junior to the Voting Preferred Shares upon the liquidation, dissolution or winding up of the Corporation. If, upon any liquidation, dissolution or winding up of the Corporation, the assets of the Corporation, or proceeds thereof, distributable among the holders of Voting Preferred Shares shall be insufficient to pay in full the preferential amount aforesaid and liquidating payments on any other shares ranking on a parity with the Voting Preferred Shares, then such assets, or the proceeds thereof, shall be distributed among the holders of Voting Preferred Shares and any such other shares ranking on a parity with the Voting Preferred Shares ratably in the same proportion as the respective amounts that would be payable on such Voting Preferred Shares and any such other shares ranking on a parity with the Voting Preferred Shares if all amounts payable thereon were paid in full. For the purposes of this Section 4, (i) a consolidation or merger of the Corporation with or into one or more other entities, (ii) a sale, lease, transfer or conveyance of all or substantially all of the Corporation's assets, or (iii) a statutory share exchange shall not be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary, of the Corporation.

(b) Upon any liquidation, dissolution or winding up of the Corporation, after payment shall have been made in full to the holders of Voting Preferred Shares and any shares ranking on a parity with the Voting Preferred Shares, as provided in this Section 4, any other shares ranking junior to the Voting Preferred Shares shall, subject to the respective terms thereof, be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Voting Preferred Shares and any shares ranking on a parity with the Voting Preferred Shares shall not be entitled to share therein.

Section 5. Redemption at the Option of the Corporation. (a) Shares of Voting Preferred Shares shall not be redeemable by the Corporation prior to September 15, 2003. On and after September 15, 2003, the Corporation, at its option, may redeem Voting Preferred Shares, in whole or from time to time in part, at a redemption price payable in cash equal to $25.00 per share, plus all accumulated, accrued and unpaid dividends to the date fixed for redemption (the "Redemption Date"); provided, however, that in the event of a redemption of Voting Preferred Shares, if the Redemption Date occurs after a dividend record date and on or prior to the related Dividend Payment Date, the dividend payable on such Dividend Payment Date in respect of such shares called for redemption shall be payable on such Dividend Payment Date to the holders of record at the close of business on such dividend record date, and shall not be payable as part of the redemption price for such shares. In connection with any redemption pursuant to this Section 5(a), the redemption price of the Voting Preferred Shares (other than any portion thereof consisting of accumulated, accrued and unpaid dividends) shall be payable solely with the proceeds from the sale by the Corporation of other capital shares of the Corporation (whether or not such sale occurs concurrently with such redemption). For purposes of the preceding sentence, "capital shares" means any common shares, preferred shares, depositary shares, participations or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable at the option of the holder for equity securities (unless and to the extent such debt securities are subsequently converted into capital shares)) or options to purchase any of the foregoing of or in the Corporation.

(b) The Redemption Date shall be selected by the Corporation, shall be specified in the notice of redemption and shall be not less than 30 days nor more than 60 days after the date notice of redemption is sent by the Corporation.

(c) If full cumulative dividends on all outstanding Voting Preferred Shares have not been declared and paid, or declared and set apart for payment, no Voting Preferred Shares may be redeemed unless all outstanding Voting Preferred Shares are simultaneously redeemed, and neither the Corporation nor any affiliate of the Corporation may purchase or acquire Voting Preferred Shares other than pursuant to a purchase or exchange offer made on the same terms to all holders of Voting Preferred Shares.

(d) If the Corporation shall redeem Voting Preferred Shares pursuant to paragraph (a) of this Section 5, notice of such redemption shall be given to each holder of record of the shares to be redeemed. Such notice shall be provided by first class mail, postage prepaid, at such holder's address as the same appears on the stock records of the Corporation. Neither the failure to mail any notice required by this paragraph (d), nor any defect therein or in the mailing thereof to any particular holder, shall affect the sufficiency of the notice or the validity of the proceedings for redemption with respect to the other holders. Any notice which was mailed in the manner herein provided shall be conclusively presumed to have been duly given on the date mailed whether or not the holder receives the notice. Each such notice shall state, as appropriate: (1) the Redemption Date; (2) the number of Voting Preferred Shares to be redeemed and, if fewer than all such shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (3) the place or places at which certificates for such shares are to be surrendered for cash; and (4) the redemption price payable on such Redemption Date, including, without limitation, a statement as to whether or not accumulated, accrued and unpaid dividends will be (x) payable as part of the redemption price, or (y) payable on the next Dividend Payment Date to the record holder at the close of business on the relevant record date as described in the next succeeding sentence.

Notice having been mailed as aforesaid, from and after the Redemption Date (unless the Corporation shall fail to make available the amount of cash necessary to effect such redemption), (i) dividends on the Voting Preferred Shares so called for redemption shall cease to accumulate or accrue on the Voting Preferred Shares called for redemption, (ii) said shares shall no longer be deemed to be outstanding, and (iii) all rights of the holders thereof as holders of Voting Preferred Shares of the Corporation shall cease except the rights to receive the cash payable upon such redemption, without interest thereon, upon surrender and endorsement of their certificates if so required; provided, however, that if the Redemption Date for any Voting Preferred Shares occurs after any dividend record date and on or prior to the related Dividend Payment Date, the full dividend payable on such Dividend Payment Date in respect of such Voting Preferred Shares called for redemption shall be payable on such Dividend Payment Date to the holders of record of such shares at the close of business on the corresponding dividend record date notwithstanding the prior redemption of such shares. The Corporation's obligation to make available the redemption price in accordance with the preceding sentence shall be deemed fulfilled if, on or before the applicable Redemption Date, the Corporation shall irrevocably deposit in trust with a bank or trust company (which may not be an affiliate of the Corporation) that has, or is an affiliate of a bank or trust company that has, a capital and surplus of at least $50,000,000, such amount of cash as is necessary for such redemption plus, if such Redemption Date occurs after any dividend record date and on or prior to the related Dividend Payment Date, such amount of cash as is necessary to pay the dividend payable on such Dividend Payment Date in respect of such Voting Preferred Shares called for redemption, with irrevocable instructions that such cash be applied to the redemption of the Voting Preferred Shares so called for redemption and, if applicable, the payment of such dividend. No interest shall accrue for the benefit of the holders of Voting Preferred Shares to be redeemed on any cash so set aside by the Corporation. Subject to applicable escheat laws, any such cash unclaimed at the end of two years from the Redemption Date shall revert to the general funds of the Corporation, after which reversion the holders of Voting Preferred Shares so called for redemption shall look only to the general funds of the Corporation for the payment of such cash.

As promptly as practicable after the surrender in accordance with such notice of the certificates for any such Voting Preferred Shares to be so redeemed (properly endorsed or assigned for transfer, if the Corporation shall so require and the notice shall so state), such certificates shall be exchanged for cash (without interest thereon) for which such shares have been redeemed in accordance with such notice. If fewer than all the outstanding Voting Preferred Shares are to be redeemed, shares to be redeemed shall be selected by the Corporation from outstanding Voting Preferred Shares not previously called for redemption by lot or, with respect to the number of Voting Preferred Shares held of record by each holder of such shares, pro rata (as nearly as may be) or by any other method as may be determined by the Board of Directors in its discretion to be equitable. If fewer than all the shares of Voting Preferred Shares represented by any certificate are redeemed, then a new certificate representing the unredeemed shares shall be issued without cost to the holders thereof.

Section 6.   Status of Reacquired Shares.   All Voting Preferred Shares which shall have been issued and reacquired in any manner by the Corporation shall be returned to the status of authorized but unissued Voting Preferred Shares.

Section 7. Ranking. The Voting Preferred Shares rank senior to, on a parity with, or junior to other shares of capital stock of the Corporation in accordance with Item XIII of this Division A.

Section 8. Voting. (a) If and whenever six quarterly dividends (whether or not consecutive) payable on the Voting Preferred Shares or any series or class of shares ranking on a parity with the Voting Preferred Shares shall be in arrears (which shall, with respect to any such quarterly dividend, mean that any such dividend has not been paid in full), the number of directors then constituting the Board of Directors shall be increased by two (if not already increased by reason of similar types of provisions with respect to shares ranking on a parity with the Voting Preferred Shares of any other class or series which is entitled to similar voting rights (the "Arrearage Voting Preferred Shares")) and the holders of Voting Preferred Shares, together with the holders of shares of all other Arrearage Voting Preferred Shares then entitled to exercise similar voting rights, voting as a single class regardless of series, shall be entitled to elect the two additional directors to serve on the Board of Directors at any annual meeting of shareholders or special meeting held in place thereof, or at a special meeting of the holders of the Voting Preferred Shares and the Arrearage Voting Preferred Shares called as hereinafter provided. Whenever all arrearages in dividends on the Voting Preferred Shares and the Arrearage Voting Preferred Shares then outstanding shall have been paid and dividends thereon for the current quarterly dividend period shall have been declared and paid, or declared and set apart for payment, then the right of the holders of the Voting Preferred Shares and the Arrearage Voting Preferred Shares to elect such additional two directors shall cease (but subject always to the same provision for the vesting of such voting rights in the case of any similar future arrearages), and the terms of office of all persons elected as directors by the holders of the Voting Preferred Shares and the Arrearage Voting Preferred Shares shall forthwith terminate and the number of directors constituting the Board of Directors shall be reduced accordingly. At any time after such voting power shall have been so vested in the holders of Voting Preferred Shares and the Arrearage Voting Preferred Shares, if applicable, the Secretary of the Corporation may, and upon the written request of any holder of at least ten percent (10%) of Voting Preferred Shares (addressed to the Secretary at the principal office of the Corporation) shall, call a special meeting of the holders of the Voting Preferred Shares and of the Arrearage Voting Preferred Shares for the election of the two directors to be elected by them as herein provided, such call to be made by notice similar to that provided in the Code of Regulations of the Corporation for a special meeting of the shareholders or as required by law. If any such special meeting required to be called as above provided shall not be called by the Secretary within 20 days after receipt of any such request, then any holder of Voting Preferred Shares may call such meeting, upon the notice above provided, and for that purpose shall have access to the stock books of the Corporation. The directors elected at any such special meeting shall hold office until the next annual meeting of the shareholders or special meeting held in lieu thereof if such office shall not have previously terminated as above provided. If any vacancy shall occur among the directors elected by the holders of the Voting Preferred Shares and the Arrearage Voting Preferred Shares, a successor shall be elected by the Board of Directors, upon the nomination of the then-remaining director elected by the holders of the Voting Preferred Shares and the Arrearage Voting Preferred Shares or the successor of such remaining director, to serve until the next annual meeting of the shareholders or special meeting held in place thereof if such office shall not have previously terminated as provided above.

(b) So long as any Voting Preferred Shares are outstanding, in addition to any other vote or consent of shareholders required by law or by the Amended and Restated Articles of Incorporation of the Corporation, the affirmative vote of at least 66- 2/3% of the votes entitled to be cast by the holders of the Voting Preferred Shares voting as a single class with the holders of all other classes or series of shares ranking on a parity with the Voting Preferred Shares entitled to vote on such matters, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating:

(i) Any amendment, alteration or repeal of any of the provisions of, or the addition of any provision to, the Amended and Restated Articles of Incorporation or the Code of Regulations of the Corporation, whether by merger, consolidation or otherwise (an "Event") that materially adversely affects the voting powers, rights or preferences of the holders of the Voting Preferred Shares; provided, however, that the amendment of the provisions of the Amended and Restated Articles of Incorporation (A) so as to authorize or create, or to increase the authorized amount of, or issue, any shares ranking junior to the Voting Preferred Shares or any shares of any class or series of shares ranking on a parity with the Voting Preferred Shares or (B) with respect to the occurrence of any Event, so long as the Voting Preferred Shares remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of the Event, the Corporation may not be the surviving entity, shall not in either case be deemed to materially adversely affect the voting powers, rights or preferences of the holders of Voting Preferred Shares; or

(ii) The authorization, creation of, increase in the authorized amount of, or issuance of any shares of any class or series of shares ranking senior to the Voting Preferred Shares or any security convertible into shares of any class or series of shares ranking senior to the Voting Preferred Shares (whether or not such class or series of shares ranking senior to the Voting Preferred Shares is currently authorized);

provided, however, that no such vote of the holders of Voting Preferred Shares shall be required if, at or prior to the time when such amendment, alteration or repeal is to take effect, or when the issuance of any such shares ranking senior to the Voting Preferred Shares or convertible or exchangeable security is to be made, as the case may be, provision is made for the redemption of all shares of Voting Preferred Shares at the time outstanding to the extent such redemption is authorized by Section 5.

(c) In addition to the foregoing, the holders of Voting Preferred Shares shall be entitled to vote on all matters (for which holders of Common Shares shall be entitled to vote thereon) at all meetings of the shareholders of the Corporation, and shall be entitled to one vote for each Voting Preferred Share entitled to vote at such meeting.

Section 9. Record Holders. The Corporation and its transfer agent may deem and treat the record holder of any share of Voting Preferred Shares as the true and lawful owner thereof for all purposes, and neither the Corporation nor such transfer agent shall be affected by any notice to the contrary.

Section 10. Restrictions on Ownership and Transfers. The shares of Voting Preferred Shares are subject to the provisions of Article XIV of this Division A pertaining to restrictions on ownership and transfers, including without limitation the provisions relative to Excess Preferred Shares.

Subject to approval by DDR common shareholders, the articles of incorporation would be amended by deleting Item XIII of Division A of Article FOURTH in its entirety and replacing it with the following:

XIII. *Definitions.* For the purposes of this Division:

(a) Whenever reference is made to shares "ranking prior to" Class A Shares, Class B Shares, Class C Shares, Class D Shares, Class E Shares, Class F Shares, Class G Shares, Class H Shares, Class I Shares, Class J Shares, Class K Shares, Noncumulative Shares or Voting Preferred Shares, such reference shall mean and include all shares of the Corporation in respect of which the rights of the holders thereof as to the payment of dividends or as to distributions in the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation are given preference over the rights of the holders of Class A Shares, Class B Shares, Class C Shares, Class D Shares, Class E Shares, Class F Shares, Class G Shares, Class H Shares, Class I Shares, Class J Shares, Class K Shares, Noncumulative Shares or Voting Preferred Shares, as the case may be;

(b) Whenever reference is made to shares "on a parity with" Class A Shares, Class B Shares, Class C Shares, Class D Shares, Class E Shares, Class F Shares, Class G Shares, Class H Shares, Class I Shares, Class J Shares, Class K Shares, Noncumulative Shares or Voting Preferred Shares, such reference shall mean and include all shares of the Corporation in respect of which the rights of the holders thereof as to the payment of dividends or as to distributions in the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation rank equally (except as to the amounts fixed therefor) with the rights of the holders of Class A Shares, Class B Shares, Class C

Shares, Class D Shares, Class E Shares, Class F Shares, Class G Shares, Class H Shares, Class I Shares, Class J Shares, Class K Shares, Noncumulative Shares or Voting Preferred Shares, as the case may be; and

(c) Whenever reference is made to shares "ranking junior to" Class A Shares, Class B Shares, Class C Shares, Class D Shares, Class E Shares, Class F Shares, Class G Shares, Class H Shares, Class I Shares, Class J Shares, Class K Shares, Noncumulative Shares or Voting Preferred Shares, such reference shall mean and include all shares of the Corporation other than those defined under Subsections (a) and (b) of this Section as shares "ranking prior to" or "on a parity with" Class A Shares, Class B Shares, Class C Shares, Class D Shares, Class E Shares, Class F Shares, Class G Shares, Class H Shares, Class I Shares, Class J Shares, Class K Shares, Noncumulative Shares or Voting Preferred Shares, as the case may be.

Subject to approval by DDR common shareholders, the articles of incorporation would be amended by deleting the definition of "Preferred Shares" in Item XIV of Division A of Article FOURTH in its entirety and replacing it with the following:

"Preferred Shares" shall mean, collectively, Class A Shares, Class B Shares, Class C Shares, Class D Shares, Class E Shares, Class F Shares, Class G Shares, Class H Shares, Class I Shares, Class J Shares, Class K Shares, Noncumulative Shares and Voting Preferred Shares.

Section 1701.85 of the Ohio General Corporation Law

§ 1701.85 Dissenting shareholder's demand for fair cash value of shares.

(A)(1) A shareholder of a domestic corporation is entitled to relief as a dissenting shareholder in respect of the proposals described in sections 1701.74, 1701.76, and 1701.84 of the Revised Code, only in compliance with this section.

(2) If the proposal must be submitted to the shareholders of the corporation involved, the dissenting shareholder shall be a record holder of the shares of the corporation as to which he seeks relief as of the date fixed for the determination of shareholders entitled to notice of a meeting of the shareholders at which the proposal is to be submitted, and such shares shall not have been voted in favor of the proposal. Not later than ten days after the date on which the vote on the proposal was taken at the meeting of the shareholders, the dissenting shareholder shall deliver to the corporation a written demand for payment to him of the fair cash value of the shares as to which he seeks relief, which demand shall state his address, the number and class of such shares, and the amount claimed by him as the fair cash value of the shares.

(3) The dissenting shareholder entitled to relief under division (C) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.80 of the Revised Code and a dissenting shareholder entitled to relief under division (E) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.801 [1701.80.1] of the Revised Code shall be a record holder of the shares of the corporation as to which he seeks relief as of the date on which the agreement of merger was adopted by the directors of that corporation. Within twenty days after he has been sent the notice provided in section 1701.80 or 1701.801 [1701.80.1] of the Revised Code, the dissenting shareholder shall deliver to the corporation a written demand for payment with the same information as that provided for in division (A)(2) of this section.

(4) In the case of a merger or consolidation, a demand served on the constituent corporation involved constitutes service on the surviving or the new entity, whether the demand is served before, on, or after the effective date of the merger or consolidation.

(5) If the corporation sends to the dissenting shareholder, at the address specified in his demand, a request for the certificates representing the shares as to which he seeks relief, the dissenting shareholder, within fifteen days from the date of the sending of such request, shall deliver to the corporation the certificates requested so that the corporation may forthwith endorse on them a legend to the effect that demand for the fair cash value of such shares has been made. The corporation promptly shall return such endorsed certificates to the dissenting shareholder. A dissenting shareholder's failure to deliver such certificates terminates his rights as a dissenting shareholder, at the option of the corporation, exercised by written notice sent to the dissenting shareholder within twenty days after the lapse of the fifteen-day period, unless a court for good cause shown otherwise directs. If shares represented by a certificate on which such a legend has been endorsed are transferred, each new certificate issued for them shall bear a similar legend, together with the name of the original dissenting holder of such shares. Upon receiving a demand for payment from a dissenting shareholder who is the record holder of uncertificated securities, the corporation shall make an appropriate notation of the demand for payment in its shareholder records. If uncertificated shares for which payment has been demanded are to be transferred, any new certificate issued for the shares shall bear the legend required for certificated securities as provided in this paragraph. A transferee of the shares so endorsed, or of uncertificated securities where such notation has been made, acquires only such rights in the corporation as the original dissenting holder of such shares had immediately after the service of a demand for payment of the fair cash value of the shares. A request under this paragraph by the corporation is not an admission by the corporation that the shareholder is entitled to relief under this section.

(B) Unless the corporation and the dissenting shareholder have come to an agreement on the fair cash value per share of the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder or the corporation, which in case of a merger or consolidation may be the surviving or new entity, within three months after the service of the demand by the dissenting shareholder, may file a complaint in the court of common pleas of the county in which the principal office of the corporation that issued the shares is located or was located when the proposal was adopted by the shareholders of the corporation, or, if the proposal was not required to be submitted to the shareholders, was approved by the directors. Other dissenting shareholders, within that three-month period, may join as plaintiffs or may be joined as defendants in any such proceeding, and any two or more such proceedings may be consolidated. The complaint shall contain a brief statement of the facts, including the vote and the facts entitling the dissenting shareholder to the relief demanded. No answer to such a complaint is required. Upon the filing of such a complaint, the court, on motion of the petitioner, shall enter an order fixing a date for a hearing on the complaint and requiring that a copy of the complaint and a notice of the filing and of the date for hearing be given to the respondent or defendant in the manner in which summons is required to be served or substituted service is required to be made in other cases. On the day fixed for the hearing on the complaint or any adjournment of it, the court shall determine from the complaint and from such evidence as is submitted by either party whether the dissenting shareholder is entitled to be paid the fair cash value of any shares and, if so, the number and class of such shares. If the court finds that the dissenting shareholder is so entitled, the court may appoint one or more persons as appraisers to receive evidence and to recommend a decision on the amount of the fair cash value. The appraisers have such power and authority as is specified in the order of their appointment. The court thereupon shall make a finding as to the fair cash value of a share and shall render judgment against the corporation for the payment of it, with interest at such rate and from such date as the court considers equitable. The costs of the proceeding, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable. The proceeding is a special proceeding and final orders in it may be vacated, modified, or reversed on appeal pursuant to the Rules of Appellate Procedure and, to the extent not in conflict with those rules, Chapter 2505. of the Revised Code. If, during the pendency of any proceeding instituted under this section, a suit or proceeding is or has been instituted to enjoin or otherwise to prevent the carrying out of the action as to which the shareholder has dissented, the proceeding instituted under this section shall be stayed until the final determination of the other suit or proceeding. Unless any provision in division (D) of this section is applicable, the fair cash value of the shares that is agreed upon by the parties or fixed under this section shall be paid within thirty days after the date of final determination of such value under this division, the effective date of the amendment to the articles, or the consummation of the other action involved, whichever occurs last. Upon the occurrence of the last such event, payment shall be made immediately to a holder of uncertificated securities entitled to such payment. In the case of holders of shares represented by certificates, payment shall be made only upon and simultaneously with the surrender to the corporation of the certificates representing the shares for which the payment is made.

(C) If the proposal was required to be submitted to the shareholders of the corporation, fair cash value as to those shareholders shall be determined as of the day prior to the day on which the vote by the shareholders was taken and, in the case of a merger pursuant to section 1701.80 or 1701.801 [1701.80.1] of the Revised Code, fair cash value as to shareholders of a constituent subsidiary corporation shall be determined as of the day before the adoption of the agreement of merger by the directors of the particular subsidiary corporation. The fair cash value of a share for the purposes of this section is the amount that a willing seller who is under no compulsion to sell would be willing to accept and that a willing buyer who is under no compulsion to purchase would be willing to pay, but in no event shall the fair cash value of a share exceed the amount specified in the demand of the particular shareholder. In computing such fair cash value, any appreciation or depreciation in market value resulting from the proposal submitted to the directors or to the shareholders shall be excluded.

(D)(1) The right and obligation of a dissenting shareholder to receive such fair cash value and to sell such shares as to which he seeks relief, and the right and obligation of the corporation to purchase such shares and to pay the fair cash value of them terminates if any of the following applies:

(a) The dissenting shareholder has not complied with this section, unless the corporation by its directors waives such failure;

(b) The corporation abandons the action involved or is finally enjoined or prevented from carrying it out, or the shareholders rescind their adoption of the action involved;

(c) The dissenting shareholder withdraws his demand, with the consent of the corporation by its directors;

(d) The corporation and the dissenting shareholder have not come to an agreement as to the fair cash value per share, and neither the shareholder nor the corporation has filed or joined in a complaint under division (B) of this section within the period provided in that division.

(2) For purposes of division (D)(1) of this section, if the merger or consolidation has become effective and the surviving or new entity is not a corporation, action required to be taken by the directors of the corporation shall be taken by the general partners of a surviving or new partnership or the comparable representatives of any other surviving or new entity.

(E) From the time of the dissenting shareholder's giving of the demand until either the termination of the rights and obligations arising from it or the purchase of the shares by the corporation, all other rights accruing from such shares, including voting and dividend or distribution rights, are suspended. If during the suspension, any dividend or distribution is paid in money upon shares of such class or any dividend, distribution, or interest is paid in money upon any securities issued in extinguishment of or in substitution for such shares, an amount equal to the dividend, distribution, or interest which, except for the suspension, would have been payable upon such shares or securities, shall be paid to the holder of record as a credit upon the fair cash value of the shares. If the right to receive fair cash value is terminated other than by the purchase of the shares by the corporation, all rights of the holder shall be restored and all distributions which, except for the suspension, would have been made shall be made to the holder of record of the shares at the time of termination.

ANNEX F

Supplemental Information Related to Directors and Executive Officers of DDR

EXECUTIVE COMPENSATION

The following information is set forth with respect to DDR's Chief Executive Officer and the other four most highly compensated executive officers, each of whom was serving as an executive officer at December 31, 2001, whom DDR refers to as the named executive officers.

Summary Compensation Table

| | | Annual Compensation | | Long Term Compensation Awards | | |
Name and Principal Position	Fiscal Year	Salary($)	Bonus($)(1)	Restricted Stock Award(s) ($)(2)	Securities Underlying Options/ SARs(#)	Other Compensation ($)(3)
Scott A. Wolstein	2001	566,667	560,000	517,587	140,197	58,401
Chairman and Chief	2000	527,082	393,750	516,866	164,063	53,460
Executive Officer	1999	511,458	383,594	432,677	164,063	62,441
James A. Schoff	2001	358,333	240,000	147,890	40,056	37,879
Vice Chairman and	2000	352,082	175,000	147,660	46,875	33,718
Chief Investment Officer	1999	336,458	168,299	123,622	46,875	37,520
David M. Jacobstein	2001	375,000	278,750	137,317	37,195	21,386
President and Chief	2000	327,082	162,500	137,137	43,527	17,816
Operating Officer(4)	1999	203,125	101,563	-0-	300,000	39,879
Daniel B. Hurwitz	2001	325,000	231,250	84,505	22,889	12,820
Executive Vice President(4)	2000	302,082	150,000	84,410	26,786	12,905
	1999	164,808	107,404(5)	-0-	200,000	19,215
Joan U. Allgood.................	2001	229,167	57,500	52,812	14,306	8,923
Senior Vice President and	2000	226,520	56,250	56,254	17,857	6,499
General Counsel	1999	197,917	49,479	47,101	17,857	4,245

(1) For a description of the method used in determining the bonuses paid to executive officers, see "Employment Agreements" and "Report of the Executive Compensation Committee of the Board of Directors."

(2) On November 29, 1999, Mr. Scott Wolstein was granted 31,325 restricted common shares, Mr. Schoff was granted 8,950 restricted common shares and Mrs. Allgood was granted 3,410 restricted common shares. On March 1, 2000, Mr. Scott Wolstein was granted 44,700 restricted common shares, Mr. Schoff was granted 12,770 restricted common shares, Mr. Jacobstein was granted 11,860 restricted common shares, Mr. Hurwitz was granted 7,300 restricted common shares and Mrs. Allgood was granted 4,865 restricted common shares. On February 27, 2001, Mr. Scott Wolstein was granted 38,820 restricted common shares, Mr. Schoff was granted 11,092 restricted common shares, Mr. Jacobstein was granted 10,299 restricted common shares, Mr. Hurwitz was granted 6,338 restricted common shares and Mrs. Allgood was granted 3,961 restricted common shares. One-fifth of each grant vested on the date of the grant and an additional one-fifth vests on each anniversary date following the date of grant. Dividends on these restricted shares are paid to the individuals in cash.

(3) The value, at December 31, 2001, of contributions made pursuant to DDR's Profit Sharing Plan and Trust Plan equaled $2,038, $2,028 $1,889 and $2,033, respectively, for Messrs. Scott Wolstein, Schoff, Jacobstein and Hurwitz. The contributions made pursuant to DDR's Elective Deferred Compensation Plan equaled $12,410, $5,986, $3,500, $2,634 and $3,438, respectively, for Messrs. Scott Wolstein, Schoff, Jacobstein, Hurwitz and Mrs. Allgood. Messrs. Scott Wolstein and Schoff each received $10,000 allowances and Mr. Jacobstein received a $2,675 allowance relating to fiscal year 2001 tax and financial planning expenses; Messrs. Scott Wolstein and Schoff received $15,429 and $4,473, respectively, for taxable payments on split dollar life insurance pursuant to their employment agreements; Messrs. Scott Wolstein, Schoff, Jacobstein, Hurwitz and Mrs. Allgood received $3,715, $4,477, $7,328, $2,159 and

$2,800, respectively, relating to automobile lease payments pursuant to their employment agreements. Messrs. Scott Wolstein, Schoff, Jacobstein, Hurwitz and Mrs. Allgood received $14,809, $10,915, $5,994, $5,994 and $2,685, respectively, for the payment of country club dues.

(4) Mr. Jacobstein joined DDR in May 1999 and Mr. Hurwitz joined DDR in June 1999.

(5) Includes a $25,000 signing bonus paid to Mr. Hurwitz when he joined DDR.

I. Option/SAR Grants in Last Fiscal Year

The following table sets forth information with respect to the awarding of options to purchase DDR common shares in 2001 to the named executive officers.

Name	Number of Securities Underlying Options (#)(1)	Percent of Total Options Granted To Employees in Fiscal Year(2)	Exercise Price ($/Sh)	Expiration Date	Grant Date Present Value($)
Scott A. Wolstein	140,197	25.8%	$13.333	February 27, 2011	$91,913(3)
James A. Schoff	40,056	7.4	13.333	February 27, 2011	26,261(3)
David M. Jacobstein	37,195	6.8	13.333	February 27, 2011	24,385(3)
Daniel B. Hurwitz	22,889	4.2	13.333	February 27, 2011	15,006(3)
Joan U. Allgood	14,306	2.6	13.333	February 27, 2011	9,379(3)

(1) Options vest in one-third increments on each of the first three consecutive anniversaries of the date of grant and may be exercised, if at all, only with respect to those options that are vested.

(2) Based on options to purchase an aggregate of 536,032 common shares granted to employees during 2001.

(3) Based on the Black-Scholes options pricing model, adapted for use in valuing stock options granted to executives. The following assumptions were used in determining the values set forth in the table: (a) expected volatility of 26.4222% which reflects the daily closing prices of the common shares on the NYSE for the 12-month period ended February 27, 2001, (b) risk-free rates of return of 5.26% for the options which expire in February 2011 (which percentage represents the yield on a United States Government Zero Coupon bond with a 10-year maturity prevailing on the date on which the options were granted), (c) dividend yield of 11.18% for the options (which percentage represents an annualized distribution of $1.48 per common share divided by the exercise price of the options) and (d) the exercise of the options at the end of their 10-year term. No adjustments were made for nontransferability or risk of forfeiture of the options. The calculations were made using a price per common share and option exercise price of $13.333 for the options. The estimated present values in the table are not intended to provide, nor should they be interpreted as providing, any indication or assurance concerning future values of the common shares.

II. Aggregate Option Exercises in 2001 and 2001 Year-End Option Values

The following table sets forth information with respect to the value of options held by the named executive officers.

Name	Shares Acquired on Exercise(#)	Value Realized($)	Number of Securities Underlying Unexercised Options at 2001 Year-End(#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at 2001 Year-End($)(1) Exercisable/ Unexercisable
Scott A. Wolstein	-0-	-0-	2,120,348/304,261	3,611,743/1,922,100
James A. Schoff	14,478	75,756	144,096/ 86,932	622,533/549,172
David M. Jacobstein	14,509	94,288	200,000/166,213	507,400/686,927
Daniel B. Hurwitz	8,927	58,154	133,334/107,414	380,007/456,606
Joan U. Allgood	50,000	205,462	70,023/ 32,164	307,964/203,713

(1) Based on the market price of $19.10 per DDR common share at the close of trading on December 31, 2001.

Compensation of Directors

During 2001, DDR paid an annual fee of $20,000, plus a fee of $1,000 for each board and/or committee meeting attended, or $500 for each telephonic meeting attended, to its directors who are not employees or officers of DDR. Each non-employee director received options to purchase 5,000 DDR common shares. Each non-employee director is also reimbursed for expenses incurred in attending meetings.

Non-employee directors are permitted to defer all or a portion of their fees pursuant to DDR's Directors' Deferred Compensation Plan. The plan is unfunded and participants' contributions are converted to units, the value of which fluctuates according to the market value of the common shares. Messrs. Adams, Adler and Ahern elected to defer their 2001 fees pursuant to the plan. During their terms as directors, Messrs. Adams, Adler and Ahern have deferred compensation represented by 14,745, 4,700 and 2,652 units, respectively. As of December 31, 2001, those units were valued at $281,620 for Mr. Adams, $89,767 for Mr. Adler and $50,663 for Mr. Ahern.

Employment Agreements

DDR has entered into separate employment agreements with seven of its executive officers, including each of the named executive officers. The agreements with Messrs. Scott Wolstein and Schoff were amended and restated in April 1999. Each of the employment agreements contains an "evergreen" provision which provides for an automatic extension of the agreement for an additional year at the end of each calendar year, subject to the right of either party to terminate by giving one year's prior written notice in the case of Messrs. Scott Wolstein and Schoff, or by DDR giving 90 days' prior written notice in the case of Mr. Jacobstein, Mr. Hurwitz and Mrs. Allgood. Pursuant to their respective agreements, each of the named executive officers is required to devote their entire business time to DDR. The agreements provide for current annual base salaries of $575,000, $360,000, $385,000, $330,000 and $230,000 for Messrs. Scott Wolstein, Schoff, Jacobstein and Hurwitz and Mrs. Allgood, respectively. The agreements for Messrs. Scott Wolstein, Schoff, Jacobstein and Hurwitz provide for the use of an automobile and membership in a golf club and, in the case of Messrs. Scott Wolstein and Schoff, membership in a business club. Messrs. Scott Wolstein and Schoff receive an allowance of $10,000, and Mr. Jacobstein receives an allowance of $5,000, for tax return preparation and financial planning services pursuant to their respective agreements. Under their agreements, Mr. Scott Wolstein is entitled to a bonus of from 50% to 125% of his annual base salary, Mr. Schoff is entitled to a bonus of from 25% to 100% of his annual base salary, Mr. Jacobstein is entitled to a bonus of from 25% to 100% of his annual base salary, Mr. Hurwitz is entitled to a bonus of from 25% to 75% of his base salary and Mrs. Allgood is entitled to a bonus of from 15% to 50% of her base salary. See "Report of the Executive Compensation Committee of the Board of Directors — Components of the Compensation Plan — Bonuses" for a discussion of the methods used to determine these bonuses.

Change in Control Agreements

DDR has entered into a change in control agreement with each executive officer who has an employment agreement, including each of the named executive officers. Under the agreements, certain benefits are payable by DDR if a triggering event occurs.

A triggering event occurs if within two years (or three years in the case of Messrs. Scott Wolstein and Schoff) after a change in control (a) DDR terminates the employment of the named executive officer, other than in the case of a termination for cause (as defined in the applicable change in control agreement); (b) DDR reduces the named executive officer's title, responsibilities, power or authority in comparison with his or her title, responsibilities, power or authority at the time of the change in control; (c) DDR assigns the named executive officer duties which are inconsistent with the duties assigned to the named executive officer on the date on which the change in control occurred and which duties DDR persists in assigning to the named executive officer despite the prior written objection of that officer; (d) DDR reduces the named executive officer's base compensation, his or her group health, life, disability or other insurance programs (including any such benefits provided to executive's family), his or her pension, retirement or profit-sharing benefits or any benefits provided by DDR's Equity-Based Award Plans, or any substitute therefor, or excludes him or her from any plan, program or arrangement in which the other executive officers of DDR are included; or (e) DDR requires the named executive officer to be based at or generally work from any location more than 50 miles from the geographical center of Cleveland, Ohio.

A change in control occurs if (a) any person or group of persons, acting alone or together with any of its affiliates or associates, acquires a legal or beneficial ownership interest, or voting rights, in 20% or more of the outstanding common shares; (b) at any time during a period of 24 consecutive months, individuals who were directors of DDR at the beginning of the period no longer constitute a majority of the members of the board of directors unless the election, or the nomination for election by the DDR's shareholders, of each director who was not a director at the beginning of the period is approved by at least a majority of the directors who are in office at the time of the election or nomination and were directors at the beginning of the period; or (c) a record date is established for determining shareholders of DDR entitled to vote upon (i) a merger or consolidation of DDR with another real estate investment trust, partnership, corporation or other entity in which DDR is not the surviving or continuing entity or in which all or a substantial part of the outstanding shares are to be converted into or exchanged for cash, securities, or other property, (ii) a sale or other disposition of all or substantially all of the assets of DDR or (iii) the dissolution of DDR. The agreements of Messrs. Hurwitz and Mallory each provide that if certain conditions are met, a spin-off of DDR's real estate development business is not a change in control.

Within 30 days after the occurrence of a triggering event, DDR must pay the named executive officer an amount equal to the sum of two times (or three times in the case of Messrs. Scott Wolstein and Schoff) the maximum annual salary and bonus then payable to the officer. In addition, DDR agreed to continue to provide life and health insurance benefits that are comparable to or better than those provided to the named executive officer at the time of the change in control until the earlier of two years from the date of the triggering event and the date the named executive officer becomes eligible to receive comparable or better benefits from a new employer. DDR also agreed to continue its guarantees of loans to executive officers the proceeds of which were used to purchase DDR common shares from DDR until the time such loans are repaid and not to direct or take any action to cause those loans to be accelerated or called prior to the maturity of the loans.

Compensation Committee Interlocks and Insider Participation

The members of the Executive Compensation Committee were Albert T. Adams, Dean S. Adler, Robert H. Gidel and Barry A. Sholem.

In September 1999, DDR transferred its interest in a shopping center under development in Coon Rapids, Minnesota, a suburb of Minneapolis, to a joint venture in which DDR retained a 25% economic interest. The remaining 75% economic interest is held by private equity funds, or Funds, controlled by Dean S. Adler, a director of DDR. Mr. Adler holds a 0.5% economic interest in the Funds. In 2001, the Funds reimbursed DDR $900,000 for payment against prior advances. DDR has a management agreement and performs certain administrative functions for the joint venture pursuant to which DDR earned management, leasing and development fees of $600,000 and $1.3 million in 2001 and through September 30, 2002, respectively, and interest income of $1.6 million in 2001 (no interest income has been earned in 2002). In addition, in 2001 DDR recognized a gain of approximately $1.1 million related to the sale of real estate to the joint venture for that portion not owned by DDR, determined by utilizing the percentage of completion method. The remaining gain on sale of $0.4 million is attributable to third party interest, of which $0.2 million has been recognized through September 30, 2002. On December 31, 2001, the joint venture obtained a non-recourse loan and DDR was reimbursed approximately $21 million for loans made to the joint venture.

Albert T. Adams, a director of DDR, is a partner of the law firm Baker & Hostetler LLP in Cleveland, Ohio. DDR has retained that firm since 1992 to provide various legal services.

Performance Graph

Set forth below is a line graph comparing the cumulative total return of a hypothetical investment in the DDR common shares with the cumulative total return of a hypothetical investment in each of the Russell 2000 Index and the NAREIT Equity REIT Total Return Index based on the respective market prices of each such investment on the dates shown below, assuming an initial investment of $100 on January 1, 1997 and the reinvestment of dividends.



	1/1/97	1997	1998	1999	2000	2001
Developers Diversified Realty Corporation	$100.00	$109.86	$109.20	$ 87.21	$100.02	$156.14
Russell 2000 Index	$100.00	$122.36	$119.25	$144.60	$140.89	$144.40
NAREIT Equity REIT Total Return Index	$100.00	$120.26	$ 99.21	$ 94.63	$119.58	$136.24

Report of the Executive Compensation Committee of the Board of Directors

Introduction

The compensation of DDR's executive officers is currently determined by the Executive Compensation Committee of DDR's Board of Directors. In 2001, the committee was comprised of Dean S. Adler, Chairman of the Committee, Albert T. Adams, Robert H. Gidel and Barry A. Sholem.

Philosophy

The primary objectives of the committee in determining executive compensation for 2001 were (a) to provide a competitive total compensation package that enables DDR to attract and retain qualified executives and align their compensation with DDR's overall business strategies and (b) to provide each executive officer with a significant equity stake in DDR through stock options and grants of restricted common shares. The committee determines compensation for those officers considered "executive officers" under the rules and regulations of the Securities and Exchange Commission.

To this end, the committee determined executive compensation consistent with a philosophy of compensating executive officers based on their responsibilities, DDR's performance and the achievement of established annual goals. The primary components of DDR's executive compensation program are (a) base salaries and certain other annual compensation, (b) bonuses and (c) grants of stock options, restricted common shares and performance units. Each of these elements is discussed below.

Components of the Compensation Program

Base Salaries and Certain Other Annual Compensation. The base salaries and certain other annual compensation for DDR's executive officers in 2001 were determined with reference to the experience of the officers as compared to other executives in the REIT industry, DDR's past practice and comparisons of compensation paid by companies in two peer groups (which may differ in composition from the peer group used in the Performance Graph): REITs of similar size to DDR and REITs with retail assets as their primary focus. DDR engaged an outside consultant to assess the competitiveness of DDR's existing compensation plan. Fundamental requirements of the program include the establishment of competitive compensation levels and the setting of rewards consistent with individual contributions.

After analysis, and based upon the recommendation of DDR's outside consultant, the committee determined that, for 2001, the base salary of Mr. S. Wolstein should be increased to $575,000 per year in light of the compensation being paid to other chief executive officers in the REIT industry generally. Pursuant to their employment agreements, Messrs. S. Wolstein, Schoff, Jacobstein and Hurwitz receive certain additional benefits described under the heading "Executive Compensation — Employment Agreements." The Committee believes that these benefits assist DDR by facilitating the development of important relationships between officers and members of the business community.

Bonuses. DDR bases annual performance bonuses upon the participants' levels of responsibility and salary, overall corporate performance and individual or qualitative performances. These bonus possibilities are in the form of threshold, target and maximum incentive opportunities which are attained if DDR reaches certain pre-determined performance benchmarks tied to funds from operations per common share and if the participants are given a favorable qualitative assessment of their individual contributions and efforts.

The committee determined that, although DDR achieved its funds from operations targets, the relative stability in the price of the common shares mandated that long-term incentive compensation, including bonuses, be awarded to executives at targeted levels and not at the higher maximum level. In 2001, Mr. S. Wolstein earned a bonus equal to 97% of his 2001 base salary, Messrs. Schoff, Jacobstein, Hurwitz and Mrs. Allgood, each earned a bonus equal to 67%, 72%, 70% and 25%, respectively, of their 2001 base salary.

Restricted Shares and Performance Units. All of DDR's executive officers are eligible to receive awards of restricted common shares of DDR and performance units pursuant to the 1996 Developers Diversified Realty Corporation Equity-Based Award Plan (the "1996 Award Plan") and the 1998 Developers Diversified Realty Corporation Equity-Based Award Plan (the "1998 Award Plan"). Grants of performance units and restricted common shares reinforce the long-term goal of increasing shareholder value by providing the proper nexus between the interests of management and the interests of DDR's shareholders.

To date, all of DDR's awards of restricted common shares have been service-based awards which may be earned over a period of time to encourage the participant's continued employment with DDR. Mr. S. Wolstein has received three awards of restricted common shares in the past three years and two awards of performance units from DDR. Mr. S. Wolstein was granted 31,325 restricted common shares on November 29, 1999. The shares vest annually in 20% increments with the first 6,265 shares vesting on the date of the award. Mr. S. Wolstein was granted 44,700 restricted common shares on March 1, 2000. The shares vest annually in 20% increments with the first 8,940 shares vesting on the date of the award. Mr. S. Wolstein was granted 38,820 restricted common shares on February 27, 2001. The shares vest annually in 20% increments with the first 7,764 shares vesting on the date of the award. Based on the recommendations of DDR's outside compensation consultant, in 2001 DDR granted an aggregate of 41,813 restricted common shares to its named executive officers (not including Mr. S. Wolstein) and an aggregate of 10,123 restricted common shares to certain executive officers of DDR in addition to Messrs. S. Wolstein, Schoff, Jacobstein Hurwitz and Mrs. Allgood.

In 2000, Mr. S. Wolstein was granted 30,000 performance units that will convert to a number of common shares based on the performance of the common shares over a four-year period ending December 31, 2004. Pursuant to the conversion formula, the minimum number of common shares Mr. S. Wolstein will receive is 30,000 and the maximum number is 200,000. The minimum 30,000 common shares received upon the conversion of the performance units granted in 2000 will vest on December 31, 2005 and the remaining common shares awarded will vest annually in 20% increments with the first 20% vesting on December 31, 2006. The grant of performance units to Mr. S. Wolstein was recommended by DDR's outside compensation consultant.

Stock Options. All of DDR's executive officers are eligible to receive options to purchase common shares of DDR pursuant to the Developers Diversified Realty Corporation 1992 Employees' Share Option Plan, the 1996 Award Plan and the 1998 Award Plan. DDR believes that stock option grants are a valuable motivating tool and provide a long-term incentive to management. Stock option grants reinforce the long-term goal of increasing shareholder value by providing the proper nexus between the interests of management and the interests of DDR's shareholders.


Executive Compensation Committee
Dean S. Adler, Chairman
Albert T. Adams
Robert H. Gidel
Barry A. Sholem


DDR SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires DDR's directors and executive officers, and owners of more than 10% of a registered class of DDR's equity securities, to file with the SEC and the NYSE initial reports of ownership and reports of changes in ownership of common shares and other equity securities of DDR. Executive officers, directors and owners of more than 10% of the common shares are required by SEC regulations to furnish DDR with copies of all forms they file pursuant to Section 16(a).

To DDR's knowledge, based solely on review of the copies of such reports furnished to DDR and written representations that no other reports were required, during the fiscal year ended December 31, 2001, all Section 16(a) filing requirements applicable to its executive officers, directors and greater than 10% beneficial owners were complied with, except as noted below.

Messrs. Adams, Adler, Ahern, Gidel, Sholem, Brown, Mallory, Schafer and William Hulett, a former director, each filed one late Form 5 to report one transaction. Mr. Jacobstein filed one late Form 4 to report one transaction.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

The Ohio Revised Code authorizes Ohio corporations to indemnify officers and directors against liability if the officer or director acted in good faith and in a manner reasonably believed by the officer or director to be in or not opposed to the best interests of the corporation, and, with respect to any criminal actions, if the officer or director had no reason to believe his action was unlawful. In the case of an action by or on behalf of a corporation, indemnification may not be made (i) if the person seeking indemnification is adjudged liable for negligence or misconduct, unless the court in which such action was brought determines such person is fairly and reasonably entitled to indemnification, or (2) if the liability asserted against such person concerns certain unlawful distributions. The indemnification provisions of the Ohio Revised Code require indemnification if a director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding that he was a party to by reason of the fact that he is or was a director or officer of the corporation. The indemnification authorized under Ohio law is not exclusive and is in addition to any other rights granted to officers and directors under the articles of incorporation or code of regulations of the corporation or any agreement between the officers and directors and the corporation. A corporation may maintain insurance or furnish similar protection on behalf of any officer or director against any liability asserted against him and incurred by him in his capacity, or arising out of his status, as an officer or director, whether or not the corporation would have the power to indemnify him against such liability under the Ohio Revised Code.

The DDR code of regulations provides for the indemnification of directors and officers of DDR to the maximum extent permitted by Ohio law, as authorized by the board of directors of DDR, and for the advancement of expenses incurred in connection with the defense of any action, suit or proceeding that he or she was a party to by reason of the fact that he or she is or was a director or officer of DDR upon the receipt of an undertaking to repay such amount unless it is ultimately determined that the director or officer is entitled to indemnification. DDR's code of regulations provides that the indemnification is not deemed exclusive of any other rights to which those seeking indemnification may be entitled under the articles of incorporation or code of regulations or any agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office and shall continue as to a person who has ceased to be a director, trustee, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

DDR maintains a directors' and officers' insurance policy which insures its directors and officers from claims arising out of an alleged wrongful act by such persons in their respective capacities as directors and officers of DDR, subject to certain exceptions.

DDR has entered into indemnification agreements with its directors and officers which provide for indemnification to the fullest extent permitted under Ohio law.

Item 21. Exhibits and Financial Statement Schedules

(a) Exhibits.

Exhibit No.	Exhibit Description
2.1	Agreement and Plan of Merger, dated as of October 4, 2002, by and among Developers Diversified Realty Corporation, JDN Realty Corporation and DDR Transitory Sub, Inc. (1)
3.1	Amended and Restated Articles of Incorporation of Developers Diversified Realty Corporation, as amended (2)
3.2	Code of Regulations of Developers Diversified Realty Corporation, as amended (3)
*5.1	Opinion of Baker & Hostetler LLP regarding the legality of the securities being registered on behalf of DDR.

Exhibit No.	Exhibit Description
*8.1	Opinion of Baker & Hostetler LLP regarding the federal income tax consequences of the merger to DDR shareholders.
*8.2	Opinion of Baker & Hostetler LLP regarding the qualification of DDR as a real estate investment trust for federal income tax purposes.
*8.3	Opinion of King & Spalding regarding the federal income tax consequences of the merger to JDN shareholders.
*8.4	Opinion of King & Spalding regarding the qualification of JDN as a real estate investment trust for federal income tax purposes.
12.1	Ratio of earnings to fixed charges and preferred share distributions of Developers Diversified Realty Corporation.
12.2	Ratio of earnings to fixed charges and preferred share distributions of JDN Realty Corporation.
23.1	Consent of PricewaterhouseCoopers (DDR).
23.2	Consent of Ernst & Young LLP (JDN).
*23.3	Consent of Baker & Hostetler LLP (included in Exhibit 5.1).
*23.4	Consent of Baker & Hostetler LLP (included in Exhibit 8.1).
*23.5	Consent of Baker & Hostetler LLP (included in Exhibit 8.2).
*23.6	Consent of King & Spalding (included in Exhibit 8.3).
*23.7	Consent of King & Spalding (included in Exhibit 8.4).
*23.8	Consent of Goldman, Sachs & Co LLC.
23.9	Consent of Lazard Frères & Co. LLC.
24.1	Power of Attorney (included on signature page hereto).
99.1	Opinion of Goldman, Sachs & Co. LLC (4)
99.2	Opinion of Lazard Frères & Co. LLC (5)
*99.3	Form of Proxy Card (DDR)
*99.4	Form of Proxy Card (JDN)
99.5	Form of Voting Agreement by Certain Stockholders of JDN Realty Corporation and Developers Diversified Realty Corporation. (6)
99.6	Form of Voting Agreement by Certain Stockholders of Developers Diversified Realty Corporation and JDN Realty Corporation. (7)

* To be filed by amendment.

(1) Attached to the joint proxy statement/prospectus as Annex A.

(2) Incorporated by reference from the Registrant's Quarterly Report on Form 10-Q filed on May 15, 2002, for the quarterly period ended March 31, 2002.

(3) Incorporated by reference from the Registrant's Quarterly Report on Form 10-Q filed on August 16, 1999, for the quarterly period ended June 30, 1999.

(4) Attached to the joint proxy statement/prospectus as Annex B.

(5) Attached to the joint proxy statement/prospectus as Annex C.

(6) Filed as an exhibit to the registrant's current report on Form 8-K filed on October 9, 2002 and incorporated herein by reference.

(7) Filed as an exhibit to the registrant's current report on Form 8-K filed on October 9, 2002 and incorporated herein by reference.

Item 22. Undertakings

(a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (the "Act"), each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Act, the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(c) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 (§ 230.415 of this chapter), will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beachwood, State of Ohio, on October 31, 2002.

DEVELOPERS DIVERSIFIED REALTY CORPORATION

By: /s/ SCOTT A. WOLSTEIN
Scott A. Wolstein
Chief Executive Officer and Chairman

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated as of the 31st day of October, 2002.

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Scott A. Wolstein, David M. Jacobstein and Albert T. Adams, or any one of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all pre- and post-effective amendments to this Registration Statement, and to file the same, with all exhibits hereto, and other documents in connection herewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on this 31st day of October, 2002.

Signature	Title
/s/ SCOTT A. WOLSTEIN Scott A. Wolstein	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)
/s/ WILLIAM H. SCHAFER William H. Schafer	Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ DAVID M. JACOBSTEIN David M. Jacobstein	President, Chief Operating Officer and Director
/s/ ALBERT T. ADAMS Albert T. Adams	Director
 Dean S. Adler	Director
 Barry A. Sholem	Director

II-4

Signature	Title
/s/ TERRANCE R. AHERN	Director
Terrance R. Ahern	
/s/ ROBERT H. GIDEL	Director
Robert H. Gidel	
/s/ DANIEL B. HURWITZ	Executive Vice President and Director
Daniel B. Hurwitz	
	Director
Victor B. MacFarlane	
/s/ BERT L. WOLSTEIN	Director
Bert L. Wolstein	

EXHIBIT INDEX

Exhibit No.	Exhibit Description
2.1	Agreement and Plan of Merger, dated as of October 4, 2002, by and among Developers Diversified Realty Corporation, JDN Realty Corporation and DDR Transitory Sub, Inc. (1)
3.1	Amended and Restated Articles of Incorporation of Developers Diversified Realty Corporation, as amended (2)
3.2	Code of Regulations of Developers Diversified Realty Corporation, as amended (3)
*5.1	Opinion of Baker & Hostetler LLP regarding the legality of the securities being registered on behalf of DDR.
*8.1	Opinion of Baker & Hostetler LLP regarding the federal income tax consequences of the merger to DDR shareholders.
*8.2	Opinion of Baker & Hostetler LLP regarding the qualification of DDR as a real estate investment trust for federal income tax purposes.
*8.3	Opinion of King & Spalding regarding the federal income tax consequences of the merger to JDN shareholders.
*8.4	Opinion of King & Spalding regarding the qualification of JDN as a real estate investment trust for federal income tax purposes.
12.1	Ratio of earnings to fixed charges and preferred share distributions of Developers Diversified Realty Corporation.
12.2	Ratio of earnings to fixed charges and preferred share distributions of JDN Realty Corporation.
23.1	Consent of PricewaterhouseCoopers (DDR).
23.2	Consent of Ernst & Young LLP (JDN).
*23.3	Consent of Baker & Hostetler LLP (included in Exhibit 5.1).
*23.4	Consent of Baker & Hostetler LLP (included in Exhibit 8.1).
*23.5	Consent of Baker & Hostetler LLP (included in Exhibit 8.2).
*23.6	Consent of King & Spalding (included in Exhibit 8.3).
*23.7	Consent of King & Spalding (included in Exhibit 8.4).
*23.8	Consent of Goldman, Sachs & Co LLC.
23.9	Consent of Lazard Frères & Co. LLC.
24.1	Power of Attorney (included on signature page hereto).
99.1	Opinion of Goldman, Sachs & Co. LLC (4)
99.2	Opinion of Lazard Frères & Co. LLC (5)
*99.3	Form of Proxy Card (DDR)
*99.4	Form of Proxy Card (JDN)
99.5	Form of Voting Agreement by Certain Stockholders of JDN Realty Corporation and Developers Diversified Realty Corporation. (6)
99.6	Form of Voting Agreement by Certain Stockholders of Developers Diversified Realty Corporation and JDN Realty Corporation. (7)

* To be filed by amendment.

(1) Attached to the joint proxy statement/prospectus as Annex A.

(2) Incorporated by reference from the Registrant's Quarterly Report on Form 10-Q filed on May 15, 2002, for the quarterly period ended March 31, 2002.

(3) Incorporated by reference from the Registrant's Quarterly Report on Form 10-Q filed on August 16, 1999, for the quarterly period ended June 30, 1999.

(4) Attached to the joint proxy statement/prospectus as Annex B.

(5) Attached to the joint proxy statement/prospectus as Annex C.

(6) Filed as an exhibit to the registrant's current report on Form 8-K filed on October 9, 2002 and incorporated herein by reference.

(7) Filed as an exhibit to the registrant's current report on Form 8-K filed on October 9, 2002 and incorporated herein by reference.